09010847

# FIRST INDUSTRIAL REALTY·TRUST

## LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

## PROXY STATEMENT

## 2008 ANNUAL REPORT

**In connection with the 2009 Annual Meeting of Stockholders, we have collected the Letter to Stockholders from the President and CEO, Notice of Annual Meeting of Stockholders, Proxy Statement and 2008 Annual Report under one cover.**

**First Industrial Realty Trust, Inc.**
**www.firstindustrial.com**

*Table of Contents*

FIRST INDUSTRIAL REALTY·TRUST



# LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

To Our Stockholders,

2008 was a challenging year for First Industrial and its investors. The economy ground to a halt in the second half of the year as the woes of many of the world's leading financial institutions, fueled by the upside-down housing market, had a ripple effect across all sectors, including industrial real estate. By September, capital available for investment had all but disappeared. Both the industrial sector as well as First Industrial experienced rapid declines in transaction volume and related income.

Our 2008 funds from operations (FFO), a commonly used measure of real estate performance, reflected this lower transaction income, falling to $101 million, or $2.05 per share/unit on a diluted basis, from $235 million, or $4.64 per share/unit, in 2007. Under the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO, which the Company has now adopted, First Industrial's full year 2008 FFO was $0.42 per share/unit versus $1.85 per share/unit in 2007.(1)

Full year results under both FFO measures included charges of $27 million ($17 million cash, $10 million non-cash), or $0.55 per share/unit, related to the Company's cost reduction and restructuring plan, and also included non-cash impairment charges of $43 million, or $0.86 per share/unit, related to the Company's investments in joint ventures, which I will discuss in more detail later.

Despite the slowdown in the economy, our portfolio generated solid results in 2008, illustrating again the benefits of a portfolio diversified by market, customer, and industrial property type. Net operating income (NOI) from our balance sheet portfolio was $262 million, compared to $272 million in 2007.(1) In addition, we were able to retain tenants in 79% of the square feet that came up for renewal and grew our rental rates by 4.0%.

## A Valuable Platform

As you know, I joined First Industrial as your new President and CEO in January 2009. I was attracted to First Industrial because of its valuable franchise — there are only a handful of industrial real estate platforms like it in North America. We have a team of talented professionals who are experts in their local markets. Our portfolio is large, totaling 97 million square feet owned and managed. We serve a diversified customer base of more than 2,300 tenants, with no single tenant accounting for more than 2.9% of our net rent. We also have a strong record of industry-leading customer service — eight years running according to the Kingsley Index — which is an important advantage for us as we compete in the marketplace to retain tenants and win new ones.

I see my job and my mission as guiding the Company, working with the entire First Industrial team, to leverage its strengths to enhance value for our shareholders. Over 30 years in the real estate business have taught me many valuable lessons that I will seek to apply in leading our Company. While we have a tough road ahead for the next few years, given the current economic picture, we are focused on executing our plan, which is centered around disciplined management of our expenses, portfolio, and capital.

## Restructuring and Retrenching

Over the past several years, First Industrial invested in building an organization capable of handling billions of dollars of transactions annually. The extraordinary turmoil in the financial and credit markets during the last four months of 2008 brought commercial real estate transactions to a standstill, compared to the high velocity environment of the past several years. First Industrial's transaction volumes for the first half of 2008 versus the second half clearly reflected this sea-change. During the first six months of the year, we completed a total of approximately $1.2 billion of investment and sales transactions for our balance sheet and joint ventures. In the second half, that number was reduced to approximately $500 million. The national industrial market also reflected this trend with only $7.5 billion of sales closing in the second half of 2008, a 46% decline in volume from the first half according to Real Capital Analytics.

To align our organization with the dramatic change in market conditions, the Company took significant actions in the fourth quarter of 2008 and the first quarter of 2009 to rationalize its expense base to weather the current economic storm and be prepared to emerge as a stronger and leaner company. In particular, the Company significantly reduced staffing, primarily in the transaction and development related areas.

We also reorganized the Company to increase our focus on operations and investments on a regional basis. Under this new framework, our East, Central and West regions will each be managed by a senior executive responsible for its operations and investments who reports directly to me. This structure will ensure accountability and adherence to our focus on leasing our portfolio and cost management in all aspects of our business.

As part of the restructuring, we are discontinuing our European operations. While not an easy decision, Europe is facing market conditions equally as challenging as those we have in North America. Based on the changing environment, we did not expect to achieve the levels of transactions or profitability necessary within the next several years to justify our continuing investment overseas.

As a result of our restructuring activities, we have substantially reduced our expected overhead for 2009 by approximately $47 million, or 56%, to $37 million. In total, as previously noted, the restructuring resulted in a $27 million pre-tax charge in the fourth quarter of 2008 and we anticipate an additional $6 million charge in 2009.

In the fourth quarter, we also recorded $43 million in impairment charges related to our joint venture investments. These impairments were largely related to our land and developments within our 2005 Development and Repositioning JV and our 2006 Strategic Land and Development JV. The majority of these charges, in accordance with accounting rules for joint venture investments, are essentially a mark-to-market valuation reflecting the inherent volatility in the market for raw land and value-add investments.

**Focusing on Capital Management in Capital-Constrained Environment**

Companies throughout the REIT sector, and the broader market, are struggling to de-leverage their balance sheets, given the tight capital markets. First Industrial has less than $150 million of debt maturing over the next two years, $125 million of which is due in June 2009. We are in negotiations with several lenders to replace or refinance the June maturities with secured debt, as the secured market has remained open for business. Our balance sheet has the flexibility to take on additional secured debt, as approximately 96% of the portfolio was unencumbered by mortgages at the end of 2008.

With a relatively long average debt maturity of more than seven years, we believe we are positioned to work through the current turmoil in the credit markets. We were in compliance with all of our debt covenants throughout 2008, and intend to remain in compliance; however, reductions in net operating income below our projections, or limitations on our ability to sell properties or refinance our maturing debt, may inhibit our ability to meet our financial covenants.

Given the tight capital environment, in the first quarter of 2009, we adjusted our dividend policy to distribute the minimum amount required to maintain our REIT status. We believe it is in the best interests of our shareholders to retain as much capital as possible in the current credit-constrained financial world. As always, the Board will continue to evaluate future dividends based on a variety of factors, including projected levels of taxable income, capital requirements, and the overall availability of capital in the marketplace.

We believe our additional capital needs are manageable as well. As of December 31, 2008, funding requirements for 2009 for our developments in process totaled $16 million for both our balance sheet and our pro rata share of our joint venture developments. To further preserve capital in 2009, we do not intend to pursue new investments for our balance sheet.

We will also be very selective in our joint venture investments. With regard to joint venture financing needs, across all of our joint ventures, we have $478 million of debt maturing in 2009. Our pro rata share is less than $50 million, and all of our joint venture debt is non-recourse to First Industrial. Of the 2009 joint venture maturities, only $95 million does not have a unilateral extension right.

**Modifying Financial Disclosure for Enhanced Clarity and Comparability**

First Industrial made several changes in our reporting over the past year to be more user-friendly to our investors. We believe these changes will provide greater comparability to peers and highlight our progress in executing our leasing strategy in the current economic climate.

As announced last year, we will report FFO using NAREIT's definition starting in 2009. The primary difference between our prior methodology and the NAREIT definition is that gains from the sale of previously depreciated real estate will now be excluded from FFO.

Starting in the first quarter of 2009, we will also change the definition of our in-service portfolio, for which we report occupancy figures. The change in definition reflects our intense focus on the overall occupancy of the portfolio and will provide more transparency on our progress in leasing for all properties, including our value-add and development properties.

In the past, our in-service portfolio excluded any acquired or (re)developed properties that had not yet reached a stabilized occupancy threshold of 90% leased. Under our new definition, any property acquired with occupancy greater than 75% will become part of our in-service portfolio immediately. Properties less than 75% occupied at the time of acquisition will enter the in-service portfolio upon achieving occupancy of 90% or one year after acquisition, whichever is earlier. Similarly, developments and redevelopments will become part of the in-service portfolio at the earlier of 90% occupancy or a year after shell or construction completion.

By definition, this change in methodology will result in lower reported occupancy figures, but the new method better reflects how we manage our portfolio and measure our leasing success.

**Looking Ahead: 2009 and Beyond**

Our mission for 2009 is clear and our approach is simple — "Back to Basics".

We must work hard every day to retain and attract tenants to keep our portfolio occupied in the current economic downturn. We will be vigilant in minimizing costs and increasing efficiencies throughout our organization. We must execute our plans to refinance or replace the $125 million of maturing debt that comes due in June of this year and we must maintain compliance with our financial covenants with our lenders. We will also continue looking for opportunities to sell select assets to help our liquidity position and reduce our leverage. By executing on our plan, we believe we will position ourselves to weather the current storm.

Looking ahead, we have an opportunity to enhance the Company's value by leasing up the value-add acquisitions and new developments in which we have invested over the past few years. Additionally, the economic slowdown and the capital markets crisis shut down the pipeline of new development in 2008, limiting excess inventory, which will help our markets when the economy recovers. We also believe there will be attractive opportunities to acquire distressed assets in the future, using the capacity in our platform and capital from current or potential joint venture partners.

**In Closing**

2009 will be a challenging year for First Industrial, the industrial real estate market, and the broader economy. However, we are positioned to navigate through the current turmoil and emerge as a stronger company in the future. The entire First Industrial team of local market experts in our regions and corporate staff at our headquarters is focused squarely on achieving our plan. I would like to personally thank each member of our organization for their efforts and dedication in the face of a tough environment. Throughout the changes in the Company and the industry over the past several months, they have continued to do an excellent job in serving our tenants and executing our strategy. And I would also like to thank you, our shareholders, for your continuing support as we work hard to get through these difficult times and move forward to better days.

Sincerely,

Bruce W. Duncan
President and Chief Executive Officer

(1) Under First Industrial's prior definition of FFO, FFO is defined as net income available to common stockholders, plus depreciation and amortization of real estate, minus accumulated depreciation and amortization on real estate sold. Beginning in 2009, First Industrial will adopt the NAREIT definition of FFO. NAREIT defines FFO as net income, excluding gains (or losses) from the sale of previously depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Net operating income (NOI) is defined as revenues of the Company, minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses. NOI includes NOI from discontinued operations.

The table below reconciles net income to FFO (under the Company's prior definition and NAREIT definition) and NOI.

| | 2008 | 2007 |
|---|---|---|
| **Net Income Available to Common Stockholders** | $ 21,755 | $ 131,714 |
| Add: Depreciation and Amortization of Real Estate | 158,770 | 135,592 |
| Add: Income Allocated to Minority Interest | 3,214 | 19,036 |
| Add: Depreciation and Amortization of Real Estate Included in Discontinued Operations | 6,945 | 30,103 |
| Add: Depreciation and Amortization of Real Estate — Joint Ventures | 7,727 | 8,953 |
| Less: Accumulated Depreciation/Amortization on Real Estate Sold | (95,393) | (85,163) |
| Less: Accumulated Depreciation/Amortization on Real Estate Sold — Joint Ventures | (1,571) | (5,535) |
| **Funds From Operations ("FFO")** | $101,447 | $ 234,700 |
| Less: Economic Gains on Sale of Depreciated Real Estate | (80,546) | (141,082) |
| **Funds From Operations (NAREIT Definition)** | $ 20,901 | $ 93,618 |
| **Net Income Available to Common Stockholders** | $ 21,755 | $ 131,714 |
| Add: Interest Expense | 111,559 | 119,314 |
| Add: Restructuring Costs | 27,349 | — |
| Add: General and Administrative Expense | 84,627 | 92,101 |
| Add: Depreciation and Amortization of Real Estate | 158,770 | 135,592 |
| Add: Preferred Dividends | 19,428 | 21,320 |
| Add: Mark-to-Market of Derivative | 3,073 | — |
| Add: Redemption of Preferred Stock | — | 2,017 |
| Add: Income Allocated to Minority Interest | 3,214 | 19,036 |
| Add: Amortization of Deferred Financing Costs | 2,879 | 3,210 |
| Add: Depreciation of Corporate F,F&E | 2,257 | 1,837 |
| Add: Depreciation and Amortization of Real Estate Included in Discontinued Operations | 6,945 | 30,103 |
| Add: (Gain) Loss from Early Retirement of Debt | (2,749) | 393 |
| Add: Depreciation and Amortization of Real Estate — Joint Ventures | 7,727 | 8,953 |
| Less: Accumulated Depreciation/Amortization on Real Estate Sold | (95,393) | (85,163) |
| Less: Accumulated Depreciation/Amortization on Real Estate Sold — Joint Ventures | (1,571) | (5,535) |
| Less: Net Economic Gains, Net of Income Tax Provision | (90,729) | (149,498) |
| Less: Equity in FFO of Joint Ventures, Net of Income Tax Provision | 2,462 | (52,989) |
| **Net Operating Income ("NOI")** | $261,603 | $ 272,405 |
| **FFO per Share/Unit** | $ 2.05 | $ 4.64 |
| **Funds From Operations (NAREIT Definition) per Share/Unit** | $ 0.42 | $ 1.85 |
| **Weighted Avg. Number of Shares/Units Outstanding — Basic/Diluted** | 49,456 | 50,597 |

FIRST INDUSTRIAL REALTY·TRUST

# FIRST INDUSTRIAL REALTY TRUST, INC.

**311 South Wacker Drive**
**Suite 4000**
**Chicago, Illinois 60606**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

### To Be Held On May 13, 2009

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held on Wednesday, May 13, 2009 at 9:00 a.m. at the 10th Floor Conference Room, 311 South Wacker Drive, Chicago, Illinois 60606 for the following purposes:

1. To elect three Class III Directors of the Company to serve until the 2012 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, and one Class II Director to serve until the 2011 Annual Meeting of Stockholders and until his successor is duly elected and qualified;

2. To approve the Company's 2009 Stock Incentive Plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009; and

4. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 20, 2009 as the record date for the Annual Meeting. Only stockholders of record of the Company's common stock, $.01 par value per share, at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. Any proxy may be revoked by delivery of a later dated proxy. Stockholders of record who attend the Annual Meeting may vote in person, even if they have previously delivered a signed proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

By Order of the Board of Directors

John H. Clayton
*Secretary*

Chicago, Illinois
April 9, 2009

**WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.**

FIRST INDUSTRIAL REALTY·TRUST

# FIRST INDUSTRIAL REALTY TRUST, INC.

**311 South Wacker Drive**
**Suite 4000**
**Chicago, Illinois 60606**

---

## PROXY STATEMENT

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## FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

### To Be Held On May 13, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. ("First Industrial" or the "Company") for use at the 2009 Annual Meeting of Stockholders of the Company to be held on Wednesday, May 13, 2009, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to vote on the election of three Class III Directors and one Class II Director of the Company, to approve the 2009 Stock Incentive Plan, to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and to act on any other matters properly brought before them.

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are first being sent to stockholders on or about April 9, 2009. The Board of Directors has fixed the close of business on March 20, 2009 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of the Company's common stock, par value $.01 per share (the "Common Stock"), at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 44,667,681 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

**Stockholders of the Company are requested to complete, sign, date and promptly return the accompanying Proxy Card in the enclosed postage-prepaid envelope. Shares represented by a properly executed Proxy Card received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the Proxy Card. If a properly executed Proxy Card is submitted and no instructions are given, the persons designated as proxy holders on the Proxy Card will vote (i) FOR the election of the three nominees for Class III Directors and the one nominee for Class II Director of the Company named in this Proxy Statement, (ii) FOR the approval of the First Industrial Realty Trust, Inc. 2009 Stock Incentive Plan (the "2009 Stock Incentive Plan"), (iii) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (iv) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. It is not anticipated that any matters other than those set forth in the Proxy Statement will be presented at the Annual Meeting.**

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required for the election of directors, the approval of the 2009 Stock Incentive Plan and the ratification of the appointment of the Company's independent registered public accounting firm. Abstentions and broker nonvotes will not be counted as votes cast and, accordingly, will have no effect on the majority vote required, although they will be counted for quorum purposes.

A stockholder of record may revoke a proxy at any time before it has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, by filing a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. Also, Appendix B to this Proxy Statement contains the Company's 2008 Annual Report, including the Company's financial statements for the fiscal year ended December 31, 2008 and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). Neither the Letter to Stockholders from the Company's President and Chief Executive Officer nor the Company's 2008 Annual Report, however, are part of the proxy solicitation material. See "Other Matters-Incorporation by Reference" herein.

## PROPOSAL I

## ELECTION OF DIRECTORS

Pursuant to the Articles of Amendment and Restatement of the Company, as amended (the "Articles"), the maximum number of members allowed to serve on the Company's Board of Directors is 12. The Board of Directors of the Company currently consists of ten seats and is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualified. The term of one class expires at each Annual Meeting of Stockholders. Pursuant to the Amended and Restated Bylaws of the Company, vacancies on the Board of Directors may be filled by a majority vote of the directors, and directors elected to fill vacancies shall hold office until the next Annual Meeting of Stockholders.

At the Annual Meeting, three directors will be elected to serve as Class III Directors until the 2012 Annual Meeting of Stockholders and until their successors are duly elected and qualified, and one director will be elected to serve as a Class II Director until the 2011 Annual Meeting of Stockholders and until his successor is duly elected and qualified. The Board of Directors has nominated John Rau, Robert J. Slater and W. Ed Tyler to serve as Class III Directors (the "Class III Nominees") and Bruce W. Duncan to serve as a Class II Director (the "Class II Nominee" and, together with the Class III Nominees, the "Nominees"). Each of the Class III Nominees is currently serving as a Class III Director of the Company. Mr. Duncan, the Class II Nominee, was elected as a Class II Director by the Board of Directors in January 2009 to fill a vacancy. Each of the Nominees has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

**The Board of Directors recommends a vote FOR the Nominees.**

### INFORMATION REGARDING NOMINEES AND DIRECTORS

The following biographical descriptions set forth certain information with respect to the three Nominees for election as Class III Directors and the one Nominee for election as a Class II Director at the Annual Meeting, the continuing directors whose terms expire at the Annual Meetings of Stockholders in 2010 and 2011 and certain executive officers, based on information furnished to the Company by such persons. The following information is as of March 20, 2009, unless otherwise specified.

### Class III Nominees for Election at 2009 Annual Meeting — Term to Expire in 2012

**John Rau** Director since 1994

Mr. Rau, 60, has been a director of the Company since June 1994. Since December 2002, Mr. Rau has served as President and Chief Executive Officer and as a director of Miami Corporation, a private asset management firm. From January 1997 to March 2000, he was a director, President and Chief Executive Officer of Chicago Title Corporation, a New York Stock Exchange listed company, and its subsidiaries, Chicago Title and Trust Co., Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. Mr. Rau is a director of Nicor Inc. and Harris Financial Corp. and Harris Bank, N.A. From July 1993 until November 1996, Mr. Rau was Dean of the Indiana University School of Business. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor Jim Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time, he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle National Bank. Prior to 1979, he was associated with First National Bank of Chicago.

**Robert J. Slater** Director since 1994

Mr. Slater, 71, has been a director of the Company since June 1994. From 1988 until his retirement in 2004, Mr. Slater was President of Jackson Consulting, Inc., a private investment and consulting company that specializes in advising manufacturing and distribution companies on strategic, organizational, and economic planning. He retired as President, Chief Operating Officer and Director of Crane Co., a multinational manufacturing, distribution, and aerospace company, after serving the company from 1969 to 1988. Mr. Slater also held several executive level positions at Crane Co. subsidiaries including CF&I Corporation, Medusa Corporation, and Huttig Sash & Door Co. Mr. Slater has served on the boards of directors of a number of public companies during his career. Most recently, he was a director of Southdown, Inc. and National Steel Corporation.

**W. Ed Tyler** Director since 2000

Mr. Tyler, 56, has been a director of the Company since March 2000, served as Lead Director from October 2008 to January 2009 and has served as non-executive Chairman of the Board of Directors since January 2009. Mr. Tyler also served as the Company's interim Chief Executive Officer from October 2008 to January 2009. Mr. Tyler was appointed CEO of Ideapoint Ventures in 2002. Ideapoint Ventures is an early stage venture fund that focuses on nanotechnologies. Prior to joining Ideapoint Ventures, Mr. Tyler served as Chief Executive Officer and a director of Moore Corporation Limited, a provider of data capture, information design, marketing services, digital communications and print solutions, from 1998 to 2000. Prior to joining Moore Corporation, Mr. Tyler served in various capacities at R.R. Donnelley & Sons Company, most recently as Executive Vice President and Chief Technology Officer, from 1997 to 1998, and as Executive Vice President and Sector President of Donnelley's Networked Services Sector, from 1995 to 1997.

### Class II Nominee for Election at 2009 Annual Meeting — Term to Expire in 2011

**Bruce W. Duncan** Director since 2009

Mr. Duncan, 57, has been President, Chief Executive Officer and a Director of the Company since January 2009. He also presently serves as the chairman of the Board of Directors of Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) ("Starwood"), a leading worldwide hotel and leisure company, a position he has held since May 2005. From April to September 2007, Mr. Duncan served as Chief Executive Officer of Starwood on an interim basis. Mr. Duncan has served as a Director of Starwood since 1999. He also was a senior advisor to Kohlberg Kravis & Roberts & Co. from July 2008 until January 2009. From May 2005 to December 2005, Mr. Duncan was Chief Executive Officer and Trustee of Equity Residential (NYSE: EQR) ("EQR"), a publicly traded apartment company. From January 2003 to May 2005, he was President, Chief Executive Officer and Trustee, and from April 2002 to December 2002, President and Trustee of EQR. From December 1995 until March 2000, Mr. Duncan served as Chairman, President and Chief Executive Officer of Cadillac Fairview Corporation, a real estate operating company. From January 1992 to October 1994, Mr. Duncan was President and Co-Chief Executive Officer of JMB Institutional Realty Corporation providing advice and management for investments in real estate by tax-exempt investors and from 1978 to 1992, he worked for JMB Realty Corporation where he served as Executive Vice President and a member of the Board of Directors.

### Class I Continuing Directors — Term to Expire in 2010

**Jay H. Shidler** Director since 1993

Mr. Shidler, 62, has been a director of the Company since its formation in August 1993, and served as Chairman of the Board of Directors from August 1993 until January 2009. Mr. Shidler is the founder and Managing Partner of The Shidler Group, a national real estate investment firm. Since forming The Shidler Group in 1972, Mr. Shidler and his affiliates have acquired and managed over 2,000 properties in 40 states and Canada. Mr. Shidler has founded and has been the initial investor in numerous public and private companies, including three other public real estate investment trusts — TriNet Corporate Realty Trust, Inc. (formerly NYSE:TRI), now part of iStar Financial; Corporate Office Properties Trust (NYSE:OFC) and Pacific Office Properties Trust, Inc. (NYSE Alternext:PCE). Mr. Shidler serves as Chairman of the Board of Trustees of Corporate Office Properties Trust and as Chairman of the Board of Directors of Pacific Office Properties Trust, Inc. From 1998 through 2005, Mr. Shidler also served as a director of Primus Guaranty, Ltd. (NYSE:PRS), a Bermuda company of which Mr. Shidler is a founder.

**J. Steven Wilson** Director since 1994

Mr. Wilson, 65, has been a director of the Company since June 1994. In 2008, Mr. Wilson became Managing Member of Besco Engineering, LLC, a company providing maintenance and repair services on turbines and generators. Additionally he became a Managing Director of the London Manhattan Company, a corporate and commercial finance firm. Since April 2006, Mr. Wilson has been owner and President of AIP Group, LLC, located in Jacksonville, Florida, a company providing building products and construction and installation services to commercial builders. Since 1985, Mr. Wilson has been President, Chief Executive Officer and Chairman of the Board of Directors of Riverside Group, Inc. and Wilson Financial Corporation, both holding companies. From 1991 to April 2003, Mr. Wilson was Chairman of the Board of Directors and Chief Executive Officer of Wickes Inc., a building and supply company.

### Class II Continuing Directors — Term to Expire in 2011

**Michael G. Damone** Director since 1994

Mr. Damone, 74, has served as Director of Strategic Planning for the Company, and has been a director of the Company, since June 1994. Between 1973 and 1994, Mr. Damone was Chief Executive Officer of Damone/Andrew, a full service real estate organization, which developed several million square feet of industrial, warehouse, distribution and research and development buildings. Prior to co-founding Damone/Andrew in 1973, Mr. Damone was the executive vice president of a privately held, Michigan based real estate development and construction company, where he was responsible for the development of industrial/business parks. His professional affiliations include the Society of Industrial and Office Realtors, the National Association of Realtors, the Michigan Association of Realtors and the Detroit Area Commercial Board of Realtors.

**Kevin W. Lynch** Director since 1994

Mr. Lynch, 56, has been a director of the Company since June 1994. Mr. Lynch is the co-founder and Principal of The Townsend Group ("Townsend"), an institutional real estate consulting firm, which provides real estate consulting for pension funds and institutional investors. In his capacity as Principal, Mr. Lynch is responsible for strategic development and implementation of client real estate portfolios. Mr. Lynch is also responsible for new product development. Prior to founding Townsend, Mr. Lynch was associated with Stonehenge Capital Corporation, where he was involved in the acquisition of institutional real estate properties and the structuring of institutional real estate transactions. Mr. Lynch is a director of Lexington Realty Trust (NYSE: LXP). Mr. Lynch is a member of the Pension Real Estate Association, the National Council of Real Estate Investment Fiduciaries and the European Association for Investors in Non-listed Real Estate Vehicles. He is a frequent speaker at industry conferences and has presented in Amsterdam and Frankfurt for the benefit of the Association of Foreign Investors in Real Estate and as a guest lecturer at Columbia University and Tel Aviv University. Mr. Lynch is currently on the Advisory Board for the European Institutional Real Estate Letter.

## INFORMATION REGARDING EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

### Scott A. Musil

Mr. Musil, 41, has been acting Chief Financial Officer of the Company since December 2008 and Chief Accounting Officer of the Company since March 2006. Mr. Musil has also served as Senior Vice President of the Company since March 2001, Controller of the Company since December 1995, Treasurer of the Company since May 2002 and Assistant Secretary of the Company since May 1996. In addition, he served as a Vice President of the Company from May 1998 to March 2001. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company, culminating as an audit manager specializing in the real estate and finance industries. Mr. Musil is a certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and National Association of Real Estate Investment Trusts ("NAREIT").

### Johannson L. Yap

Mr. Yap, 46, has been the Chief Investment Officer of the Company since February 1997. From April 1994 to February 1997, he served as Senior Vice President — Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. Between 1988 and 1994, he participated in the acquisition, underwriting and due diligence of several hundred million dollars of commercial properties. His professional affiliations include Urban Land Institute, NAREIT and the Council of Logistics Management.

### David Harker

Mr. Harker, 50, has been Executive Vice President — Central Region since March 2009. From April 2005 to March 2009 he served as Executive Director — Investments of the Company. From 2002 to April 2005, he served as a Senior Regional Director of the Company and from 1998 to 2002 he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Nashville, St. Louis, Louisville and Memphis. Prior to joining the Company, Mr. Harker was a Vice President of the Trammell Crow Company from 1992 to 1998. His professional affiliations include the Society of Industrial and Office Realtors.

### Peter O. Schultz

Mr. Schultz, 46 has been Executive Vice President — East Region since March 2009. From January 2009 to March 2009 he served as Senior Vice President — Portfolio Management of the Company. From November 2007 to December 2008, he served as a Managing Director of the Company, with responsibility for the Company's East Region. From September 2004 to November 2007, he served as a Vice President — Leasing of the Company, with responsibility for the Company's leasing team and asset management plan implementation in the East Region. From January 2001 to September 2004, he served as a Senior Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania and Southern New Jersey. From March 1998 to December 2000, he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania. Prior to joining the Company, Mr. Schultz served as President and Managing Partner of PBS Properties, Inc. from November 1990 to March 1998, prior to which time he was Director of Marketing and Sales for the Pickering Group and Morgantown Properties. His professional affiliations include National Association of Industrial and Office Properties.

## THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

*The Board of Directors.* The Board of Directors currently consists of ten seats and, effective as of the date of the Annual Meeting, the Board will reduce its size to nine seats. A majority of the members of the Board of Directors are independent as affirmatively determined by the Board of Directors. In determining the independence of its members, the Board of Directors applied the following standards:

1) The member must meet the definition of "Independent Director" contained in the Company's Articles, which requires that he or she be neither an employee of the Company nor a member of The Shidler Group.

2) After taking into account all relevant facts and circumstances, the Board must determine that the member has no material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships to be considered include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

3) The member must satisfy the independence tests set forth in Section 303A.02(b) of the Listed Company Manual of the New York Stock Exchange (the "NYSE").

Applying such standards, the Board of Directors has affirmatively determined that each of Messrs. Lynch, Rau, Slater, Tyler and Wilson are independent directors. In reaching this determination with respect to Mr. Tyler, the Board of Directors considered, among other things, Mr. Tyler's recent service as the Company's interim Chief Executive Officer and the compensation of Mr. Tyler in connection with that service.

In addition, the Board of Directors determined that each of Mr. Brenninkmeijer, who will complete his service as a member of the Board of Directors on the date of the Annual Meeting, and Mr. Newman, who resigned from the Board of Directors in February 2009, were independent during their respective service terms in 2008 and 2009.

Pursuant to the terms of the Company's Articles, the directors are divided into three classes. Class III Directors, Messrs. Brenninkmeijer, Rau, Slater and Tyler, as well as Class II Director, Mr. Duncan, hold office for a term expiring at this Annual Meeting. The other Class II Directors, Messrs. Damone and Lynch, hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2011. Class I Directors, Messrs. Shidler and Wilson, hold office for a term expiring at the Annual Meeting of Stockholders to be held in 2010. Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified. At each Annual Meeting of Stockholders, the successors to the class of directors whose term expires at that meeting will be elected to hold office for a term continuing until the Annual Meeting of Stockholders held in the third year following the year of their election and the election and qualification of their successors.

The Board of Directors held 14 meetings and acted once by unanimous consent during 2008. Each of the directors serving in 2008 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which he was a member. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then serving attended the 2008 Annual Meeting of Stockholders.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates. These guidelines, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the investor relations pages of the Company's website at www.firstindustrial.com and are available in print to any stockholder who requests them. The Company has adopted a Code of Business Conduct and Ethics which includes the principles by which the Company expects its employees, officers and directors to conduct Company business and which is accessible at the investor relations pages of the Company's website at www.firstindustrial.com and is available in print to any stockholder who requests them. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics. We also post or otherwise make available on our website from time to time other information that may be of interest to our investors. However, none of the information provided on our website is part of the proxy solicitation material. See "Other Matters-Incorporation by Reference" herein.

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee, a Nominating/Corporate Governance Committee and a Special Committee.

*Audit Committee.* The Audit Committee is directly responsible for the appointment, discharge, compensation, and oversight of the work of any independent registered public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work. In connection with such responsibilities, the Audit Committee approves the engagement of independent public accountants, reviews with the independent public accountants the audit plan, the audit scope, and the results of the annual audit engagement, pre-approves audit and non-audit services provided by the independent public accountants, reviews the independence of the independent public accountants, pre-approves audit and non-audit fees and reviews the adequacy of the Company's internal control over financial reporting.

The membership of the Audit Committee currently consists of Messrs. Rau, Lynch and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE and the rules of the SEC. In the judgment of the Company's Board of Directors, each member is financially literate as required by the listing standards of the NYSE. Further, in the judgment of the Company's Board of Directors, Mr. Rau is an "audit committee financial expert," as such term is defined in the SEC rules, and has "accounting or related financial management expertise," as defined in the listing standards of the NYSE. See Mr. Rau's biography above. The Audit Committee met 11 times in 2008.

*Compensation Committee.* The Compensation Committee has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee administers, and has authority to grant awards under, the First Industrial Realty Trust, Inc. 1994 Stock Incentive Plan (the "1994 Stock Plan"), the First Industrial Realty Trust, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan"), the First Industrial Realty Trust, Inc. Deferred Income Plan, the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (the "2001 Stock Plan") and, if approved by stockholders, the 2009 Stock Incentive Plan. The Compensation Committee currently consists of Messrs. Slater, Lynch and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Each of Mr. Tyler, prior to his appointment as interim Chief Executive Officer in October 2008, and Mr. Newman, prior to his resignation from the Board of Directors in February 2009, served as a member of the Compensation Committee and was, in the judgment of the Board of Directors, independent during the term of his service as required by the listing standards of the NYSE. The Compensation Committee met 10 times in 2008.

*Investment Committee.* The Investment Committee provides oversight and discipline to the investment process. Investment opportunities are described in written reports based on detailed research and analyses in a standardized format applying appropriate underwriting criteria. The Investment Committee meets with the Company's acquisition personnel, reviews each submission thoroughly and approves acquisitions of land having a total investment of greater than $5 million and all other acquisitions and development projects having a total investment of greater than $20 million. The Investment Committee makes a formal recommendation to the Board of Directors for all acquisitions and development projects with a total investment in excess of $50 million. The membership of the Investment Committee currently consists of Messrs. Damone, Duncan and Shidler. The Investment Committee met 21 times and acted six times by unanimous consent in 2008.

*Nominating/Corporate Governance Committee.* The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may develop on the Board of Directors. The Board of Directors, in turn, as a whole by a majority vote either approves all of the nominations so recommended by the Nominating/Corporate Governance Committee or rejects all of the nominations in whole, but not in part. In the event that the Board of Directors as a whole by a majority vote rejects the recommended nominations, the Nominating/Corporate Governance Committee would develop a new recommendation. In addition, the Nominating/Corporate Governance Committee develops and oversees the Company's corporate governance policies. The current Nominating/Corporate Governance Committee consists of Messrs. Lynch, Tyler and Rau, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. In 2008,

Nominating/Corporate Governance Committee consisted of Messrs. Lynch, Slater and Wilson, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Mr. Lynch is the current Chairman of the Nominating/Corporate Governance Committee and also presides at meetings of non-management directors. The Nominating/Corporate Governance Committee met four times during 2008 and met in February 2009 to determine its nominations for this Proxy Statement.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, notice must be given in accordance with the Bylaws of the Company to the Secretary of the Company not more than 180 days nor less than 75 days prior to the first anniversary of the preceding year's Annual Meeting. The fact that the Company may not insist upon compliance with the requirements contained in its Bylaws should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company must, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors of the Company through its own sources (including through nominations by stockholders made in accordance with the Company's Bylaws), through sources of other directors of the Company, and through the use of third-party search firms. The Company has previously engaged a third party search firm to identify potential nominees, including Mr. Brenninkmeijer, and may do so again in the future. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

*Special Committee.* The Special Committee is authorized, within limits specified by the Board of Directors, to approve the terms under which the Company issues or repurchases Common Stock, preferred stock or depository shares representing fractional interests in preferred stock, or under which the Company or any of the Company's subsidiaries, including First Industrial, L.P., issues or repurchases debt. The membership of the Special Committee currently consists of Messrs. Shidler, Duncan and Rau. The Special Committee acted by unanimous consent five times during 2008.

*Communications by Stockholders.* Stockholders of the Company may send communications to the Board of Directors as a whole, its individual members, its committees or its non-management members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the Chairman of such committee; and communications to non-management members of the Board of Directors as a group should be addressed to the Chairman of the Nominating/Corporate Governance Committee. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees and, if a stockholder marks his or her communication "Confidential", will be forwarded directly to the addressee.

## DIRECTOR COMPENSATION

Directors of the Company who are also employees, namely Bruce W. Duncan (our Chief Executive Officer) and Michael G. Damone (a non-executive employee), receive no additional compensation for their services as a director. W. Ed Tyler did not receive additional compensation for his service as a director during his tenure as the

Company's interim Chief Executive Officer. Due to his service as our interim Chief Executive Officer, compensation received by Mr. Tyler for his service as a director is included in the Executive Summary Compensation Table.

Compensation of non-employee directors is reviewed annually by the Compensation Committee of the Board of Directors, which makes any recommendations of compensation changes to the entire Board of Directors. Currently, non-employee directors of the Company receive an annual director's fee equivalent in value to $40,000. At least 50% of the value of such fee must be taken in the form of restricted Common Stock but directors can elect to receive a greater proportion of their fee in restricted Common Stock. The Chairman of the Board of Directors receives an additional fee of $50,000 for his service as Chairman of the Board of Directors; the Chairman of the Audit Committee receives an additional fee of $20,000 for his service as Chairman of the Audit Committee; the Chairman of the Compensation Committee receives an additional fee of $10,000 for his service as Chairman of the Compensation Committee; and the Chairman of the Nominating/Corporate Governance Committee receives an additional fee of $5,000 for his service as Chairman of the Nominating/Corporate Governance Committee. Each non-employee director also receives $2,000 for each in-person meeting of the Board of Directors attended, $1,500 for each telephonic Board meeting in which he participated, $2,000 for each in-person committee meeting attended and $1,500 for each telephonic committee meeting in which he participated. In addition, Mr. Lynch received a fee of $15,000, and each of Messrs. Rau and Slater received a fee of $10,000, for their respective service in connection with the Board's search for a new Chief Executive Officer. Shares of restricted Common Stock issued to directors receive dividends at the same rate as the Company's Common Stock. Non-employee directors are not entitled to retirement benefits, incentive compensation or perquisites, although they are reimbursed for their out-of-pocket expenses for meeting attendance.

## DIRECTOR COMPENSATION SUMMARY

| Name | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | All Other Compensation ($)(3) | Total Compensation ($) |
|---|---|---|---|---|
| John W. M. Brenninkmeijer | $19,000 | $12,898(4) | $ 3,759 | $ 35,657 |
| Kevin W. Lynch | $63,500 | $81,321(5) | $23,045 | $167,866 |
| Robert D. Newman | $40,500 | $41,390(6) | $ 9,589 | $ 91,479 |
| John Rau | $83,500 | $75,603(7) | $22,862 | $181,965 |
| Jay H. Shidler | $55,000 | $88,767(8) | $28,532 | $172,299 |
| Robert J. Slater | $71,500 | $88,746(9) | $28,532 | $188,778 |
| J. Steven Wilson | $78,000 | $88,767(10) | $28,532 | $195,299 |

(1) Does not include that portion of non-employee directors' annual director fees paid in the form of Stock Awards. See under "Stock Awards" in the adjacent column.

(2) All reported awards are of shares of restricted Common Stock and amounts reported represent the amount of expense recognized by the Company during 2008 under Statement of Financial Accounting Standard No. 123R (Share-Based Payments) ("FAS 123R") for grants made in 2008 and prior years. The grant date fair value of each stock award granted in 2008 to a director is reflected in the footnotes below. The grant date fair value determined under FAS 123R for each award is approximately equal to the product of the number of shares of restricted Common Stock granted multiplied by the closing price of the Common Stock as reported by the NYSE on the applicable date of grant ($30.92 on January 8, 2008; $31.39 on April 8, 2008; $28.54 on July 8, 2008; $15.02 on October 9, 2008).

(3) Amounts represent dividends on shares of unvested restricted Common Stock. Amounts do not include dividends/distributions paid on original shares of Common Stock issued in connection with the Company's initial public offering, shares of Common Stock purchased subsequently in the open market or by exercise of options, shares of formerly restricted Common Stock after such stock has vested or on limited partnership units of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock).

(4) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Brenninkmeijer received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Brenninkmeijer held 3,083 shares of unvested restricted Common Stock.

(5) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Lynch received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Lynch held 10,488 shares of unvested restricted Common Stock.

(6) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Newman received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Newman held 5,502 shares of unvested restricted Common Stock.

(7) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Rau received grants of restricted Common Stock with the following grant date fair values: $4,483; $4,552; $48,004; and $2,613, respectively. As of December 31, 2008, Mr. Rau held 10,098 shares of unvested restricted Common Stock.

(8) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Shidler received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Shidler held 12,765 shares of unvested restricted Common Stock.

(9) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Slater received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Slater held 12,765 shares of unvested restricted Common Stock.

(10) On January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Wilson received grants of restricted Common Stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively. As of December 31, 2008, Mr. Wilson held 12,765 shares of unvested restricted Common Stock and 40,000 options.

## EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

### FUNDAMENTAL CHANGES

There were fundamental changes to our business and leadership during the fourth quarter of 2008. To adjust to the continuing difficulty in the capital markets, the lower level of transactions anticipated in the real estate market and the more challenging general economic environment, we implemented a significant cost reduction plan, which included substantial personnel reductions and the closure of our European operations. In addition, we reduced our dividend to align it with more predictable income streams, such as income from property rental operations. Also during Fall 2008, but separately and on different dates, each of our Chief Executive Officer, Chief Financial Officer and Executive Vice President — Operations resigned. Our Chief Executive Officer role was filled for the remainder of 2008 on an interim basis by W. Ed Tyler, one of our directors since 2000, and by Bruce W. Duncan upon his hiring on January 9, 2009. Our Chief Financial Officer role has been filled on an interim basis by Scott A. Musil, our Chief Accounting Officer and an employee of First Industrial in various capacities since 1995. As a result of all of these changes, many of the compensation plans and employment agreements in effect at the beginning of 2008 are no longer in effect or no longer serve their intended purpose.

### OBJECTIVES AND DESIGN OF COMPENSATION PROGRAM

The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Company believes its executive compensation program should not only serve to attract and retain talented, capable individuals, but also to provide them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value.

## THE EXECUTIVE COMPENSATION PROCESS AND THE ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

The Compensation Committee of the Company's Board of Directors (the "Committee") has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee typically formulates senior executive compensation beginning in the December before and in the first quarter of the applicable fiscal year by setting that year's salary and, if applicable, target maximum cash and equity bonus for the Chief Executive Officer, the Chief Financial Officer and other senior executive officers ("Senior Management"). Also, typically, in the first quarter of the applicable fiscal year, the Compensation Committee adopts, and the full Board of Directors ratifies, the performance criteria (the "Performance Criteria") to be used to determine the incentive compensation of Senior Management (other than those covered by separate plans or agreements) for that year. Then, after the end of the applicable fiscal year, the Compensation Committee meets to determine incentive compensation to be paid to Senior Management with respect to that year pursuant to the Performance Criteria or, as applicable, pursuant to separate plans or agreements. Per such determination, the Company pays cash bonuses, typically in February, and issues restricted stock, typically in March.

Periodically, though not every year, the Company and the Compensation Committee engage the services of outside consultants to evaluate the Company's executive compensation program. In 2008, the Compensation Committee retained FPL Associates, an outside consultant, to review the appropriateness of the compensation of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Executive Vice President — Operations, and certain other members of senior management. As part of its review, the outside consultant surveyed a range of real estate companies that included not only the Company's industrial peers, but similarly sized companies and companies with similar operating strategies from other sectors of the REIT industry. Peers identified were: AMB Property Corp., PS Business Parks, Inc., Eastgroup Properties, Inc., Liberty Property Trust, ProLogis, Duke Realty Corp., Taubman Centers, Inc., Corporate Office Properties Trust, Crescent Real Estate Equities, FelCor Lodging Trust, Inc., Home Properties, Inc., Maguire Properties, Inc., Essex Property Trust, Inc., BRE Properties, Inc., Realty Income Corporation, Pennsylvania REIT, Cousins Properties, Inc., Crescent Real Estate Equities, Vornado Realty Trust, Kimco Realty Corporation, Mack-Cali Realty Corp., SL Green Realty Corp., Boston Properties, Inc. and Developers Diversified Realty. The Compensation Committee used this survey not as a benchmark, per se, but rather to gauge generally the appropriateness of the Company's executive compensation programs and to gauge the appropriateness of the levels of base compensation paid to its Senior Management. In addition, the Compensation Committee used this survey to develop the Performance Criteria for 2008 incentive compensation, as described below.

Historically, the Company's Chief Executive Officer and Chief Financial Officer have participated in meetings with the Compensation Committee at various times throughout the year. During the December before and first quarter of the applicable fiscal year, they typically meet with the Compensation Committee to present and discuss recommendations with respect to the applicable fiscal year's salaries and target maximum cash and equity bonus for Senior Management not covered by separate plans or agreements. In the first quarter of each year, they typically meet with the Compensation Committee to present and discuss recommendations with respect to incentive compensation for the year just ended. They also traditionally meet with the Compensation Committee regarding employment agreements that the Company has entered into and assist the Compensation Committee in providing compensation information to outside consultants engaged to evaluate the Company's compensation programs.

In 2008 and 2009, an ad hoc committee of the Board of Directors, including Messrs. Lynch, Rau, Shidler, Slater and Tyler, which was formed for evaluating and selecting a new chief executive officer (the "Search Committee"), also had a significant role in determining the compensation for Mr. Duncan. As Mr. Duncan was not previously employed by First Industrial, his employment arrangements reflect terms and conditions that were negotiated with him. Among factors considered by the Search Committee during these negotiations were:

- Mr. Duncan's reputation, experience and skill;

- the compensation that would be payable to an alternative candidate for the position; and
- the compensation payable to and structure utilized for the employment of a new chief executive officer of a real estate investment trust in circumstances that the committee considered to be comparable to the Company's.

The committee did not consider the employment terms of the Company's former Chief Executive Officer, Michael W. Brennan, important to its evaluation because Mr. Duncan was not promoted from within First Industrial as was Mr. Brennan.

During its negotiations, the Search Committee relied upon analysis provided by FPL Associates L.P., which has advised the Compensation Committee in various compensation determinations for the Company in the past. The committee considered the compensation available to Mr. Duncan both annually and in the aggregate over a period of four years assuming appreciation of the price of First Industrial's common stock. The committee also considered the amounts that would be payable to Mr. Duncan in the event of the termination of his employment due to a change of control or other factors.

## EXECUTIVE COMPENSATION COMPONENTS

The components of the Company's executive compensation program are base salary, incentive bonuses (both cash and equity awards) and benefits/perquisites (including premiums paid by the Company on term life insurance and long-term disability insurance, car allowances, moving and housing allowances, personal financial planning allowances, 401(k) matching contributions and standard health, life and disability insurance).

Each component of the Company's executive compensation program serves to attract and retain talented, capable individuals to the Company's management ranks. Incentive bonuses serve the added purpose of providing such individuals with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance.

The Company considers base salary, incentive bonuses and benefits/perquisites as independent components of the Company's executive compensation program. Base salary and benefits/perquisites are intended to compensate Senior Management for services rendered and increases to their base salary are a function of individual performance and general economic conditions. Incentive bonuses, by contrast, are linked to, and are a function of the achievement of, Performance Criteria that are designed to maximize the Company's overall performance. Historically, base salary and benefits/perquisites have constituted approximately 1/3 of Senior Management's compensation in a typical year, while incentive bonus has made up approximately 2/3. Although this proportion may vary from year to year, this allocation between base salary and incentive compensation is consistent with the Compensation Committee's compensation philosophy that Senior Management's compensation should be largely tied to performance criteria designed to maximize the Company's overall performance.

The Compensation Committee does not have a specific policy regarding the mix of cash and non-cash compensation awarded to Senior Management, although it believes that a significant portion of Senior Management compensation should be paid in the form of equity. For members of Senior Management with employment agreements, the mix of target maximum cash and non-cash incentive compensation they are entitled to receive is set forth in their respective employment agreements. Depending on the individual, non-cash compensation makes up approximately 40% of the potential incentive compensation for executive officers who have been or were employed by First Industrial for a long term. For Mr. Duncan, annual bonuses will be payable in a combination of cash and fully vested shares of common stock, and it is expected that the portion paid in common stock will be proportionate to the non-cash incentive compensation received by the Company's senior executives generally.

When granting non-cash compensation to Senior Management, the Compensation Committee has typically utilized restricted stock awards. Typically, these awards vest ratably over 3 years and are denominated based on the closing price of the Company's Common Stock on the day prior to the submission of award information and recommendations to the Compensation Committee for purposes of its award determinations. The Compensation Committee believes that restricted stock awards and restricted stock unit awards play an important role in aligning management's interests with those of the Company's stockholders in that restricted stock and restricted stock units (other than the vesting and transfer restrictions applicable to them) are economically identical to stockholders' common stock. For this reason, restricted stock awards have been a significant part of executive compensation, although the Compensation Committee may use other forms of equity compensation, such as stock options, in the future.

## SETTING EXECUTIVE COMPENSATION

### Base Salary

The Company provides Senior Management with base salary to compensate them for services rendered during the fiscal year. The base salaries of Senior Management are a function of either the minimum base salaries specified in their employment agreements or the base salary negotiated at the time of their hire, and any subsequent increases to such base salaries approved by the Compensation Committee. In determining increases to such base salaries for the following year, the Compensation Committee considers individual performance of Senior Management in the most recently completed year, including organizational and management development and sales leadership exhibited from year-to-year and peer information provided by compensation consultants. The Compensation Committee also considers general economic conditions prevailing at the end of such year, when the increases for the following year are typically determined.

On January 23, 2008, the Compensation Committee determined 2008 salaries for Senior Management, except for Mr. Musil whose salary was set in accordance with Company policy applicable to employees generally as he was not among the members of Senior Management within the Compensation Committee's purview at that time. Mr. Pientka's 2008 base salary was not increased over his 2007 base salary. The increase in the 2008 base salary over the 2007 base salary of Mr. Brennan reflects a cost of living increase. The increase in the 2008 base salary over the 2007 base salary of Messrs. Yap, Havala, Draft and Cutlip reflects, in addition to a cost of living increase, the Compensation Committee's consideration of their contributions to the Company's strong performance during 2007. Mr. Tyler's base salary for his service, commencing in October 2008, as interim Chief Executive Officer was set at $250,000 per month, with a minimum, non-refundable four months due and payable in advance. This monthly salary was intended to compensate Mr. Tyler at a rate consistent with the market rates for full-time chief executive officers.

In meetings during December 2008, the Compensation Committee determined not to increase base salaries for 2009 due to the general economic conditions prevailing at the end of 2008, and in order to conserve cash.

### Incentive Bonuses

The Company provides its senior executives with incentive compensation, which currently includes cash and equity awards in the form of restricted stock, to incentivize and reward them for Company and individual performance in specified areas that serves the best interests of the Company's stockholders.

### 2008 Executive Officer Bonus Plan

For 2008, Messrs. Yap, Brennan, Havala and Draft participated in an incentive compensation plan (the "2008 Executive Officer Bonus Plan") which derived from the Company's strategic plan at the time of adoption. Under the 2008 Executive Officer Bonus Plan, cash and restricted stock awards are based on a target maximum cash and equity bonus, expressed as a percentage of participants' base salaries. The target maximum cash and equity bonus are based on targets required by participants' employment agreements and are subject to increase by the

Compensation Committee. The target maximum bonus for 2008 for Messrs. Yap, Brennan, Havala and Draft for purposes of the 2008 Executive Officer Bonus Plan were as follows:

| Executive Officer | Target Maximum Cash Bonus | Target Maximum Equity Bonus |
|---|---|---|
| Johannson L. Yap | 200% | 187% |
| Michael W. Brennan | 225% | 187% |
| Michael J. Havala | 200% | 187% |
| David P. Draft | 180% | 187% |

Under the 2008 Executive Officer Bonus Plan, the Compensation Committee must consider four broad performance categories designed to reward different areas of performance. These categories are funds from operations ("FFO")[(1)] per share (as defined by the Company), capital deployment and raising, same store net operating income ("SS NOI")[(2)] and total shareholder return. Weighting factors are assigned to each of the performance categories, such that performance in certain categories will have a more pronounced impact on the bonus payments made under the 2008 Executive Officer Bonus Plan than will performance in other categories. The 2008 Executive Officer Bonus Plan assigns a 40% weighting factor to the FFO per share category, a 25% weighting

(1) FFO is a non-GAAP measure that for 2008 purposes the Company defined as net income available to common stockholders, plus depreciation and amortization of real estate, minus accumulated depreciation and amortization on real estate sold. Investors in and analysts following the real estate industry utilize FFO, variously defined, as a supplemental performance measure. The Company considers FFO, given its wide use by and relevance to investors and analysts, an appropriate supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation/amortization of real estate assets. In addition, FFO is commonly used in various ratios, pricing multiples/yields and returns and valuation calculations used to measure financial position, performance and value. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs, including the repayment of principal on debt and payment of dividends and distributions. FFO should not be considered as a substitute for net income available to common stockholders (calculated in accordance with GAAP) as a measure of results of operations or cash flows (calculated in accordance with GAAP) as a measure of liquidity. FFO as calculated by the Company may not be comparable to similarly titled, but differently calculated, measures of other REITs or to the definition of FFO published by NAREIT. Please see the reconciliation of FFO to net income available to common stockholders contained in our Current Report on Form 8-K dated March 2, 2009.

(2) NOI and SS NOI are non-GAAP measures. The Company defines NOI as revenues of the Company, minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses. NOI includes NOI from discontinued operations. The Company defines SS NOI as NOI, less NOI of properties not in the applicable same store pool, less the impact of straight-line rent and the amortization of above/below market rent. NOI and SS NOI provide a measure of rental operations, and do not factor in depreciation and amortization and non-property specific expenses such as general and administrative expenses. In addition, NOI and SS NOI are commonly used in various ratios, pricing multiples/yields and returns and valuation calculations used to measure financial position, performance and value. NOI and SS NOI do not represent cash generated from operating activities in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs, including the repayment of principal on debt and payment of dividends and distributions. NOI and SS NOI should not be considered as a substitute for net income available to common stockholders (calculated in accordance with GAAP) as a measure of results of operations or cash flows (calculated in accordance with GAAP) as a measure of liquidity. NOI and SS NOI as calculated by the Company may not be comparable to similarly titled, but differently calculated, measures of other REITs. Please see the reconciliation of NOI to net income available to common stockholders contained in our Current Report on Form 8-K dated March 2, 2009.

factor to each of the capital deployment and raising and total shareholder return categories (distributed among subcategories, as described below), and a 10% weighting factor to the same store NOI category. FFO is given the greatest weight in this calculation because the Compensation Committee believes this category represents the most important goal for our executive officers for the reasons stated in note 1 below.

Two of the broad categories of the 2008 Executive Officer Bonus Plan include subcategories identifying more specific goals and objectives. Specifically, under the broad category "capital deployment and raising" are the subcategories (i) investments, measured as the acquisitions closed by the Company together with developments started by the Company, to which is assigned a 10% weighting factor, (ii) capital raising, measured as new and renewed equity together with debt capital closed by the Company (excluding, for joint ventures and funds in which the Company participates, equity committed by the Company), to which is assigned a 10% weighting factor, and (iii) capital capacity, measured as the sum of the total capitalization reflected on the Company's balance sheet, plus the assets of the joint ventures and funds in which the Company participates, plus the unused capital capacity of the joint ventures and funds in which the Company participates, plus assets managed by the Company for third parties, to which is assigned a 5% weighting factor. Similarly, under the broad category "total shareholder return" are the subcategories (y) the Company's absolute shareholder return (including both change in stock price and dividends) and (z) the Company's shareholder return relative to the total return of the Morgan Stanley REIT Index, to each of which is assigned a 12.5% weighting factor.

The 2008 Executive Officer Bonus Plan also has performance targets and thresholds relating to each performance category as detailed in the table below. Achievement of specified minimum and maximum thresholds with respect to each performance category results in eligibility for 25% or 100%, respectively, of the bonus opportunity associated with that performance category, subject to the Committee's ability to exercise negative discretion to reduce the payment amount. Achievement by the Company of specifically identified intermediate levels of performance with respect to each performance category would result in a prorated award. Achievement at more than the 100% payout level for any individual performance category may offset a failure to meet at least the 100% payout level for another performance category, but in no event would any officer receive more than 100% of the applicable total maximum bonus opportunity.

| | | 2008 Threshold Bonus Payout | |
|---|---|---|---|
| **Weighting** | **Metric** | **25%** | **100%** |
| 40% | **1. FFO/Share** | $4.70 | $5.00 |
| 25% | **2. Capital Deployment/Raising** | | |
| | 10% Investments | $1.0 bil | $2.3 bil |
| | 10% Capital Raising | $0.5 bil | $1.8 bil |
| | 5% Capital Capacity | $10 bil | $11.5 bil |
| 10% | **3. Operations** | | |
| | Same Store NOI% | 2.0% | 5.0% |
| 25% | **4. Total Shareholder Return** | | |
| | 12.5% Absolute Return — FR | 5.0% | 12.5% |
| | 12.5% Relative to REIT Index (RMS) | -2.0% | + 3.50% |
| 100% | | | |

Since Messrs. Brennan's, Havala's and Draft's employment with the Company terminated prior to December 31, 2008, only Mr. Yap's incentive compensation was evaluated under the 2008 Executive Officer Bonus Plan. Although certain minimal payments were justified based on the above targets, the Compensation Committee exercised its discretion to award no incentive compensation to Mr. Yap based on the Company's overall performance in 2008 and the current economic environment.

## Other Senior Executives

Incentive compensation for other members of Senior Management was covered by their respective employment agreements or, in the case of Mr. Musil, was a function of Company policy applicable to employees generally. In the case of Mr. Musil, for 2008 his target maximum cash bonus was 125% of salary and his target maximum equity bonus was 90% of salary. In the case of Mr. Pientka, his employment agreement, which expired in January 2009, provided that his annual incentive compensation be based on an amount equal to two percent (2%) of net after-tax profits generated from land purchases and sales, ground-up development and redevelopment activities. Mr. Pientka's incentive compensation metrics were narrowly focused because Mr. Pientka's responsibilities were primarily related to the Company's development activities rather than Company-wide activities. Mr. Pientka had no target maximum cash and equity bonus under his employment agreement, and his incentive compensation was calculated and paid quarterly. Mr. Cutlip's employment agreement specified that his potential incentive compensation consisted of 35% of the aggregate payments made to the Company's North American managing directors under their applicable incentive plans, calculated and paid on a quarterly basis, and up to $300,000 of additional incentive compensation annually for achievement of certain goals and projects.

Based on the Company's performance in 2008, the Compensation Committee determined in January 2009 to award no incentive compensation to Mr. Musil. Mr. Pientka retained all incentive compensation payments made to him in 2008 and, as part of his severance payment at the time of his termination in February 2009, received an amount equal to the cash value of the incentive compensation that would otherwise have been due him per his employment agreement. Mr. Cutlip retained all incentive compensation payments made to him in 2008 and, since his employment with the Company terminated prior to December 31, 2008, he was not eligible for additional incentive compensation.

Mr. Tyler was not eligible to participate in the Company's bonus plans during his service as our interim President and CEO. Mr. Tyler's compensation was comprised of two principal components, $250,000 per month in salary, with a minimum, non-refundable four months due and payable in advance, and a right to receive a cash payment equal to the appreciation in value of 75,000 shares of our common stock based on the excess of the closing price of our common stock on October 22, 2009 over $7.94, which was the closing price on the grant date. While the reasons for Mr. Tyler's base salary are described above, the stock appreciation payment was designed to address a different set of considerations of First Industrial as well as the concerns of Mr. Tyler. This payment is designed to reward Mr. Tyler for his success in transition of the Chief Executive Officer leadership role from one long-term chief executive officer to another. For this purpose, the Compensation Committee resolved to utilize stock price as an indicator of success. However, the committee did not believe that it was appropriate to evaluate Mr. Tyler's success at the end of his term of service as interim Chief Executive Officer because his role was expected to be transitional and would end before the Company had fully implemented its announced restructuring and before a new business model was refined. The Compensation Committee determined that it would instead be appropriate to evaluate Mr. Tyler's success utilizing the Company's stock price on the first anniversary of the commencement of Mr. Tyler's service as interim Chief Executive Officer.

Mr. Duncan is not entitled to a bonus for 2008 because he was not employed by the Company during that year. He will be eligible for a bonus for 2009 and subsequent fiscal years. Under his employment agreement, Mr. Duncan is entitled to a maximum bonus no greater than 200% of his annualized year-end base salary, with the composition of such payment between cash and equity to be determined by the Compensation Committee. The percentage of Mr. Duncan's annual bonus payable in equity is expected to be comparable to, and may not be greater than, the percentage of non-cash incentive compensation received by our senior executives generally. In addition, commencing with the annual grant of long-term awards to senior executives of the Company during 2010, Mr. Duncan is entitled to participate in all long-term cash and equity incentive plans applicable generally to the Company's other senior executives.

The Compensation Committee awarded Mr. Duncan restricted stock units, rather than restricted stock, upon his employment. Unlike an award of restricted stock, Mr. Duncan is not entitled to voting rights for the 1,000,000 shares underlying his award. Mr. Duncan is also not entitled to dividends until vesting, but upon vesting he is entitled to an amount (payable at the Company's choice in shares or cash) equal to the aggregate amount of dividends payable on vested shares from the date of grant to the date of vesting. These dividend equivalent rights therefore subject Mr. Duncan's dividend rights to the risk of forfeiture if the vesting conditions for shares are not satisfied but put him in a roughly equivalent economic position if the shares do vest.

Mr. Duncan's restricted stock units differ from the Company's typical restricted stock awards because they are subject to a longer, 4-year ratable vesting schedule and because 40% (400,000 shares) of the shares underlying the award further requires performance targets to be met. The Compensation Committee believes that Mr. Duncan should earn equity in part for leading the Company and in part only if the performance of the Company improves under his leadership. Setting performance targets to evaluate Mr. Duncan's success was difficult because the Company had begun substantial changes to its business model prior to hiring Mr. Duncan, making past performance criteria inapplicable, and the Company expects Mr. Duncan, along with its other senior executives, to help define the Company's future goals and operations. In light of these difficulties, the Compensation Committee determined to use the market price performance of the Company's common stock as a measure of performance. 25% of Mr. Duncan's performance-based restricted stock units will vest in the event that the Company attains stock price targets of $11.00, $15.00, $19.00 and $23.00, respectively, prior to December 31, 2013.

The Compensation Committee continues to recognize that stock price can be (and has been) affected by numerous factors outside of the Company's performance. The Compensation Committee also observed that a comparable equity award issued to the new chief executive officer of a real estate investment trust whose circumstances the committee considered to be comparable to the Company's also relied upon stock price improvement for performance-based vesting and subjected 40% of that executive's equity award to performance-based, in addition to time-based, vesting.

**Benefits/Perquisites**

The Company provides Senior Management with certain benefits/perquisites, which, depending on the officer, have included premiums paid by the Company on term life insurance and long-term disability insurance, car allowances, personal financial planning allowances, and, when applicable, moving and housing allowances. Senior Management, along with all of the Company's other full time employees, are also eligible to receive 401(k) matching contributions and standard health, life and disability insurance. Premiums have been paid by the Company on term life insurance and long-term disability insurance and personal financial planning allowances have been provided only to those with, and as specified in, employment agreements. Any car allowances are a function of the market rates to lease and operate an executive class vehicle prevailing when the allowance was set. 401(k) matching payments are a function of each member of Senior Management's contribution to his 401(k) account during the year and the percentage match which management determines to apply to the Company's 401(k) Plan for that year. Standard health, life and disability insurance benefits are a function of the group benefit packages the Company is able to negotiate with third party providers.

Based on the Company's performance in 2008, management determined not to apply a matching payment to the Company's 401(k) Plan for 2008. In addition, as of March 15, 2009, each of Messrs. Duncan and Yap has voluntarily surrendered his right to receive a car allowance.

**Termination and Change-in-Control Triggers**

Certain members of Senior Management have, or had, an employment agreement, and all Senior Management has agreements in respect of their restricted stock awards or restricted stock units pursuant to the Company's stock incentive plans, and such agreements specify events, including involuntary termination and change-in-control, that trigger the payment of cash and/or vesting in restricted stock awards. The Company believes having such events as triggers for the payment of cash and/or vesting in restricted stock awards promotes stability and continuity of management. See "Potential Payments Upon Termination or Change of Control" below for more information on the payments triggered by such events.

### Stock Ownership Guidelines

The stock ownership guidelines for the Company's directors and senior executive officers are as follows:

| Position | Retainer/ Base Salary Multiple |
|---|---|
| Directors | 3x |
| Chief Executive Officer | 5x |
| Chief Financial Officer, Chief Investment Officer and Executive Vice Presidents | 4x |

The stock ownership goal for each person subject to the ownership guidelines is determined on an individual basis, first in dollars as a multiple of the director's annual retainer or the executive's base salary, and then by converting that amount to a fixed number of shares. For directors and executives who were in office as of January 1, 2008, the stock ownership goal is determined using their retainers and base salaries in effect as of that date and must be achieved by January 1, 2013. For persons assuming a director or executive level position after January 1, 2008, the stock ownership goal is determined using their retainers and base salaries in effect on the date they become subject to the ownership guidelines and must be achieved within five years after that date. A copy of the Stock Ownership Guidelines can be found on the Investor Relations/Corporate Governance section of the Company's website at *www.firstindustrial.com.*

### Stock Retention Requirements

Until the directors and senior executive officers reach their respective stock ownership goal, they will be required to retain shares that are owned on the date they became subject to the Stock Ownership Guidelines and at least seventy-five percent (75%) of "net shares" delivered through the Company's executive compensation plans. "Net shares" deducts from the number of shares obtained by exercising stock options or through the vesting of awards the number of shares the executive sells to pay exercise costs or taxes. If the executive transfers an award to a family member, the transferee becomes subject to the same retention requirements. Until the director and executive stock ownership goals have been met, shares may be disposed of only for one or more of the exclusion purposes as set forth in the Company's Stock Ownership Guidelines.

### Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the deductible amount of annual compensation paid by a public company to a "covered employee" (the chief executive officer and four other most highly compensated executive officers of the Company) to no more than $1 million. The Company does not believe that Section 162(m) of the Code is applicable to its current arrangements with its executive officers.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed, and discussed with management, the Compensation Discussion and Analysis included above in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company's annual report on Form 10-K for the Company's fiscal year ended December 31, 2008.

Submitted by the Compensation Committee:

Robert J. Slater, Chairman
Kevin W. Lynch
J. Steven Wilson

## EXECUTIVE SUMMARY COMPENSATION TABLE

The Summary Compensation Table below sets forth the aggregate compensation, including cash compensation and amortization expenses of, and ordinary dividends with respect to, restricted stock awards, as applicable, paid by the Company for the specified fiscal years to W. Edwin Tyler, who served as interim Chief Executive Officer; to Scott A. Musil, the Company's acting Chief Financial Officer; and certain of the Company's other highly compensated former and current executive officers. The 2008 Grants of Plan Based Awards Table following the Summary Compensation Table provides additional information regarding incentive compensation awarded by the Company to these officers in 2008.

| Name and Principal Position(1) | Year | Salary ($) | Stock Awards ($)(2) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($)(3) | All Other Compensation ($)(4) | Total ($) |
|---|---|---|---|---|---|---|---|
| W. Edwin Tyler(5) . . . . . . . . . Interim President and CEO | 2008 | $1,065,274(6) | $ 86,041(7) | $196,500(8) | $ — | $ 26,214 | $1,374,029 |
| Scott A. Musil(5) . . . . . . . . . . Acting Chief Financial Officer | 2008 | $ 225,000 | $ 244,829 | $ — | $ — | $ 44,569 | $ 514,398 |
| Johannson L. Yap . . . . . . . . . . Chief Investment Officer | 2008 | $ 365,000 | $ 770,830 | $ — | $ — | $ 167,285 | $1,303,115 |
| | 2007 | 347,000 | 754,104 | — | 603,780 | 201,799 | 1,906,683 |
| | 2006 | 334,000 | 594,722 | — | 467,500 | 199,208 | 1,595,430 |
| Gerald Pientka . . . . . . . . . . . . Former Executive Vice President — Development | 2008 | $ 240,000 | $ 468,167 | $ — | $281,278 | $ 93,834 | $1,083,279 |
| | 2007 | 240,000 | 334,653 | — | 475,906 | 94,543 | 1,145,102 |
| | 2006 | 221,846 | 158,333 | — | 424,825 | 78,569 | 883,573 |
| Michael W. Brennan . . . . . . . . Former President and CEO | 2008 | $ 501,134 | $2,968,869 | $ — | $ — | $4,855,972 | $8,325,975 |
| | 2007 | 600,000 | 1,219,139 | — | 776,872 | 308,741 | 2,904,752 |
| | 2006 | 530,000 | 1,061,425 | — | 850,000 | 301,104 | 2,742,529 |
| Michael J. Havala . . . . . . . . . . Former Chief Financial Officer | 2008 | $ 333,279 | $2,070,634 | $ — | $ — | $1,800,880 | $4,204,793 |
| | 2007 | 328,000 | 756,229 | — | 570,720 | 205,315 | 1,860,264 |
| | 2006 | 315,000 | 682,314 | — | 450,500 | 210,887 | 1,658,701 |
| David P. Draft . . . . . . . . . . . . Former Executive Vice President — Operations | 2008 | $ 328,166 | $1,468,356 | $ — | $ — | $1,526,702 | $3,323,224 |
| | 2007 | 312,000 | 603,618 | — | 370,656 | 262,969 | 1,549,243 |
| | 2006 | 300,000 | 543,297 | — | 391,000 | 145,247 | 1,379,544 |
| Robert Cutlip(5) . . . . . . . . . . . Former Executive Vice President — North America | 2008 | $ 266,715 | $ 717,695 | $ — | $208,755 | $ 975,860 | $2,169,025 |

(1) Mr. Tyler served as our interim President and Chief Executive Officer from October 22, 2008 to January 9, 2009. Mr. Pientka served as our Executive Vice President — Development for all of 2008, resigning on February 26, 2009. Our other former officers named in this table resigned on various dates in 2008.

(2) The amount reflected is the cost recognized by the Company in the applicable year under FAS 123R for restricted stock grants to the executive in that and prior years. For Messrs. Brennan, Havala, Draft and Cutlip, amounts for 2008 include approximately $2,110,593, $1,373,804, $986,222 and $404,271, respectively, of cost recognized by the Company under FAS 123R for the accelerated vesting of such officers' restricted stock grants.

(3) Amounts shown for 2008 for Messrs. Pientka and Cutlip represent payments made in connection with their respective employment agreements relating to the first, second and third quarters of 2008.

(4) For 2008, includes premiums paid by the Company on term life insurance and long-term disability insurance, severance payments (including payments relating to accrued vacation), car allowances, personal financial planning allowances, moving allowances and dividends paid on shares of unvested restricted Common Stock. For 2008, includes term life insurance premiums paid on behalf of Mr. Brennan of $15,800; car allowances of

$11,400 for Mr. Brennan, $13,800 for Mr. Havala and $14,400 for Mr. Yap; moving allowances of $13,417 for Mr. Draft and $24,986 for Mr. Cutlip; severance payments of $4,641,206 for Mr. Brennan, $1,648,709 for Mr. Havala, $1,417,061 for Mr. Draft and $875,324 for Mr. Cutlip; accrued vacation of $24,136 paid to Mr. Cutlip pursuant to his severance agreement; and dividends on shares of unvested restricted Common Stock of $26,214 for Mr. Tyler, $44,569 for Mr. Musil, $147,094 for Mr. Yap, $84,834 for Mr. Pientka, $183,285 for Mr. Brennan, $131,948 for Mr. Havala, $90,931 for Mr. Draft and $41,814 for Mr. Cutlip. Does not include dividends/distributions paid on original shares of Common Stock issued in connection with the Company's initial public offering, shares of Common Stock purchased subsequently in the open market or by exercise of options, shares of formerly restricted Common Stock after such stock has vested or on limited partnership units of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock).

(5) Information provided relates solely to compensation for fiscal year 2008, as none of Messrs. Tyler, Cutlip or Musil served as "named executive officers," as that term is defined in the rules and regulations of the SEC, during fiscal years 2006 or 2007.

(6) Includes $65,274 in fees earned or paid in cash for Mr. Tyler's service as a director. Mr. Tyler did not receive additional compensation for his service as a director during his tenure as the Company's interim Chief Executive Officer.

(7) In connection with his service as a director, on January 8, 2008, April 8, 2008, July 8, 2008 and October 9, 2008, Mr. Tyler received grants of restricted stock with the following grant date fair values: $8,936; $10,170; $53,199; and $5,242, respectively.

(8) The amount reflected is the cost recognized by the Company in 2008 under FAS 123R for stock appreciation rights granted to Mr. Tyler in October 2008 in connection with his service as our interim Chief Executive Officer. See note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the assumptions used in valuing this award.

## 2008 GRANTS OF PLAN BASED AWARDS TABLE

| Name (a) | Grant Date (b) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($) (c) | Target ($) (d) | Maximum ($) (e) | Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold ($) (f) | Target ($) (g) | Maximum ($) (h) | All Other Option Awards: Number of Securities Underlying Options (#)(3) (j) | Exercise or Base Price of Option Awards ($/Sh) (k) | Grant Date Fair Value of Stock and Option Awards ($)(4) (l) |
|---|---|---|---|---|---|---|---|---|---|---|
| W. Edwin Tyler | 10/24/08 | | | | | | | 75,000 | $7.94 | $109,500 |
| Scott A. Musil | 1/23/08 | $ 3,516 | — | $ 281,250 | $ 2,531 | — | $ 202,500 | | | |
| Johannson L. Yap | 1/23/08 | $ 9,125 | — | $ 730,000 | $ 8,532 | — | $ 682,550 | | | |
| Gerald Pientka | | — | — | — | — | — | — | | | |
| Michael W. Brennan | 1/23/08 | $15,360 | — | $1,228,793 | $12,766 | — | $1,021,263 | | | |
| Michael J. Havala | 1/23/08 | $ 8,923 | — | $ 713,838 | $ 8,343 | — | $ 667,439 | | | |
| David P. Draft | 1/23/08 | $ 7,250 | — | $ 579,965 | $ 7,532 | — | $ 602,520 | | | |
| Robert Cutlip | | — | — | — | — | — | — | | | |

(1) The amounts included in the "maximum" column represent the target maximum cash bonus as a percentage of base salary as established by the Compensation Committee on January 23, 2008 for the following officers: 125% for Mr. Musil; 200% for Mr. Yap and Mr. Havala; 225% for Mr. Brennan and 180% for Mr. Draft. The amounts included in the "threshold" column represent the minimum cash bonus assuming that the 25% threshold bonus target is achieved for only the least-weighted performance subcategory (specifically, capital capacity weighted at 5%). See "Compensation Discussion and Analysis — Incentive Bonuses" for additional information regarding the 2008 Executive Officer Bonus Plan. As discussed in Compensation Discussion and Analysis, Mr. Pientka and Mr. Cutlip did not participate in the 2008 Executive Officer Bonus Plan or the Company's bonus policy applicable to employees generally. Mr. Tyler was not eligible to participate in the Company's bonus plans during his service as interim Chief Executive Officer.

(2) The amounts included in the "maximum" column represent the target maximum equity bonus as a percentage of base salary as established by the Compensation Committee on January 23, 2008 for the following officers: 90% for Mr. Musil and 187% for Mr. Yap, Mr. Havala, Mr. Brennan and Mr. Draft. The amounts included in the "threshold" column represent the minimum equity bonus assuming that the 25% threshold bonus target is achieved for only the least-weighted performance subcategory (specifically, capital capacity weighted at 5%). The Company does not express its target equity bonuses in numbers of shares, but rather as a dollar value that, if paid, would be converted to shares at the time of payout. See "Compensation Discussion and Analysis — Incentive Bonuses" for additional information regarding the 2008 Executive Officer Bonus Plan. As discussed in Compensation Discussion and Analysis, Mr. Pientka and Mr. Cutlip did not participate in the 2008 Executive Officer Bonus Plan or the Company's bonus policy applicable to employees generally. Mr. Tyler was not eligible to participate in the Company's bonus plans during his service as interim Chief Executive Officer.

(3) Represents a grant of stock appreciation rights pursuant to which Mr. Tyler is entitled to receive a cash payment equal to the appreciation in value of 75,000 shares of our common stock based on the excess of the closing price of our common stock on October 22, 2009 over $7.94, which was the closing price on the grant date.

(4) Represents the grant date fair value of Mr. Tyler's stock appreciation rights computed in accordance with FAS 123R.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2008

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(6) | Option Exercise Price ($) (d) | Option Expiration Date (e) | Number Of Share Or Units Of Stock That Have Not Vested (#) (f) | Market Value of Shares or Units of Stock That Have Not Vested ($) (g)(7) |
| W. Edwin Tyler(1) | 10,000 | 0 | $30.00 | 5-17-10 | 11,803 | $ 89,113 |
| | 10,000 | 0 | $31.05 | 5-16-11 | — | — |
| | 10,000 | 0 | $33.15 | 5-15-12 | — | — |
| | | 75,000 | $ 7.94 | 10-22-09 | — | — |
| Scott A. Musil(2) | 0 | 0 | — | — | 18,492 | $139,615 |
| Johannson L. Yap(3) | 52,000 | 0 | $33.13 | 1-23-11 | 61,034 | $460,807 |
| Gerald Pientka(4) | 0 | 0 | — | — | 35,201 | $265,768 |
| Michael W. Brennan(5) | 75,000 | 0 | $33.13 | (5) | — | — |
| | 32,000 | 0 | $30.53 | (5) | — | — |
| Michael J. Havala | 0 | 0 | — | — | — | — |
| David P. Draft | 0 | 0 | — | — | — | — |
| Robert Cutlip | 0 | 0 | — | — | — | — |

(1) Of the shares of unvested restricted Common Stock reported in column (g), 1,500 vest in July 2009, 516 vest in January 2010, 1,500 vest in July 2010, 1,120 vest in January 2011, 1,500 vest in July 2011, 1,569 vest in January 2012, 2,152 vest in January 2013, 818 vest in January 2014, 757 vest in January 2015 and 371 vest in January 2016.

(2) Of the shares of unvested restricted Common Stock reported in column (g), 7,019 vested in January 2009, as to which restrictions have been removed, 5,295 vest in January 2010, 3,613 vest in January 2011, 1,283 vest in January 2012 and 1,282 vest in January 2013.

(3) Of the shares of unvested restricted Common Stock reported in column (g), 21,933 vested in January 2009, as to which restrictions have been removed, 17,005 vest in January 2010, 11,376 vest in January 2011, 5,360 vest in January 2012 and 5,360 vest in January 2013.

(4) All of the shares of unvested restricted Common Stock reported in column (g) vested in January and February 2009.

(5) Per the terms of his Separation and Release Agreement, all of Mr. Brennan's remaining stock options expired in February 2009.

(6) Represents a grant of stock appreciation rights pursuant to which Mr. Tyler is entitled to receive a cash payment equal to the appreciation in value of 75,000 shares of our common stock based on the excess of the closing price of our common stock on October 22, 2009 over $7.94, which was the closing price on the grant date.

(7) The dollar amounts shown in column (g) are approximately equal to the product of the number of shares of restricted Common Stock reported in column (f) multiplied by the closing price of the Common Stock as reported by the NYSE on December 31, 2008, the last trading day of the year ($7.55). This valuation does not take into account any diminution in value that results from the restrictions applicable to such Common Stock.

## 2008 OPTION EXERCISES AND STOCK VESTED

In 2008, no options were exercised by the officers specified in the table below and an aggregate of 313,285 shares of restricted Common Stock held by such officers vested.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name (a) | Number of Shares Acquired on Exercise (#) (b) | Value Realized on Exercise ($) (c) | Number of Shares Acquired on Vesting (#) (d) | Value Realized on Vesting ($) (e) |
| W. Edwin Tyler | 0 | — | 1,000(1) | $ 27,560(1) |
| Scott A. Musil | 0 | — | 5,868(2) | $ 196,167(2) |
| Johannson L. Yap | 0 | — | 19,649(2) | $ 656,866(2) |
| Gerald Pientka | 0 | — | 8,338(2) | $ 278,739(2) |
| Michael W. Brennan | 0 | — | 115,777(3) | $1,896,768(3) |
| Michael J. Havala | 0 | — | 80,702(4) | $1,134,805(4) |
| David P. Draft | 0 | — | 57,339(5) | $ 784,147(5) |
| Robert Cutlip | 0 | — | 24,612(6) | $ 327,795(6) |

(1) The shares of Common Stock reported herein vested on July 1, 2008 and their value is based on closing price of the Common Stock as reported by the NYSE for such date ($27.56).

(2) The shares of Common Stock reported herein vested on January 1, 2008 and their value is based on closing price of the Common Stock as reported by the NYSE for January 2, 2008, the first trading following the date of vesting of such award ($33.43).

(3) Of the shares of Common Stock reported herein, 30,925 vested on January 1, 2008, with a value of $1,033,823 (based on closing price of the Common Stock as reported by the NYSE for January 2, 2008, the first trading following the date of vesting of such award ($33.43)) and 84,852 vested on October 22, 2008, with a value of $862,945 (based on closing price of the Common Stock as reported by the NYSE for such date ($10.17)).

(4) Of the shares of Common Stock reported herein, 19,621 vested on January 1, 2008, with a value of $655,930 (based on closing price of the Common Stock as reported by the NYSE on January 2, 2008, the first trading following the date of vesting of such award ($33.43)) and 61,081 vested on December 17, 2008, with a value of $478,875 (based on closing price of the Common Stock as reported by the NYSE for such date ($7.84)).

(5) Of the shares of Common Stock reported herein, 15,247 vested on January 1, 2008, with a value of $509,707 (based on closing price of the Common Stock as reported by the NYSE on January 2, 2008, the first trading following the date of vesting of such award ($33.43)) and 42,092 vested on November 21, 2008, with a value of $274,440 (based on closing price of the Common Stock as reported by the NYSE for such date ($6.52)).

(6) Of the shares of Common Stock reported herein, 5,254 vested on January 1, 2008, with a value of $175,641 (based on closing price of the Common Stock as reported by the NYSE on January 2, 2008, the first trading following the date of vesting of such award ($33.43)) and 19,358 vested on December 12, 2008, with a value of $152,154 (based on closing price of the Common Stock as reported by the NYSE for such date ($7.86)).

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

### Separation and Release Agreements

The Company entered into a written Separation and Release Agreement with each of Messrs. Brennan, Havala and Draft, and a written Severance Agreement and Release and Waiver of Claims with Mr. Cutlip (each, a "Separation Agreement") pursuant to which the Company made certain payments and provided certain benefits to these former executives in connection with their respective resignations from the Company.

Under Mr. Brennan's Separation Agreement, which was made effective as of the date of Mr. Brennan's resignation, Mr. Brennan is entitled to receive, among other things, a lump sum payment in the amount of $4,641,206 and continuing coverage under the Company's health plans for two years. 84,852 shares of restricted stock owned by Mr. Brennan prior to his resignation became vested on October 22, 2008. As a condition of receiving the benefits provided by his Separation Agreement, Mr. Brennan entered into a mutual release agreement with the Company. Consistent with his employment agreement, through October 22, 2009, Mr. Brennan will be subject to restrictive covenants with respect to confidentiality and his ability to compete with, or solicit employees of, the Company.

Under Mr. Havala's Separation Agreement, which was made effective as of the date of Mr. Havala's resignation, Mr. Havala is entitled to receive, among other things, a lump sum payment in the amount of $1,648,709 and continuing coverage under the Company's health plans for three years. 61,081 shares of restricted stock owned by Mr. Havala prior to his resignation became vested on December 17, 2008. As a condition of receiving the benefits provided by the Havala Separation Agreement, Mr. Havala entered into a mutual release agreement with the Company. Consistent with his employment agreement, through December 17, 2009, Mr. Havala will be subject to restrictive covenants with respect to confidentiality and his ability to compete with, or solicit employees of, the Company.

Under Mr. Draft's Separation Agreement, which was made effective as of the date of Mr. Draft's resignation, Mr. Draft is entitled to receive, among other things, a lump sum payment in the amount of $1,417,061 and continuing coverage under the Company's health plans for three years. 42,092 shares of restricted stock owned by Mr. Draft prior to his resignation became vested on November 21, 2008. As a condition of receiving the benefits provided by his Separation Agreement, Mr. Draft entered into a mutual release agreement with the Company. Consistent with his employment agreement, through November 21, 2009, Mr. Draft will be subject to restrictive covenants with respect to confidentiality and his ability to compete with, or solicit employees of, the Company.

Under Mr. Cutlip's Separation Agreement, which was made effective as of the date of Mr. Cutlip's resignation, Mr. Cutlip is entitled to receive, among other things, a lump sum payment in the amount of $875,324 and continuing coverage under the Company's health plans for one year. 19,358 shares of restricted stock owned by Mr. Cutlip prior to his resignation became vested on December 12, 2008. As a condition of receiving the benefits provided by his Separation Agreement, Mr. Cutlip agreed to release the Company from all claims related to Mr. Cutlip's employment with the Company. Consistent with his employment agreement, through December 12, 2009, Mr. Cutlip will be subject to restrictive covenants with respect to confidentiality and his ability to compete with, or solicit employees of, the Company.

**Employment Agreements**

The Company has entered into written employment agreements with Messrs. Yap and Pientka. These employment agreements provide for payments and benefits to these executives by the Company in some circumstances in the event of a termination of their employment or of a change of control. Severance amounts payable to Mr. Yap upon his termination will be reduced if such amounts become payable after Mr. Yap's 67th birthday. In addition to his rights under the standard grant agreements under our stock incentive plans, Mr. Yap is entitled to the accelerated vesting of his restricted stock and stock options in the event his employment is terminated without cause. Mr. Pientka was entitled to the accelerated vesting of his restricted stock in the event his employment was terminated without cause.

In addition to the events of termination of employment identified in the following table, the employment agreements provide for payments in the event of an executive's death or disability. Upon a work-related disability, Mr. Yap is entitled to severance in an amount equal to three times his annual base salary, plus 75% of his maximum cash bonus potential for the then-current year. Upon death, Mr. Yap is entitled to 75% of the maximum cash bonus for which he would have been eligible, prorated through the date of his death. Mr. Pientka was entitled to 50% of his prior year's total compensation upon permanent disability or death.

The employment agreements also contain important non-financial provisions that apply in the event of a termination of employment or of a change of control. Benefits payable upon a merger, acquisition or other changes in control are payable upon consummation of such transactions regardless of whether the executive is terminated. Mr. Yap has agreed to a one-year covenant not to compete after his termination, except in connection with certain changes in control of the Company. Mr. Yap has also agreed to a six-month covenant not to compete in connection with certain changes in control of the Company. Mr. Pientka agreed to a one-year covenant not to compete after his termination.

### Stock Incentive Plans

Under the 1994, 1997 and 2001 Stock Plans, unvested restricted Common Stock vests in the event of a change of control or involuntary termination of employment. Assuming that the triggering event occurred on December 31, 2008, Messrs. Yap and Pientka would have vested in restricted Common Stock having the respective values set forth in the table below.

### Termination and Change of Control Payments

The following table includes estimated payments owed and benefits required to be provided to the applicable member of Senior Management under the employment agreements and stock incentive plans described above, exclusive of benefits available on a non-discriminatory basis generally, in each case assuming that the triggering event described in the table occurred on December 31, 2008.

| Name | Triggering Event | Severance ($) | Accelerated Equity Awards (1)($) | Medical Insurance Premiums (2) ($) |
|---|---|---|---|---|
| Scott A. Musil(3) | Change of Control | 0 | $139,614 | 0 |
| | Termination w/o Cause | 0 | $139,614 | 0 |
| | Termination for Cause | 0 | $139,614 | 0 |
| Gerald Pientka(4) | Change of Control(5) | 0 | $265,760 | 0 |
| | Termination Following Change of Control(5) | $2,239,194 | 0 | 0 |
| | Termination w/o Cause(6) | $1,119,597 | $265,760 | 0 |
| | Termination for Cause | 0 | $265,760 | 0 |
| W. Ed Tyler(7) | Change of Control | 0 | $ 89,113 | 0 |
| | Termination as Director | 0 | $ 89,113 | 0 |
| Johannson L. Yap | Change of Control(5) | 0 | $460,807 | 0 |
| | Termination Following Change of control(5)(8) | $2,920,000 | 0 | $39,492 |
| | Termination w/o Cause(8)(9) | $1,642,500 | $460,807 | $39,492 |
| | Termination for Cause(8) | 0 | $460,807 | 0 |

(1) For purposes of estimating the value of awards of restricted stock for which restrictions lapse the Company has considered any applicable employment agreement limitations and assumed a price per share of its Common Stock of $7.55, which was the closing price of its Common Stock on the NYSE on December 31, 2008, the last trading day of the year.

(2) Present value of estimated premiums required to be paid by the Company or cash payments in lieu of benefits required to be provided.

(3) Mr. Musil and the Company have not entered into an employment agreement. As such, the amounts disclosed in this table relate only to awards of restricted stock granted to Mr. Musil under the Company's stock incentive plans.

(4) Mr. Pientka resigned from the Company on February 26, 2009 following the expiration of his employment agreement. In connection with his resignation, Mr. Pientka and the Company entered into a Severance Agreement and Release and Waiver of Claims (the "Severance Agreement"), pursuant to which Mr. Pientka is entitled to receive a lump sum payment in the amount of $313,117 and continuing coverage under the Company's health plans for three months. 22,354 shares of restricted stock owned by Mr. Pientka prior to his resignation became vested on February 26, 2009. In the Severance Agreement, Mr. Pientka released the Company from all claims.

(5) Upon a change of control of the Company, the vesting of any unvested restricted stock held by the named executive officer shall accelerate. As a result, if the named executive officer then experiences a termination of employment after the change of control event, the officer will not hold any restricted stock on the date of termination that otherwise may have accelerated if the change of control event had not occurred.

(6) Included a substantial change in duties or responsibilities under the terms of Mr. Pientka's employment agreement.

(7) Mr. Tyler's letter agreement entered into in connection with his service as interim President and Chief Executive Officer did not provide for additional payments to be made to Mr. Tyler upon his termination of employment or upon a change of control of the Company. However, in connection with his service as a director of the Company, Mr. Tyler has previously been granted awards of restricted stock. All restricted stock held by Mr. Tyler was granted under standard award agreements under our stock incentive plans, and the vesting of all restricted stock held by Mr. Tyler will accelerate in the event of an involuntary termination of his engagement as director or a change of control of the Company. The stock appreciation rights granted to Mr. Tyler in October 2008 are fully vested and will not be forfeited in the event that Mr. Tyler's engagement as a director is terminated.

(8) Mr. Yap is entitled to a supplemental payment of one month's base salary in addition to amounts reflected if requisite notice is not provided prior to his termination by the Company.

(9) Includes constructive discharge under the terms of Mr. Yap's employment agreement.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Slater, Lynch and Wilson. None of them has served as an officer of the Company or, except for his service as a director, had any other business relationship or affiliation with the Company in 2008 requiring disclosure by the Company under Item 404 of Regulation S-K.

## REPORT OF THE AUDIT COMMITTEE

Pursuant to a meeting of the Audit Committee on February 26, 2009, the Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Statement on Auditing Standards No. 61; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items

(i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2008.

*Submitted by the Audit Committee:*

John Rau, Chairman
Kevin W. Lynch
J. Steven Wilson

## TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

*Transactions with Related Persons.* The Company often engages in transactions for which CB Richard Ellis, Inc. ("CBRE") acts as a broker. CBRE is among the largest real estate brokerage companies in the world. The brother of Michael W. Brennan, the former President and Chief Executive Officer and a former director of the Company, is an employee of CBRE and a member of CBRE's national Single Tenant Net Lease Properties Group. In 2008, in one transaction in which the Company sold property for approximately $36.1 million, Mr. Brennan's brother received $72,202, as a portion of the brokerage commissions paid by the Company to CBRE in connection with such transaction. Also in 2008, in one transaction in which the Company acquired property for approximately $94.4 million, Mr. Brennan's brother received $22,750, as a portion of a consulting fee paid by the Company to CBRE in connection with such transaction. Management of the Company believes the terms of brokerage and consulting services provided by CBRE in such transactions were as favorable to the Company as could be obtained in arm's length transactions.

*Review, Approval or Ratification of Transactions with Related Persons.* Transactions involving the Company and its executive officers and directors that are reportable under Item 404 of Regulation S-K are required by the Company's written policies to be reported to and approved by the Nominating/Corporate Governance Committee of the Board of Directors. The Nominating/Corporate Governance Committee addresses such transactions on a case-by-case basis, after considering the relevant facts and circumstances. The Company's engagement in transactions involving CBRE and Mr. Brennan's brother (e.g. as discussed above) was approved by the Board of Directors prior to the implementation of such policies.

## COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and "greater than ten-percent" stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms so filed.

Based solely on review of the copies of such forms furnished to the Company for 2008, all of the Company's officers, directors and "greater than ten-percent" stockholders timely filed all reports required to be filed by Section 16(a) of the Exchange Act during 2008, except that J. Steven Wilson, a director of the Company, filed late two Forms 4, one with respect to a transaction on January 23, 2008 and one with respect to a transaction on September 16, 2008, and Johannson Yap, the Company's Chief Investment Officer, filed late one Form 4 with respect to a transaction on August 8, 2008.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and limited partnership units ("Units") of First Industrial, L.P. (which generally are exchangeable on a one-for-one basis, subject to adjustments, for Common Stock) by:

- all directors named and nominees named in this Proxy Statement (the "named directors");
- all current and former executive officers identified on the Summary Compensation Table;
- all named directors and currently serving executive officers of the Company as a group; and
- persons and entities, if any, known to the Company to be beneficial owners of more than 5% of the Company's Common Stock.

The information is presented as of March 20, 2009, unless otherwise indicated, and is based on representations of officers and directors of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of March 20, 2009, there were 44,667,681 shares of Common Stock and 5,687,693 Units outstanding.

| | Common Stock/Units Beneficially Owned | |
|---|---|---|
| **Names and Addresses of 5% Stockholders** | **Number** | **Percent of Class** |
| Adage Capital Partners, L.P.<br>200 Clarendon Street,<br>52nd Floor Boston,<br>MA 02116(1) | 2,975,138 | 6.66% |
| Barclays Global Investors (Deutschland) AG<br>Apianstrasse 6<br>D-85774<br>Unterfohring, Germany(2) | 3,407,888 | 7.63% |
| The Vanguard Group, Inc.<br>100 Vanguard Blvd.<br>Malvern, PA 19355(3) | 3,485,914 | 7.80% |
| **Names and Addresses of Directors and Officers*** | | |
| W. Ed Tyler(4) | 89,803 | ** |
| Michael G. Damone(5) | 225,175 | ** |
| Bruce W. Duncan | 0 | ** |
| Kevin W. Lynch(6) | 15,288 | ** |
| John Rau(7) | 29,235 | ** |
| Jay H. Shidler(8) | 4,856,659 | 10.79% |
| Robert J. Slater(9) | 26,077 | ** |
| J. Steven Wilson(10) | 54,090 | ** |
| Scott A. Musil(11) | 37,207 | ** |
| Johannson L. Yap(12) | 280,059 | ** |
| Michael W. Brennan(13) | 311,300 | ** |
| Michael J. Havala(13) | 132,511 | ** |
| David P. Draft(13) | 102,744 | ** |
| Gerald Pientka(13) | 36,314 | ** |
| Robert Cutlip(13) | 25,215 | ** |
| All named directors and currently-serving executive officers as a group (12 persons)(14) | 5,680,721 | 12.56% |

* The business address for each of the directors and executive officers of the Company is 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606.

** Less than 1%

(1) Pursuant to a Schedule 13G dated February 17, 2009 of Adage Capital Partners, L.P. ("Adage"). Of the shares reported, Adage has the shared power to vote and dispose of 2,975,138 shares.

(2) Pursuant to a Schedule 13G dated February 6, 2009 of Barclays Global Investors (Deutschland) AG ("Barclays"). Barclays has the sole power to dispose of all 3,407,888 shares reported, but has the sole power to vote only 3,202,189 of such shares.

(3) Pursuant to a Schedule 13G dated February 13, 2009 of The Vanguard Group Inc. ("Vanguard"). Vanguard has the sole power to dispose of all 3,485,914 shares reported, but has the sole power to vote only 57,927 of such shares.

(4) Includes 30,000 shares that may be acquired by Mr. Tyler upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 11,803 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(5) Includes 62,500 shares held by a trust for the benefit of Mr. Damone's wife. Also includes 6,700 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $30.53 per share. Also includes 94,296 Units. Also includes 6,001 shares of restricted Common Stock issued under the 1997 Stock Plan.

(6) Includes 11,424 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(7) Includes 10,371 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(8) Includes 910,660 shares held by Shidler Equities, L.P., a Hawaii limited partnership owned by Mr. Shidler and Mrs. Shidler, 20,000 shares owned by Mrs. Shidler, 68,020 Units held by Mr. Shidler directly, 254,541 Units held by Shidler Equities, L.P., 1,223 Units held by Mr. and Mrs. Shidler jointly, and 22,079 Units held by Holman/Shidler Investment Corporation. Also includes 13,311 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(9) Includes 13,311 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(10) Includes 40,000 shares that may be acquired upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $27.69 per share, 10,000 shares at an exercise price of $30.00 per share, 10,000 shares at an exercise price of $31.05 per share and 10,000 shares at an exercise price of $33.15 per share. Also includes 13,311 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(11) Includes 2,106 shares held through Mr. Musil's children and 3,301 shares held through his 401(k). Also includes 11,473 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(12) Includes 52,000 shares that may be acquired by Mr. Yap upon the exercise of vested options granted under the 1997 Stock Plan at an exercise price of $33.13 per share. Also includes 1,680 Units. Also includes 31,125 shares held through Mr. Yap's 401(k) and 39,101 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(13) Information is based on the last Form 4 filed prior to resignation from the Company.

(14) Includes 133,200 shares in the aggregate that may be acquired by directors and executive officers upon the exercise of vested options granted under the 1997 Stock Plan, consisting of 10,000 shares at an exercise price of $27.69, 52,000 shares at an exercise price of $33.13, 20,000 shares at an exercise price of $30.00, 20,000 shares at an exercise price of $31.05, 20,000 shares at an exercise price of $33.15 and 11,200 shares at an exercise price of $30.53. Also includes 445,645 Units. Also includes 158,546 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

## PROPOSAL II

## APPROVAL OF THE 2009 STOCK INCENTIVE PLAN

At its meeting on February 25, 2009, the Board of Directors of the Company adopted the 2009 Stock Incentive Plan and directed that the 2009 Stock Incentive Plan be submitted to the stockholders for their approval. The Board of Directors believes that the adoption of the 2009 Stock Incentive Plan is in the best interests of the stockholders and the Company because the ability to grant restricted stock and other stock-based awards thereunder is an important factor in attracting, motivating and retaining qualified personnel.

### SUMMARY OF THE PROVISIONS OF THE 2009 STOCK INCENTIVE PLAN

The following summary of the 2009 Stock Incentive Plan is qualified in its entirety by the specific language of the plan, a copy of which is attached hereto as Appendix A.

*General.* The purpose of the 2009 Stock Incentive Plan is to encourage and enable the officers, employees and directors of, and service providers to, the Company and its affiliates, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company. Approximately 300 employees and all nine directors are eligible to participate in the 2009 Stock Incentive Plan. The 2009 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company and for the grant of restricted stock awards, restricted stock units, nonstatutory stock options, stock appreciation rights ("SARs"), performance share awards and dividend equivalents to officers, employees and directors of the Company. The Board of Directors has authorized, subject to stockholder approval, 400,000 shares of Common Stock for issuance under the 2009 Stock Incentive Plan. The market value of shares of Common Stock was $2.45 per share, based on its closing price as reported on the New York Stock Exchange on March 20, 2009. With respect to performance share awards, restricted stock awards and restricted stock units, whether or not intended to be "performance-based compensation" under Code Section 162(m), the maximum number of shares of Common Stock, in the aggregate, subject to such awards granted under the 2009 Stock Incentive Plan will be 200,000 shares. In addition, the maximum number of shares of Common Stock with respect to which stock options and SARs, which are intended to be "performance-based compensation" under Code Section 162(m), may be granted during a calendar year to any participant under the 2009 Stock Incentive Plan will be 400,000 shares. To the extent permitted pursuant to applicable law, in the event of any reorganization, recapitalization, reclassification, split-up or consolidation of shares of stock, separation (including a spin-off), stock split, dividend on shares of stock payable in capital stock, extraordinary cash dividend, combination or exchange of shares, or other similar change in capitalization of the Company or a merger or consolidation of the Company or sale by the Company of all or a portion of its assets or other similar event, appropriate adjustments will be made to the shares, including the number thereof, subject to the 2009 Stock Incentive Plan and to any outstanding awards. Shares of Common Stock underlying any awards which are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) will be added back to the shares of Common Stock available for issuance under the 2009 Stock Incentive Plan.

*Administration.* The 2009 Stock Incentive Plan will be administered by the Compensation Committee of the Board of Directors of the Company. Subject to the provisions of the 2009 Stock Incentive Plan, the Compensation Committee will determine the persons to whom grants of options, SARs, restricted stock awards, restricted stock units, performance share awards and dividend equivalents are to be made, the number of shares of Common Stock to be covered by each grant and all other terms and conditions of the grant. If an option is granted, the Compensation Committee will determine whether the option is an incentive stock option or a nonstatutory stock option, the option's term, vesting and exercisability, and the other terms and conditions of the grant. The Compensation Committee will also determine the terms and conditions of SARs, restricted stock awards, restricted stock units, performance share awards and dividend equivalents. The Compensation Committee will have the responsibility to interpret the 2009 Stock Incentive Plan and to make determinations with respect to all awards granted under the 2009 Stock Incentive Plan. All determinations of the Compensation Committee will be binding on all persons, including the Company and plan participants. The costs and expenses of administering the 2009 Stock Incentive Plan will be borne by the Company.

*Eligibility.* Participants in the 2009 Stock Incentive Plan will be directors and the full or part-time officers and other employees of, and service providers to, the Company and its affiliates who are responsible for or contribute to the management, growth or profitability of the Company and its affiliates and who are selected from time to time by the Compensation Committee, in its sole discretion.

*Terms and Conditions of Option Grants.* Each option granted under the 2009 Stock Incentive Plan will be evidenced by a written agreement in a form that the Compensation Committee may from time to time approve, will be subject to the terms and conditions of the 2009 Stock Incentive Plan and may contain such additional terms and conditions, not inconsistent with the terms of the 2009 Stock Incentive Plan, as may be determined by the Compensation Committee. The per share exercise price of an incentive stock option may not be less than 100% of the fair market value of a share of Common Stock on the date of the option's grant and the term of any such option shall expire on the tenth anniversary of the date of the option's grant. In addition, the per share exercise price of any incentive stock option granted to a person who at the time of the grant owns stock possessing more than 10% of the total combined voting power or value of all classes of stock of the Company must be at least 110% of the fair market value of a share of the Company's Common Stock on the date of grant and the option must expire no later than five years after the date of its grant. Generally, options may be exercised by the payment by the optionee or the optionee's broker of the exercise price in cash, certified check or wire transfer, or, subject to the approval of the Compensation Committee, through the tender of shares of the Company's Common Stock owned by the optionee having a fair market value not less than the exercise price. Options granted under the 2009 Stock Incentive Plan will become exercisable at such times as may be specified by the Compensation Committee, subject to various limitations on exercisability in the event the optionee's employment or service with the Company terminates. Options are generally nontransferable by the optionee other than by will or by the laws of descent and distribution and are exercisable during the optionee's lifetime only by the optionee, except that non-qualified options may be transferred to one or more members of the optionee's immediate family, to certain entities for the benefit of the optionee's immediate family members or pursuant to a certified domestic relations order.

*Terms and Conditions of Other Awards.* Each SAR, restricted stock award, restricted stock unit and performance share award made under the 2009 Stock Incentive Plan will be evidenced by a written agreement in a form and containing such terms, restrictions and conditions as may be determined by the Compensation Committee, consistent with the requirements of the 2009 Stock Incentive Plan. A SAR may be granted separately or in conjunction with the grant of an option. If the Compensation Committee determines that a restricted stock award, restricted stock unit or a performance share award to be granted to a participant should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, vesting and settlement of such award will be contingent upon achievement of one or more preestablished performance goals. One or more of the following business criteria for the Company must be used by the Compensation Committee in establishing such performance goals: (1) earnings, including funds from operations; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on assets; (6) return on investment; (7) return on capital; (8) return on equity; (9) economic value added; (10) operating margin; (11) net income; (12) pretax earnings; (13) pretax earnings before interest, depreciation and amortization; (14) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (15) operating earnings; (16) total stockholder return; (17) market share; (18) debt load reduction; (19) expense management; (20) stock price; (21) book value; (22) overhead; (23) assets; (24) assessment of balance sheet or income statement objectives; and (25) strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Any of the above goals may be compared to the performance of a peer group, business plan or a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index. The Committee may, in its sole discretion, provide for the exclusion of the effects of the following items, to the extent identified in the audited financial statements of the Company, including footnotes, or in the Management's Discussion and Analysis section of the Company's annual report: (1) extraordinary, unusual, and/or nonrecurring items of gain or loss; (2) gains or losses on the disposition of a business;

(3) changes in tax or accounting principles, regulations or laws; or (4) mergers or acquisitions. The Compensation Committee does not have the authority to increase the amount of compensation payable under any performance share award intended to qualify as "performance-based compensation" to the extent such an increase would cause the amounts payable pursuant to the performance share award to be nondeductible in whole or in part pursuant to Section 162(m) of the Code and the regulations thereunder. SARs, restricted stock awards, restricted stock units and performance share awards are generally nontransferable, except that SARs may be transferred pursuant to a certified domestic relations order and may be exercised by the executor, administrator or personal representative of a deceased participant within six months of the death of the participant.

*Change of Control Provisions.* "Change of Control" generally means the occurrence of any one of the following events:

(i) any "person", as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its subsidiaries, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan of the Company or any of its subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 40% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities") or (B) the then outstanding shares of Common Stock of the Company (in either such case other than as result of acquisition of securities directly from the Company); or

(ii) persons who, as of the effective date of the 2009 Stock Incentive Plan, constitute the Company's Board of Directors (the "Incumbent Directors") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to the effective date of the 2009 Stock Incentive Plan whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors shall, for purposes of the 2009 Stock Incentive Plan, be considered an Incumbent Director; or

(ii) the consummation of: (A) any consolidation or merger of the Company or any subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate 50% or more of the voting stock of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) any plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Common Stock or other Voting Securities outstanding, increases (x) the proportionate number of shares of Common Stock beneficially owned by any person to 40% or more of the shares of Common Stock then outstanding or (y) the proportionate voting power represented by the Voting Securities beneficially owned by any person to 40% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any person referred to in clause (x) or (y) of this sentence shall thereafter become the beneficial owner of any additional shares of Common Stock or other Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction), then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing clause (i). In the event that any award under the 2009 Stock Incentive Plan constitutes deferred compensation, and the settlement of, or distribution of benefits under such award is to be triggered by a Change of Control, then such settlement or distribution shall be subject to the event constituting the Change of Control also constituting a change in the ownership or effective control or change in ownership of a substantial portion of assets of a corporation as permitted under Section 409A of the Code and any guidance issued thereunder.

In general, upon the occurrence of a Change of Control, options and SARs automatically would become fully exercisable and restrictions and conditions on restricted stock awards, restricted stock units, performance share awards and dividend equivalents would automatically be deemed waived.

*Amendment and Termination of the 2009 Stock Incentive Plan.* The Board of Directors may at any time amend or discontinue the 2009 Stock Incentive Plan and the Compensation Committee may at any time amend or cancel any outstanding award, but no such action will adversely affect rights under any outstanding award without the holder's consent and, except in the event of changes in the capitalization of the Company or other similar events, no amendment to any outstanding award will (a) materially increase the benefits to participants, (b) materially increase the number of shares of Common Stock available under the plan, or (c) materially modify the requirements for participating in the plan, unless any amendment under (a), (b) or (c) is approved by the Company's stockholders.

## SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES OF THE 2009 STOCK INCENTIVE PLAN

The following discussion summarizes the principal federal income tax consequences of the 2009 Stock Incentive Plan. This discussion is based on current provisions of the Code, the regulations promulgated thereunder, and administrative and judicial interpretations thereof as in effect on the date hereof. The summary does not address any foreign, state or local tax consequences of participation in the 2009 Stock Incentive Plan. The company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

*Stock Options.* In general, the grant of an option will not be a taxable event to the recipient and it will not result in a deduction to the Company. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is an incentive stock option or a nonqualified stock option.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. The Company will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an incentive stock option and no deduction will be available to the Company, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of termination of employment by reason of disability or death). If an incentive stock option granted under the 2009 Stock Incentive Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of a nonqualified stock option. Also, an incentive stock option granted under the 2009 Stock Incentive Plan will be treated as a nonqualified stock option to the extent it (together with any other incentive stock options granted under other plans of the Company and/or its affiliates) first becomes exercisable in any calendar year for shares of Common Stock having a fair market value, determined as of the date of grant, in excess of $100,000.

If shares of Common Stock acquired upon exercise of an incentive stock option are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an incentive stock option are disposed of prior to the expiration of either of these holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and the Company will generally be able to claim a deduction, in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying

Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

Although the exercise of an incentive stock option as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

*Restricted Stock.* A participant who receives shares of restricted stock will generally recognize ordinary income at the time the restrictions lapse. The amount of ordinary income so recognized will be the fair market value of the Common Stock at the time the income is recognized, determined without regard to any restrictions other than restrictions which by their terms will never lapse. This amount is generally deductible for federal income tax purposes by the Company. Dividends paid with respect to unvested restricted stock will be ordinary compensation income to the participant (and generally deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date restrictions lapse, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date restrictions lapse.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted stock at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and the Company will generally be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Section 83(b) election has been made will not be deductible to the Company. If a Section 83(b) election is made and the restricted stock is subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

*Restricted Stock Units.* In general, the grant of restricted stock units will not be a taxable event to the recipient and it will not result in a deduction to the Company. When the restrictions applicable to the restricted stock units lapse, and the awards are settled, a participant will generally recognize ordinary income at that time. The amount of ordinary income so recognized will be the fair market value of the Common Stock at the time the income is recognized, determined without regard to any restrictions other than restrictions which by their terms will never lapse. This amount is generally deductible for federal income tax purposes by the Company. Dividends paid with respect to unvested restricted stock will be ordinary compensation income to the participant (and generally deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date restrictions lapse, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date restrictions lapse.

*Stock Appreciation Rights and Other Awards.* With respect to SARs and other awards under the 2009 Stock Incentive Plan not described above, generally, when a participant receives payment with respect to an award granted to him or her under the 2009 Stock Incentive Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to the Company.

*Payment of Withholding Taxes.* The Company may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards or may tender previously owned shares to the Company to satisfy tax withholding requirements. The shares withheld from awards may only be used to satisfy the minimum statutory withholding obligation.

*Special Rules.* Certain special rules apply if the exercise price for an option is paid in shares previously owned by the optionee rather than in cash.

*Limitation on Deductibility.* Section 162(m) of the Code generally limits the deductible amount of annual compensation paid (including, unless an exception applies, compensation otherwise deductible in connection with awards granted under the 2009 Stock Incentive Plan) by a public company to a "covered employee" (the chief executive officer and three other most highly compensated executive officers of the Company) to no more than $1 million. The Company does not believe that Section 162(m) of the Code is applicable to its current arrangements with its executive officers.

The number and types of awards to be made pursuant to the 2009 Stock Incentive Plan is subject to the discretion of the board and is not determinable at this time.

Adoption of this proposal requires the affirmative vote of a majority of the shares of the Company's Common Stock represented, in person or by proxy, and entitled to vote on the matter at the annual meeting.

## EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding our compensation plans under which our equity securities are authorized for issuance to our employees or non-employees, including directors, as of December 31, 2008:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | — | — | 1,179,500 |
| Equity Compensation Plans Not Approved by Security Holders(1) | 278,601 | $31.92 | 133,329 |
| Total | 278,601 | $31.92 | 1,312,829 |

(1) See Notes 4 and 15 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for a description of the plan.

**The Board of Directors has approved the 2009 Stock Incentive Plan and recommends that its stockholders vote FOR the approval of the 2009 Stock Incentive Plan.**

## PROPOSAL III

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.) has served as the Company's independent auditors since the Company's formation in August 1993. On February 26, 2009, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year. A representative of Pricewaterhouse-Coopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

## FEES

During 2008 and 2007, the aggregate fees billed by PricewaterhouseCoopers LLP related to services in the following categories and amounts are:

| | 2008 | 2007 |
|---|---|---|
| Audit Fees(1) | $1,229,544 | $1,353,667 |
| Audit-Related Fees(2) | 427,461 | 445,958 |
| Tax Fees(3) | 522,395 | 1,095,728 |
| Other Fees(4) | 1,620 | 27,501 |
| Total Fees | $2,181,020 | $2,922,854 |

(1) Audit Fees include amounts related to professional services rendered in connection with the audits of the Company's annual financial statements and those of our subsidiaries, the reviews of our quarterly financial statements and other services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees include amounts for assurance and related services, including Rule 3-14 audit work, joint venture audits, certain agreed-upon procedures and an annual employee benefit plan audit.

(3) Tax Fees include amounts billed for professional services rendered in connection with tax compliance, tax advice and tax planning. These amounts primarily relate to tax services related to tax return preparation, REIT compliance consultation, 1031 exchange consultation, federal and state audit consultation, return of capital review, federal and state regulation consultation, federal and state entity structuring, taxable REIT subsidiary consultation, international tax consultation and VAT compliance.

(4) Other Fees includes fees billed to the Company by PricewaterhouseCoopers LLP for any services not included in the foregoing categories.

## PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit, audit-related, tax and other services proposed to be provided by the Company's independent registered public accounting firm. Consideration and approval of such services generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit, audit-related, tax and other services to each of its individual members. Approvals of audit, audit-related, tax and other services pursuant to the above-described delegation of authority are reported to the full Audit Committee.

**The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2009.**

## OTHER MATTERS

### SOLICITATION OF PROXIES

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may also solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

Georgeson Shareholder Services, Inc. acts as the Company's proxy solicitor at a cost of $7,500, plus reasonable out of pocket expenses, including a telephone solicitation campaign approved by the Company.

### STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2010 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 10, 2009, in order to be considered for inclusion in the proxy statement and on the proxy card that will be solicited by the Board of Directors in connection with the 2010 Annual Meeting of Stockholders.

### INCORPORATION BY REFERENCE

In the pages preceding this Proxy Statement is a Letter to Stockholders from the Company's President and Chief Executive Officer. Appendix B to this Proxy Statement is the Company's 2008 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. Information contained in the Letter to Stockholders or Appendix B to this Proxy Statement shall not be deemed to be "filed" or "soliciting material," or subject to liability for purposes of Section 18 of the Exchange Act to the maximum extent permitted under the Exchange Act.

### IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 13, 2009

The Proxy Statement, Notice of Annual Meeting, Proxy Card and the Company's 2008 Annual Report are available on the "Proxy Statement" tab of the Investor Relations page on the Company's website, at www.firstindustrial.com.

For directions to attend the Annual Meeting in person, please contact Art Harmon, the Company's Director, Investor Relations and Corporate Communications, at (312) 344-4320.

### OTHER MATTERS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying Proxy Card to vote in their discretion all shares represented by validly executed proxies.

**REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.**

# APPENDIX A

# FIRST INDUSTRIAL REALTY TRUST, INC.

## 2009 STOCK INCENTIVE PLAN

## TABLE OF CONTENTS

**FIRST INDUSTRIAL REALTY TRUST, INC.**

**2009 STOCK INCENTIVE PLAN**

## Section 1 General Purpose of the Plan; Definitions.

The name of the plan is the First Industrial Realty Trust, Inc. 2009 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees and Directors of, or service provider to, First Industrial Realty Trust, Inc. (the "**Company**") and its Affiliates and Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"**Act**" means the Securities Exchange Act of 1934, as amended.

"**Affiliate**" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan, provided that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

"**Award**" or "**Awards**", except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units Awards, Performance Share Awards and Dividend Equivalents.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means the participant's dismissal as a result of (i) any material breach by the participant of any agreement to which the participant and the Company or an Affiliate or Subsidiary are parties, (ii) any act (other than retirement) or omission to act by the participant, including without limitation, the commission of any crime (other than ordinary traffic violations), which may have a material and adverse effect on the business of the Company or any Affiliate or Subsidiary on the participant's ability to perform services for the Company or any Affiliate or Subsidiary, or (iii) any material misconduct or neglect of duties by the participant in connection with the business or affairs of the Company or any Affiliate or Subsidiary.

"**Change of Control**" is defined in **Section 16 below**.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"**Committee**" means any Committee of the Board referred to in **Section 2**.

"**Director**" means a member of the Board.

"**Disability**" means disability as set forth in Section 22(e)(3) of the Code.

"**Dividend Equivalent**" means a right, granted under **Section 10**, to receive cash, Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Stock or the excess of dividends paid over a specified rate of return, provided that any Dividend Equivalents granted in connection with Restricted Stock Units shall, unless otherwise provided in the Award Agreement, entitle the participant to receive a payment of additional Restricted Stock Units equal in value to such Dividend Equivalents paid with respect to the Restricted Stock Units. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

"**Effective Date**" means the date on which the Plan is approved by the stockholders of the Company as set forth in **Section 18**.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended, and the related rules, regulations and interpretations.

"**Fair Market Value**" on any given date means the last reported sale price at which Stock is traded on such date or, if no Stock is traded on such date, the most recent date on which Stock was traded, as reflected on the New York Stock Exchange or, if applicable, any other national stock exchange which is the principal trading market for the Stock.

"**Incentive Stock Option**" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"**Non-Qualified Stock Option**" means any Stock Option that is not an Incentive Stock Option.

"**Option**" or "**Stock Option**" means any option to purchase shares of Stock granted pursuant to **Section 6.**

"**Parent**" means a "parent corporation" as defined in Section 424(e) of the Code.

"**Performance Share Award**" means Awards granted pursuant to **Section 8.**

"**Prior Plan(s)**" means the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan and the First Industrial Realty Trust, Inc. 1997 Stock Incentive Plan.

"**Restricted Stock Award**" means Awards granted pursuant to **Section 7(a)(i).**

"**Restricted Stock Units Award**" means Awards granted pursuant to **Section 7(a)(ii).**

"**Stock**" means the Common Stock, $.01 par value per share, of the Company, subject to adjustment pursuant to **Section 3.**

"**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations, beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

"**Termination of Service**" means the first day occurring on or after a grant date on which the participant ceases to be an employee of, or service provider to (which, for purposes of this definition, includes Directors), the Company or any Subsidiary, regardless of the reason for such cessation, subject to the following:

(i) The participant's cessation as an employee or service provider shall not be deemed to occur by reason of the transfer of the participant between the Company and an Affiliate or Subsidiary or between two Affiliates or Subsidiaries.

(ii) The participant's cessation as an employee or service provider shall not be deemed to occur by reason of the participant's approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing.

(iii) A service provider whose services to the Company or an Affiliate or a Subsidiary are governed by a written agreement with the service provider will cease to be a service provider at the time the term of such written agreement ends (without renewal); and a service provider whose services to the Company or a Subsidiary are not governed by a written agreement with the service provider will cease to be a service provider on the date that is ninety (90) days after the date the service provider last provides services requested by the Company or any Subsidiary (as determined by the Committee).

(iv) Unless otherwise provided by the Committee, an employee who ceases to be an employee, but become or remains a Director, or a Director who ceases to be a Director, but becomes or remains an employee, shall not be deemed to have incurred a Termination of Service.

(vi) Notwithstanding the forgoing, in the event that any award under the Plan constitutes Deferred Compensation, the term Termination of Service shall be interpreted by the Committee in a manner not to be inconsistent with the definition of "Separation from Service" as defined under Code Section 409A.

**Section 2 Administration of Plan; Committee Authority to Select Participants and Determine Awards.**

(a) Committee. The Plan shall be administered by a committee of not less than two Directors, as appointed by the Board from time to time (the "**Committee**"). Unless otherwise determined by the Board, each member of the Committee shall qualify as a "non-employee director" under Rule 16b-3 issued pursuant to the Act and an "outside director" under Section 162(m) of the Code. Subject to applicable stock exchange rules, if the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

(b) Powers of Committee. The Committee shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the officers, employees and Directors of, and service provider to, the Company, Affiliates and Subsidiaries to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Dividend Equivalents, or any combination of the foregoing, granted to any officer, employee or Director;

(iii) to determine the number of shares to be covered by any Award granted to an officer, employee or Director;

(iv) to determine the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award granted to an officer, employee or Director, which terms and conditions may differ among individual Awards and participants, and to approve the form of written instruments evidencing the Awards;

(v) to accelerate the exercisability or vesting of all or any portion of any Award granted to a participant;

(vi) subject to the provisions of **Section 6(i)**, to extend the period in which Stock Options granted may be exercised;

(vii) to determine whether, to what extent and under what circumstances Stock and other amounts payable with respect to an Award granted to a participant shall be deferred either automatically or at the election of the participant and whether and to what extent the Company shall pay or credit amounts equal to interest (at rates determined by the Committee) or dividends or deemed dividends on such deferrals;

(viii) to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments) granted to a participant; and to decide all disputes arising in connection with and make all determinations it deems advisable for the administration of the Plan; and

(ix) grant Awards, in its sole discretion, to employees and Directors of the Company, its Affiliates and Subsidiaries who are residing in jurisdictions outside of the United States. For purposes of the foregoing, the Committee may, in its sole discretion, vary the terms of the Plan in order to conform any Awards to the legal and tax requirements of each non-U.S. jurisdiction where such individual resides or any such non-U.S. jurisdiction which would apply its laws to such Award. The Committee may, in its sole discretion, establish one or more sub-plans of the Plan and/or may establish administrative rules and procedures to facilitate the operation of the Plan in such non-U.S. jurisdictions. For purposes of clarity, any terms contained herein which are subject to variation in a non-U.S. jurisdiction and any administrative rules and procedures established for a non-U.S. jurisdiction shall be reflected in a written addendum to the Plan. To the extent permitted under applicable law, the Committee may delegate its authority and responsibilities under this Section 2(b)(ix) of the Plan to any one or more officers of the Company, an Affiliate or a Subsidiary.

All decisions and interpretations of the Committee shall be final and binding on all persons, including the Company and Plan participants.

(c) Delegation by Committee. Except to the extent prohibited by applicable law, the applicable rules of a stock exchange or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including: (a) delegating to a committee of one or more members of the Board who are not "outside directors" within the meaning of Code Section 162(m) of the Code, the authority to grant awards under the Plan to eligible persons who are either: (i) not then "covered employees," within the meaning of Code Section 162(m) of the Code and are not expected to be "covered employees" at the time of recognition of income resulting from such award; or (ii) not persons with respect to whom the Company wishes to comply with Code Section 162(m) of the Code; and/or (b) delegating to a committee of one or more members of the Board who are not "non-employee directors," within the meaning of Rule 16b-3, the authority to grant awards under the Plan to eligible persons who are not then subject to Section 16 of the Act. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

(d) Information to be Furnished to Committee. As may be permitted by applicable law, the Company and any Affiliate or Subsidiary shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and any Affiliate or Subsidiary as to an employee's or participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

(e) Expenses and Liabilities. All expenses and liabilities incurred by the Committee in the administration and interpretation of the Plan or any Award Agreement shall be borne by the Company. The Committee may employ attorneys, consultants, accountants or other persons in connection with the administration and interpretation of the Plan. The Company, and its officers and Directors, shall be entitled to rely upon the advice, opinions or valuations of any such persons.

**Section 3 Shares Issuable under the Plan; Mergers; Substitution.**

(a) Shares Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 400,000. For purposes of this limitation, the shares of Stock underlying any Awards which are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall not be deemed to have been delivered and shall be added back to the shares of Stock available for issuance under the Plan. Shares issued under the Plan may be authorized but unissued shares or shares reacquired by the Company. With respect to Performance Share Awards, Restricted Stock Awards and Restricted Stock Unit Awards the maximum number of shares of Stock subject to such awards shall be 200,000.

(b) Share Limitation. Subject to adjustment as provided in **Section 3(d)** below, (i) the maximum number of shares of Stock with respect to which Stock Options and Stock Appreciation Rights may be granted during a calendar year to any participant under the Plan and are intended to be "performance-based compensation" (as that term is used for purposes of Section 162(m) of the Code) and then only to the extent such limitation is required by Section 162(m) of the Code, shall be 400,000 shares and (ii) with respect to Performance Share Awards, Restricted Stock Awards and Restricted Stock Units Awards the maximum number of shares of Stock subject to such awards granted during a calendar year to any participant under the Plan and are intended to be "performance-based compensation" (as that term is used for purposes of Section 162(m) of the Code) and then only to the extent such limitation is required by Section 162(m) of the Code, shall be 200,000 shares.

(c) Partial Performance. Notwithstanding the preceding provisions of this **Section 3(d)**, if in respect of any performance period or restriction period, the Committee grants to a participant awards having an aggregate dollar value and/or number of shares less than the maximum dollar value and/or number of shares that could be paid or awarded to such participant based on the degree to which the relevant performance measures were attained, the excess of such maximum dollar value and/or number of shares over the aggregate dollar value and/or number of shares actually subject to awards granted to such participant shall be carried forward and shall increase the maximum dollar value and/or the number of shares that may be awarded to such participant in respect of the next performance period in respect of which the Committee grants to such Participant an award intended to qualify as "performance-based compensation" (as that term is used for purposes of Code Section 162(m)), subject to adjustment pursuant to **(d)** hereof.

(d) **Corporate Transactions.** To the extent permitted under Section 409A, if applicable, in the event of a corporate transaction involving the Company or the shares of Stock of the Company (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), all outstanding awards under the Plan and the Prior Plans, the number of shares reserved for issuance under the Plan and the Prior Plans under **Section 3(b)** and the specified limitations set forth in **Section 3(c)(c)** shall automatically be adjusted to proportionately and uniformly reflect such transaction (but only to the extent that such adjustment will not affect the status of an award intended to qualify as "performance-based compensation" under Code Section 162(m), if applicable); *provided, however,* that the Committee may otherwise adjust awards (or prevent such automatic adjustment) as it deems necessary, in its sole discretion, to preserve the benefits or potential benefits of the awards and the Plan. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding awards; (iii) adjustment of the Exercise Price of outstanding options and SARs; and (iv) any other adjustments that the Committee determines to be equitable (which may include, (A) replacement of awards with other awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (B) cancellation of the award in return for cash payment of the current value of the award, determined as though the award were fully vested at the time of payment, provided that in the case of an option or SAR, the amount of such payment shall be the excess of the value of the Stock subject to the option or SAR at the time of the transaction over the Exercise Price; provided, that no such payment shall be required in consideration of the award if the Exercise Price is greater than the value of the Stock at the time of such corporate transaction or event).

## Section 4 Awards.

(a) General. Any Award under the Plan may be granted singularly, in combination with another Award (or Awards), or in tandem whereby the exercise or vesting of one Award held by a participant cancels another Award held by the participant. Each Award under the Plan shall be subject to the terms and conditions of the Plan and such additional terms, conditions, limitations and restrictions as the Committee shall provide with respect to such Award and as evidenced in the Award agreement. An Award may be granted as an alternative to or replacement of an existing Award under (i) the Plan; (ii) any other plan of the Company or any Affiliate or Subsidiary; (iii) any Prior Plan; or (iv) as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or any Affiliate or Subsidiary, including without limitation the plan of any entity acquired by the Company or any Affiliate or Subsidiary.

(b) Substitute Awards. The Committee may grant Awards under the Plan in substitution for stock and stock based awards held by employees of another corporation who concurrently become employees of the Company, an Affiliate or a Subsidiary as the result of a merger or consolidation of the employing corporation with the Company, an Affiliate or a Subsidiary or the acquisition by the Company, an Affiliate or a Subsidiary of property or stock of the employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

## Section 5 Eligibility.

Participants in the Plan will be Directors and such full or part-time officers and other employees of, and service providers to, the Company, its Affiliates and Subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company, its Affiliates and Subsidiaries and who are selected from time to time by the Committee, in its sole discretion. Notwithstanding any provision of this Plan to the contrary, an Award (other than an incentive stockoption) may be granted to a person, in connection with his or her hiring as an employee, prior to the date the employee first performed services for the Company, an Affiliate or a Subsidiary, provided that any such Award shall not become exercisable or vested prior to the date the employee first performs such services as an employee.

**Section 6 Stock Options.**

Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. To the extent that any option does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option. No Incentive Stock Option may be granted under the Plan after the tenth anniversary of the Effective Date. Incentive Stock Options may only be granted to employees of the Company, a Parent of the Company or a Subsidiary.

The Committee in its discretion may grant Stock Options to Directors or to employees of the Company or any Affiliate or Subsidiary. Stock Options granted to Directors and employees pursuant to this **Section 6** shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(i) Exercise Price. The per share exercise price of a Stock Option granted pursuant to this **Section 6** shall be determined by the Committee at the time of grant. The per share exercise price of an Incentive Stock Option shall not be less than 100% of Fair Market Value on the date of grant. Unless specifically designated in writing by the Committee, any Stock Option granted under the Plan shall be designed to be exempt from Section 409A of the Code. For any Stock Option that is intended to be exempt from Section 409A of the Code and/or is intended to be an Incentive Stock Option, the per share exercise price of a Stock Option shall not be less than 100% of the Fair Market Value on the date of grant unless otherwise permitted pursuant to Sections 409A and 422 of the Code. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or Parent corporation (a "**10% Shareholder**") and an Incentive Stock Option is granted to such employee, the exercise price of such Incentive Stock Option shall not be less than 110% of the Fair Market Value.

(ii) Option Term. The term of each Stock Option shall be fixed by the Committee, but no Incentive Stock Option shall be exercisable more than ten years after the date the option is granted. For 10% Shareholders, the terms of an Incentive Stock Option shall be no more than five years from the date of grant.

(iii) Exercisability; Rights of a Shareholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Committee at or after the grant date. The Committee may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a shareholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(iv) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods:

(A) In cash, by certified or bank check or other instrument acceptable to the Committee or by wire transfer to an account designated by the Company;

(B) In the form of shares of Stock (by actual delivery or by attestation) that are not then subject to restrictions under any Company plan, if permitted by the Committee in its discretion. Such surrendered shares shall be valued at Fair Market Value on the exercise date; or

(C) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure. Payment instruments will be received subject to collection.

(D) Other such method as may be determined by the Committee from time to time.

The delivery of shares of Stock to be purchased pursuant to the exercise of the Stock Option will be contingent upon receipt from the Optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Stock Option or applicable provisions of laws (including satisfaction of applicable tax withholding requirements).

(v) Non-transferability of Options. No Incentive Stock Option shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and all Incentive Stock Options shall be exercisable, during the optionee's lifetime, only by the optionee. Non-Qualified Stock Options granted under this Plan may be assigned or otherwise transferred by the participant only in the following circumstances: (i) by will or the laws of descent and distribution; (ii) by the participant to members of his or her "immediate family," to a trust established for the exclusive benefit of solely one or more members of the participant's "immediate family" and/or the participant, or to a partnership, limited liability company or corporation pursuant to which the only partners, members or shareholders, as the case may be, are one or more members of the participant's "immediate family" and/or the participant; provided such transfers are not made for consideration to the participant; or (iii) pursuant to a certified domestic relations order. Any Non-Qualified Stock Option held by a transferee will continue to be subject to the same terms and conditions that were applicable to the Option immediately prior to the transfer, except that the Option will be transferable by the transferee only by will or the laws of descent and distribution. For purposes hereof, "immediate family" means the participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings (including half brothers and sisters), in-laws, and relationships arising because of legal adoption.

(vi) Termination by Death. If any optionee's service with the Company, its Affiliates or Subsidiaries terminates by reason of death, the Stock Option may thereafter be exercised, to the extent exercisable at the date of death, by the legal representative or legatee of the optionee, for a period of six months (or such longer period as the Committee shall specify at any time) from the date of death, or until the expiration of the stated term of the Option, if earlier.

(vii) Termination by Reason of Disability.

(A) Any Stock Option held by an optionee whose service with the Company, its Affiliates or Subsidiaries has terminated by reason of Disability may thereafter be exercised, to the extent it was exercisable at the time of such termination, for a period of twelve months (or such longer period as the Committee shall specify at any time) from the date of such termination of service, or until the expiration of the stated term of the Option, if earlier.

(B) The Committee shall have sole authority and discretion to determine whether a participant's service has been terminated by reason of Disability.

(C) Except as otherwise provided by the Committee at the time of grant or otherwise, the death of an optionee during a period provided in this **Section 6(vii)** for the exercise of a Non-Qualified Stock Option, shall extend such period for six months from the date of death, subject to termination on the expiration of the stated term of the Option, if earlier.

(viii) Termination for Cause. If any optionee's service with the Company, its Affiliates or Subsidiaries has been terminated for Cause, any Stock Option held by such optionee shall immediately terminate and be of no further force and effect; provided, however, that the Committee may, in its sole discretion, provide that such Stock Option can be exercised for a period of up to 30 days from the date of termination of service or until the expiration of the stated term of the Option, if earlier.

(ix) Other Termination. Unless otherwise determined by the Committee, if an optionee's service with the Company, its Affiliates or Subsidiaries terminates for any reason other than death, Disability, or for Cause, any Stock Option held by such optionee may thereafter be exercised, to the extent it was exercisable on the date of termination of service, for three months (or such longer period as the Committee shall specify at any time) from the date of termination of service or until the expiration of the stated term of the Option, if earlier.

(x) Annual Limit on Incentive Stock Options. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its Subsidiaries become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000.

(xi) Form of Settlement. Shares of Stock issued upon exercise of a Stock Option shall be free of all restrictions under the Plan, except as otherwise provided in this Plan or the applicable Stock Option Award.

**Section 7 Restricted Stock Awards and Restricted Stock Unit Awards.**

(a) Nature of Awards. The Committee may grant Restricted Stock Awards or Restricted Stock Unit Awards to Directors and employees of the Company or any Affiliate or Subsidiary.

(i) Restricted Stock Award. A Restricted Stock Award is an Award entitling the recipient to acquire, at no cost or for a purchase price determined by the Committee, shares of Stock subject to such restrictions and conditions as the Committee may determine at the time of grant ("**Restricted Stock**"). Conditions may be based on continuing service and/or achievement of pre-established performance goals and objectives. In addition, a Restricted Stock Award may be granted to a Director or employee by the Committee in lieu of any compensation due to such Director or employee.

(ii) Restricted Stock Unit Award. A Restricted Stock Unit Award is an Award evidencing the right of the recipient to receive an equivalent number of shares of Stock on a specific date or upon the attainment of pre-established performance goals, objectives, and other conditions as specified by the Committee, with the units being subject to such restrictions and conditions as the Committee may determine at the time of grant ("**Restricted Stock Units**"). Conditions may be based on continuing service and/or achievement of pre-established performance goals and objectives. In addition, a Restricted Stock Unit Award may be granted to a Director or employee by the Committee in lieu of any compensation due to such Director or employee.

(b) Acceptance of Award. A participant who is granted a Restricted Stock Award or a Restricted Stock Unit Award shall have no rights with respect to such Award unless the participant shall have accepted the Award within 60 days (or such shorter date as the Committee may specify) following the award date by making payment to the Company, if required, by certified or bank check or other instrument or form of payment acceptable to the Committee in an amount equal to the specified purchase price, if any, of the shares covered by the Award and by executing and delivering to the Company a written instrument that sets forth the terms and conditions of the Restricted Stock or the Restricted Stock Units in such form as the Committee shall determine.

(c) Rights as a Shareholder. Upon complying with **Section 7(b)** above:

(i) With respect to Restricted Stock, a participant shall have all the rights of a shareholder including voting and dividend rights, subject to transferability restrictions and Company repurchase or forfeiture rights described in this **Section 6** and subject to such other conditions contained in the written instrument evidencing the Restricted Stock Award. Unless the Committee shall otherwise determine, if certificates are issued to evidence shares of Restricted Stock, such certificates shall remain in the possession of the Company until such shares are vested as provided in **Sections 6(e)** and **6(e)(i)** below; and

(ii) With respect to Restricted Stock Units, a participant shall have no voting rights or dividend rights prior to the time shares of Stock are received in settlement of such Restricted Stock Units. Unless otherwise provided by the Committee and reflected in the Award agreement, a participant shall have the right to receive additional Restricted Stock Units equal in value to any cash dividends and property dividends paid with respect to the Restricted Stock Units, subject to the same terms and conditions as contained in the written instrument evidencing the Restricted Stock Units Award.

(d) Restrictions. Restricted Stock Units and shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein.

(e) Vesting of Restricted Stock and Restricted Stock Units. The Committee at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Restricted Stock Units and the Company's right of repurchase or forfeiture shall lapse.

(i) Vesting of Restricted Stock. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares of Restricted Stock on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed "vested."

(ii) Vesting of Restricted Stock Units. Upon such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the Restricted Stock Units on which all restrictions have lapsed shall no longer be Restricted Stock Units and shall be deemed "vested", and, unless otherwise provided by the Committee and reflected in the Award agreement, the participant shall be entitled to shares of Stock equal to the number of vested Restricted Stock Units. Unless otherwise provided by the Committee and reflected in the Award agreement, the newly acquired shares of Stock shall be acquired by the participant free and clear of any restrictions except such imposed under applicable law, if any.

(f) Waiver, Deferral and Reinvestment of Dividends. The written instrument evidencing the Restricted Stock Award or the Restricted Stock Unit Award may require or permit the immediate payment, waiver, deferral or investment of dividends paid on the Restricted Stock or the Restricted Stock Units; provided, any such deferral may be permitted only to the extent that such deferral would satisfy the requirements of Section 409A of the Code and any guidance issued thereunder.

**Section 8 Performance Share Awards.**

(a) Nature of Performance Shares. A Performance Share Award is an award entitling the recipient to acquire shares of Stock upon the attainment of specified performance goals. The Committee may make Performance Share Awards independent of or in connection with the granting of any other Award under the Plan. Performance Share Awards may be granted under the Plan to Directors and employees of the Company, any Affiliate or Subsidiary, including those who qualify for awards under other performance plans of the Company. The Committee in its sole discretion shall determine whether and to whom Performance Share Awards shall be made, the performance goals applicable under each such Award, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded Performance Shares; provided, however, that the Committee may rely on the performance goals and other standards applicable to other performance based plans of the Company in setting the standards for Performance Share Awards under the Plan.

(b) Restrictions on Transfer. Performance Share Awards and all rights with respect to such Awards may not be sold, assigned, transferred, pledged or otherwise encumbered.

(c) Rights as a Shareholder. A participant receiving a Performance Share Award shall have the rights of a shareholder only as to shares actually received by the participant under the Plan and not with respect to shares subject to the Award but not actually received by the participant. A participant shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the written instrument evidencing the Performance Share Award (or in a performance plan adopted by the Committee).

(d) Termination. Except as may otherwise be provided by the Committee at any time prior to termination of service, a participant's rights in all Performance Share Awards shall automatically terminate upon the participant's termination of service with the Company and its Affiliates or Subsidiaries for any reason (including, without limitation, death, Disability and for Cause).

(e) Acceleration, Waiver, Etc. At any time prior to the participant's termination of service with the Company, its Affiliates or Subsidiaries, the Committee may in its sole discretion accelerate, waive or, subject to **Section 14**, amend any or all of the goals, restrictions or conditions imposed under any Performance Share Award; provided, however, that in no event shall any provision of the Plan be construed as granting to the Committee any discretion to increase the amount of compensation payable under any Performance Share Award intended to qualify as a Performance Award under **Section 11** below to the extent such an increase would cause the amounts payable pursuant to the Performance Share Award to be nondeductible in whole or in part pursuant to Section 162(m) of the Code and the regulations thereunder, and the Committee shall have no such discretion notwithstanding any provision of the Plan to the contrary.

## Section 9 Stock Appreciation Rights.

(a) Notice of Stock Appreciation Rights. A Stock Appreciation Right ("**SAR**") is a right entitling the participant to receive cash or Stock having a fair market value equal to the appreciation in the Fair Market Value of a stated number of shares from the date of grant, or in the case of rights granted in tandem with or by reference to an Option granted prior to the grant of such rights, from the date of grant of the related Option to the date of exercise. SARs may be granted to Directors and employees of the Company or any Affiliate or Subsidiary.

(b) Terms of Awards. SARs may be granted in tandem with or with reference to a related Option, in which event the participant may elect to exercise either the Option or the SAR, but not both, as to the same share subject to the Option and the SAR, or the SAR may be granted independently. In the event of an Award with a related Option, the SAR shall be subject to the terms and conditions of the related Option. In the event of an independent Award, the SAR shall be subject to the terms and conditions determined by the Committee.

(c) Restrictions on Transfer. SARs shall not be transferred, assigned or encumbered, except that SARs may be exercised by the executor, administrator or personal representative of the deceased participant within six months of the death of the participant (or such longer period as the Committee shall specify at any time) and transferred pursuant to a certified domestic relations order.

(d) Payment Upon Exercise. Upon exercise of an SAR, the participant shall be paid the excess of the then Fair Market Value of the number of shares to which the SAR relates over the Fair Market Value of such number of shares at the date of grant of the SAR, or of the related Option, as the case may be. Such excess shall be paid in cash or in Stock having a Fair Market Value equal to such excess or in such combination thereof as the Committee shall determine.

## Section 10 Dividend Equivalents.

The Committee is authorized to grant Dividend Equivalents to Directors and employees of the Company or any Affiliate or Subsidiary. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify, provided that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate unless otherwise provided by the Committee. Any grant of Dividend Equivalents made to a participant hereunder shall be permitted only to the extent that such grant would satisfy the requirements of Section 409A of the Code and any guidance issued thereunder. To the extent that a grant of Dividend Equivalents would be deemed, under Section 409A of the Code and any guidance issued thereunder, to reduce the exercise price of an Option or SAR below the Fair Market Value (determined as of the date of grant) of the share of Stock underlying such Award, no grant of Dividend Equivalents shall be allowed with respect to such Option or SAR.

## Section 11 Performance Awards.

If the Committee determines that a Performance Share Award, Restricted Stock Award or Restricted Stock Unit Award to be granted to a participant should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, vesting and/or settlement of such award shall be contingent upon achievement of preestablished performance goals and other terms set forth in this **Section 11**.

(a) Performance Goals Generally. The performance goals for such awards ("**Performance Awards**") shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 11**. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto). The Committee may determine that such Performance Awards shall be granted, vested and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, vesting and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one participant or to different participants. Any Performance Award granted under the Plan shall be settled as soon as administratively practicable following the date on which such Award vests, but in no event later than sixty (60) days after the date on which such Performance Award vests.

(b) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) earnings, including FFO; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on assets; (6) return on investment; (7) return on capital; (8) return on equity; (9) economic value added; (10) operating margin; (11) net income; (12) pretax earnings; (13) pretax earnings before interest, depreciation and amortization; (14) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (15) operating earnings; (16) total stockholder return; (17) market share; (18) debt load reduction; (19) expense management; (20) stock price; (21) book value; (22) overhead; (23) assets; (24) assessment of balance sheet or income statement objectives; and (25) strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Any of the above goals may be compared to the performance of a peer group, business plan or a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index.

(c) Performance Period; Timing for Established Performance Goals. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, as specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m) of the Code.

(d) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Stock or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a participant in respect of a Performance Award subject to this **Section 11**. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of a termination of employment of the participant prior to the end of a performance period or settlement of Performance Awards.

(e) Written Determination. All determinations by the Committee as to the establishment of performance goals or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under this **Section 11** shall be made in writing in the case of any Award intended to qualify under Section 162(m) of the Code.

(f) Partial Achievement. The terms of any award may provide that partial achievement of the business criteria may result in a payment or vesting based upon the degree of achievement. In addition, partial achievement of business criteria shall apply toward a participant's individual limitations as set forth in **Section 3(c)**.

(g) Extraordinary Items. In establishing any business criteria, the Committee may provide for the exclusion of the effects of the following items, to the extent identified in the audited financial statements of the Company, including footnotes, or in the Management's Discussion and Analysis section of the Company's annual report: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting principles, regulations or laws; or (iv) mergers or acquisitions. To the extent not specifically excluded, such effects shall be included in any applicable business criteria.

**Section 12 Tax Withholding.**

(a) Payment by Participant. Each participant shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includible in the gross income of the participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such income. The Company, its Affiliates and Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the participant.

(b) Payment in Shares. A participant may elect, subject to such rules and limitations as may be established by the Committee from time to time, to have such tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due (based on the minimum statutory rates), or (ii) transferring to the Company shares of Stock owned by the participant with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due (based on the minimum statutory rates).

**Section 13 Transfer, Leave of Absence, Etc.**

For purposes of the Plan, the following events shall not be deemed a Termination of Service:

(a) a transfer to the employment or service of the Company from an Affiliate or Subsidiary or from the Company to an Affiliate or Subsidiary, or from one Affiliate or Subsidiary to another; and

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing.

(c) Unless otherwise provided by the Committee, an employee who ceases to be an employee, but becomes or remains a director, or a director who ceases to be a director, but becomes or remains an employee, shall not be deemed to have incurred a termination of service.

(d) Notwithstanding the forgoing, in the event that any award under the Plan constitutes deferred compensation, as provided in Section 409A of the Code, the term termination of service shall be interpreted by the Committee in a manner not to be inconsistent with the definition of "Separation from Service" as defined under Section 409A of the Code.

**Section 14 Amendments and Termination.**

(a) General. The Board may, as permitted by law, at any time amend or discontinue the Plan and the Committee may at any time amend or cancel any outstanding Award, but no such action shall adversely affect rights under any outstanding Award without the holder's consent and, except as set forth in **Section 3(d)** above, no amendment shall (a) materially increase the benefits accruing to participants under the Plan; (b) materially increase the aggregate number of securities which may be issued under the Plan, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders. It is the intention of the Company that this Plan and any Awards made hereunder comply with or are exempt from the requirements of Section 409A of the Code and any guidance issued thereunder.

(b) Deferred Compensation. If any award would be considered "deferred compensation" as defined under Section 409A of the Code ("**Deferred Compensation**"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award agreement, without the consent of the participant, to avoid the application of, or to maintain compliance with, Section 409A of the Code. Any amendment by the Committee to the Plan or an Award agreement pursuant to this section shall maintain, to the extent practicable and permissible, the original intent of the applicable provision without violating Section 409A of the Code. A participant's acceptance of any award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award agreement shall not be applicable to an Award which is determined to constitute Deferred Compensation, if such discretionary authority would contravene Section 409A of the Code.

(c) Amendment to Conform to Law. Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A). By accepting an award under this Plan, each participant agrees and consents to any amendment made pursuant to this **Section 13(c)** or **Section 13(b)** to any award granted under this Plan without further consideration or action.

**Section 15 Status of Plan.**

With respect to the portion of any Award which has not been exercised and any payments in cash, Stock or other consideration not received by a participant, a participant shall have no rights greater than those of a general unsecured creditor of the Company unless the Committee shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the provision of the foregoing sentence.

**Section 16 Change of Control Provisions.**

Upon the occurrence of a Change of Control as defined in this **Section 16**:

(a) Each Stock Option and each Stock Appreciation Right shall automatically become fully exercisable unless the Committee shall otherwise expressly provide at the time of grant.

(b) Restrictions and conditions on Awards of Restricted Stock, Restricted Stock Units, Performance Shares and Dividend Equivalents shall automatically be deemed waived, and the recipients of such Awards shall become entitled to receipt of the maximum amount of Stock subject to such Awards unless the Committee shall otherwise expressly provide at the time of grant.

(c) "**Change of Control**" shall mean the occurrence of any one of the following events:

(i) any "person", as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its Subsidiaries, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan of the Company or any of its Subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 40% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("**Voting Securities**") or (B) the then outstanding shares of Common Stock of the Company (in either such case other than as result of acquisition of securities directly from the Company); or

(ii) persons who, as of the effective date of this Plan, constitute the Company's Board of Directors (the "**Incumbent Directors**") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to the effective date of this Plan whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors shall, for purposes of this Plan, be considered an Incumbent Director; or

(iii) the consummation of: (A) any consolidation or merger of the Company or any Subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate 50% or more of the voting stock of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) any plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Common Stock or other Voting Securities outstanding, increases (x) the proportionate number of shares of Common Stock beneficially owned by any person to 40% or more of the shares of Common Stock then outstanding or (y) the proportionate voting power represented by the Voting Securities beneficially owned by any person to 40% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any person referred to in clause (x) or (y) of this sentence shall thereafter become the beneficial owner of any additional shares of Common Stock or other Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction), then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing clause (i). In the event that any award under the Plan constitutes Deferred Compensation, and the settlement of, or distribution of benefits under such award is to be triggered by a Change of Control, then such settlement or distribution shall be subject to the event constituting the Change of Control also constituting a change in the ownership or effective control or change in ownership of a substantial portion of assets of a corporation as permitted under Section 409A of the Code and any guidance issued thereunder.

**Section 17 General Provisions.**

(a) No Distribution; Compliance with Legal Requirements. The Committee may require each person acquiring shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof. No shares of Stock shall be issued pursuant to an Award until all applicable securities laws and other legal and stock exchange requirements have been satisfied. The Company may, as it deems appropriate: (i) require the placing of such stop-orders and restrictive legends on certificates, if any, for Stock and Awards, (ii) make a notation within any electronic recordation system for ownership of shares, or (iii) utilize other reasonable means to evidence such shares have not been registered under the Securities Act of 1933.

(b) Certificates. To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, in accordance with applicable law and the applicable rules of any stock exchange. If stock certificates are issued to evidence shares awarded under this Plan, delivery of stock certificates to participants under this Plan shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have delivered such certificates in the United States mail, addressed to the participant, at the participant's last known address on file with the Company.

(c) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

**Section 18 Effective Date of Plan.**

The Plan shall become effective upon approval by the stockholders of the Company.

**Section 19 Governing Law.**

THIS PLAN SHALL BE GOVERNED BY THE STATE OF ILLINOIS WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF, EXCEPT TO THE EXTENT SUCH LAW IS PREEMPTED BY FEDERAL LAW.

## APPENDIX B

## 2008 ANNUAL REPORT

*Table of Contents*

## SELECTED FINANCIAL DATA

The following sets forth selected financial and operating data for the Company on a historical consolidated basis. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The historical statements of operations for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 include the results of operations of the Company as derived from our audited financial statements, adjusted for discontinued operations. The results of operations of properties sold are presented in discontinued operations if they met both of the following criteria: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposition and (b) we will not have any significant involvement in the operations of the property after the disposal transaction. The historical balance sheet data and other data as of December 31, 2008, 2007, 2006, 2005 and 2004 include the balances of the Company as derived from our audited financial statements.

| | Year Ended 12/31/08 | Year Ended 12/31/07 | Year Ended 12/31/06 | Year Ended 12/31/05 | Year Ended 12/31/04 |
|---|---|---|---|---|---|
| | (In thousands, except per share and property data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Total Revenues | $ 526,294 | $ 380,262 | $ 300,183 | $ 241,573 | $ 192,742 |
| Interest Income | 3,690 | 1,926 | 1,614 | 1,486 | 3,632 |
| Mark-to-Market (Loss) Gain on Settlement of Interest Rate Protection Agreements | (3,073) | — | (3,112) | 811 | 1,583 |
| Property Expenses | (124,963) | (110,438) | (97,989) | (78,377) | (64,443) |
| General and Administrative Expense | (84,627) | (92,101) | (77,497) | (55,812) | (39,569) |
| Restructuring Costs | (27,349) | — | — | — | — |
| Interest Expense | (111,559) | (119,314) | (121,141) | (108,339) | (98,636) |
| Amortization of Deferred Financing Costs | (2,879) | (3,210) | (2,666) | (2,125) | (1,931) |
| Depreciation and Other Amortization | (161,027) | (137,429) | (115,009) | (80,580) | (58,052) |
| Construction Expenses | (139,539) | (34,553) | (10,263) | (15,574) | — |
| Gain (Loss) from Early Retirement from Debt | 2,749 | (393) | — | 82 | (515) |
| Equity in (Loss) Income of Joint Ventures | (33,178) | 30,045 | 30,673 | 3,699 | 37,301 |
| Income Tax Benefit | 12,259 | 10,653 | 9,935 | 14,343 | 8,195 |
| Minority Interest Allocable to Continuing Operations | 20,048 | 12,392 | 13,919 | 11,719 | 5,774 |
| Loss from Continuing Operations | (123,154) | (62,160) | (71,353) | (67,094) | (13,919) |
| Income from Discontinued Operations (Including Gain on Sale of Real Estate of $172,167, $244,962, $213,442, $132,139 and $88,245 for the Years Ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively) | 183,561 | 280,422 | 258,072 | 182,791 | 144,206 |
| Provision for Income Taxes Allocable to Discontinued Operations (Including $3,732, $36,032, $47,511, $20,529 and $8,659 allocable to Gain on Sale of Real Estate for the Years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively) | (4,188) | (38,126) | (51,155) | (23,904) | (11,275) |

| | Year Ended 12/31/08 | Year Ended 12/31/07 | Year Ended 12/31/06 | Year Ended 12/31/05 | Year Ended 12/31/04 |
|---|---|---|---|---|---|
| | (In thousands, except per share and property data) | | | | |
| Minority Interest Allocable to Discontinued Operations | (22,242) | (30,626) | (26,920) | (20,910) | (18,238) |
| Gain on Sale of Real Estate | 12,008 | 9,425 | 6,071 | 29,550 | 16,755 |
| Provision for Income Taxes Allocable to Gain on Sale of Real Estate | (3,782) | (3,082) | (2,119) | (10,871) | (5,359) |
| Minority Interest Allocable to Gain on Sale of Real Estate | (1,020) | (802) | (514) | (2,458) | (1,564) |
| Net Income | 41,183 | 155,051 | 112,082 | 87,104 | 110,606 |
| Preferred Dividends | (19,428) | (21,320) | (21,424) | (10,688) | (14,488) |
| Redemption of Preferred Stock | — | (2,017) | (672) | — | (7,959) |
| Net Income Available to Common Stockholders | $ 21,755 | $ 131,714 | $ 89,986 | $ 76,416 | $ 88,159 |
| Basic and Diluted Earnings Per Weighted Average Common Share Outstanding: | | | | | |
| Loss from Continuing Operations Available to Common Stockholders | $ (3.13) | $ (1.81) | $ (2.05) | $ (1.45) | $ (0.65) |
| Net Income Available to Common Stockholders | $ 0.50 | $ 2.99 | $ 2.04 | $ 1.80 | $ 2.17 |
| Distributions Per Share | $ 2.410 | $ 2.850 | $ 2.810 | $ 2.785 | $ 2.750 |
| Basic and Diluted Weighted Average Number of Common Shares Outstanding | 43,193 | 44,086 | 44,012 | 42,431 | 40,557 |
| Net Income | $ 41,183 | $ 155,051 | $ 112,082 | $ 87,104 | $ 110,606 |
| Other Comprehensive (Loss) Income: | | | | | |
| Reclassification of Settlement of Interest Rate Protection Agreements to Net Income | — | — | — | (159) | — |
| Mark-to-Market of Interest Rate Protection Agreements, Net of Tax | (8,676) | 3,819 | (2,800) | (1,414) | 106 |
| Amortization of Interest Rate Protection Agreements | (792) | (916) | (912) | (1,085) | (512) |
| Write-off of Unamortized Settlement Amounts of Interest Rate Protection Agreements | 831 | — | — | — | — |
| Settlement of Interest Rate Protection Agreements | — | (4,261) | (1,729) | — | 6,816 |
| Foreign Currency Translation Adjustment, Net of Tax | (2,792) | 2,134 | — | — | — |
| Other Comprehensive Loss (Income) Allocable to Minority Interest | 1,391 | (142) | 698 | 837 | — |
| Other Comprehensive Income | $ 31,145 | $ 155,685 | $ 107,339 | $ 85,283 | $ 117,016 |

| | Year Ended 12/31/08 | Year Ended 12/31/07 | Year Ended 12/31/06 | Year Ended 12/31/05 | Year Ended 12/31/04 |
|---|---|---|---|---|---|
| | (In thousands, except per share and property data) | | | | |
| **Balance Sheet Data (End of Period):** | | | | | |
| Real Estate, Before Accumulated Depreciation | $ 3,385,597 | $ 3,326,268 | $ 3,219,728 | $ 3,260,761 | $ 2,856,474 |
| Real Estate, After Accumulated Depreciation | 2,862,489 | 2,816,287 | 2,754,310 | 2,850,195 | 2,478,091 |
| Real Estate Held for Sale, Net | 21,117 | 37,875 | 115,961 | 16,840 | 52,790 |
| Total Assets | 3,223,876 | 3,258,033 | 3,224,399 | 3,226,243 | 2,721,890 |
| Mortgage Loans Payable, Net, Unsecured Lines of Credit and Senior Unsecured Debt, Net | 2,036,978 | 1,946,670 | 1,834,658 | 1,813,702 | 1,574,929 |
| Total Liabilities | 2,237,128 | 2,183,755 | 2,048,873 | 2,020,361 | 1,719,463 |
| Stockholders' Equity | 864,200 | 923,919 | 1,022,979 | 1,043,562 | 845,494 |
| **Other Data:** | | | | | |
| Cash Flow From Operating Activities | $ 71,185 | $ 92,989 | $ 59,551 | $ 49,350 | $ 77,657 |
| Cash Flow From Investing Activities | 6,274 | 126,909 | 129,147 | (371,654) | 9,992 |
| Cash Flow From Financing Activities | (79,754) | (230,276) | (180,800) | 325,617 | (83,546) |
| Total In-Service Properties | 728 | 804 | 858 | 884 | 827 |
| Total In-Service GLA, in Square Feet | 60,580,250 | 64,028,533 | 68,610,505 | 70,193,161 | 61,670,735 |
| In-Service Occupancy Percentage | 92% | 95% | 94% | 92% | 90% |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this annual report.

In addition, the following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to, changes in: international, national, regional and local economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of financing, interest rate, competition, supply and demand for industrial properties in our current and proposed market areas, potential environmental liabilities, slippage in development or lease-up schedules, tenant credit risks, higher-than-expected costs and changes in general accounting principles, policies and guidelines applicable to real estate investment trusts and risks related to doing business internationally (including foreign currency exchange risks). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect our financial results, is included in Item 1A. "Risk Factors," and in our other filings with the Securities and Exchange Commission (the "SEC").

The Company was organized in the state of Maryland on August 10, 1993. We are a REIT, as defined in the Code. We began operations on July 1, 1994. Our interests in our properties and land parcels are held through partnerships, corporations, and limited liability companies controlled, directly or indirectly, by us, including First Industrial, L.P. (the "Operating Partnership"), of which we are the sole general partner, as well as, among others, our taxable REIT subsidiary, First Industrial Investment, Inc. (the "TRS"), of which the Operating Partnership is the sole stockholder, all of whose operating data is consolidated with that of the Company as presented herein.

We also own minority equity interests in, and provide services to, seven joint ventures whose purpose is to invest in industrial properties (the "2003 Net Lease Joint Venture," the "2005 Development/Repositioning Joint Venture," the "2005 Core Joint Venture," the "2006 Net Lease Co-Investment Program," the "2006 Land/Development Joint Venture," the "2007 Canada Joint Venture," and the "2007 Europe Joint Venture"; together the "Joint Ventures"). The Joint Ventures are accounted for under the equity method of accounting. One of the Joint Ventures, the 2007 Europe Joint Venture, does not own any properties and is inactive.

The operating data of our Joint Ventures is not consolidated with that of the Company as presented herein.

We believe our financial condition and results of operations are, primarily, a function of our performance and our Joint Ventures' performance in four key areas: leasing of industrial properties, acquisition and development of additional industrial properties, redeployment of internal capital and access to external capital.

We generate revenue primarily from rental income and tenant recoveries from long-term (generally three to six years) operating leases of our industrial properties and our Joint Ventures' industrial properties. Such revenue is offset by certain property specific operating expenses, such as real estate taxes, repairs and maintenance, property management, utilities and insurance expenses, along with certain other costs and expenses, such as depreciation and amortization costs and general and administrative and interest expenses. Our revenue growth is dependent, in part, on our ability to (i) increase rental income, through increasing either or both occupancy rates and rental rates at our properties and our Joint Ventures' properties, (ii) maximize tenant recoveries and (iii) minimize operating and certain other expenses. Revenues generated from rental income and tenant recoveries are a significant source of funds, in addition to income generated from gains/losses on the sale of our properties and our Joint Ventures' properties (as discussed below), for our distributions. The leasing of property, in general, and occupancy rates, rental rates, operating expenses and certain non-operating expenses, in particular, are impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The leasing of property also entails various risks, including the risk of tenant default. If we were unable to maintain or increase occupancy rates and rental rates at our properties and our Joint Ventures' properties or to maintain tenant recoveries and operating and certain other expenses consistent with historical levels and proportions, our revenue growth would be limited. Further, if a significant number of our tenants and our Joint Ventures' tenants were unable to pay rent (including tenant recoveries) or if we or our Joint Ventures were unable to rent our properties on favorable terms, our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

Our revenue growth is also dependent, in part, on our ability and our Joint Ventures' ability to acquire existing, and acquire and develop new, additional industrial properties on favorable terms. The Company itself, and through our various Joint Ventures, continually seeks to acquire existing industrial properties on favorable terms, and, when conditions permit, also seeks to acquire and develop new industrial properties on favorable terms. Existing properties, as they are acquired, and acquired and developed properties, as they are leased, generate revenue from rental income, tenant recoveries and fees, income from which, as discussed above, is a source of funds for our distributions. The acquisition and development of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The acquisition and development of properties also entails various risks, including the risk that our investments and our Joint Ventures' investments may not perform as expected. For example, acquired existing and acquired and developed new properties may not sustain and/or achieve anticipated occupancy and rental rate levels. With respect to acquired and developed new properties, we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties. Also, we, as well as our Joint Ventures, face significant competition for attractive acquisition and development opportunities from other well-capitalized real estate investors, including both publicly-traded REITs and private investors. Further, as discussed below, we and our Joint Ventures may not be able to finance the acquisition and development opportunities we identify. If we and our Joint Ventures were unable to acquire and develop sufficient additional properties on favorable terms, or if such investments did not perform as expected, our revenue growth would be limited and our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

We also generate income from the sale of our properties and our Joint Ventures' properties (including existing buildings, buildings which we or our Joint Ventures have developed or re-developed on a merchant basis, and land). The Company itself and through our various Joint Ventures is continually engaged in, and our income growth is dependent in part on, systematically redeploying capital from properties and other assets with lower yield potential into properties and other assets with higher yield potential. As part of that process, we and our Joint Ventures sell, on an ongoing basis, select properties or land. The gain/loss on, and fees from, the sale of such properties are included in our income and are a significant source of funds, in addition to revenues generated from rental income and tenant recoveries, for our distributions. Also, a significant portion of our proceeds from such sales is used to fund the acquisition of existing, and the acquisition and development of new, industrial properties. The sale of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The sale of properties also entails various risks, including competition from other sellers and the availability of attractive financing for potential buyers of our properties and our Joint Ventures' properties. Further, our ability to sell properties is limited by safe harbor rules applying to REITs under the Code which relate to the number of properties that may be disposed of in a year, their tax bases and the cost of improvements made to the properties, along with other tests which enable a REIT to avoid punitive taxation on the sale of assets. If we and our Joint Ventures were unable to sell properties on favorable terms, our income growth would be limited and our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

We utilize a portion of the net sales proceeds from property sales, borrowings under our unsecured line of credit (the "Unsecured Line of Credit") and proceeds from the issuance when and as warranted, of additional debt and equity securities to finance future acquisitions and developments and to fund our equity commitments to our Joint Ventures. Access to external capital on favorable terms plays a key role in our financial condition and results of operations, as it impacts our cost of capital and our ability and cost to refinance existing indebtedness as it matures and to fund acquisitions, developments and contributions to our Joint Ventures or through the issuance, when and as warranted, of additional equity securities. Our ability to access external capital on favorable terms is dependent on various factors, including general market conditions, interest rates, credit ratings on our capital stock and debt, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our capital stock. If we were unable to access external capital on favorable terms, our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

### Current Business Risks and Uncertainties

The real estate markets have been significantly impacted by the continued deterioration of the global credit markets. The current recession has resulted in downward pressure on our net operating income and has impaired our ability to sell properties.

Our Unsecured Line of Credit and the indentures under which our senior unsecured indebtedness is, or may be, issued contain certain financial covenants, including, among other things, debt service coverage and fixed charge coverage ratios, as well as limitations on our ability to incur secured and unsecured indebtedness. Consistent with our prior practice, we will, in the future, continue to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders in a manner that could impose and cause us to incur material costs. Any violation of these covenants would subject us to higher finance costs and fees, or accelerated maturities. In addition, our credit facilities and senior debt securities contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. Under the Unsecured Line of Credit, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

We believe that we were in compliance with our financial covenants as of December 31, 2008, and we anticipate that we will be able to operate in compliance with our financial covenants in 2009. However, our ability to meet our financial covenants may be reduced if 2009 economic and credit market conditions limit our property sales and reduce our net operating income below our projections. We expect to refinance indebtedness maturing in 2009 and to comply with our financial covenants in 2009 and beyond. We plan to enhance our liquidity through a combination of capital retention, mortgage financing and asset sales.

- *Retained Capital* — We plan to retain capital by adjusting our dividend policy to distribute the minimum amount required to maintain our REIT status. We will not pay a dividend in April 2009 and may not pay common dividends in future quarters in 2009 depending on our taxable income. If we are required to pay common stock dividends in 2009, we may elect to satisfy this obligation by distributing a combination of cash and common shares.

- *Mortgage Financing* — In June 2009, we have $125.0 million of unsecured debt maturing, and in July 2009 we have $5.0 million of secured mortgage debt maturing. We are in active discussions with various lenders regarding the origination of mortgage financing. The total loan proceeds are expected to be sufficient to meet these maturities. No assurances can be made that new secured financing will be obtained. If we fail to timely retire our maturing debt, we will be in default under our Unsecured Line of Credit and our senior unsecured debt securities.

- *Asset Sales* — We are in various stages of discussions with third parties for the sale of properties during the three months ended March 31, 2009, and plan to continue to market other properties for sale throughout 2009. If we are unable to sell properties on an advantageous basis, this may impair our liquidity and our ability to meet our financial covenants.

In addition, we may from time to time repurchase or redeem our outstanding securities. Any repurchases or redemptions would depend upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors we consider important. Future repurchases or redemptions may materially impact our liquidity, future tax liability and results of operations.

Although we believe we will be successful in meeting our liquidity needs through a combination of capital retention, mortgage financing and asset sales, if we were to be unsuccessful in executing one or more of the strategies outlined above, we would be materially adversely effected.

## CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in more detail in Note 4 to the consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

- We maintain an allowance for doubtful accounts which is based on estimates of potential losses which could result from the inability of our tenants to satisfy outstanding billings with us. The allowance for doubtful accounts is an estimate based on our assessment of the creditworthiness of our tenants.

- Properties are classified as held for sale when all criteria within Financial Accounting Standards Board's (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long Lived Assets"* ("SFAS 144") are met for such properties. When properties are classified as held for sale, we cease depreciating the properties and estimate the values of such properties and measure them at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, we decide not to sell a property previously classified as held for sale, we will reclassify such property as held and used. We estimate the value of such property and measure it at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. Fair value is determined by deducting from the estimated sales price of the property the estimated costs to close the sale.

- We review our properties on a periodic basis for possible impairment and provide a provision if impairments are determined. We utilize the guidelines established under SFAS 144 to determine if impairment conditions exist. We review the expected undiscounted cash flows of each property to determine if there are any indications of impairment. If the expected undiscounted cash flows of a particular property are less than the net book basis of the property, we will recognize an impairment charge equal to the amount of carrying value of the property that exceeds the fair value of the property. Fair value is determined by discounting the future expected cash flows of the property. The calculation of the fair value involves subjective assumptions such as estimated occupancy, rental rates, ultimate residual value and the discount rate used to present value the cash flows.

- We analyze our investments in Joint Ventures to determine whether the joint venture should be accounted for under the equity method of accounting or consolidated into our financial statements based on standards set forth under SFAS Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, EITF 96-16, *Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights* and Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures*. Based on the guidance set forth in these pronouncements, we do not consolidate any of our joint venture investments because either the joint venture has been determined to be a variable interest entity but we are not the primary beneficiary or the joint venture has been determined not to be a variable interest entity and we lack control of the joint venture. Our assessment of whether we are the primary beneficiary of a variable interest involves the consideration of various factors including the form of our ownership interest, our representation on the entity's governing body, the size of our investment and future cash flows of the entity.

- On a periodic basis, we assess whether there are any indicators that the value of our investments in Joint Ventures may be impaired in accordance with APB Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* ("APB 18"). An investment is impaired only if our estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment. Our estimates of fair value for each investment are based on a number of subjective assumptions that are subject to economic and market uncertainties including, among others, demand for space, market rental rates and operating costs, the discount rate used to value the cash flows of the properties and the discount rate used to value the Joint Ventures' debt.

- We capitalize (direct and certain indirect) costs incurred in developing, renovating, acquiring and rehabilitating real estate assets as part of the investment basis. Costs incurred in making certain other improvements are also capitalized. During the land development and construction periods, we capitalize interest costs, real estate taxes and certain general and administrative costs of the personnel performing development, renovations or rehabilitation up to the time the property is substantially complete. The determination and calculation of certain costs requires estimates by us. Amounts included in capitalized costs are included in the investment basis of real estate assets.

- We are engaged in the acquisition of individual properties as well as multi-property portfolios. In accordance with SFAS No. 141, *"Business Combinations"*, we are required to allocate purchase price between land, building, tenant improvements, leasing commissions, in-place leases, tenant relationship and above and below market leases. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) our estimate of fair market lease rents for each corresponding in-place lease. Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental income. In-place lease and tenant relationship values for acquired properties are recorded based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. The value allocated to in-place lease intangible assets is amortized to depreciation and amortization expense over the remaining lease term of the respective lease. The value allocated to tenant relationship is amortized to depreciation and amortization expense over the expected term of the relationship, which includes an estimate of the probability of lease renewal and its estimated term. We also must allocate purchase price on multi-property portfolios to individual properties. The allocation of purchase price is based on our assessment of various characteristics of the markets where the property is located and the expected cash flows of the property.

- In the preparation of our consolidated financial statements, significant management judgment is required to estimate our current and deferred income tax liabilities, and our compliance with REIT qualification requirements. Our estimates are based on our interpretation of tax laws. These estimates may have an impact on the income tax expense recognized. Adjustments may be required by a change in assessment of our deferred income tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, our inability to qualify as a REIT, and changes in tax laws. Adjustments required in any given period are included within the income tax provision.

In assessing the need for a valuation allowance against our deferred tax assets, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

## RESULTS OF OPERATIONS

### Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Our net income available to common stockholders was $21.8 million and $131.7 million for the years ended December 31, 2008 and 2007, respectively. Basic and diluted net income available to common stockholders were $0.50 per share for the year ended December 31, 2008 and $2.99 per share for the year ended December 31, 2007.

The tables below summarize our revenues, property expenses and depreciation and other amortization by various categories for the year ended December 31, 2008 and December 31, 2007. Same store properties are properties owned prior to January 1, 2007 and held as an operating property through December 31, 2008 and developments and redevelopments that were placed in service prior to January 1, 2007 or were substantially completed for the 12 months prior to January 1, 2007. Properties are placed in service as they reach stabilized occupancy (generally defined as 90% occupied). Acquired properties are properties that were acquired subsequent to December 31, 2006 and held as an operating property through December 31, 2008. Sold properties are properties that were sold subsequent to December 31, 2006. (Re)Developments and land are land parcels and developments and redevelopments that were not: a) substantially complete 12 months prior to January 1, 2007 or b) stabilized prior to January 1, 2007. Other revenues are derived from the operations of our maintenance company, fees earned from our Joint Ventures and other miscellaneous revenues. Construction revenues and expenses represent revenues earned and expenses incurred in connection with the TRS acting as general contractor or development manager to construct industrial properties, including industrial properties for the 2005 Development/Repositioning Joint Venture, and also include revenues and expenses related to the development of properties for third parties. Other expenses are derived from the operations of our maintenance company and other miscellaneous regional expenses.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. Our future revenues and expenses may vary materially from historical rates.

For the years ended December 31, 2008 and December 31, 2007, the occupancy rates of our same store properties were 91.1% and 91.7%, respectively.

| | 2008 | 2007 | $ Change | % Change |
|---|---|---|---|---|
| | | ($ in 000's) | | |
| **REVENUES** | | | | |
| Same Store Properties | $288,329 | $281,350 | $ 6,979 | 2.5% |
| Acquired Properties | 47,138 | 19,408 | 27,730 | 142.9% |
| Sold Properties | 27,150 | 96,536 | (69,386) | (71.9)% |
| (Re) Developments and Land, Not Included Above | 16,475 | 9,086 | 7,389 | 81.3% |
| Other | 28,896 | 36,888 | (7,992) | (21.7)% |
| | $407,988 | $443,268 | $(35,280) | (8.0)% |
| Discontinued Operations | (28,993) | (98,634) | 69,641 | (70.6)% |
| Subtotal Revenues | $378,995 | $344,634 | $ 34,361 | 10.0% |
| Construction Revenues | 147,299 | 35,628 | 111,671 | 313.4% |
| Total Revenues | $526,294 | $380,262 | $146,032 | 38.4% |

Revenues from same store properties increased $7.0 million due primarily to an increase in rental rates and an increase in tenant recoveries, partially offset by a decrease in occupancy. Revenues from acquired properties increased $27.7 million due to the 131 industrial properties acquired subsequent to December 31, 2006 totaling approximately 11.7 million square feet of GLA, as well as an acquisition of land parcels in September and October 2008 for which we receive ground rents. Revenues from sold properties decreased $69.4 million due to the 278 industrial properties sold subsequent to December 31, 2006 totaling approximately 22.8 million square feet of GLA. Revenues from (re)developments and land increased $7.4 million due to an increase in occupancy. Other revenues decreased by approximately $8.0 million due primarily to a decrease in fees earned from our Joint Ventures and a decrease in fees earned related to us assigning our interest in certain purchase contracts to third parties for consideration. Construction revenues increased $111.7 million for the year ended December 31, 2008 due primarily to three development projects that commenced in September 2007, April 2008 and August 2008 for which we are acting in the capacity of development manager.

| | 2008 | 2007 | $ Change | % Change |
|---|---|---|---|---|
| | | ($ in 000's) | | |
| **PROPERTY AND CONSTRUCTION EXPENSES** | | | | |
| Same Store Properties | $ 92,937 | $ 87,065 | $ 5,872 | 6.7% |
| Acquired Properties | 15,367 | 4,952 | 10,415 | 210.3% |
| Sold Properties | 9,531 | 29,975 | (20,444) | (68.2)% |
| (Re) Developments and Land, Not Included Above | 7,360 | 4,914 | 2,446 | 49.8% |
| Other | 10,422 | 16,603 | (6,181) | (37.2)% |
| | $135,617 | $143,509 | $ (7,892) | (5.5)% |
| Discontinued Operations | (10,654) | (33,071) | 22,417 | (67.8)% |
| Property Expenses | $124,963 | $110,438 | $ 14,525 | 13.2% |
| Construction Expenses | 139,539 | 34,553 | 104,986 | 303.8% |
| Total Property and Construction Expenses | $264,502 | $144,991 | $119,511 | 82.4% |

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance, other property related expenses and construction expenses. Property expenses from same store properties increased $5.9 million due primarily to an increase in real estate tax expense, bad debt expense and repairs and maintenance expense. Property expenses from acquired properties increased by $10.4 million due to properties acquired subsequent to December 31, 2006. Property expenses from sold properties decreased by $20.4 million due to properties sold subsequent to December 31, 2006. Property expenses from (re)developments and land increased $2.4 million due to an increase in the substantial completion of developments. Expenses are no longer capitalized to the basis of a property once the development is substantially complete. The $6.2 million decrease in other expense is primarily attributable to a decrease in incentive compensation expense. Construction expenses increased $105.0 million for the year ended December 31, 2008 due primarily to three development projects that commenced in September 2007, April 2008 and August 2008 for which we are acting in the capacity of development manager.

General and administrative expense decreased $7.5 million, or 8.1%, due to a decrease in incentive compensation.

For the year ended December 31, 2008, we incurred $27.3 million in restructuring charges related to employee severance and benefits ($24.8 million), costs associated with the termination of certain office leases ($1.2 million) and contract cancellation and other costs ($1.3 million) related to our restructuring plan to reduce overhead costs. We anticipate a reduction of general and administrative expense in 2009 as a result of the employee terminations and office closings.

| | 2008 | 2007 | $ Change | % Change |
|---|---|---|---|---|
| | ($ in 000's) | | | |
| **DEPRECIATION AND OTHER AMORTIZATION** | | | | |
| Same Store Properties | $111,671 | $117,781 | $ (6,110) | (5.2)% |
| Acquired Properties | 39,839 | 14,095 | 25,744 | 182.6% |
| Sold Properties | 6,136 | 29,401 | (23,265) | (79.1)% |
| (Re) Developments and Land, Not Included Above | 8,069 | 4,418 | 3,651 | 82.6% |
| Corporate Furniture, Fixtures and Equipment | 2,257 | 1,837 | 420 | 22.9% |
| | $167,972 | $167,532 | $ 440 | 0.3% |
| Discontinued Operations | (6,945) | (30,103) | 23,158 | (76.9)% |
| Total Depreciation and Other Amortization | $161,027 | $137,429 | $ 23,598 | 17.2% |

Depreciation and other amortization for same store properties decreased $6.1 million primarily due to accelerated depreciation and amortization taken during the twelve months ended December 31, 2007 attributable to certain tenants who terminated their lease early or did not renew their lease. Depreciation and other amortization from acquired properties increased by $25.7 million due to properties acquired subsequent to December 31, 2006. Depreciation and other amortization from sold properties decreased by $23.3 million due to properties sold subsequent to December 31, 2006. Depreciation and other amortization for (re)developments and land increased by $3.7 million due primarily to an increase in the substantial completion of developments.

Interest income increased $1.8 million, or 91.6%, due primarily to an increase in the average mortgage loans receivable outstanding during the year ended December 31, 2008, as compared to the year ended December 31, 2007.

Interest expense decreased by approximately $7.8 million, or 6.5%, primarily due to a decrease in the weighted average interest rate for the year ended December 31, 2008 (5.86%), as compared to the year ended December 31, 2007 (6.45%), partially offset by an increase in the weighted average debt balance outstanding for the year ended December 31, 2008 ($2,037.4 million), as compared to the year ended December 31, 2007 ($1,981.4 million) and a decrease in capitalized interest for the year ended December 31, 2008 due to a decrease in development activities.

Amortization of deferred financing costs decreased by $0.3 million, or 10.3%, due primarily to the amendment of our Unsecured Line of Credit in September 2007 which extended the maturity from September 2008 to September 2012. The net unamortized deferred financing fees related to the prior line of credit are amortized over the extended amortization period, except for $0.1 million, which represents the write off of unamortized deferred financing costs associated with certain lenders who did not renew the line of credit and is included in loss from early retirement of debt for the twelve months ended December 31, 2007.

In October 2008, we entered into an interest rate swap agreement (the Series F Agreement) to mitigate our exposure to floating interest rates related to the forecasted reset rate of our Series F Preferred Stock. The Series F Agreement has a notional value of $50.0 million and is effective from April 1, 2009 through October 1, 2013. The Series F Agreement fixes the 30-year U.S. Treasury rate at 5.2175%. We recorded $3.1 million in mark to market loss which is included in mark to market loss on settlement of interest rate protection agreements in earnings for the twelve months ended December 31, 2008.

For the year ended December 31, 2008, we recognized a $2.7 million gain from early retirement of debt due to the partial repurchases of our senior unsecured notes at a discount to carrying value. For the year ended December 31, 2007, we incurred a $0.4 million loss from early retirement of debt. This includes a $0.1 million write-off of financing fees associated with our previous line of credit agreement which was amended and restated on September 28, 2007. The loss from early retirement of debt also includes $0.3 million due to early payoffs on mortgage loans.

Equity in income of Joint Ventures decreased $63.2 million, or 210.4%, primarily due to impairment losses of $25.3 million, $10.1 million, $3.2 million and $1.2 million we recorded to the 2005 Development/Repositioning Joint Venture, 2006 Land/Development Joint Venture, the 2005 Core Joint Venture and the 2003 Net Lease Joint Venture, respectively, as a result of adverse conditions in the credit and real estate markets in accordance with APB 18 as well as a decrease in our pro rata share of gain on sale of real estate and earn outs on property sales from the 2005 Core Joint Venture and from the 2005 Development/Repositioning Joint Venture during the twelve months ended December 31, 2008 as compared to the twelve months ended December 31, 2007. Additionally, we recognized our pro rata share ($2.7 million) of impairment losses recorded in accordance with SFAS 144 for the 2006 Net Lease to Investment Program and the 2005 Development/Repositioning Joint Venture during the year ended December 31, 2008.

The year to date income tax provision (included in continuing operations, discontinued operations and gain on sale) decreased $34.8 million in the aggregate, or 114.0%, due primarily to a decrease in gains on the sale of real estate within the TRS, a decrease in equity in income of Joint Ventures and costs incurred related to the restructuring. Net income of the TRS decreased $111.6 million, or 229.0%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. Included in net income for the TRS for the year ended December 31, 2008 is $39.1 million of impairment loss in Equity in Income of Joint Ventures recorded in accordance with APB 18 and SFAS 144. We recorded a valuation allowance to offset the deferred tax asset that was created by these impairments during the year ended December 31, 2008.

The following table summarizes certain information regarding the industrial properties included in our discontinued operations for the year ended December 31, 2008 and December 31, 2007.

| | 2008 | 2007 |
|---|---|---|
| | ($ in 000's) | |
| Total Revenues | $ 28,993 | $ 98,634 |
| Property Expenses | (10,654) | (33,071) |
| Depreciation and Amortization | (6,945) | (30,103) |
| Gain on Sale of Real Estate | 172,167 | 244,962 |
| Provision for Income Taxes | (4,188) | (38,126) |
| Minority Interest | (22,242) | (30,626) |
| Income from Discontinued Operations | $157,131 | $211,670 |

Income from discontinued operations, net of income taxes and minority interest, for the year ended December 31, 2008 reflects the results of operations and gain on sale of real estate relating to 113 industrial properties that were sold during the year ended December 31, 2008 and the results of operations of the six industrial properties identified as held for sale at December 31, 2008.

Income from discontinued operations, net of income taxes and minority interest, for the year ended December 31, 2007 reflects the results of operations and gain on sale of real estate relating to 161 industrial properties that were sold during the year ended December 31, 2007, the results of operations of 113 industrial properties that were sold during the year ended December 31, 2008 and the results of operations of the six industrial properties identified as held for sale at December 31, 2008.

The $12.0 million gain on sale of real estate for the year ended December 31, 2008 resulted from the sale of one industrial property and several land parcels that do not meet the criteria established by SFAS 144 for inclusion in discontinued operations. The $9.4 million gain on sale of real estate for the year ended December 31, 2007, resulted from the sale of three industrial properties and several land parcels that do not meet the criteria established by SFAS 144 for inclusion in discontinued operations.

**Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006**

Our net income available to common stockholders was $131.7 million and $90.0 million for the years ended December 31, 2007 and 2006, respectively. Basic and diluted net income available to common stockholders were $2.99 per share for the year ended December 31, 2007 and $2.04 per share for the year ended December 31, 2006.

The tables below summarize our revenues, property expenses and depreciation and other amortization by various categories for the year ended December 31, 2007 and December 31, 2006. Same store properties are properties owned prior to January 1, 2006 and held as an operating property through December 31, 2007 and developments and redevelopments that were placed in service prior to January 1, 2006 or were substantially completed for the 12 months prior to January 1, 2006. Properties are placed in service as they reach stabilized occupancy (generally defined as 90% occupied). Acquired properties are properties that were acquired subsequent to December 31, 2005 and held as an operating property through December 31, 2007. Sold properties are properties that were sold subsequent to December 31, 2005. (Re)Developments and land are land parcels and developments and redevelopments that were not: a) substantially complete 12 months prior to January 1, 2006 or b) stabilized prior to January 1, 2006. Other revenues are derived from the operations of our maintenance company, fees earned from our Joint Ventures, and other miscellaneous revenues. Construction revenues and expenses represent revenues earned and expenses incurred in connection with the TRS acting as general contractor or development manager to construct industrial properties, including industrial properties for the 2005 Development/Repositioning Joint

Venture, and also include revenues and expenses related to the development of properties for third parties. Other expenses are derived from the operations of our maintenance company and other miscellaneous regional expenses.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. Our future revenues and expenses may vary materially from historical rates.

For the years ended December 31, 2007 and December 31, 2006, the occupancy rates of our same store properties were 94.1% and 92.3%, respectively.

| | 2007 | 2006 | $ Change | % Change |
|---|---|---|---|---|
| | | ($ in 000's) | | |
| **REVENUES** | | | | |
| Same Store Properties | $301,404 | $ 289,761 | $ 11,643 | 4.0% |
| Acquired Properties | 55,724 | 16,844 | 38,880 | 230.8% |
| Sold Properties | 41,037 | 80,409 | (39,372) | (49.0)% |
| (Re) Developments and Land, Not Included Above | 8,213 | 5,973 | 2,240 | 37.5% |
| Other | 36,890 | 29,958 | 6,932 | 23.1% |
| | $443,268 | $ 422,945 | $ 20,323 | 4.8% |
| Discontinued Operations | (98,634) | (133,302) | 34,668 | (26.0)% |
| Subtotal Revenues | $344,634 | $ 289,643 | $ 54,991 | 19.0% |
| Construction Revenues | 35,628 | 10,540 | 25,088 | 238.0% |
| Total Revenues | $380,262 | $ 300,183 | $ 80,079 | 26.7% |

Revenues from same store properties increased by $11.6 million due primarily to an increase in same store property occupancy rates, an increase in same store rental rates and an increase in tenant recoveries. Revenues from acquired properties increased $38.9 million due to the 196 industrial properties acquired subsequent to December 31, 2005 totaling approximately 19.1 million square feet of GLA. Revenues from sold properties decreased $39.4 million due to the 289 industrial properties sold subsequent to December 31, 2005 totaling approximately 30.8 million square feet of GLA. Revenues from (re)developments and land increased $2.2 million due to an increase in occupancy. Other revenues increased by approximately $6.9 million due primarily to an increase in joint venture fees and fees earned related to us assigning our interest in certain purchase contracts to third parties for consideration. Construction revenues increased $25.1 million for the year ended December 31, 2007 due primarily to increased third party development activity and an increased number of construction projects for which the TRS acted as general contractor.

| | 2007 | 2006 | $ Change | % Change |
|---|---|---|---|---|
| | | ($ in 000's) | | |
| **PROPERTY AND CONSTRUCTION EXPENSES** | | | | |
| Same Store Properties | $ 96,368 | $ 94,400 | $ 1,968 | 2.1% |
| Acquired Properties | 13,680 | 4,037 | 9,643 | 238.9% |
| Sold Properties | 12,346 | 23,532 | (11,186) | (47.5)% |
| (Re) Developments and Land, Not Included Above | 4,512 | 3,979 | 533 | 13.4% |
| Other | 16,603 | 15,427 | 1,176 | 7.6% |
| | $143,509 | $141,375 | $ 2,134 | 1.5% |
| Discontinued Operations | (33,071) | (43,386) | 10,315 | (23.8)% |
| Property Expenses | $110,438 | $ 97,989 | $ 12,449 | 12.7% |
| Construction Expenses | 34,553 | 10,263 | 24,290 | 236.7% |
| Total Property and Construction Expenses | $144,991 | $108,252 | $ 36,739 | 33.9% |

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance, other property related expenses, and construction expenses. Property expenses from same store properties increased $2.0 million due primarily to an increase in real estate taxes due to a reassessment of values of certain properties of ours, as well as an increase in repairs and maintenance. Property expenses from acquired properties increased by $9.6 million due to properties acquired subsequent to December 31, 2005. Property expenses from sold properties decreased by $11.2 million due to properties sold subsequent to December 31, 2005. Property expenses from (re)developments and land increased $0.5 million due to an increase in occupancy. The $1.2 million increase in other expense is primarily attributable to increases in employee compensation. Construction expenses increased $24.3 million for the year ended December 31, 2007 due primarily to increased third party development activity and an increased number of construction projects for which the TRS acted as general contractor.

General and administrative expense increased by approximately $14.6 million, or 18.8%, due primarily to increases in employee compensation related to compensation for additional employees as well as an increase in incentive compensation.

| | 2007 | 2006 | $ Change | % Change |
|---|---|---|---|---|
| | | ($ in 000's) | | |
| **DEPRECIATION AND OTHER AMORTIZATION** | | | | |
| Same Store Properties | $109,896 | $107,451 | $ 2,445 | 2.3% |
| Acquired Properties | 38,988 | 13,727 | 25,261 | 184.0% |
| Sold Properties | 12,568 | 28,383 | (15,815) | (55.7)% |
| (Re) Developments and Land, Not Included Above | 4,243 | 8,821 | (4,578) | (51.9)% |
| Corporate Furniture, Fixtures and Equipment | 1,837 | 1,913 | (76) | (4.0)% |
| | $167,532 | $160,295 | $ 7,237 | 4.5% |
| Discontinued Operations | (30,103) | (45,286) | 15,183 | (33.5)% |
| Total Depreciation and Other Amortization | $137,429 | $115,009 | $ 22,420 | 19.5% |

Depreciation and other amortization for same store properties remained relatively unchanged. Depreciation and other amortization from acquired properties increased by $25.3 million due to properties acquired subsequent to December 31, 2005. Depreciation and other amortization from sold properties decreased by $15.8 million due to properties sold subsequent to December 31, 2005. Depreciation and other amortization for (re)developments and land decreased by $4.6 million due primarily to accelerated depreciation recognized for the year ended December 31, 2006 on one property in Columbus, OH which was razed during 2006.

Interest income increased $0.3 million due primarily to an increase in the average mortgage loans receivable outstanding during the year ended December 31, 2007, as compared to the year ended December 31, 2006, partially offset by a decrease in interest income earned on funds held with intermediaries in connection with completing property transactions in accordance with Section 1031 of the Code.

Interest expense decreased by approximately $1.8 million primarily due to a decrease in the weighted average interest rate for the year ended December 31, 2007 (6.45%), as compared to the year ended December 31, 2006 (6.72%) and due to an increase in capitalized interest for the year ended December 31, 2007 due to an increase in development activities, partially offset by an increase in the weighted average debt balance outstanding for the year ended December 31, 2007 ($1,981.4 million), as compared to the year ended December 31, 2006 ($1,878.5 million).

Amortization of deferred financing costs increased by $0.5 million, or 20.4%, due primarily to financing fees incurred associated with the issuance of $200.0 million of senior unsecured debt in September 2006.

In October 2005, we entered into an interest rate protection agreement which hedged the change in value of a build to suit development project we were constructing. This interest rate protection agreement had a notional value of $50.0 million, was based on the three month LIBOR rate, had a strike rate of 4.8675%, had an effective date of December 30, 2005 and a termination date of December 30, 2010. Per SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* fair value and cash flow hedge accounting for hedges of non-financial assets and liabilities is limited to hedges of the risk of changes in the market price of the entire hedged item because changes in the price of an ingredient or component of a non-financial item generally do not have a predictable, separately measurable effect on the price of the item. Since the interest rate protection agreement is hedging a component of the change in value of the build to suit development, the interest rate protection agreement does not qualify for hedge accounting and the change in value of the interest rate protection agreement is recognized immediately in net income as opposed to other comprehensive income. On January 5, 2006, we settled the interest rate protection agreement for a payment of $0.2 million. Included in Mark-to-Market/Loss on Settlement of Interest Rate Protection Agreement for the year ended December 31, 2006 is the settlement and mark-to-market of the interest rate protection agreement.

In April 2006, we entered into interest rate protection agreements which we designated as cash flow hedges. Each of the interest rate protection agreements had a notional value of $74.8 million, were effective from May 10, 2007 through May 10, 2012, and fixed the LIBOR rate at 5.42%. In September 2006, the interest rate protection agreements failed to qualify for hedge accounting since the actual debt issuance date was not within the range of dates we disclosed in our hedge designation. We settled the interest rate protection agreements and paid the counterparties $2.9 million.

We recognized a $0.4 million loss from early retirement of debt for the year ended December 31, 2007. This includes $0.1 million write-off of financing fees associated with our previous line of credit agreement which was amended and restated on September 28, 2007. The loss from early retirement of debt also includes $0.3 million due to early payoffs on mortgage loans.

Equity in income of Joint Ventures decreased by $0.6 million primarily due to a decrease in our economic share of the gains and earn outs on property sales from the 2005 Development/Repositioning Joint Venture during the year ended December 31, 2007, partially offset by an increase in our economic share of the gains on property sales from the 2005 Core Joint Venture for the year ended December 31, 2007.

The year to date income tax provision (included in continuing operations, discontinued operations and gain of sale) decreased $12.8 million, in the aggregate, due primarily to a decrease in rental income and gain on sale of real estate and an increase in general and administrative expenses, partially offset by an increase in joint venture fees and management/leasing fees, and a decrease in interest expense within the TRS.

The following table summarizes certain information regarding the industrial properties included in our discontinued operations for the year ended December 31, 2007 and December 31, 2006.

| | 2007 | 2006 |
|---|---|---|
| | ($ in 000's) | |
| Total Revenues | $ 98,634 | $133,302 |
| Property Expenses | (33,071) | (43,386) |
| Depreciation and Amortization | (30,103) | (45,286) |
| Gain on Sale of Real Estate | 244,962 | 213,442 |
| Provision for Income Taxes | (38,126) | (51,155) |
| Minority Interest | (30,626) | (26,920) |
| Income from Discontinued Operations | $211,670 | $179,997 |

Income from discontinued operations, net of income taxes and minority interest, for the year ended December 31, 2007 reflects the results of operations and gain on sale of real estate relating to 161 industrial properties that were sold during the year ended December 31, 2007, the results of operations of 113 industrial properties that were sold during the year ended December 31, 2008 and the results of operations of the six industrial properties identified as held for sale at December 31, 2008.

Income from discontinued operations, net of income taxes and minority interest, for the year ended December 31, 2006 reflects the results of operations and gain on sale of real estate relating to 125 industrial properties that were sold during the year ended December 31, 2006, the results of operations of 161 industrial properties that were sold during the year ended December 31, 2007, the results of operations of 113 industrial properties that were sold during the year ended December 31, 2008 and the results of operations of the six industrial properties identified as held for sale at December 31, 2008.

The $9.4 million gain on sale of real estate for the year ended December 31, 2007, resulted from the sale of three industrial properties and several land parcels that do not meet the criteria established by SFAS 144 for inclusion in discontinued operations. The $6.1 million gain on sale of real estate for the year ended December 31, 2006, resulted from the sale of several land parcels that do not meet the criteria established by SFAS 144 for inclusion in discontinued operations.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, our cash and restricted cash was approximately $3.2 and $0.1 million, respectively. Restricted cash is primarily comprised of cash held in escrow in connection with mortgage debt requirements.

We have considered our short-term (one year or less) liquidity needs and the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet these needs. Our 2009 Notes, in the aggregate principal amount of $125.0 million, are due on June 15, 2009. We expect to satisfy the payment obligations on the 2009 Notes through the origination of mortgage financing, although there can be no assurance that any such financing could be accomplished on reasonable terms or at all. With the exception of the 2009 Notes, we believe that our principal short-term liquidity needs are to fund normal recurring expenses, property acquisitions, developments, renovations, expansions and other nonrecurring capital improvements, debt service requirements and preferred dividends and distributions required to maintain our REIT qualification under the Code. We anticipate that these needs will be met with cash flows provided by operating, financing and investing activities, including the disposition of select assets. In addition, we plan to retain capital by adjusting our dividend policy to distribute the minimum amount required to maintain our REIT status. We will not pay a dividend in April 2009 and may not pay common dividends in future quarters in 2009 depending on our taxable income. If we are required to pay common stock dividends in 2009, we may elect to satisfy this obligation by distributing a combination of cash and common shares.

We expect to meet long-term (greater than one year) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, long-term unsecured indebtedness and the issuance of additional equity securities.

We also may finance the development or acquisition of additional properties through borrowings under our Unsecured Line of Credit. At December 31, 2008, borrowings under our Unsecured Line of Credit bore interest at a weighted average interest rate of 1.98%. Our Unsecured Line of Credit bears interest at a floating rate of LIBOR plus 0.75% or the Prime Rate, at our election. As of February 20, 2009, we had approximately $6.2 million available for additional borrowings under our Unsecured Line of Credit. Our Unsecured Line of Credit contains certain financial covenants including limitations on incurrence of debt and debt service coverage. Our access to borrowings may be limited if we fail to meet any of these covenants. We believe that we were in compliance with our financial covenants as of December 31, 2008, and we anticipate that we will be able to operate in compliance with our financial covenants in 2009. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders in a manner that could impose and cause us to incur material costs. In addition, our ability to meet our financial covenants may be reduced if 2009 economic and credit market conditions limit our property sales and reduce our net operating income below our projections. Any violation of these covenants would subject us to higher finance costs and fees, or accelerated maturities. In addition, our credit facilities and senior debt securities contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. Also, our borrowing rate on our Unsecured Line of Credit may increase in the event of a downgrade on our unsecured notes by the rating agencies.

We currently have credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BBB-/Baa2/BBB-, respectively. Our goal is to maintain our existing credit ratings. In the event of a downgrade, we believe we would continue to have access to sufficient capital; however, our cost of borrowing would increase and our ability to access certain financial markets may be limited.

**Year Ended December 31, 2008**

Net cash provided by operating activities of approximately $71.2 million for the year ended December 31, 2008 was comprised primarily of net income before minority interest of approximately $44.4 million, distributions from Joint Ventures of $1.5 million and non-cash adjustments of approximately $36.8 million, offset by the net change in operating assets and liabilities of approximately $11.5 million. The adjustments for the non-cash items of approximately $36.8 million are primarily comprised of depreciation and amortization of approximately $188.2 million, equity in income of Joint Ventures of approximately $33.2 million, mark to market loss related to the Series F Agreement of approximately $3.1 million, a book overdraft of approximately $3.1 million and the provision for bad debt of approximately $3.3 million, offset by the gain on sale of real estate of approximately $184.2 million, the effect of the straight-lining of rental income of approximately $7.2 million and gain on early retirement of debt of approximately $2.7 million.

Net cash provided by investing activities of approximately $6.3 million for the year ended December 31, 2008 was comprised primarily of the net proceeds from the sale of real estate, the repayment of notes receivable, distributions form our industrial real estate Joint Ventures and a decrease in restricted cash that is held by an intermediary for Section 1031 exchange purposes, offset by the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate, contributions to, and investments in, our Joint Venture and funding of notes receivable.

During the year ended December 31, 2008, we acquired 26 industrial properties comprising approximately 3.1 million square feet of GLA and several land parcels. The purchase price of these acquisitions totaled approximately $339.7 million, excluding costs incurred in conjunction with the acquisition of the industrial properties and land parcels. We also substantially completed the development of eight industrial properties comprising approximately 4.5 million square feet of GLA at a cost of approximately $92.1 million for the year ended December 31, 2008.

We invested approximately $17.3 million in, and received total distributions of approximately $22.5 million from, our Joint Ventures. As of December 31, 2008, our industrial real estate Joint Ventures owned 117 industrial properties comprising approximately 22.8 million square feet of GLA and several land parcels.

During the year ended December 31, 2008, we sold 114 industrial properties comprising approximately 9.1 million square feet of GLA and several land parcels. Net proceeds from the sales of the 114 industrial properties and several land parcels were approximately $502.9 million.

Net cash used in financing activities of approximately $79.8 million for the year ended December 31, 2008 was derived primarily of common and preferred stock dividends and unit distributions, repayments of senior unsecured debt, the repurchase of restricted stock from our employees to pay for withholding taxes on the vesting of restricted stock, repayments on mortgage loans payable, offering costs and debt issuance costs, partially offset by net proceeds from our Unsecured Line of Credit and proceeds from the issuance of common stock.

During the year ended December 31, 2008, we paid approximately $32.5 million to repurchase and retire approximately $36.6 million of our senior unsecured notes at a discount to carrying value. We recognized a gain on early retirement of debt of approximately $2.7 million due to the partial repurchase.

### Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of December 31, 2008 (In thousands):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
| Operating and Ground Leases* | $ 48,107 | $ 3,864 | $ 6,464 | $ 4,307 | $ 33,472 |
| Real Estate Development* | 11,932 | 11,932 | — | — | — |
| Long-term Debt | 2,047,463 | 133,297 | 423,472 | 650,582 | 840,112 |
| Interest Expense on Long-Term Debt* | 791,687 | 100,221 | 177,561 | 117,910 | 395,995 |
| Deferred Acquisition Payment | 2,948 | 2,948 | — | — | — |
| Total | $2,902,137 | $252,262 | $607,497 | $772,799 | $1,269,579 |

* Not on balance sheet.

### Off-Balance Sheet Arrangements

Letters of credit are issued in most cases as pledges to governmental entities for development purposes. At December 31, 2008, we have $5.6 million in outstanding letters of credit, none of which are reflected as liabilities on our balance sheet. We have no other off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table above.

### Environmental

We incurred environmental costs of approximately $1.0 million and $0.6 million in 2008 and 2007, respectively. We estimate 2009 costs of approximately $1.3 million. We estimate that the aggregate cost which needs to be expended in 2009 and beyond with regard to currently identified environmental issues will not exceed approximately $3.4 million.

### Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in our markets of operation. Most of our leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within six years which may enable us to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

### Market Risk

The following discussion about our risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. Our business subjects us to market risk from interest rates, and to a much lessor extent, foreign currency fluctuations.

### Interest Rate Risk

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by us at December 31, 2008 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2008, approximately $1,643.7 million (approximately 80.7% of total debt at December 31, 2008) of our debt was fixed rate debt (including $50.0 million of borrowings under the Unsecured Line of Credit in which the interest rate was fixed via an interest rate protection agreement) and approximately $393.3 million (approximately 19.3% of total debt at December 31, 2008) was variable rate debt. Currently, we do not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not our earnings or cash flows. Conversely, for variable rate debt, changes in the interest rate generally do not impact the fair value of the debt, but would affect our future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on us until we are required to refinance such debt. See Note 6 to the consolidated financial statements for a discussion of the maturity dates of our various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2008, a 10% increase or decrease in the interest rate on our variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $0.8 million per year. The foregoing calculation assumes an instantaneous increase or decrease in the rates applicable to the amount of borrowings outstanding under our Unsecured Line of Credit at December 31, 2008. One consequence of the recent turmoil in the capital and credit markets has been sudden and dramatic changes in LIBOR, which could result in a greater than 10% increase to such rates. In addition, the calculation does not account for our option to elect the lower of two different interest rates under our borrowings or other possible actions, such as prepayment, that we might take in response to any rate increase. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2008 by approximately $59.7 million to $1,049.4 million. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2008 by approximately $66.4 million to $1,175.5 million.

The use of derivative financial instruments allows us to manage risks of increases in interest rates with respect to the effect these fluctuations would have on our earnings and cash flows. As of December 31, 2008, we had two outstanding interest rate protection agreements with an aggregate notional amount of $119.5 million which fixes the interest rate on forecasted offerings of debt, one outstanding interest rate protection agreement with a notional amount of $50.0 million which fixes the interest rate on borrowings on our Unsecured Line of Credit, and one outstanding interest rate protection agreement with a notional amount of $50.0 million which mitigates our exposure to floating interest rates related to the forecasted reset rate of our Series F Preferred Stock. See Note 16 to the December 31, 2008 Consolidated Financial Statements.

**Foreign Currency Exchange Rate Risk**

Owning, operating and developing industrial property outside of the United States exposes the Company to the possibility of volatile movements in foreign exchange rates. Changes in foreign currencies can affect the operating results of international operations reported in U.S. dollars and the value of the foreign assets reported in U.S. dollars. The economic impact of foreign exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. At December 31, 2008, we had one industrial property and two land parcels for which the U.S. dollar was not the functional currency. This property and land parcels are located in Ontario, Canada and use the Canadian dollar as their functional currency. Additionally, the 2007 Canada Joint Venture had two industrial properties and several land parcels for which the functional currency is the Canadian dollar.

**Subsequent Events**

On January 21, 2009, we paid a fourth quarter 2008 distribution of $0.25 per share, totaling approximately $12.6 million.

From January 1, 2009 to February 20, 2009, we awarded 8,612 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $0.1 million on the date of grant. The restricted common stock and units vest over a period of five years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2009 to February 20, 2009, we acquired one land parcel for a total estimated investment of approximately $0.2 million. There were no industrial properties sold during this period.

On February 25, 2009, the Board of Directors approved additional modifications to the restructuring plan consisting of further organizational and overhead cost reductions. We anticipate our total pre-tax restructuring costs to range between $32.9 million and $33.5 million, including the $27.3 million that was recorded for the year ended December 31, 2008. The additional modifications primarily consist of employee severance and benefits, office closing costs and other related costs.

**Related Party Transactions**

We periodically engage in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the former President and Chief Executive Officer and a former director of the Company, is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2008, 2007 and 2006, this relative received approximately $0.1, $0.2 and $0.3 million, respectively, in brokerage commissions or other fees for transactions with the Company and the Joint Ventures.

**Other**

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in it's financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not anticipate the adoption of SFAS 141R will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not anticipate the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157") and SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The adoption of SFAS 159 had no impact on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position 157-2, which deferred the effective date of SFAS 157 for one-year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. SFAS 157 is now effective for those assets and liabilities for years beginning after November 15, 2008.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133"* ("SFAS 161"). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not anticipate the adoption of SFAS 161 will have a material impact on the disclosures contained in our financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"), that requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB 14-1 dictates the debt component to be recorded be based upon the estimated fair value of a similar nonconvertible debt. The resulting debt discount would be amortized over the period during which the debt is expected to be outstanding (i.e. through the first optional redemption date) as additional non-cash interest expense. FSP APB 14-1 will become effective beginning in our first quarter of 2009 and is required to be applied retrospectively to all presented periods, as applicable. The adoption of FSP APB 14-1 is expected to result in us recognizing additional non-cash interest expense of approximately $1.5 million per annum.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### RISK FACTORS

Our operations involve various risks that could adversely affect our financial condition, results of operations, cash flow, ability to pay distributions on our common stock and the market price of our common stock. These risks, among others contained in our other filings with the SEC, include:

***Recent disruptions in the financial markets could affect our ability to obtain financing and may negatively impact our liquidity, financial condition and operating results.***

The capital and credit markets in the United States and other countries have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many securities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing. A majority of our existing indebtedness was sold through capital markets transactions. We anticipate that the capital markets could be a source of refinancing of our existing indebtedness in the future, including our 5.25% Notes in the aggregate amount of $125.0 million due on June 15, 2009. This source of refinancing may not be available if capital markets volatility and disruption continues, which could have a material adverse effect on our liquidity. Furthermore, we could potentially lose access to our current available liquidity under our Unsecured Line of Credit if one or more participating lenders default on their investments. While the ultimate outcome of these market conditions cannot be predicted, they may have a material adverse effect on our liquidity and financial condition if our ability to borrow money under our Unsecured Line of Credit or to issue additional debt or equity securities to finance future acquisitions, developments and redevelopments and Joint Venture activities were to be impaired.

In addition, the recent capital and credit market price volatility will likely make the valuation of our properties and those of our unconsolidated joint ventures more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties and those of our unconsolidated joint ventures, that could result in a substantial decrease in the value of our properties and those of our unconsolidated joint ventures. As a result, we may not be able to recover the carrying amount of our properties or our investments in Joint Ventures, which may require us to recognize an impairment loss in earnings.

***Real estate investments' value fluctuates depending on conditions in the general economy and the real estate business. These conditions may limit the Company's revenues and available cash.***

The factors that affect the value of our real estate and the revenues we derive from our properties include, among other things:

- general economic conditions;
- local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties;
- local conditions such as oversupply or a reduction in demand in an area;
- the attractiveness of the properties to tenants;
- tenant defaults;
- zoning or other regulatory restrictions;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

These factors may be amplified in light of the current economic crisis. Our investments in real estate assets are concentrated in the industrial sector, and the demand for industrial space in the United States is related to the level of economic output. Accordingly, reduced economic output may lead to lower occupancy rates for our properties. In addition, if any of our tenants experiences a downturn in its business that weakens its financial condition, delays lease commencement, fails to make rental payments when due, becomes insolvent or declares bankruptcy, the result could be a termination of the tenant's lease, which could adversely affect our cash flow from operations.

***Many real estate costs are fixed, even if income from properties decreases.***

Our financial results depend on leasing space to tenants on terms favorable to us. Our income and funds available for distribution to our stockholders will decrease if a significant number of our tenants cannot pay their rent or we are unable to lease properties on favorable terms. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment.

***The Company may be unable to sell properties when appropriate because real estate investments are not as liquid as certain other types of assets.***

Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to adjust our property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service debt and make distributions to our stockholders. In addition, like other companies qualifying as REITs under the Code, we must comply with the safe harbor rules relating to the number of properties disposed of in a year, their tax basis and the cost of improvements made to the properties, or meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, our ability at any time to sell assets may be restricted.

***The Company may be unable to sell properties on advantageous terms.***

We have sold to third parties a significant number of properties in recent years and, as part of our business, we intend to continue to sell properties to third parties. Our ability to sell properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties. If we are unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

We have also sold to our Joint Ventures a significant number of properties in recent years and, as part of our business, we intend to continue to sell or contribute properties to our Joint Ventures as opportunities arise. If we do not have sufficient properties available that meet the investment criteria of current or future Joint Ventures, or if the Joint Ventures have reduced or do not have access to capital on favorable terms, then such sales could be delayed or prevented, adversely affecting our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock.

***The Company may be unable to complete development and re-development projects on advantageous terms.***

As part of our business, we develop new and re-develop existing properties. In addition, we have sold to third parties or sold to our Joint Ventures a significant number of development and re-development properties in recent years, and we intend to continue to sell such properties to third parties or to sell or contribute such properties to our Joint Ventures as opportunities arise. The real estate development and re-development business involves significant risks that could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of our common stock, which include:

- we may not be able to obtain financing for development projects on favorable terms and complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties and generating cash flow;
- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;
- the properties may perform below anticipated levels, producing cash flow below budgeted amounts and limiting our ability to sell such properties to third parties or to sell such properties to our Joint Ventures.

***The Company may be unable to renew leases or find other lessees.***

We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the current rates, our financial condition, results of operation, cash flow and ability to pay dividends on, and the market price of our common stock could be adversely affected. As of December 31, 2008, leases with respect to approximately 11.8 million, 9.7 million and 8.4 million square feet of GLA, representing 21%, 17% and 15% of GLA, expire in 2009, 2010 and 2011, respectively.

***The Company may be unable to acquire properties on advantageous terms or acquisitions may not perform as the Company expects.***

We acquire and intend to continue to acquire primarily industrial properties. The acquisition of properties entails various risks, including the risks that our investments may not perform as expected and that our cost estimates for bringing an acquired property up to market standards may prove inaccurate. Further, we face significant competition for attractive investment opportunities from other well-capitalized real estate investors, including both publicly-traded REITs and private investors. This competition increases as investments in real estate become attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be elevated. In addition, we expect to finance future acquisitions through a combination of borrowings under the Unsecured Line of Credit, proceeds from equity or debt offerings by the Company and proceeds from property sales, which may not be available and which could adversely affect our cash flow. Any of the above risks could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market value of, our common stock.

***The Company might fail to qualify or remain qualified as a REIT.***

We intend to operate so as to qualify as a REIT under the Code. Although we believe that we are organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. This could result in a discontinuation or substantial reduction in dividends to stockholders and in cash to pay interest and principal on debt securities that we issue. Unless entitled to relief under certain statutory provisions, we would be disqualified from electing treatment as a REIT for the four taxable years following the year during which we failed to qualify as a REIT.

***Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.***

As part of our business, we sell properties to third parties or sell properties to our Joint Ventures as opportunities arise. Under the Code, a 100% penalty tax could be assessed on the gain resulting from sales of properties that are deemed to be prohibited transactions. The question of what constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The Internal Revenue Service ("IRS") could contend that certain sales of properties by us are prohibited transactions. While we do not believe that the IRS would prevail in such a dispute, if the matter were successfully argued by the IRS, the 100% penalty tax could be assessed against the profits from these transactions. In addition, any income from a prohibited transaction may adversely affect our ability to satisfy the income tests for qualification as a REIT.

***The REIT distribution requirements may limit the Company's ability to retain capital and require the Company to turn to external financing sources.***

We could, in certain instances, have taxable income without sufficient cash to enable us to meet the distribution requirements of the REIT provisions of the Code. In that situation, we could be required to borrow funds or sell properties on adverse terms in order to meet those distribution requirements. In addition, because we must distribute to our stockholders at least 90% of our REIT taxable income each year, our ability to accumulate capital may be limited. Thus, to provide capital resources for our ongoing business, organic growth and future acquisitions, we may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase our leverage and additional equity offerings may result in substantial dilution of stockholders' interests.

***Debt financing, the degree of leverage and rising interest rates could reduce the Company's cash flow.***

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to allow us to make more investments than we otherwise could. Our use of leverage presents an additional element of risk in the event that the cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, rising interest rates would reduce our cash flow by increasing the amount of interest due on our floating rate debt and on our fixed rate debt as it matures and is refinanced.

***Failure to comply with covenants in our debt agreements could adversely affect our financial condition.***

The terms of our agreements governing our Unsecured Line of Credit and other indebtedness require that we comply with a number of financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. Complying with such covenants may limit our operational flexibility. Moreover, our failure to comply with these covenants could cause a default under the applicable debt agreement even if we have satisfied our payment obligations. Upon the occurrence of an event of default, the lenders under our Unsecured Line of Credit will not be required to lend any additional amounts to us, and our outstanding senior debt securities as well as all outstanding borrowings under the Unsecured Line of Credit, together with accrued and unpaid interest and fees, could be accelerated and declared to be immediately due and payable. Furthermore, our Unsecured Line of Credit and senior debt securities contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the Unsecured Line of Credit and the senior debt securities or other debt that is in default, which could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock. If repayment of any of our borrowings is accelerated, we cannot provide assurance that we will have sufficient assets to repay such indebtedness or that we would be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Moreover, the provisions of credit agreements and other debt instruments are complex, and some are subject to varying interpretations. Breaches of these provisions may be identified or occur in the future, and such provisions may be interpreted by the lenders under our Unsecured Line of Credit or the trustee with respect to the senior debt securities in a manner that could impose material costs on us.

***Cross-collateralization of mortgage loans could result in foreclosure on substantially all of the Company's properties if the Company is unable to service its indebtedness.***

If the Operating Partnership decides to obtain additional debt financing in the future, it may do so through mortgages on any of its properties. These mortgages may be issued on a recourse, non-recourse or cross-collateralized basis. Cross-collateralization makes all of the subject properties available to the lender in order to satisfy our debt. Holders of indebtedness that is so secured will have a claim against these properties. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties that are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness secured by properties. Foreclosure of properties would result in a loss of income and asset value to us, making it difficult for us to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. As of December 31, 2008, none of our existing indebtedness was cross-collateralized.

***The Company may have to make lump-sum payments on its existing indebtedness.***

We are required to make the following lump-sum or "balloon" payments under the terms of some of our indebtedness, including indebtedness of the Operating Partnership:

- $50.0 million aggregate principal amount of 7.750% Notes due 2032 (the "2032 Notes")
- $200.0 million aggregate principal amount of 7.600% Notes due 2028 (the "2028 Notes")
- Approximately $15.0 million aggregate principal amount of 7.150% Notes due 2027 (the "2027 Notes")
- Approximately $118.5 million aggregate principal amount of 5.950% Notes due 2017 (the "2017 II Notes")
- $100.0 million aggregate principal amount of 7.500% Notes due 2017 (the "2017 Notes")
- $195.0 million aggregate principal amount of 5.750% Notes due 2016 (the "2016 Notes")
- $125.0 million aggregate principal amount of 6.420% Notes due 2014 (the "2014 Notes")
- $200.0 million aggregate principal amount of 6.875% Notes due 2012 (the "2012 Notes")
- $200.0 million aggregate principal amount of 4.625% Notes due 2011 (the "2011 Exchangeable Notes")
- $200.0 million aggregate principal amount of 7.375% Notes due 2011 (the "2011 Notes")
- $125.0 million aggregate principal amount of 5.250% Notes due 2009 (the "2009 Notes")
- a $500.0 million Unsecured Line of Credit under which we may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital.

The Unsecured Line of Credit provides for the repayment of principal in a lump-sum or "balloon" payment at maturity in 2012. Under the Unsecured Line of Credit, we have the right, subject to certain conditions, to increase the aggregate commitment by up to $200.0 million. The portion available in multiple currencies is $161.0 million. As of December 31, 2008, $443.3 million was outstanding under the Unsecured Line of Credit at a weighted average interest rate of 1.98%.

Our ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on our ability either to refinance the applicable indebtedness or to sell properties. We have no commitments to refinance the 2009 Notes, the 2011 Notes, the 2011 Exchangeable Notes, the 2012 Notes, the 2014 Notes, the 2016 Notes, the 2017 Notes, the 2017 II Notes, the 2027 Notes, the 2028 Notes, the 2032 Notes or the Unsecured Line of Credit. Some of our existing debt obligations, other than those discussed above, are secured by our properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

***There is no limitation on debt in the Company's organizational documents.***

As of December 31, 2008, our ratio of debt to our total market capitalization was 75.6%. We compute that percentage by calculating our total consolidated debt as a percentage of the aggregate market value of all outstanding shares of our common stock, assuming the exchange of all limited partnership units of the Operating Partnership for common stock, plus the aggregate stated value of all outstanding shares of preferred stock and total consolidated debt. Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and in an increased risk of default on our obligations.

***Rising interest rates on the Company's Unsecured Line of Credit could decrease the Company's available cash.***

Our Unsecured Line of Credit bears interest at a floating rate. As of December 31, 2008, our Unsecured Line of Credit had an outstanding balance of $443.3 million at a weighted average interest rate of 1.98%. Our Unsecured Line of Credit bears interest at the prime rate or at the LIBOR plus 0.75%, at our election. Based on an outstanding balance on our Unsecured Line of Credit as of December 31, 2008, a 10% increase in interest rates would increase interest expense by $0.8 million on an annual basis. Increases in the interest rate payable on balances outstanding under our Unsecured Line of Credit would decrease our cash available for distribution to stockholders.

***Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.***

As a REIT, the market value of our common stock, in general, is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends. The market value of our common stock is based secondarily upon the market value of our underlying real estate assets. For this reason, shares of our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future earnings and cash dividends likely would adversely affect the market price of our common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the price of our common stock. An increase in market interest rates might lead prospective purchasers of our common stock to expect a higher distribution yield, which would adversely affect the market price of our common stock.

***The Company may incur unanticipated costs and liabilities due to environmental problems.***

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from a property, and any related damages to natural resources. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect the ability to rent or sell the property or to borrow using a property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not the facility is owned or operated by those persons. No assurance can be given that existing environmental assessments with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to us or that a material environmental condition does not otherwise exist as to any of our Company's properties.

***The Company's insurance coverage does not include all potential losses.***

We currently carry comprehensive insurance coverage including property, boiler & machinery, liability, fire, flood, terrorism, earthquake, extended coverage and rental loss as appropriate for the markets where each of our properties and their business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties and business activities. We believe our properties are adequately insured. However, there are certain losses, including losses from earthquakes, hurricanes, floods, pollution, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues from these properties, and could potentially remain obligated under any recourse debt associated with the property.

***The Company is subject to risks and liabilities in connection with its investments in properties through Joint Ventures.***

As of December 31, 2008, seven of our Joint Ventures owned approximately 22.8 million square feet of properties. As of December 31, 2008, our investment in Joint Ventures was $16.3 million in the aggregate, and for the year ended December 31, 2008, our equity in loss of Joint Ventures was $33.2 million. Our organizational documents do not limit the amount of available funds that we may invest in Joint Ventures and we intend to continue to develop and acquire properties through Joint Ventures with other persons or entities when warranted by the circumstances. Joint venture investments, in general, involve certain risks, including:

- co-members or joint venturers may share certain approval rights over major decisions;
- co-members or joint venturers might fail to fund their share of any required capital commitments;
- co-members or joint venturers might have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the property;
- co-members or joint venturers may have the power to act contrary to our instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a real estate investment trust;
- the joint venture agreements often restrict the transfer of a member's or joint venturer's interest or "buy-sell" or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
- disputes between us and our co-members or joint venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and subject the properties owned by the applicable joint venture to additional risk; and
- we may in certain circumstances be liable for the actions of our co-members or joint venturers.

The occurrence of one or more of the events described above could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock.

In addition, joint venture investments in real estate involve all of the risks related to the ownership, acquisition, development, sale and financing of real estate discussed in the risk factors above. To the extent our investments in Joint Ventures are adversely affected by such risks our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

***We are subject to risks associated with our international operations.***

Under our market strategy, we plan to acquire and develop properties in Canada. Our international operations will be subject to risks inherent in doing business abroad, including:

- exposure to the economic fluctuations in the locations in which we invest;
- difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;
- revisions in tax treaties or other laws and regulations, including those governing the taxation of our international revenues;
- obstacles to the repatriation of earnings and funds;
- currency exchange rate fluctuations between the United States dollar and foreign currencies;
- restrictions on the transfer of funds; and
- national, regional and local political uncertainty.

We also have offices outside of the United States. Our ability to effectively establish, staff and manage these offices is subject to risks associated with employment practices, labor issues, and cultural factors that differ from those with which we are familiar. In addition, we may be subject to regulatory requirements and prohibitions that differ between jurisdictions. To the extent we expand our business globally, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely affect our business outside the United States and our financial condition and results of operations.

***Acquired properties may be located in new markets, where we may face risks associated with investing in an unfamiliar market.***

When we acquire properties located outside of the United States, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced partners; however, there can be no guarantee that all such risks will be eliminated.

***Potential fluctuations in exchange rates between the U.S. dollar and the currencies of the other countries in which we invest may adversely affect our results of operations and financial position.***

Owning, operating and developing industrial property outside of the United States exposes the Company to the possibility of volatile movements in foreign exchange rates. Changes in foreign currencies can affect the operating results of international operations reported in U.S. dollars and the value of the foreign assets reported in U.S. dollars. The economic impact of foreign exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. A significant depreciation in the value of the currency of one or more countries where we have a significant investment may materially affect our results of operations.

## CONTROLS AND PROCEDURES

### *Evaluation of Disclosure Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13(a)-15(b) as of the end of the period covered by this report. Based upon this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

### *Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria described in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein within Item 15. See Report of Independent Registered Public Accounting Firm.

### *Changes in Internal Control Over Financial Reporting*

There has been no change in our internal control over financial reporting that occurred during the fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
First Industrial Realty Trust, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries ("the Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-31 of the 2008 Annual Report to Stockholders. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 2, 2009

# FIRST INDUSTRIAL REALTY TRUST, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| | (In thousands except share and per share data) | |
| **ASSETS** | | |
| Assets: | | |
| Investment in Real Estate: | | |
| Land | $ 776,991 | $ 655,523 |
| Buildings and Improvements | 2,551,450 | 2,599,784 |
| Construction in Progress | 57,156 | 70,961 |
| Less: Accumulated Depreciation | (523,108) | (509,981) |
| Net Investment in Real Estate | 2,862,489 | 2,816,287 |
| Real Estate Held for Sale, Net of Accumulated Depreciation and Amortization of $2,251 and $3,038 at December 31, 2008 and December 31, 2007, respectively | 21,117 | 37,875 |
| Cash and Cash Equivalents | 3,182 | 5,757 |
| Restricted Cash | 109 | 24,903 |
| Tenant Accounts Receivable, Net | 10,414 | 9,665 |
| Investments in Joint Ventures | 16,299 | 57,543 |
| Deferred Rent Receivable, Net | 32,984 | 32,665 |
| Deferred Financing Costs, Net | 12,197 | 15,373 |
| Deferred Leasing Intangibles, Net | 90,342 | 87,019 |
| Prepaid Expenses and Other Assets, Net | 174,743 | 170,946 |
| Total Assets | $3,223,876 | $3,258,033 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Mortgage Loans Payable, Net | $ 77,396 | $ 73,550 |
| Senior Unsecured Debt, Net | 1,516,298 | 1,550,991 |
| Unsecured Line of Credit | 443,284 | 322,129 |
| Accounts Payable, Accrued Expenses and Other Liabilities | 128,828 | 146,308 |
| Deferred Leasing Intangibles, Net | 30,754 | 22,041 |
| Rents Received in Advance and Security Deposits | 26,181 | 31,425 |
| Leasing Intangibles Held for Sale, Net of Accumulated Amortization of $254 and $0 at December 31, 2008 and December 31, 2007, respectively | 541 | — |
| Dividends Payable | 13,846 | 37,311 |
| Total Liabilities | 2,237,128 | 2,183,755 |
| Commitments and Contingencies | — | — |
| Minority Interest | 122,548 | 150,359 |
| Stockholders' Equity: | | |
| Preferred Stock ($0.01 par value, 10,000,000 shares authorized, 500, 250, 600, and 200 shares of Series F, G, J, and K Cumulative Preferred Stock, respectively, issued and outstanding at December 31, 2008 and December 31, 2007, having a liquidation preference of $100,000 per share ($50,000), $100,000 per share ($25,000), $250,000 per share ($150,000), and $250,000 per share ($50,000), respectively) | — | — |
| Common Stock ($0.01 par value, 100,000,000 shares authorized, 48,976,296 and 47,996,263 shares issued and 44,652,182 and 43,672,149 shares outstanding at December 31, 2008 and December 31, 2007, respectively) | 490 | 480 |
| Additional Paid-in-Capital | 1,390,358 | 1,354,674 |
| Distributions in Excess of Accumulated Earnings | (366,962) | (281,587) |
| Accumulated Other Comprehensive Loss | (19,668) | (9,630) |
| Treasury Shares at Cost (4,324,114 shares at December 31, 2008 and December 31, 2007) | (140,018) | (140,018) |
| Total Stockholders' Equity | 864,200 | 923,919 |
| Total Liabilities and Stockholders' Equity | $3,223,876 | $3,258,033 |

The accompanying notes are an integral part of the consolidated financial statements.

## FIRST INDUSTRIAL REALTY TRUST, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| | (In thousands except per share data) | | |
| Revenues: | | | |
| Rental Income | $ 272,797 | $ 241,942 | $ 202,098 |
| Tenant Recoveries and Other Income | 106,198 | 102,692 | 87,545 |
| Construction Revenues | 147,299 | 35,628 | 10,540 |
| Total Revenues | 526,294 | 380,262 | 300,183 |
| Expenses: | | | |
| Property Expenses | 124,963 | 110,438 | 97,989 |
| General and Administrative | 84,627 | 92,101 | 77,497 |
| Restructuring Costs | 27,349 | — | — |
| Depreciation and Other Amortization | 161,027 | 137,429 | 115,009 |
| Construction Expenses | 139,539 | 34,553 | 10,263 |
| Total Expenses | 537,505 | 374,521 | 300,758 |
| Other Income (Expense): | | | |
| Interest Income | 3,690 | 1,926 | 1,614 |
| Interest Expense | (111,559) | (119,314) | (121,141) |
| Amortization of Deferred Financing Costs | (2,879) | (3,210) | (2,666) |
| Mark-to-Market Loss on Settlement of Interest Rate Protection Agreements | (3,073) | — | (3,112) |
| Gain (Loss) From Early Retirement of Debt | 2,749 | (393) | — |
| Total Other Income (Expense) | (111,072) | (120,991) | (125,305) |
| Loss from Continuing Operations Before Equity in (Loss) Income of Joint Ventures, Income Tax Benefit and Loss Allocated To Minority Interest | (122,283) | (115,250) | (125,880) |
| Equity in (Loss) Income of Joint Ventures | (33,178) | 30,045 | 30,673 |
| Income Tax Benefit | 12,259 | 10,653 | 9,935 |
| Minority Interest Allocable to Continuing Operations | 20,048 | 12,392 | 13,919 |
| Loss from Continuing Operations | (123,154) | (62,160) | (71,353) |
| Income from Discontinued Operations (Including Gain on Sale of Real Estate of $172,167, $244,962, and $213,442 for the Years Ended December 31, 2008, 2007 and 2006, respectively) | 183,561 | 280,422 | 258,072 |
| Provision for Income Taxes Allocable to Discontinued Operations (including $3,732, $36,032, and $47,511 allocable to Gain on Sale of Real Estate for the Years Ended December 31, 2008, 2007 and 2006, respectively) | (4,188) | (38,126) | (51,155) |
| Minority Interest Allocable to Discontinued Operations | (22,242) | (30,626) | (26,920) |
| Income Before Gain on Sale of Real Estate | 33,977 | 149,510 | 108,644 |
| Gain on Sale of Real Estate | 12,008 | 9,425 | 6,071 |
| Provision for Income Taxes Allocable to Gain on Sale of Real Estate | (3,782) | (3,082) | (2,119) |
| Minority Interest Allocable to Gain on Sale of Real Estate | (1,020) | (802) | (514) |
| Net Income | 41,183 | 155,051 | 112,082 |
| Less: Preferred Dividends | (19,428) | (21,320) | (21,424) |
| Less: Redemption of Preferred Stock | — | (2,017) | (672) |
| Net Income Available to Common Stockholders | $ 21,755 | $ 131,714 | $ 89,986 |
| Basic and Diluted Earnings Per Share: | | | |
| Loss from Continuing Operations | $ (3.13) | $ (1.81) | $ (2.05) |
| Income from Discontinued Operations | $ 3.64 | $ 4.80 | $ 4.09 |
| Net Income Available to Common Stockholders | $ 0.50 | $ 2.99 | $ 2.04 |
| Weighted Average Shares Outstanding | 43,193 | 44,086 | 44,012 |
| Dividends/Distributions declared per Common Share Outstanding | $ 2.41 | $ 2.85 | $ 2.81 |

The accompanying notes are an integral part of the consolidated financial statements.

## FIRST INDUSTRIAL REALTY TRUST, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| **Net Income** | $41,183 | $155,051 | $112,082 |
| Settlement of Interest Rate Protection Agreements | — | (4,261) | (1,729) |
| Mark-to-Market of Interest Rate Protection Agreements, Net of Income Tax Benefit of $610, $254 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively | (8,676) | 3,819 | (2,800) |
| Amortization of Interest Rate Protection Agreements | (792) | (916) | (912) |
| Write-off of Unamortized Settlement Amounts of Interest Rate Protection Agreements | 831 | — | — |
| Foreign Currency Translation Adjustment, Net of Tax Benefit (Provision) of $3,498, $(1,149) and $0 for the years ended December 31, 2008, 2007 and 2006, respectively | (2,792) | 2,134 | — |
| Other Comprehensive Loss (Income) Allocable to Minority Interest | 1,391 | (142) | 698 |
| **Other Comprehensive Income** | $31,145 | $155,685 | $107,339 |

The accompanying notes are an integral part of the consolidated financial statements.

## FIRST INDUSTRIAL REALTY TRUST, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Preferred Stock — Beginning of Year | $ — | $ — | $ — |
| Issuance of Preferred Stock | — | — | — |
| Redemption of Preferred Stock | — | — | — |
| Preferred Stock — End of Year | $ — | $ — | $ — |
| Common Stock — Beginning of Year | $ 480 | $ 475 | $ 470 |
| Net Proceeds from the Issuance of Common Stock | — | — | 1 |
| Issuance of Restricted Stock | 6 | 5 | 3 |
| Repurchase and Retirement of Common Stock | (2) | — | (1) |
| Conversion of Units to Common Stock | 6 | — | 2 |
| Common Stock — End of Year | $ 490 | $ 480 | $ 475 |
| Additional Paid-In-Capital — Beginning of Year | $1,354,674 | $1,388,311 | $1,384,712 |
| Offering Costs | (321) | (46) | — |
| Proceeds from the Issuance of Common Stock | 174 | 613 | 3,819 |
| Issuance of Restricted Stock | (6) | (5) | (3) |
| Repurchase and Retirement of Restricted Stock/Common Stock | (4,579) | (3,210) | (2,463) |
| Call Spread | — | — | (6,835) |
| Net Proceeds from the Issuance of Preferred Stock | — | — | 192,624 |
| Redemption of Preferred Stock | — | (47,997) | (181,484) |
| Conversion of Units to Common Stock | 14,610 | 2,858 | 5,142 |
| Reclassification to initially adopt SFAS 123R | — | — | (16,825) |
| Amortization of Restricted Stock Grants | 25,806 | 14,150 | 9,624 |
| Additional Paid-In-Capital — End of Year | $1,390,358 | $1,354,674 | $1,388,311 |
| Dist. In Excess of Accum. Earnings — Beginning of Year | $ (281,587) | $ (284,955) | $ (248,686) |
| Preferred Stock Dividends | (19,428) | (21,320) | (21,424) |
| Distributions ($2.41, $2.85, and $2.81 per Share/Unit at December 31, 2008, 2007 and 2006, respectively) | (121,882) | (146,126) | (144,720) |
| Redemption of Preferred Stock | — | (2,017) | (672) |
| Repurchase and Retirement of Restricted Stock/Common Stock | (266) | (728) | (269) |
| Net Income Before Minority Interest | 44,397 | 174,087 | 125,597 |
| Minority Interest: | | | |
| Allocation of Income | (3,214) | (19,036) | (13,515) |
| Distributions ($2.41, $2.85, and $2.81 per Unit at December 31, 2008, 2007 and 2006, respectively) | 15,018 | 18,508 | 18,734 |
| Dist. In Excess of Accum. Earnings — End of Year | $ (366,962) | $ (281,587) | $ (284,955) |
| Unearned Value of Rest. Stock Grants — Beginning of Year | $ — | $ — | $ (16,825) |
| Issuance of Restricted Stock | — | — | — |
| Amortization of Restricted Stock Grants | — | — | — |
| Restricted Stock Forfeitures | — | — | — |
| Reclassification to initially adopt SFAS 123R | — | — | 16,825 |
| Unearned Value of Rest. Stock Grants — End of Year | $ — | $ — | $ — |
| Treasury Shares, at cost — Beginning of Year | $ (140,018) | $ (70,588) | $ (70,588) |
| Purchase of Treasury Shares | — | (69,430) | — |
| Treasury Shares, at cost — End of Year | $ (140,018) | $ (140,018) | $ (70,588) |
| Accum. Other Comprehensive Loss — Beginning of Year | $ (9,630) | $ (10,264) | $ (5,521) |
| Settlement of Interest Rate Protection Agreements | — | (4,261) | (1,729) |
| Mark-to-Market of Interest Rate Protection Agreements, Net of Tax Benefit | (8,676) | 3,819 | (2,800) |
| Amortization of Interest Rate Protection Agreements | (792) | (916) | (912) |
| Write-off of Unamortized Settlement Amounts of Interest Rate Protection Agreements | 831 | — | — |
| Foreign Currency Translation Adjustment, Net of Tax Benefit (Provision) | (2,792) | 2,134 | — |
| Other Comprehensive Loss (Income) Allocable to Minority Interest | 1,391 | (142) | 698 |
| Accum. Other Comprehensive Loss — End of Year | $ (19,668) | $ (9,630) | $ (10,264) |
| Total Stockholders' Equity at End of Year | $ 864,200 | $ 923,919 | $1,022,979 |

The accompanying notes are an integral part of the consolidated financial statements.

## FIRST INDUSTRIAL REALTY TRUST, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Income | $ 41,183 | $ 155,051 | $ 112,082 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | | |
| Allocation of Income to Minority Interest | 3,214 | 19,036 | 13,515 |
| Depreciation | 114,925 | 121,584 | 121,347 |
| Amortization of Deferred Financing Costs | 2,879 | 3,210 | 2,666 |
| Other Amortization | 70,455 | 54,556 | 40,965 |
| Provision for Bad Debt | 3,346 | 2,212 | 2,289 |
| Mark-to-Market of Interest Rate Protection Agreements | 3,073 | — | (16) |
| (Gain) Loss on Early Retirement of Debt | (2,749) | 393 | — |
| Equity in Loss (Income) of Joint Ventures | 33,178 | (30,045) | (30,673) |
| Distributions from Joint Ventures | 1,520 | 31,365 | 31,664 |
| Decrease in Developments for Sale Costs | 1,527 | 1,209 | 5,883 |
| Gain on Sale of Real Estate | (184,175) | (254,387) | (219,513) |
| Increase in Tenant Accounts Receivable and Prepaid Expenses and Other Assets, Net | (12,934) | (20,140) | (16,524) |
| Increase in Deferred Rent Receivable | (7,189) | (9,710) | (10,154) |
| Increase in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits | (216) | 18,408 | 6,020 |
| Decrease (Increase) in Restricted Cash | 90 | (6) | — |
| Cash Book Overdraft | 3,058 | 253 | — |
| Net Cash Provided by Operating Activities | 71,185 | 92,989 | 59,551 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of and Additions to Investment in Real Estate | (583,414) | (677,461) | (813,840) |
| Net Proceeds from Sales of Investments in Real Estate | 502,929 | 800,147 | 907,428 |
| Contributions to and Investments in Joint Ventures | (17,327) | (27,696) | (32,773) |
| Distributions from Joint Ventures | 20,985 | 22,863 | 19,734 |
| Funding of Notes Receivable | (10,325) | (8,385) | — |
| Repayment of Mortgage Loans Receivable | 68,722 | 26,350 | 34,987 |
| Decrease (Increase) in Restricted Cash | 24,704 | (8,909) | 13,611 |
| Net Cash Provided by Investing Activities | 6,274 | 126,909 | 129,147 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Offering Costs | (321) | (46) | (280) |
| Proceeds from the Issuance of Common Stock | 174 | 613 | 3,742 |
| Proceeds from the Issuance of Preferred Stock | — | — | 200,000 |
| Preferred Stock Offering Costs | — | — | (7,103) |
| Redemption of Preferred Stock | — | (50,014) | (182,156) |
| Repurchase of Restricted Stock | (4,847) | (3,938) | (2,660) |
| Proceeds from Senior Unsecured Debt | — | 149,595 | 399,306 |
| Other Costs from Senior Unsecured Debt | — | (4,261) | (1,729) |
| Repayment of Senior Unsecured Debt | (32,525) | (150,000) | (150,000) |
| Dividends/Distributions | (145,347) | (146,660) | (143,858) |
| Preferred Stock Dividends | (19,428) | (26,023) | (19,248) |
| Purchase of Treasury Shares | — | (69,430) | — |
| Repayments of Mortgage Loans Payable | (3,271) | (41,475) | (12,618) |
| Proceeds from Unsecured Line of Credit | 550,920 | 879,129 | 779,300 |
| Repayments on Unsecured Line of Credit | (425,030) | (764,000) | (1,029,800) |
| Call Spread | — | — | (6,835) |
| Debt Issuance Costs and Costs Incurred in Connection with the Early Retirement of Debt | (79) | (3,766) | (6,861) |
| Net Cash Used in Financing Activities | (79,754) | (230,276) | (180,800) |
| Net Effect of Exchange Rate Changes on Cash and Cash Equivalents | (280) | — | — |
| Net (Decrease) Increase in Cash and Cash Equivalents | (2,295) | (10,378) | 7,898 |
| Cash and Cash Equivalents, Beginning of Year | 5,757 | 16,135 | 8,237 |
| Cash and Cash Equivalents, End of Year | $ 3,182 | $ 5,757 | $ 16,135 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(Dollars in thousands except share and per share data)**

### 1. Organization and Formation of Company

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, (the "Code"). Unless the context otherwise requires, the terms the "Company," "we," "us," and "our" refer to First Industrial Realty Trust, Inc., First Industrial L.P. and their other controlled subsidiaries. We refer to our operating partnership, First Industrial L.P., as the "Operating Partnership," and our taxable REIT subsidiary, First Industrial Investment, Inc., as the "TRS."

We began operations on July 1, 1994. Our operations are conducted primarily through the Operating Partnership, of which we are the sole general partner, and the TRS, of which the Operating Partnership is the sole stockholder. We also conduct operations through other partnerships, corporations, and limited liability companies, the operating data of which, together with that of the Operating Partnership and the TRS, is consolidated with that of the Company as presented herein.

We also own minority equity interests in, and provide various services to, seven joint ventures whose purpose is to invest in industrial properties (the "2003 Net Lease Joint Venture," the "2005 Development/Repositioning Joint Venture," the "2005 Core Joint Venture," the "2006 Net Lease Co-Investment Program," the "2006 Land/Development Joint Venture," the "2007 Canada Joint Venture," and the "2007 Europe Joint Venture"; together the "Joint Ventures"). The Joint Ventures are accounted for under the equity method of accounting. One of the Joint Ventures, the 2007 Europe Joint Venture, does not own any properties and is inactive.

The operating data of our Joint Ventures is not consolidated with that of the Company as presented herein.

As of December 31, 2008, we owned 799 industrial properties (inclusive of developments in progress) located in 28 states in the United States and one province in Canada, containing an aggregate of approximately 71.2 million square feet of gross leasable area ("GLA").

Any references to the number of buildings and square footage in the financial statement footnotes are unaudited.

### 2. Current Business Risks and Uncertainties

The real estate markets have been significantly impacted by the continued deterioration of the global credit markets. The current recession has resulted in downward pressure on our net operating income and has impaired our ability to sell properties at favorable terms.

Our unsecured revolving credit facility that has a borrowing capacity of $500,000 (the "Unsecured Line of Credit") and the indentures under which our senior unsecured indebtedness is, or may be, issued contain certain financial covenants, including, among other things, debt service coverage and fixed charge coverage ratios, as well as limitations on our ability to incur secured and unsecured indebtedness. Consistent with our prior practice, we will, in the future, continue to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders in a manner that could impose and cause us to incur material costs. Any violation of these covenants would subject us to higher finance costs and fees, or accelerated maturities. In addition, our credit facilities and senior debt securities contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. Under the Unsecured Line of Credit, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

We believe that we were in compliance with our financial covenants as of December 31, 2008, and we anticipate that we will be able to operate in compliance with our financial covenants in 2009. However, our ability to meet our financial covenants may be reduced if 2009 economic and credit market conditions limit our property sales and reduce our net operating income below our projections. We expect to refinance indebtedness maturing in 2009 and to comply with our financial covenants in 2009 and beyond. We plan to enhance our liquidity through a combination of capital retention, mortgage financing and asset sales.

- *Retained Capital* — We plan to retain capital by adjusting our dividend policy to distribute the minimum amount required to maintain our REIT status. We will not pay a dividend in April 2009 and may not pay common dividends in future quarters in 2009 depending on our taxable income. If we are required to pay common stock dividends in 2009, we may elect to satisfy this obligation by distributing a combination of cash and common shares.
- *Mortgage Financing* — In June 2009, we have $125,000 of unsecured debt maturing, and in July 2009 we have $5,025 of secured mortgage debt maturing. We are in active discussions with various lenders regarding the origination of mortgage financing. The total loan proceeds are expected to be sufficient to meet these maturities. No assurances can be made that new secured financing will be obtained. If we fail to timely retire our maturing debt, we will be in default under our Unsecured Line of Credit and our senior unsecured debt securities.
- *Asset Sales* — We are in various stages of discussions with third parties for the sale of properties during the first quarter of 2009, and will continue to market other properties for sale throughout 2009. If we are unable to sell properties on an advantageous basis, this may impair our liquidity and our ability to meet our financial covenants.

In addition, we may from time to time repurchase or redeem our outstanding securities. Any repurchases or redemptions would depend upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors we consider important. Future repurchases or redemptions may materially impact our liquidity, future tax liability and results of operations.

Although we believe we will be successful in meeting our liquidity needs through a combination of capital retention, mortgage financing and asset sales, if we were to be unsuccessful in executing one or more of the strategies outlined above, we would be materially adversely effected.

## 3. Basis of Presentation

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 88.5% and 87.1% common ownership interest at December 31, 2008 and 2007, respectively. Minority interest at December 31, 2008 and 2007 represents the approximate 11.5% and 12.9%, respectively, aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

Our consolidated financial statements at December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 include the accounts and operating results of the Company and our subsidiaries. Such financial statements present our minority equity interests in our Joint Ventures under the equity method of accounting. All intercompany transactions have been eliminated in consolidation.

## 4. Summary of Significant Accounting Policies

In order to conform with generally accepted accounting principles, we are required in preparation of our financial statements to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2008 and 2007, and the reported amounts of revenues and expenses for each of the years ended December 31, 2008, 2007 and 2006. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments.

### *Restricted Cash*

At December 31, 2008 and 2007, restricted cash includes cash held in escrow in connection with mortgage debt requirements and/or gross proceeds from the sales of certain industrial properties. These sales proceeds will be disbursed as we exchange into properties under Section 1031 of the Code. The carrying amount approximates fair value due to the short term maturity of these investments.

### *Investment in Real Estate and Depreciation*

Investment in Real Estate is carried at cost. We review our properties on a periodic basis for impairment and provide a provision if impairments are found. To determine if an impairment may exist, we review our properties and identify those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, we estimate the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, we will recognize an impairment loss based upon the estimated fair value of such property. For properties we consider held for sale, we cease depreciating the properties and value the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, we decide not to sell a property previously classified as held for sale, we will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. To calculate the fair value of properties held for sale, we deduct from the estimated sales price of the property the estimated costs to close the sale. We classify properties as held for sale when all criteria within Financial Accounting Standards Board's (the "FASB") Statement of Financial Accounting Standard ("SFAS") No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144") are met.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date the property is substantially completed. Upon substantial completion, we reclassify construction in progress to building, tenant improvements and leasing commissions. Such costs begin to be capitalized to the development projects from the point we are undergoing necessary activities to get the development ready for its intended use and ceases when the development projects are substantially completed and held available for occupancy. Depreciation expense is computed using the straight-line method based on the following useful lives:

| | Years |
|---|---|
| Buildings and Improvements | 8 to 50 |
| Land Improvements | 3 to 15 |
| Furniture, Fixtures and Equipment | 5 to 10 |

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of personnel attributable to leasing) are capitalized and amortized over the terms of each specific lease. Capitalized compensation costs of personnel attributable to leasing relate to time directly attributable to originating leases with independent third parties that result directly from and are essential to originating those leases and would not have been incurred had these leasing transactions not occurred. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

We account for all acquisitions entered into subsequent to June 30, 2001 in accordance with SFAS No. 141, *"Business Combinations"* ("SFAS 141"). Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases, above market and below market leases and tenant relationships. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market leases that are considered bargain renewal options. The above market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases, and the below market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below market fixed rate renewal options that are considered bargain renewal options of the respective leases.

The purchase price is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. The value of in-place lease intangibles and tenant relationships, which are included as components of Deferred Leasing Intangibles, Net (see below) are amortized over the remaining lease term (and expected renewal periods of the respective lease for tenant relationships) as adjustments to depreciation and other amortization expense. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases, the in-place lease value and tenant relationships is immediately written off.

Deferred Leasing Intangibles, exclusive of deferred leasing intangibles held for sale, included in our total assets consist of the following:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| In-Place Leases | $ 84,424 | $ 86,398 |
| Less: Accumulated Amortization | (30,350) | (24,860) |
| | $ 54,074 | $ 61,538 |
| Above Market Leases | $ 15,830 | $ 6,440 |
| Less: Accumulated Amortization | (2,607) | (2,519) |
| | $ 13,223 | $ 3,921 |
| Tenant Relationships | $ 28,717 | $ 24,970 |
| Less: Accumulated Amortization | (5,672) | (3,410) |
| | $ 23,045 | $ 21,560 |
| Total Deferred Leasing Intangibles, Net | $ 90,342 | $ 87,019 |

Deferred Leasing Intangibles, exclusive of deferred leasing intangibles held for sale, included in our total liabilities consist of the following:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Below Market Leases | $ 42,856 | $31,668 |
| Less: Accumulated Amortization | (12,102) | (9,627) |
| Total Deferred Leasing Intangibles, Net | $ 30,754 | $22,041 |

Amortization expense related to in-place leases and tenant relationships of deferred leasing intangibles was $30,228, $23,913, and $17,403 for the years ended December 31, 2008, 2007, and 2006, respectively. Rental revenues increased by $8,100, $4,265 and $3,656 related to net amortization of above/(below) market leases for the years ended December 31, 2008, 2007, and 2006, respectively. We will recognize net amortization expense related to deferred leasing intangibles over the next five years, for properties owned as of December 31, 2008, as follows:

| | Estimated Net Amortization of In-Place Leases and Tenant Relationships | Estimated Net Increase to Rental Revenues Related to Above and Below Market Leases |
|---|---|---|
| 2009 | $16,390 | $4,411 |
| 2010 | 12,755 | 3,241 |
| 2011 | 9,914 | 1,747 |
| 2012 | 8,205 | 1,252 |
| 2013 | 6,938 | 950 |

### *Construction Revenues and Expenses*

During 2008, 2007 and 2006, the TRS entered into contracts with third parties to construct industrial properties and during 2008 and 2007, also acted as general contractor to construct industrial properties, including properties for the 2005 Development/Repositioning Joint Venture. We use the percentage-of-completion contract method to recognize revenue. Using this method, revenues are recorded based on estimates of the percentage of completion of individual contracts. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

### *Foreign Currency Transactions and Translation*

During 2008, we owned one industrial property and two land parcels located in Toronto, Canada for which the functional currency was determined to be the Canadian dollar. Additionally, the 2007 Canada Joint Venture owns two industrial properties and several land parcels in Canada for which the functional currency is the Canadian dollar. The assets and liabilities of these industrial properties and land parcels are translated to U.S. dollars from the Canadian dollar based on the current exchange rate prevailing at each balance sheet date. The income statement accounts of the industrial properties and the land parcels are translated using the average exchange rate for the period. The resulting translation adjustments are included in accumulated other comprehensive income. For the years ended December 31, 2008 and 2007, we recorded $(6,290) and $3,283 in foreign currency translation (loss) gain, respectively, offset by $3,498 and $(1,149) of income tax benefit (provision), respectively.

### *Deferred Financing Costs*

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $17,918 and $15,089 at December 31, 2008 and 2007, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

### *Investments in Joint Ventures*

Investments in Joint Ventures represent our minority equity interests in our Joint Ventures. We account for our Investments in Joint Ventures under the equity method of accounting, as we do not have operational control or a majority voting interest. Under the equity method of accounting, our share of earnings or losses of our Joint Ventures is reflected in income as earned and contributions or distributions increase or decrease, respectively, our Investments in Joint Ventures as paid or received, respectively. Differences between our carrying value of our Investments in Joint Ventures and our underlying equity of such Joint Ventures are amortized over the respective lives of the underlying assets.

On a periodic basis, we assess whether there are any indicators that the value of our Investments in Joint Ventures may be impaired in accordance with APB Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* ("APB 18"). An investment is impaired only if our estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each investment are based on a number of subjective assumptions that are subject to economic and market uncertainties including, among others, demand for space, market rental rates and operating costs, the discount rate used to value the cash flows of the properties and the discount rate used to value the Joint Ventures' debt. As these factors are difficult to predict and are subject to future events that may alter our assumptions, our values estimated in the impairment analyses may not be realized.

### *Stock Based Compensation*

Effective January 1, 2006 we adopted SFAS No. 123R, *"Share Based Payment"*, using the modified prospective application method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

### *Revenue Recognition*

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by us.

Revenue is recognized on payments received from tenants for early lease terminations after we determine that all the necessary criteria have been met in accordance with SFAS No. 13, *"Accounting for Leases"*.

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

We provide an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $2,918 and $2,833 as of December 31, 2008 and 2007, respectively. For accounts receivable we deem uncollectible, we use the direct write-off method.

### *Gain on Sale of Real Estate*

Gain on sale of real estate is recognized using the full accrual method, when appropriate. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are written off with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by us after completion of each sale are included in the determination of the gain on sales.

### *Income Taxes*

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, we generally are not subject to federal income taxation to the extent of the income which we distribute if we satisfy the requirements set forth in Section 856 of the Code (pertaining to its organization and types of income and assets) necessary to maintain our status as a REIT. We are required to distribute annually at least 90% of our REIT taxable income, as defined in the Code, to our stockholders and we satisfy certain other requirements.

A provision has been made for federal income taxes in the accompanying consolidated financial statements for activities conducted in the TRS, which has been accounted for under SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). In accordance with SFAS 109, the total benefit/expense has been separately allocated to income from continuing operations, income from discontinued operations and gain on sale of real estate.

We and certain of our subsidiaries are subject to certain state and local income, excise and franchise taxes. The provision for excise and franchise taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated due to its insignificance. State and local income taxes are included in the provision/benefit for income taxes which is allocated to income from continuing operations, income from discontinued operations and gain on sale of real estate.

We file income tax returns in the U.S., and various states and foreign jurisdictions. At December 31, 2007 the TRS was under examination by the Internal Revenue Service for tax years 2004 and 2005. During 2008 we received notification from the Internal Revenue Service that they have completed their examinations of the TRS for the 2004 and 2005 tax years. There were no changes to taxable income of the TRS as a result of the examination. In general, the statutes of limitations for income tax returns remain open for the years 2005 through 2008.

### *Earnings Per Common Share*

Net income per weighted average share — basic is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested). Net income per weighted average share — diluted is based on the weighted average common shares outstanding (excluding restricted stock that has not yet vested) plus the dilutive effect of in-the-money employee stock options, restricted stock and 2011 Exchangeable Notes (hereinafter defined). See Note 11 for further disclosure about earnings per share.

### *Fair Value of Financial Instruments*

On January 1, 2008, we adopted SFAS 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair-value, establishes a framework for measuring fair-value, and expands disclosures about fair-value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair-value under existing accounting pronouncements; accordingly, the standard does not require any new fair-value measurements of reported balances. As of December 31, 2008, we have applied the provisions of SFAS 157 to the valuation of our interest rate swaps and our proportionate share of interest rate swaps entered into by certain Joint Ventures, which are the only financial instruments measured at fair-value on a recurring basis. Additionally, we have applied the provisions of SFAS 157 to the valuations of our Joint Ventures for purpose of our APB 18 analysis.

Other financial instruments include short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable, other accrued expenses, mortgage loans payable, unsecured line of credit and senior unsecured debt. The fair values of the short-term investments, tenant accounts receivable, net, accounts payable and other accrued expenses approximates their carrying or contract values. See Note 6 for the fair values of the mortgage loans payable, unsecured line of credit and senior unsecured debt and see Note 9 for the fair value of our mortgage notes receivable.

### *Derivative Financial Instruments*

Historically, we have used interest rate protection agreements ("Agreements") to fix the interest rate on anticipated offerings of senior unsecured debt or convert floating rate debt to fixed rate debt. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured debt are amortized over the life of the senior unsecured debt and included in interest expense. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense. Agreements which qualify for hedge accounting are marked-to-market and any gain or loss that is effective is recognized in other comprehensive income (shareholders' equity). Any Agreements which no longer qualify for hedge accounting are marked-to-market and any gain or loss is recognized in net income immediately. The credit risks associated with Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of Agreements, our exposure is limited to the current value of the interest rate differential, not the notional amount, and our carrying value of Agreements on the balance sheet. See Note 16 for more information on Agreements.

***Discontinued Operations***

SFAS 144 addresses financial accounting and reporting for the disposal of long lived assets. SFAS 144 requires that the results of operations and gains or losses on the sale of property or property held for sale be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) we will not have any significant continuing involvement in the operations of the property after the disposal transaction. SFAS 144 also requires prior period results of operations for these properties to be reclassified and presented in discontinued operations in prior consolidated statements of operations.

***Segment Reporting***

Management views the Company as a single segment based on its method of internal reporting.

***Recent Accounting Pronouncements***

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not expect the adoption of SFAS 141R will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS 157 and SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The adoption of SFAS 159 had no impact on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position 157-2, which deferred the effective date of SFAS 157 for one-year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. SFAS 157 is now effective for those assets and liabilities for years beginning after November 15, 2008.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133"* ("SFAS 161"). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not anticipate the adoption of SFAS 161 will have a material impact on the disclosures contained in our financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"), that requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB 14-1 dictates the debt component to be recorded be based upon the estimated fair value of a similar nonconvertible debt. The resulting debt discount would be amortized over the period during which the debt is expected to be outstanding (i.e. through the first optional redemption date) as additional non-cash interest expense. FSP APB 14-1 will become effective beginning in our first quarter of 2009 and is required to be applied retrospectively to all presented periods, as applicable. The adoption of FSP APB 14-1 is expected to result in us recognizing additional non-cash interest expense of approximately $1.5 million per annum.

## 5. Investments in Joint Ventures and Property Management Services

On September 28, 1998, we entered into the 1998 Core Joint Venture with an institutional investor to invest in industrial properties. At December 31, 2006 we owned a 10% equity interest in the 1998 Core Joint Venture and provided property and asset management services to the 1998 Core Joint Venture. On January 31, 2007, we purchased the remaining 90% equity interest from the institutional investor in the 1998 Core Joint Venture. We paid $18,458 in cash and assumed $30,340 in mortgage loans payable. As of December 31, 2007, we paid off and retired the mortgage loan payable. In connection with the early repayment of the mortgage loans payable, we incurred prepayment penalties and a write-off of unamortized deferred financing fees totaling $265.

On May 16, 2003, we entered into the 2003 Net Lease Joint Venture with an institutional investor to invest in industrial properties. We own a 15% equity interest in and provide property management services to the 2003 Net Lease Joint Venture. For the year ended December 31, 2008, we recorded an impairment loss of $1,249 in equity in income of Joint Ventures in accordance with APB 18. As of December 31, 2008, the 2003 Net Lease Joint Venture owned 10 industrial properties comprising approximately 5.1 million square feet of GLA.

On March 18, 2005, we entered into the 2005 Development/Repositioning Joint Venture with an institutional investor to invest in, own, develop, redevelop and operate certain industrial properties. We own a 10% equity interest in and provide property management, asset management, development management, disposition, incentive and leasing management services to the 2005 Development/Repositioning Joint Venture. During the year ended December 31, 2008, we recorded an impairment loss of $483 in equity in income of Joint Ventures which represents our proportionate share of SFAS 144 impairment loss related to two industrial properties and one land parcel owned by the 2005 Development/Repositioning Joint Venture. Additionally, for the year ended December 31, 2008 we recorded an impairment loss of $25,332 in equity in income of Joint Ventures in accordance with APB 18. As of December 31, 2008, the 2005 Development/Repositioning Joint Venture owned 44 industrial properties comprising approximately 7.8 million square feet of GLA and several land parcels.

On September 7, 2005, we entered into the 2005 Core Joint Venture with an institutional investor to invest in, own and operate certain industrial properties. We own a 10% equity interest in and provide property management, asset management, development management, disposition, incentive and leasing management services to the 2005 Core Joint Venture. For the year ended December 31, 2008, we recorded an impairment loss of $3,153 in equity in income of Joint Ventures in accordance with APB 18. As of December 31, 2008, the 2005 Core Joint Venture owned 48 industrial properties comprising approximately 3.9 million square feet of GLA and several land parcels.

On March 21, 2006, we entered into the 2006 Net Lease Co-Investment Program with an institutional investor to invest in industrial properties. We own a 15% equity interest in and provide property management, asset management and leasing management services to the 2006 Net Lease Co-Investment Program. During the year ended December 31, 2008, we recorded an impairment loss of $2,216 in equity in income of Joint Ventures which represents our proportionate share of the SFAS 144 impairment loss related to two industrial properties owned by the 2006 Net Lease Co-Investment Program. As of December 31, 2008, the 2006 Net Lease Co-Investment Program owned 12 industrial properties comprising approximately 5.0 million square feet of GLA.

On July 21, 2006, we entered into the 2006 Land/Development Joint Venture with an institutional investor to invest in land and vertical development. We own a 10% equity interest in and provide property management, asset management, development management and leasing management services to the 2006 Land/Development Joint Venture. For the year ended December 31, 2008 we recorded an impairment loss of $10,105 in equity in income of Joint Ventures in accordance with APB 18. As of December 31, 2008, the 2006 Land/Development Joint Venture owned one industrial property comprising approximately 0.8 million square feet and several land parcels.

During July 2007, we entered into a management arrangement with an institutional investor to provide property management, leasing, acquisition, disposition and portfolio management services for industrial properties (the "July 2007 Fund"). We do not own an equity interest in the July 2007 Fund, however are entitled to incentive payments if certain economic thresholds related to the industrial properties are achieved.

During December 2007, we entered into the 2007 Canada Joint Venture and the 2007 Europe Joint Venture with an institutional investor to invest in, own, develop, redevelop and operate industrial properties. We own a 10% interest in and will provide property management, asset management, development management and leasing management services to the 2007 Canada Joint Venture and the 2007 Europe Joint Venture. As of December 31, 2008, the 2007 Canada Joint Venture owned two industrial properties comprising approximately 0.2 million square feet and several land parcels. As of December 31, 2008, the 2007 Europe Joint Venture did not own any properties and is inactive.

The 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture are considered variable interest entities in accordance with SFAS Interpretation No. 46(R), "Consolidation of Variable Interest Entities". However we are not considered the primary beneficiary for either venture. As of December 31, 2008 our investments in the 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture are $0 and $1,486, respectively. We calculate our maximum exposure to loss to equal our investment balance for each venture as of year end plus any future contributions we make to the ventures.

During the year ended December 31, 2006, we sold two land parcels to the 2005 Development/Repositioning Joint Venture. During the year ended December 31, 2005, we sold eight industrial properties comprising approximately 1.6 million square feet of GLA and several land parcels to the 2005 Development/Repositioning Joint Venture. We deferred 10% of the gain from the sales, which is equal to our economic interest in the 2005 Development/Repositioning Joint Venture. On May 18, 2007, we repurchased 66 acres of the land we had sold to the 2005 Development/Repositioning Joint Venture for a purchase price of $6,379. Since we had deferred 10% of the gain on sale from the original sale in 2005, we netted the unamortized deferred gain amount, along with our 10% economic interest in the gain on sale and distributions in excess of our 10% economic interest we received from the sale against the basis of the land.

On October 15, 2007, we purchased 10 acres of land from the 2005 Development/Repositioning Joint Venture for a purchase price of $3,714. We netted our 10% economic interest in the gain on sale and distributions in excess of our 10% economic interest we received from the sale against the basis of the land.

During the year ended December 31, 2008 we earned acquisition fees from the 2006 Land/Development Joint Venture. During the year ended December 31, 2007, we earned acquisition fees from the 2006 Land/Development Joint Venture and the July 2007 Fund. During the year ended December 31, 2006, we earned acquisition fees from the 2003 Net Lease Joint Venture, the 2005 Core Joint Venture, the 2006 Net Lease Co-Investment Program and the July 2007 Fund. We deferred 15% of the acquisition fees earned from the 2003 Net Lease Joint Venture and the 2006 Net Lease Co-Investment Program activity and 10% of the acquisition fees earned from the 2005 Core Joint Venture and the 2006 Land/Development Joint Venture activity. The deferrals reduced our investment in the Joint Ventures and are amortized into income over the life of the underlying properties, generally 25 to 40 years.

At December 31, 2008 and 2007, we have a receivable from the Joint Ventures and the July 2007 Fund of $3,939 and $6,068, respectively, which mainly relates to development, leasing, property management and asset management fees due to us from the Joint Ventures and the July 2007 Fund and reimbursement for development expenditures made by the TRS who is acting in the capacity of the general contractor for development projects for the 2005 Development/Repositioning Joint Venture. These amounts are included in Prepaid Expenses and Other Assets, Net.

During the years ended December 31, 2008, 2007 and 2006, we invested the following amounts in, as well as received distributions from, our Joint Ventures and recognized fees from acquisition, disposition, leasing, development, incentive, property management and asset management services from our Joint Ventures and the July 2007 Fund in the following amounts:

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| Contributions | $16,623 | $25,482 | $29,194 |
| Distributions | $22,505 | $54,228 | $51,398 |
| Fees | $19,757 | $25,116 | $22,507 |

The combined summarized financial information of the investments in Joint Ventures is as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **Condensed Combined Balance Sheets** | | |
| Gross Real Estate Investment | $1,967,717 | $1,777,964 |
| Less: Accumulated Depreciation | (93,215) | (69,811) |
| Net Real Estate | 1,874,502 | 1,708,153 |
| Other Assets | 186,881 | 163,583 |
| Total Assets | $2,061,383 | $1,871,736 |
| Debt | $1,442,464 | $1,264,769 |
| Other Liabilities | 130,407 | 112,268 |
| Equity | 488,512 | 494,699 |
| Total Liabilities and Equity | $2,061,383 | $1,871,736 |
| Company's share of Equity | $ 56,066 | $ 56,494 |
| Basis Differentials(1) | (39,767) | 1,049 |
| Carrying Value of the Company's investments in Joint Ventures | $ 16,299 | $ 57,543 |

(1) This amount represents the aggregate difference between our historical cost basis and the basis reflected at the joint venture level. Basis differentials are primarily comprised of impairments we recorded in accordance with APB 18, a gain deferral related to a property we sold to the 2003 Net Lease Joint Venture, deferred fees and certain equity costs which are not reflected at the joint venture level.

| | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| **Condensed Combined Statements of Operations** | | | |
| Total Revenues | $ 91,754 | $ 85,691 | $71,897 |
| Expenses: | | | |
| Operating and Other | 38,897 | 28,238 | 21,951 |
| Interest | 55,071 | 48,345 | 30,205 |
| Depreciation and Amortization | 48,768 | 45,433 | 38,539 |
| Impairment Loss | 20,208 | — | — |
| Total Expenses | 162,944 | 122,016 | 90,695 |
| Income from Discontinued Operations (Including Gain on Sale of Real Estate of $33,518, $92,652 and $66,927 for the years ended December 31, 2008, 2007 and 2006, respectively) | 34,812 | 84,998 | 41,732 |
| Gain on Sale of Real Estate | 18,460 | 15,523 | 27,425 |
| Net (Loss) Income | $(17,918) | $ 64,196 | $50,359 |
| Company's Share of Net Income | 6,661 | 30,045 | 30,673 |
| Company's Impairment in Accordance with APB 18 | (39,839) | — | — |
| Equity in (Loss) Income of Joint Ventures | $(33,178) | $ 30,045 | $30,673 |

## 6. Mortgage Loans Payable, Net, Senior Unsecured Notes, Net and Unsecured Line of Credit

The following table discloses certain information regarding our mortgage loans, senior unsecured notes and unsecured line of credit:

| | Outstanding Balance at | | Interest Rate at | Effective Interest Rate at | |
|---|---|---|---|---|---|
| | December 31, 2008 | December 31, 2007 | December 31, 2008 | December 31, 2008 | Maturity Date |
| **Mortgage Loans Payable, Net** | $ 77,396 | $ 73,550 | 5.50% - 9.25% | 4.58% - 9.25% | July 2009 - September 2024 |
| *Unamortized Premiums* | (1,717) | (2,196) | | | |
| **Mortgage Loans Payable, Gross** | $ 75,679 | $ 71,354 | | | |
| **Senior Unsecured Notes, Net** | | | | | |
| 2016 Notes | $ 194,524 | $ 199,442 | 5.750% | 5.91% | 01/15/16 |
| 2017 Notes | 99,914 | 99,905 | 7.500% | 7.52% | 12/01/17 |
| 2027 Notes | 15,056 | 15,056 | 7.150% | 7.11% | 05/15/27 |
| 2028 Notes | 199,846 | 199,838 | 7.600% | 8.13% | 07/15/28 |
| 2011 Notes | 199,868 | 199,807 | 7.375% | 7.39% | 03/15/11 |
| 2012 Notes | 199,546 | 199,408 | 6.875% | 6.85% | 04/15/12 |
| 2032 Notes | 49,480 | 49,457 | 7.750% | 7.87% | 04/15/32 |
| 2009 Notes | 124,980 | 124,937 | 5.250% | 4.10% | 06/15/09 |
| 2014 Notes | 114,921 | 113,521 | 6.420% | 6.54% | 06/01/14 |
| 2011 Exchangeable Notes* | 200,000 | 200,000 | 4.625% | 4.63% | 09/15/11 |
| 2017 II Notes | 118,163 | 149,620 | 5.950% | 6.37% | 05/15/17 |
| **Subtotal** | $1,516,298 | $1,550,991 | | | |
| *Unamortized Discounts* | 12,202 | 14,079 | | | |
| **Senior Unsecured Notes, Gross** | $1,528,500 | $1,565,070 | | | |
| **Unsecured Line of Credit** | $ 443,284 | $ 322,129 | 1.981% | 1.981% | 09/28/12 |

* Holders of the 2011 Exchangeable Notes may exchange their notes for our common shares prior to the close of business on the second business day immediately preceding the stated maturity date at any time beginning on July 15, 2011 and also under other certain circumstances. The 2011 Exchangeable Notes are convertible into common shares of the Company at a price of $50.93.

### *Mortgage Loans Payable, Net*

On June 6, 2008, we assumed a mortgage loan payable of $4,097 bearing interest at a rate of 6.83%. In conjunction with the assumption of the mortgage loan, we recorded a premium in the amount of $256 which will be amortized as an adjustment to interest expense through maturity on June 1, 2018. On July 24, 2008, we assumed two mortgage loans payable of $2,502 and $997 bearing interest at a rate of 6.97% and 7.07%, respectively, that each mature on July 1, 2018. As of December 31, 2008, mortgage loans payable of $77,396 are collateralized by industrial properties with a carrying value of $156,336. We believe the Operating Partnership and the Company were in compliance with all covenants relating to mortgage loans payable as of December 31, 2008.

### *Senior Unsecured Notes, Net*

On January 10, 2006, we issued $200,000 of senior unsecured debt which matures on January 15, 2016 and bears interest at a rate of 5.75% (the "2016 Notes"). The issue price of the 2016 Notes was 99.653%. In December 2005, we also entered into interest rate protection agreements which were used to fix the interest rate on the 2016 Notes prior to issuance. We settled the interest rate protection agreements on January 9, 2006 for a payment of approximately $1,729, which is included in other comprehensive income.

On June 6, 2008, we repurchased and retired $5,000 of the 2016 Notes at a redemption price of 89.75% of par. In connection with the partial retirement, we recognized $430 as gain on early retirement of debt, which is the difference between the repurchase amount of $4,488 and the principal amount retired of $5,000, net of the pro rata write off of the unamortized debt issue discount, the unamortized loan fees and the unamortized settlement amount of the interest rate protection agreements related to the 2016 Notes of $13, $36 and $33, respectively.

On May 7, 2007, we issued $150,000 of senior unsecured debt which matures on May 15, 2017 and bears interest at a rate of 5.95% (the "2017 II Notes"). The issue price of the 2017 II Notes was 99.730%. In April 2006, we also entered into interest rate protection agreements to fix the interest rate on the 2017 II Notes prior to issuance. We settled the effective portion of the interest rate protection agreements on May 1, 2007 for $4,261 which is included in other comprehensive income.

On June 6, 2008, we repurchased and retired $16,570 of the 2017 II Notes at a redemption price of 89.750% of par. In connection with the partial retirement, we recognized $1,059 as gain on early retirement of debt, which is the difference between the repurchase amount of $14,872 and the principal amount retired of $16,570, net of the pro rata write off of the unamortized debt issue discount, the unamortized loan fees and the unamortized settlement amount of the interest rate protection agreements related to the 2017 II Notes of $40, $177 and $422, respectively. On July 1, 2008, we repurchased and retired $5,000 of the 2017 II Notes at a redemption price of 88.915% of par. In connection with the partial retirement, we recognized $363 as gain on early retirement of debt, which is the difference between the repurchase amount of $4,446 and the principal amount retired of $5,000, net of the pro rata write off of the unamortized debt issue discount, the unamortized loan fees, and the unamortized settlement amount of the interest rate protection agreements related to the 2017 II Notes of $12, $53 and $126, respectively. On August 12, 2008, we repurchased and retired $10,000 of the 2017 II Notes at a redemption price of 87.200% of par. In connection with the partial retirement, we recognized $897 as gain on early retirement of debt, which is the difference between the repurchase amount of $8,720 and the principal amount retired of $10,000, net of the pro rata write off of the unamortized debt issue discount, the unamortized loan fees, and the unamortized settlement amount of the interest rate protection agreements related to the 2017 II Notes of $24, $109 and $250, respectively.

In conjunction with certain issuances of senior unsecured debt, we entered into interest rate protection agreements to fix the interest rate on anticipated offerings of senior unsecured debt. In the next 12 months, we will amortize approximately $97 into net income by decreasing interest expense.

All of our senior unsecured debt (except for the 2011 Exchangeable Notes) contains certain covenants, including limitations on incurrence of debt and debt service coverage. We believe the Operating Partnership and the Company were in compliance with all covenants relating to senior unsecured debt as of December 31, 2008. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our noteholders in a manner that could impose and cause us to incur material costs.

***Unsecured Line of Credit***

We have maintained our Unsecured Line of Credit since 1997. The Unsecured Line of Credit matures on September 28, 2012, has a borrowing capacity of $500,000 (with the right, subject to certain conditions, to increase the borrowing capacity up to $700,000) and bears interest at a floating rate of LIBOR plus 0.75%, or the prime rate, at our election. At December 31, 2008, borrowings under the Unsecured Line of Credit bore interest at a weighted average interest rate of 1.981%. On August 18, 2008 we amended our unsecured line of credit agreement dated as of September 28, 2007. As a result of the amendment, the portion of the Unsecured Line of Credit available in multiple currencies was increased to $161,000 from $100,000. The Unsecured Line of Credit contains certain covenants including limitations on incurrence of debt and debt service coverage. Under the Unsecured Line of Credit, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement. We believe that the Operating Partnership and the Company were in compliance with all covenants relating to the Unsecured Line of Credit as of December 31, 2008. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders in a manner that could impose and cause us to incur material costs.

The following is a schedule of the stated maturities and scheduled principal payments of the mortgage loans, senior unsecured debt and unsecured line of credit, exclusive of premiums and discounts, for the next five years ending December 31, and thereafter:

| | Amount |
|---|---|
| 2009 | $ 133,297 |
| 2010 | 15,815 |
| 2011 | 407,657 |
| 2012 | 648,059 |
| 2013 | 2,523 |
| Thereafter | 840,112 |
| Total | $2,047,463 |

### *Fair Value*

At December 31, 2008 and 2007, the fair value of our mortgage loans payable, senior unsecured debt and Unsecured Line of Credit were as follows:

| | December 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Mortgage Loans Payable | $ 77,396 | $ 75,817 | $ 73,550 | $ 74,867 |
| Senior Unsecured Debt | 1,516,298 | 1,033,283 | 1,550,991 | 1,605,048 |
| Unsecured Line of Credit | 443,284 | 400,849 | 322,129 | 322,129 |
| Total | $2,036,978 | $1,509,949 | $1,946,670 | $2,002,044 |

The fair value of the senior unsecured debt was determined by quoted market prices, if available. The fair values of our senior unsecured debt that were not valued by quoted market prices and the fair values of our mortgage loans payable were determined by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the Unsecured Line of Credit was determined by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term, assuming no repayment until maturity.

## 7. Stockholders' Equity

### *Preferred Stock*

On June 6, 1997, we issued 2,000,000 Depositary Shares, each representing 1/100th of a share of our 8⅝%, $0.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. On June 6, 2007, the Series C Preferred Stock became redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. We redeemed the Series C Preferred Stock on June 7, 2007, at a redemption price of $25.00 per Depositary Share, and paid a prorated second quarter dividend of $0.40729 per Depositary Share, totaling approximately $815. Due to the redemption of the Series C Preferred Stock, the initial offering costs associated with the issuance of the Series C Preferred Stock of $2,017 were reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2007.

On May 27, 2004, we issued 50,000 Depositary Shares, each representing 1/100th of a share of our 6.236%, $0.01 par value, Series F Flexible Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series F Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance through March 31, 2009 (the "Series F Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 6.236% per annum of the liquidation preference (the "Series F Initial Distribution Rate") (equivalent to $62.36 per Depositary Share). On or after March 31, 2009, the Series F Initial Distribution Rate is subject to reset, at our option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.375% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate)(as defined in the Articles Supplementary), reset quarterly. Dividends on the Series F Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series F Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series F Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series G Preferred Stock (hereinafter defined), Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). On or after March 31, 2009, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series F Initial Fixed Rate Period, the Series F Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series F Preferred Stock has no stated maturity and is not convertible into any other securities of the Company. In October 2008 we entered into an interest rate swap agreement with a notional value of $50,000 to mitigate our exposure to floating interest rates related to the Series F Preferred Stock. See Note 16 for further information on the agreement.

On May 27, 2004, we issued 25,000 Depositary Shares, each representing 1/100th of a share our 7.236%, $0.01 par value, Series G Flexible Cumulative Redeemable Preferred Stock (the "Series G Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series G Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance of the Series G Preferred Stock through March 31, 2014 (the "Series G Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 7.236% per annum of the liquidation preference (the "Series G Initial Distribution Rate") (equivalent to $72.36 per Depositary Share). On or after March 31, 2014, the Series G Initial Distribution Rate is subject to reset, at our option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.500% (the initial credit spread), plus the greater of (i) the 3-month LIBOR Rate, (ii) the 10-year Treasury CMT Rate (as defined in the Articles Supplementary), and (iii) the 30-year Treasury CMT Rate (the adjustable rate) (as defined in the Articles Supplementary), reset quarterly. Dividends on the Series G Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series G Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series G Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). On or after March 31, 2014, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series G Initial Fixed Rate Period, the Series G Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $25,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series G Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On November 8, 2005 and November 18, 2005, we issued 600 and 150 Shares, respectively, of $.01 par value, Series I Flexible Cumulative Redeemable Preferred Stock, (the "Series I Preferred Stock"), in a private placement at an initial offering price of $250,000 per share for an aggregate initial offering price of $187,500. We redeemed the

Series I Preferred Stock on January 13, 2006 for $242,875.00 per share, and paid a prorated first quarter dividend of $470.667 per share, totaling approximately $353. In accordance with EITF D-42, due to the redemption of the Series I Preferred Stock, the difference between the redemption cost and the carrying value of the Series I Preferred Stock of approximately $672 is reflected as a deduction from net income to arrive at net income available to common stockholders in determining earnings per share for the year ended December 31, 2006.

On January 13, 2006, we issued 6,000,000 Depositary Shares, each representing 1/10,000th of a share of our 7.25%, $.01 par value, Series J Cumulative Redeemable Preferred Stock (the "Series J Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. Dividends on the Series J Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. However, during any period that both (i) the depositary shares are not listed on the NYSE or AMEX, or quoted on NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but the preferred shares are outstanding, we will increase the dividend on the preferred shares to a rate of 8.25% of the liquidation preference per year. However, if at any time both (i) the depositary shares cease to be listed on the NYSE or the AMEX, or quoted on NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but the preferred shares are outstanding, then the preferred shares will be redeemable, in whole but not in part at our option, within 90 days of the date upon which the depositary shares cease to be listed and we cease to be subject to such reporting requirements, at a redemption price equivalent to $25.00 per Depositary Share, plus all accrued and unpaid dividends to the date of redemption. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series J Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series G Preferred Stock and Series K Preferred Stock (hereinafter defined). The Series J Preferred Stock is not redeemable prior to January 15, 2011. On or after January 15, 2011, the Series J Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $25.00 per Depositary Share, or $150,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series J Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On August 21, 2006, we issued 2,000,000 Depositary Shares, each representing 1/10,000th of a share of our 7.25%, $.01 par value, Series K Flexible Cumulative Redeemable Preferred Stock (the "Series K Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. Dividends on the Series K Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series K Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series G Preferred Stock and Series J Preferred Stock. The Series K Preferred Stock is not redeemable prior to August 15, 2011. On or after August 15, 2011, the Series K Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $25.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series K Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

The following table summarizes certain information regarding our preferred stock:

| | Stated Value at | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| Series F Preferred Stock | $ 50,000 | $ 50,000 |
| Series G Preferred Stock | 25,000 | 25,000 |
| Series J Preferred Stock | 150,000 | 150,000 |
| Series K Preferred Stock | 50,000 | 50,000 |
| Total | $275,000 | $275,000 |

***Shares of Common Stock***

For the years ended December 31, 2008, 2007 and 2006, 632,492, 119,747, and 213,773, shares of common stock, respectively, were converted from an equivalent number of limited partnership interests in the Operating Partnership ("Units").

***Treasury Stock***

In March 2000 and in September 2007, our Board of Directors authorized a stock repurchase plan pursuant to which we are permitted to purchase up to $100,000 (the "March 2000 Program") and $100,000, respectively, of our outstanding common stock. We may make purchases from time to time in the open market or in privately negotiated transactions, depending on market and business conditions. During the year ended December 31, 2007, we repurchased 1,797,714 shares at an average price per share of $38.62, including brokerage commissions. During November 2007 we completed the March 2000 Program.

***Non-Qualified Employee Stock Options***

For the year ended December 31, 2006, certain employees of the Company exercised 125,780 non-qualified employee stock options. Net proceeds to us were approximately $3,742.

For the year ended December 31, 2007, certain employees of the Company exercised 19,600 non-qualified employee stock options. Net proceeds to us were approximately $613.

For the year ended December 31, 2008, certain employees of the Company exercised 6,300 non-qualified employee stock options. Net proceeds to us were approximately $174.

***Restricted Stock***

During the years ended December 31, 2008, 2007, and 2006 we awarded 583,871, 442,008, and 303,142 restricted shares of common stock, respectively, as well as 4,757, 0, and 0 restricted stock units, respectively, to certain employees of the Company and 21,945, 17,139, and 16,232 restricted shares of common stock, respectively, to certain directors of the Company. See Note 15 for further disclosure on our stock based compensation.

The following table is a roll-forward of our shares of common stock outstanding, including unvested restricted shares of common stock for the three years ended December 31, 2008:

| | Shares of Common Stock Outstanding |
|---|---|
| **Balance at December 31, 2005** | 44,444,710 |
| Stock Option Exercises | 125,780 |
| Issuance of Restricted Stock Shares | 319,374 |
| Repurchase and Retirement of Restricted Stock Shares | (93,007) |
| Conversion of Operating Partnership Units | 213,773 |
| **Balance at December 31, 2006** | 45,010,630 |
| Stock Option Exercises | 19,600 |
| Issuance of Restricted Stock Shares | 459,147 |
| Repurchase of Treasury Shares | (1,797,714) |
| Repurchase and Retirement of Restricted Stock Shares | (139,261) |
| Conversion of Operating Partnership Units | 119,747 |
| **Balance at December 31, 2007** | 43,672,149 |
| Stock Option Exercises | 6,300 |
| Issuance of Common Stock in connection with Restricted Stock Award | 138 |
| Issuance of Restricted Stock Shares | 605,816 |
| Repurchase and Retirement of Restricted Stock Shares | (264,713) |
| Conversion of Operating Partnership Units | 632,492 |
| **Balance at December 31, 2008** | 44,652,182 |

***Dividends/Distributions***

The following table summarizes dividends/distributions declared for the past three years:

| | Year Ended 2008 | | Year Ended 2007 | | Year Ended 2006 | |
|---|---|---|---|---|---|---|
| | Dividend/ Distribution per Share/ Unit | Total Dividend/ Distribution | Dividend/ Distribution per Share/ Unit | Total Dividend/ Distribution | Dividend/ Distribution per Share/ Unit | Total Dividend/ Distribution |
| Common Stock/Operating Partnership Units | $ 2.4100 | $121,882 | $ 2.8500 | $146,126 | $ 2.8100 | $144,720 |
| Series C Preferred Stock | $ — | $ — | $ 94.6353 | $ 1,893 | $ 215.6240 | $ 4,313 |
| Series F Preferred Stock | $ 6,236.0000 | $ 3,118 | $ 6,236.0000 | $ 3,118 | $ 6,236.0000 | $ 3,118 |
| Series G Preferred Stock | $ 7,236.0000 | $ 1,809 | $ 7,236.0000 | $ 1,809 | $ 7,236.0000 | $ 1,809 |
| Series I Preferred Stock | $ — | $ — | $ — | $ — | $ 470.6667 | $ 353 |
| Series J Preferred Stock | $18,125.2000 | $ 10,875 | $18,125.2000 | $ 10,875 | $17,521.0000 | $ 10,512 |
| Series K Preferred Stock | $18,125.2000 | $ 3,625 | $18,125.2000 | $ 3,625 | $ 6,595.6000 | $ 1,319 |

## 8. Acquisition and Development of Real Estate

In 2006, we acquired 91 industrial properties comprising, in the aggregate, approximately 10.5 million square feet of GLA and several land parcels for a total purchase price of approximately $610,745 (approximately $1,288 of which was made through the issuance of 31,473 Units relating to two properties) excluding costs incurred in conjunction with the acquisition of the properties. We also substantially completed development of 15 properties comprising approximately 5.0 million square feet of GLA at a cost of approximately $188,592. We reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

In 2007, we acquired 105 industrial properties comprising, in the aggregate, approximately 8.6 million square feet of GLA and several land parcels, including 41 industrial properties comprising approximately 1.3 million square feet of GLA in connection with the purchase of the 90% equity interest from the institutional investor of the 1998 Core Joint Venture and one industrial property comprising 0.3 million square feet of GLA in connection with the redemption of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture. The purchase price of these acquisitions totaled approximately $470,784, excluding costs incurred in conjunction with the acquisition of the industrial properties and land parcels. We also substantially completed development of 15 properties comprising approximately 3.7 million square feet of GLA at a cost of approximately $144,790. We reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

In 2008, we acquired 26 industrial properties comprising, in the aggregate, approximately 3.1 million square feet of GLA and several land parcels. The purchase price of these acquisitions totaled approximately $339,650, excluding costs incurred in conjunction with the acquisition of the industrial properties and land parcels. We also substantially completed development of eight properties comprising approximately 4.5 million square feet of GLA at a cost of approximately $148,236. We reclassed the costs of the substantially completed developments from construction in progress to building, tenant improvements and leasing commissions.

***Intangible Assets Subject To Amortization in the Period of Acquisition***

The fair value of in-place leases, above market leases, tenant relationships and below market leases recorded as a result of the above acquisitions was $23,038, $1,000, $10,007 and $(8,108), respectively, for the year ended December 31, 2007. The weighted average life in months of in-place leases, above market leases, tenant relationships and below market leases recorded as a result of 2007 acquisitions was 76, 99, 114, and 132 months, respectively.

The fair value of in-place leases, above market leases, tenant relationships, and below market leases recorded as a result of the above acquisitions was $21,054, $61, $7,163 and $(7,070), respectively, for the year ended December 31, 2008. The weighted average life in months of in-place leases, above market leases, tenant relationships, and below market leases recorded as a result of 2008 acquisitions was 115, 43, 99, and 137 months, respectively.

## 9. Sale of Real Estate, Real Estate Held for Sale and Discontinued Operations

In 2006, we sold 125 industrial properties comprising approximately 17.1 million square feet of GLA and several land parcels, totaling gross proceeds of $946,800. The gain on sale of real estate was approximately $219,513, of which $213,442 is shown in discontinued operations. The 125 sold industrial properties meet the criteria established by SFAS 144 to be included in discontinued operations. Therefore, in accordance with SFAS 144, the results of operations and gain on sale of real estate, net of income taxes and minority interest, for the 125 sold industrial properties are included in discontinued operations. The results of operations and gain on sale of real estate, net of income taxes and minority interest, for the several land parcels that do not meet the criteria established by SFAS 144 are included in continuing operations.

In 2007, we sold 164 industrial properties comprising approximately 13.7 million square feet of GLA and several land parcels. Gross proceeds from the sales of the 164 industrial properties and several land parcels were approximately $881,278. The gain on sale of real estate was approximately $254,387, of which $244,962 is shown in discontinued operations. One-hundred sixty-one of the 164 sold industrial properties meet the criteria established by SFAS 144 to be included in discontinued operations. Therefore, in accordance with SFAS 144, the results of operations and gain on sale of real estate, net of income taxes and minority interest for the 161 sold industrial properties that meet the criteria established by SFAS 144 are included in discontinued operations. The results of operations and gain on sale of real estate, net of income taxes and minority interest for the three industrial properties and several land parcels that do not meet the criteria established by SFAS 144 are included in continuing operations.

In 2008, we sold 114 industrial properties comprising approximately 9.1 million square feet of GLA and several land parcels. Gross proceeds from the sales of the 114 industrial properties and several land parcels were approximately $583,211. The gain on sale of real estate was approximately $184,175, of which $172,167 is shown in discontinued operations. One-hundred thirteen of the 114 sold industrial properties meet the criteria established by SFAS 144 to be included in discontinued operations. Therefore, in accordance with SFAS 144, the results of operations and gain on sale of real estate, net of income taxes and minority interest for the 113 sold industrial properties that meet the criteria established by SFAS 144 are included in discontinued operations. The results of operations and gain on sale of real estate, net of income taxes and minority interest for the one industrial property and several land parcels that do not meet the criteria established by SFAS 144 are included in continuing operations.

At December 31, 2008, we had six industrial properties comprising approximately 0.4 million square feet of GLA held for sale. In accordance with SFAS 144, the results of operations of the six industrial properties held for sale at December 31, 2008 are included in discontinued operations. There can be no assurance that such industrial properties held for sale will be sold.

The following table discloses certain information regarding the industrial properties included in our discontinued operations for the years ended December 31, 2008, 2007 and 2006.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Total Revenues | $ 28,993 | $ 98,634 | $133,302 |
| Property Expenses | (10,654) | (33,071) | (43,386) |
| Depreciation and Amortization | (6,945) | (30,103) | (45,286) |
| Gain on Sale of Real Estate | 172,167 | 244,962 | 213,442 |
| Provision for Income Taxes | (4,188) | (38,126) | (51,155) |
| Minority Interest | (22,242) | (30,626) | (26,920) |
| Income from Discontinued Operations | $157,131 | $211,670 | $179,997 |

At December 31, 2008 and 2007, we had mortgage notes receivables outstanding of approximately $34,532 and $30,317, respectively, in conjunction with certain property sales that we provided seller financing, which is included as a component of Prepaid Expenses and Other Assets, Net. At December 31, 2008 and 2007, the fair value of those mortgage notes receivables were $28,081 and $30,251, respectively.

## 10. Supplemental Information to Statements of Cash Flows

Supplemental disclosure of cash flow information:

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| Interest paid, net of capitalized interest | $113,062 | $118,909 | $114,7091 |
| Capitalized Interest | $ 7,775 | $ 8,413 | $ 5,159 |
| Income Taxes Paid | $ 2,355 | $ 42,169 | $ 36,374 |
| Supplemental schedule of noncash investing and financing activities: | | | |
| Distribution payable on common stock/Units | $ 12,614 | $ 36,079 | $ 36,613 |
| Distribution payable on preferred stock | $ 1,232 | $ 1,232 | $ 5,935 |
| Exchange of units for common stock: | | | |
| Minority interest | $(14,616) | $ (2,858) | $ (5,144) |
| Common stock | 6 | — | 2 |
| Additional paid-in-capital | 14,610 | 2,858 | 5,142 |
| | $ — | $ — | $ — |
| In conjunction with property and land acquisitions, the following assets and liabilities were assumed: | | | |
| Accounts payable and accrued expenses | $ (464) | $ (6,095) | $ (1,928) |
| Issuance of Operating Partnership Units | $ — | $ — | $ (1,288) |
| Mortgage debt | $ (7,852) | $(38,590) | $ (33,982) |
| Write-off of fully depreciated assets | $ 72,406 | $ 45,031 | $ 30,596 |
| In conjunction with certain property sales, we provided seller financing or assigned a mortgage loan payable: | | | |
| Notes receivable | $ 62,613 | $ 48,282 | $ 11,200 |
| Mortgage Note Payable | $ — | $ 769 | $ — |

## 11. Earnings Per Share ("EPS")

The computation of basic and diluted EPS is presented below.

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|---|
| Numerator: | | | |
| Loss from Continuing Operations | $ (123,154) | $ (62,160) | $ (71,353) |
| Gain on Sale of Real Estate, Net of Minority Interest and Income Tax | 7,206 | 5,541 | 3,438 |
| Less: Preferred Stock Dividends | (19,428) | (21,320) | (21,424) |
| Less: Redemption of Preferred Stock | — | (2,017) | (672) |
| Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Tax — For Basic and Diluted EPS | (135,376) | (79,956) | (90,011) |
| Discontinued Operations, Net of Minority Interest and Income Tax | 157,131 | 211,670 | 179,997 |
| Net Income Available to Common Stockholders — For Basic and Diluted EPS | $ 21,755 | $ 131,714 | $ 89,986 |
| Denominator: | | | |
| Weighted Average Shares — Basic and Diluted | 43,192,969 | 44,085,998 | 44,011,503 |
| Basic and Diluted EPS: | | | |
| Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Tax | $ (3.13) | $ (1.81) | $ (2.05) |
| Discontinued Operations, Net of Minority Interest and Income Tax | $ 3.64 | $ 4.80 | $ 4.09 |
| Net Income Available to Common Stockholders | $ 0.50 | $ 2.99 | $ 2.04 |

The number of weighted average shares — diluted is the same as the number of weighted average shares — basic for the years ended December 31, 2008, 2007 and 2006 as the dilutive effect of stock options and restricted stock/Units was excluded as its inclusion would have been antidilutive to the loss from continuing operations available to common stockholders, net of minority interest and income taxes. The dilutive effect of stock options and restricted stock/Units excluded from the computation are 0 and 976, respectively, for the year ended December 31, 2008, 90,386 and 73,837, respectively, for the year ended December 31, 2007, and 116,155 and 93,643, respectively, for the year ended December 31, 2006.

Unvested restricted stock/Units of 761,660, 909,966 and 778,535 were outstanding as of December 31, 2008, 2007 and 2006, respectively. Unvested restricted stock/Units aggregating 757,390, 470,009 and 109,517 were antidilutive at December 31, 2008, 2007 and 2006, respectively, as the issue price of these shares was higher than the Company's average stock price during the respective periods and accordingly was excluded from dilution computations.

Additionally, options to purchase common stock of 278,601, 355,901 and 381,976 were outstanding as of December 31, 2008, 2007 and 2006, respectively. Options to purchase common stock of 278,601 were antidilutive at December 31, 2008, as the strike price of these stock options was higher than the Company's average stock price during the respective periods and accordingly was excluded from dilution computations. In 2007 and 2006, all of the stock options were dilutive.

The $200,000 of senior unsecured debt (the "2011 Exchangeable Notes") issued during 2006, which are convertible into common shares of the Company at a price of $50.93, were not included in the computation of diluted EPS as our average stock price did not exceed the strike price of the conversion feature.

## 12. Income Taxes

For income tax purposes, distributions paid to common shareholders are classified as ordinary income, capital gain, return of capital or qualified dividends. For the years ended December 31, 2008, 2007 and 2006, the distributions per common share were classified as follows:

| | 2008 | As a Percentage of Distributions | 2007 | As a Percentage of Distributions | 2006 | As a Percentage of Distributions |
|---|---|---|---|---|---|---|
| Ordinary income | $0.1127 | 4.68% | $0.6158 | 21.61% | $0.2613 | 9.30% |
| Long-term capital gains | 1.3166 | 54.63% | 1.2950 | 45.44% | 0.3364 | 11.97% |
| Unrecaptured Section 1250 gain | 0.8141 | 33.78% | 0.6721 | 23.58% | 0.2408 | 8.57% |
| Return of capital | — | 0.00% | 0.2671 | 9.37% | 1.3918 | 49.53% |
| Qualified Dividends | 0.1666 | 6.91% | — | 0.00% | 0.5797 | 20.63% |
| | $2.4100 | 100.00% | $2.8500 | 100.00% | $ 2.810 | 100.00% |

For income tax purposes, distributions paid to preferred shareholders are classified as ordinary income, capital gain, or qualified dividends. For the years ended December 31, 2008, 2007 and 2006, the preferred distributions per depositary share were classified as follows:

| Series C Preferred Stock | 2007 | As a Percentage of Distributions | 2006 | As a Percentage of Distributions |
|---|---|---|---|---|
| Ordinary income | $0.1285 | 23.84% | $0.3972 | 18.42% |
| Long-term capital gains | 0.2703 | 50.14% | 0.5115 | 23.72% |
| Unrecaptured Section 1250 gain | 0.1403 | 26.02% | 0.3661 | 16.98% |
| Qualified Dividends | — | 0.00% | 0.8814 | 40.88% |
| | $0.5391 | 100.00% | $2.1562 | 100.00% |

| Series J Preferred Stock | 2008 | As a Percentage of Distributions | 2007 | As a Percentage of Distributions | 2006 | As a Percentage of Distributions |
|---|---|---|---|---|---|---|
| Ordinary income | $0.0847 | 4.68% | $0.4322 | 23.84% | 0.3227 | 18.42% |
| Long-term capital gains | 0.9902 | 54.63% | 0.9087 | 50.14% | 0.4156 | 23.72% |
| Unrecaptured Section 1250 gain | 0.6123 | 33.78% | 0.4716 | 26.02% | 0.2975 | 16.98% |
| Qualified Dividends | 0.1253 | 6.91% | — | 0.00% | 0.7163 | 40.88% |
| | $1.8125 | 100.00% | $1.8125 | 100.00% | 1.7521 | 100.00% |

| Series K Preferred Stock | 2008 | As a Percentage of Distributions | 2007 | As a Percentage of Distributions | 2006 | As a Percentage of Distributions |
|---|---|---|---|---|---|---|
| Ordinary income | $0.0847 | 4.68% | $0.4322 | 23.84% | 0.1215 | 18.42% |
| Long-term capital gains | 0.9902 | 54.63% | 0.9087 | 50.14% | 0.1564 | 23.72% |
| Unrecaptured Section 1250 gain | 0.6123 | 33.78% | 0.4716 | 26.02% | 0.1120 | 16.98% |
| Qualified Dividends | 0.1253 | 6.91% | — | 0.00% | 0.2696 | 40.88% |
| | $1.8125 | 100.00% | $1.8125 | 100.00% | 0.6595 | 100.00% |

The components of income tax benefit (expense) for the TRS for the years ended December 31, 2008, 2007 and 2006 are comprised of the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $5,114 | $(28,209) | $(39,531) |
| State | 814 | (4,934) | (7,734) |
| Foreign | (649) | — | — |
| **Deferred:** | | | |
| Federal | (526) | 3,977 | 3,548 |
| State | (107) | 571 | 695 |
| Foreign | 671 | — | — |
| | $5,317 | $(28,595) | $(43,022) |

In addition to income tax benefit (expense) recognized by the TRS, $1,028, $1,960 and $317 of state income tax expense was recognized by the Company and is included in income tax expense on the consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) of the TRS include the following as of December 31, 2008 and 2007.

| | 2008 | 2007 |
|---|---|---|
| Bad debt expense | $ 196 | $ 32 |
| Investment in Joint Ventures | 19,621 | 2,677 |
| Fixed assets | 9,625 | 8,204 |
| Prepaid rent | 494 | 215 |
| Capitalized general and administrative expense under 263A | 3,711 | 2,671 |
| Deferred losses/gains | 71 | 905 |
| Capitalized interest under 263A | — | 613 |
| Accrued contingency loss | 377 | 289 |
| Restricted stock | 2,326 | 2,744 |
| Accrual for Restructuring Costs | 751 | — |
| Abandoned Project Costs | 1,150 | — |
| State net operating loss carrying forward | 131 | — |
| Valuation Allowance | (19,501) | — |
| Other | 836 | — |
| Total deferred tax assets | $ 19,788 | $18,350 |
| Straight-line rent | (1,936) | (967) |
| Build to suit development | — | (97) |
| Fixed assets | (53) | (130) |
| Capitalized interest under 263(A) | (362) | — |
| Other | (243) | — |
| Total deferred tax liabilities | $ (2,594) | $ (1,194) |
| Total net deferred tax asset | $ 17,194 | $17,156 |

As of December 31, 2008 and 2007, the TRS had net deferred tax assets of $17,194 and $17,156, after valuation allowances of $19,501 and $0, respectively. Included in net income for the TRS for the year ended December 31, 2008 is $39,073 of impairment loss in Equity in Income of Joint Ventures recorded in accordance with APB 18 and SFAS 144. We recorded a valuation allowance to offset the deferred tax asset that was created by these impairments during the year ended December 31, 2008. We believe that it is more likely than not the results of future operations of the TRS will generate sufficient taxable income to recognize the net deferred tax asset. These future operations are dependent upon the TRS's profitability, the timing and amounts of gains on property sales and other factors affecting the results of operations of the TRS.

The TRS has a net operating loss carryforward related to state taxes of $131 at December 31, 2008. The TRS does not have any tax credit carryforwards.

The TRS's components of income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Tax expense associated with income from operations on sold properties which is included in discontinued operations | $ (456) | $ (2,094) | $ (3,644) |
| Tax expense associated with gains and losses on the sale of real estate which is included in discontinued operations | (3,732) | (36,032) | (47,511) |
| Tax expense associated with gains and losses on the sale of real estate | (3,782) | (3,082) | (2,119) |
| Income tax benefit | 13,287 | 12,613 | 10,252 |
| Income tax benefit (expense) | $ 5,317 | $(28,595) | $(43,022) |

The income tax benefit pertaining to income from continuing operations and gain on sale of real estate for the TRS differs from the amounts computed by applying the applicable federal statutory rate as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Tax benefit at federal rate related to continuing operations | $ 27,751 | $8,174 | $6,771 |
| State tax benefit, net of federal benefit | 2,734 | 1,006 | 808 |
| Non-deductible permanent items | (1,852) | (121) | (24) |
| Prior year provision to return adjustments | 7 | 436 | 484 |
| Change in valuation allowance | (19,501) | — | — |
| Foreign taxes, net | 337 | — | — |
| Other | 29 | 36 | 94 |
| Net income tax benefit | $ 9,505 | $9,531 | $8,133 |

We adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), on January 1, 2007. The adoption of FIN 48 had no effect on our financial statements as we had no unrecognized tax benefits. As of the adoption date, we had paid approximately $1,400 (representing taxes and interest) to the State of Michigan regarding business loss carryforwards for which we are currently litigating. That amount will favorably affect our effective income tax rate in future periods should we prevail.

On December 11, 2007, the Michigan Court of Claims rendered a decision against us regarding the business loss carryforwards. Also, the court ruled against us on an alternative position involving Michigan's Capital Acquisition Deduction. We filed an appeal to the Michigan Appeals Court in January 2008. However, as a result of the lower court's decision, $750 was accrued for both tax and financial statement purposes; therefore, there is no unrecognized tax benefit related to this issue.

We had no unrecognized tax benefits as of December 31, 2008 and 2007. To the extent we have unrecognized tax benefits in the future, it will be our policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

## 13. Restructuring Costs

During the three months ended December 31, 2008 the Compensation Committee of the Board of Directors committed the Company to a plan to reduce organizational and overhead costs. As a result of the plan we recorded as reorganization costs, a pre-tax charge of $27,349 to provide for employee severance and benefits ($24,825), costs associated with the termination of certain office leases ($1,162) and contract cancellation and other costs ($1,362) associated with implementing the restructuring plan for the year ended December 31, 2008. Included in employee severance costs is $9,585 of non-cash costs which represents the accelerated recognition of restricted stock for certain employees. At December 31, 2008 the Company has $6,695 included in Accounts Payable and Accrued Expenses related to severance obligations, remaining lease payments and other costs incurred but not yet paid. See Note 19.

## 14. Future Rental Revenues

Our properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under non-cancelable operating leases in effect as of December 31, 2008 are approximately as follows:

| | |
|---|---|
| 2009 | $ 251,308 |
| 2010 | 209,739 |
| 2011 | 163,201 |
| 2012 | 125,896 |
| 2013 | 94,312 |
| Thereafter | 453,157 |
| Total | $1,297,613 |

## 15. Stock Based Compensation

We maintain three stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are approximately 10.0 million shares reserved under the Stock Incentive Plans. Only officers, certain employees, our Independent Directors and our affiliates generally are eligible to participate in the Stock Incentive Plans.

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock/Unit awards, (iv) performance share awards and (v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive Plans in the event of a change in control in the Company. As of December 31, 2008, stock options and restricted stock/Units covering 1.0 million shares were outstanding and 1.3 million shares were available under the Stock

Incentive Plans. At December 31, 2008, all outstanding stock options are vested. Stock option transactions are summarized as follows:

| | Shares | Weighted Average Exercise Price | Exercise Price per Share | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2006 | 381,976 | $31.65 | $25.13-$33.15 | $5,823 |
| Exercised | (19,600) | $31.27 | $30.38-$33.13 | $ 230 |
| Expired or Terminated | (6,475) | $30.85 | $27.25-$33.13 | |
| Outstanding at December 31, 2007 | 355,901 | $31.68 | $25.13-$33.15 | $3,669 |
| Exercised | (6,300) | $27.58 | $25.13-$31.13 | $ 24 |
| Expired or Terminated | (71,000) | $31.13 | $31.13-$31.13 | |
| Outstanding at December 31, 2008 | 278,601 | $31.92 | $27.25-$33.15 | $ 0 |

The following table summarizes currently outstanding and exercisable options as of December 31, 2008:

| Range of Exercise Price | Number Outstanding and Exercisable | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
|---|---|---|---|
| $27.25-$30.53 | 95,601 | 2.37 | $30.03 |
| $31.05-$33.15 | 183,000 | 2.24 | $32.90 |

In September 1994, the Board of Directors approved and we adopted a 401(k)/Profit Sharing Plan. Under our 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. We may make, but are not required to make, matching contributions. For the years ended December 31, 2008, 2007 and 2006, we made matching contributions of $0, $542, and $451, respectively.

For the years ended December 31, 2008, 2007 and 2006, we awarded 588,628, 442,008, and 303,142 restricted stock awards to our employees having a fair value at grant date of $18,860, $20,882, and $11,519, respectively. We also awarded 21,945, 17,139, and 16,232 restricted stock awards to our directors having a fair value at grant date of $603, $688, and $633, respectively. Restricted stock awards granted to employees generally vest over a period of three years and restricted stock awards granted to directors generally vest over a period of three to ten years. For the years ended December 31, 2008, 2007 and 2006, we recognized $25,883, $14,150, and $9,624 in restricted stock amortization related to restricted stock awards, of which $1,519, $1,707, and $967, respectively, were capitalized in connection with development activities. At December 31, 2008, we have $16,556 in unearned compensation related to unvested restricted stock awards. The weighted average period that the unrecognized compensation is expected to be incurred is 1.11 years. We have not awarded options to our employees or our directors during the years ended December 31, 2008, 2007 and 2006, and therefore no stock-based employee compensation expense related to options is included in net income available to common stockholders.

Restricted stock transactions for the years ended December 31, 2008 and 2007 are summarized as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2006 | 778,535 | $35.49 |
| Issued | 459,147 | $46.98 |
| Vested | (272,745) | $37.74 |
| Forfeited | (54,971) | $39.59 |
| Outstanding at December 31, 2007 | 909,966 | $41.88 |
| Issued | 610,573 | $31.88 |
| Vested | (733,666) | $22.97 |
| Forfeited | (25,213) | $35.17 |
| Outstanding at December 31, 2008 | 761,660 | $36.00 |

On October 23, 2008, we granted stock appreciation rights (SARs) to our interim Chief Executive Officer that entitles him to a special cash payment equal to the appreciation in value of 75,000 shares of our common stock. The payment is to be based on the excess of the closing price of our common stock on October 22, 2009 over $7.94, the closing price on the grant date. The award fully vested during the three months ended December 31, 2008 upon his acceptance of the position.

The fair value of the stock appreciation rights was determined using the Black-Scholes option pricing model with the following assumptions:

| | December 31, 2008 |
|---|---|
| Stock price | $ 7.55 |
| Exercise price | $ 7.94 |
| Expected dividend yield | 17.6% |
| Expected stock volatility | 133.5% |
| Risk-free interest rate | 0.33% |
| Expected life (years) | 0.81 |
| Value | $ 2.62 |

During the three months ended December 31, 2008, we recognized compensation expense of $197 relating to the SARs.

## 16. Derivatives

As of December 31, 2008, we have two forward starting swaps with a total notional value of $119,500, which fixed the interest rate on forecasted debt to replace the 2009 Notes which come due in June 2009 (the "Forward Starting Agreements"). We designated the Forward Starting Agreements as cash flow hedges. We anticipate that the Forward Starting Agreements will be highly effective, and, as a result, the change in value is shown in other comprehensive income. We recorded $6,881 related to the Forward Starting Agreements in mark to market loss, which is included in other comprehensive income for the year ended December 31, 2008.

As of December 31, 2008, we also have an interest rate swap agreement with a notional value of $50,000 which fixed the LIBOR rate on a portion of our outstanding borrowings on our Unsecured Line of Credit at 2.4150% (the "Interest Rate Swap Agreement"). Monthly payments or receipts are treated as a component of interest expense. We designated this transaction as a cash flow hedge. We anticipate that the Interest Rate Swap Agreement will be highly effective, and, as a result, the change in the fair value is shown in other comprehensive income. We recorded $858 in mark to market loss, which is included in other comprehensive income for the year ended December 31, 2008.

On or after March 31, 2009, our Series F Preferred Stock is subject to a coupon rate reset. The coupon rate resets every quarter beginning March 31, 2009 at 2.375% plus the greater of i) the 30 year U.S. Treasury rate, ii) the 10 year U.S. Treasury rate or iii) 3-month LIBOR. In October 2008, we entered into an interest rate swap agreement with a notional value of $50,000 to mitigate our exposure to floating interest rates related to the forecasted reset rate of our Series F Preferred Stock (the "Series F Agreement"). This Series F Agreement fixes the 30-year U.S. Treasury rate at 5.2175%. SFAS 133 does not permit hedge accounting treatment related to equity instruments and therefore the mark to market gains or losses related to this agreement are recorded in the income statement. We recorded $3,073 in mark to market loss which is included in mark to market/loss on settlement of interest rate protection agreements for the year ended December 31, 2008.

The following is a summary of the terms of the forward starting swaps and the interest rate swaps and their fair values, which are included in other liabilities on the accompanying consolidated balance sheet as of December 31, 2008:

| Hedge Product | Notional Amount | Strike | Trade Date | Maturity Date | Fair Value |
|---|---|---|---|---|---|
| Forward-Starting Agreement | $ 59,750 | 4.0725% | January 2008 | May 15, 2014 | $ (3,429) |
| Forward-Starting Agreement | 59,750 | 4.0770% | January 2008 | May 15, 2014 | (3,452) |
| Interest Rate Swap Agreement | 50,000 | 2.4150% | March 2008 | April 1, 2010 | (858) |
| Series F Agreement | 50,000 | 5.2175% | October 2008 | October 1, 2013 | (3,073) |
| Total | $219,500 | | | Total | $(10,812) |

Additionally as of December 31, 2008, two of the Joint Ventures have interest rate protection agreements outstanding which effectively convert floating rate debt to fixed rate debt on a portion of their total variable debt. The hedge relationships are considered highly effective and as such, we have recorded our proportionate share of the mark to market gain (loss) in other comprehensive income. In the aggregate, we recorded $1,547 in mark to market loss (net of $610 of income tax benefit) which is included in mark to market of interest rate protection agreements in other comprehensive income for the year ended December 31, 2008. In the aggregate, we recorded $650 in mark to market loss (net of $254 of income tax benefit) which is included in other comprehensive income for the year ended December 31, 2007.

We adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments recorded at fair value. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table sets forth our financial liabilities that are accounted for at fair value on a recurring basis as of December 31, 2008:

| | | Fair Value Measurements at Reporting Date Using: | | |
|---|---|---|---|---|
| Description | December 31, 2008 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
| **Liabilities:** | | | | |
| Forward Starting Agreements | $6,881 | — | $6,881 | — |
| Interest Rate Swap Agreement | $ 858 | — | $ 858 | — |
| Series F Agreement | $3,073 | — | — | $3,073 |

The valuation of the forward starting swap agreements and the interest rate swap agreement are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each instrument. This analysis reflects the contractual terms of the agreements, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. In adjusting the fair value of the interest rate protection agreements for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. To comply with the provisions of SFAS 157, we incorporated credit valuation adjustments ("CVA") to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. However, assessing significance of inputs is a matter of judgment that should consider a variety of factors. One factor we consider is the CVA and its materiality to the overall valuation of the derivatives on the balance sheet and to their related changes in fair value. We believe the inputs obtained related to our CVAs are observable and therefore fall under Level 2 of the fair value hierarchy. Accordingly, the liabilities related to the Forward Starting Agreements and the Interest Rate Swap Agreement are classified as Level 2 amounts.

We utilize the same valuation technique as the forward swap agreement and the interest rate swap agreement, however, we consider the Series F Agreement to be classified as Level 3 in the fair value hierarchy due to a significant number of unobservable inputs. The Series F Agreement swaps a fixed rate 5.2175% for floating rate payments based on 30-year Treasury. No market observable prices exist for long-dated Treasuries past 30 years. Therefore, we have classified the Series F Agreement in its entirety as a Level 3.

Additionally for the year ended December 31, 2008, we determined that the carrying value of some of the Joint Ventures was greater than the fair value and accordingly, recorded impairment charges in accordance with APB 18 (See Note 5). The fair value of each Joint Venture was based on internal modeling techniques which included a number of subjective inputs. No observable market prices exist for the inputs used and therefore, we would classify the fair values of the Joint Ventures as Level 3.

The following table presents a reconciliation for our liabilities classified as Level 3 at December 31, 2008:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Derivatives |
|---|---|
| Beginning liability balance | $ — |
| Total unrealized losses | |
| Losses included in earnings | 3, 073 |
| Ending liability balance | $ 3,073 |

## 17. Related Party Transactions

We periodically engage in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the former President and Chief Executive Officer and a former director of the Company, is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2008, 2007 and 2006 this relative received approximately \$95, \$240 and \$341, respectively, in brokerage commissions or other fees for transactions with the Company and the Joint Ventures.

## 18. Commitments and Contingencies

In the normal course of business, we are involved in legal actions arising from the ownership of our properties. In our opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, our operations or our liquidity.

Seven properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price in excess of our depreciated cost of the asset. We have no notice of any exercise of any tenant purchase option.

We have committed to the construction of certain development projects totaling approximately 1.1 million square feet of GLA. The estimated total construction costs are approximately \$53,982. Of this amount, approximately \$11,932 remains to be funded. There can be no assurance that the actual completion cost will not exceed the estimated completion cost stated above.

At December 31, 2008, we had 16 letters of credit outstanding in the aggregate amount of \$5,580. These letters of credit expire between January 2009 and January 2010.

### Ground and Operating Lease Agreements

For the years ended December 31, 2008, 2007 and 2006, we recognized \$4,072, \$3,102 and \$2,737 in operating and ground lease expense.

Future minimum rental payments under the terms of all non-cancelable ground and operating leases under which we are the lessee, as of December 31, 2008, are as follows:

| | |
|---|---|
| 2009 | \$ 3,864 |
| 2010 | 3,450 |
| 2011 | 3,014 |
| 2012 | 2,236 |
| 2013 | 2,071 |
| Thereafter | 33,472 |
| Total | \$48,107 |

## 19. Subsequent Events

On January 21, 2009, we paid a fourth quarter 2008 distribution of \$0.25 per common share/unit, totaling approximately \$12,614.

From January 1, 2009 to February 20, 2009, we awarded 8,612 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately \$61 on the date of grant. The restricted common stock and units vest over a period of five years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2009 to February 20, 2009, we acquired one land parcel for a total estimated investment of approximately $208. There were no industrial properties sold during this period.

On February 25, 2009, the Board of Directors approved additional modifications to the restructuring plan consisting of further organizational and overhead cost reductions. We anticipate our total pre-tax restructuring costs to range between $32,900 and $33,500, including the $27,349 that was recorded for the year ended December 31, 2008. The additional modifications primarily consist of employee severance and benefits, office closing costs and other related costs.

## 20. Quarterly Financial Information (unaudited)

The following table summarizes our quarterly financial information. The first, second and third fiscal quarters of 2008 and all fiscal quarters in 2007 have been revised in accordance with FAS 144.

Net income available to common stockholders and basic and diluted EPS from net income available to common stockholders has not been affected.

| | Year Ended December 31, 2008 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Total Revenues | $113,553 | $128,891 | $138,476 | $145,374 |
| Equity in Income (Loss) of Joint Ventures | 3,302 | 3,268 | 725 | (40,473) |
| Minority Interest Allocable to Continuing Operations | 3,639 | 3,094 | 2,430 | 10,885 |
| Loss from Continuing Operations, Net of Income Tax and Minority Interest | (20,031) | (19,087) | (11,885) | (72,151) |
| Income from Discontinued Operations, Net of Income Tax | 78,982 | 71,397 | 23,635 | 5,359 |
| Minority Interest Allocable to Discontinued Operations | (10,078) | (8,588) | (2,933) | (643) |
| Gain on Sale of Real Estate, Net of Income Tax | 5,438 | 2,788 | — | — |
| Minority Interest Allocable to Gain on Sale of Real Estate | (694) | (326) | — | — |
| Net Income (Loss) | 53,617 | 46,184 | 8,817 | (67,435) |
| Preferred Stock Dividends | (4,857) | (4,857) | (4,857) | (4,857) |
| Net Income (Loss) Available to Common Stockholders | $ 48,760 | $ 41,327 | $ 3,960 | $ (72,292) |
| Basic and Diluted Earnings Per Share: | | | | |
| Loss From Continuing Operations | $ (0.47) | $ (0.50) | $ (0.39) | $ (1.77) |
| Income from Discontinued Operations | $ 1.60 | $ 1.46 | $ 0.48 | $ 0.11 |
| Net Income (Loss) Available to Common Stockholders | $ 1.13 | $ 0.96 | $ 0.09 | $ (1.66) |
| Weighted Average Shares Outstanding | 42,984 | 43,128 | 43,151 | 43,506 |

| | Year Ended December 31, 2007 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Total Revenues | $ 94,060 | $ 93,368 | $ 92,126 | $100,708 |
| Equity in Income of Joint Ventures | 5,631 | 11,626 | 6,376 | 6,412 |
| Minority Interest Allocable to Continuing Operations | 3,140 | 3,024 | 2,995 | 3,233 |
| Loss from Continuing Operations, Net of Income Tax and Minority Interest | (15,535) | (13,406) | (16,021) | (17,198) |
| Income from Discontinued Operations, Net of Income Tax | 55,268 | 57,602 | 57,333 | 72,093 |
| Minority Interest Allocable to Discontinued Operations | (6,997) | (7,223) | (7,207) | (9,199) |
| Gain on Sale of Real Estate, Net of Income Tax | 2,806 | 503 | 63 | 2,971 |
| Minority Interest Allocable to Gain Sale of Real Estate | (355) | (63) | (8) | (376) |
| Net Income | 35,187 | 37,413 | 34,160 | 48,291 |
| Preferred Stock Dividends | (5,935) | (5,671) | (4,857) | (4,857) |
| Less: Redemption of Preferred Stock | — | (2,017) | — | — |
| Net Income Available to Common Stockholders | $ 29,252 | $ 29,725 | $ 29,303 | $ 43,434 |
| Basic and Diluted Earnings Per Share: | | | | |
| Loss From Continuing Operations | $ (0.43) | $ (0.46) | $ (0.47) | $ (0.45) |
| Income from Discontinued Operations | $ 1.09 | $ 1.13 | $ 1.13 | $ 1.45 |
| Net Income Available to Common Stockholders | $ 0.66 | $ 0.67 | $ 0.66 | $ 1.00 |
| Weighted Average Shares Outstanding | 44,410 | 44,471 | 44,240 | 43,234 |

## 21. Pro Forma Financial Information (unaudited)

The following Pro Forma Condensed Statements of Operations for the years ended December 31, 2008 and 2007 (the "Pro Forma Statements") are presented as if the acquisition of 20 operating industrial properties between January 1, 2008 and December 31, 2008 had occurred at the beginning of each year. The Pro Forma Statements do not include acquisitions between January 1, 2008 and December 31, 2008 for industrial properties that were vacant upon purchase, were leased back to the sellers upon purchase or were subsequently sold before December 31, 2008. The Pro Forma Condensed Statements of Operations include all necessary adjustments to reflect the occurrence of purchases and sales of properties during 2008 as of January 1, 2008 and 2007.

The Pro Forma Statements are not necessarily indicative of what our results of operations would have been for the years ended December 31, 2008 and 2007, nor do they purport to present our future results of operations.

**Pro Forma Condensed Statements of Operations**

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| Pro Forma Revenues | $ 531,664 | $398,050 |
| Pro Forma Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Taxes | $(132,174) | $ (60,909) |
| Pro Forma Net Income Available to Common Stockholders | $ 24,956 | $150,761 |
| Per Share Data: | | |
| Pro Forma Basic and Diluted Earnings Per Share Data: | | |
| Loss from Continuing Operations Available to Common Stockholders | $ (3.06) | $ (1.38) |
| Net Income Available to Common Stockholders | $ 0.58 | $ 3.42 |

The following Pro Forma Condensed Statements of Operations for the years ended December 31, 2007 and 2006 (the "Pro Forma Statements") are presented as if the acquisition of 56 operating industrial properties between January 1, 2007 and December 31, 2007 had occurred at the beginning of each year. The Pro Forma Statements do not include acquisitions between January 1, 2007 and December 31, 2007 for industrial properties that were vacant upon purchase, were leased back to the sellers upon purchase or were subsequently sold before December 31, 2007. The Pro Forma Condensed Statements of Operations include all necessary adjustments to reflect the occurrence of purchases and sales of properties during 2006 as of January 1, 2007 and 2006.

The Pro Forma Statements are not necessarily indicative of what our results of operations would have been for the years ended December 31, 2007 and 2006, nor do they purport to present our future results of operations.

**Pro Forma Condensed Statements of Operations**

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| Pro Forma Revenues | $441,933 | $371,713 |
| Pro Forma Loss from Continuing Operations Available to Common Stockholders, Net of Minority Interest and Income Taxes | $ (44,798) | $ (49,248) |
| Pro Forma Net Income Available to Common Stockholders | $149,955 | $115,200 |
| Per Share Data: | | |
| Pro Forma Basic and Diluted Earnings Per Share Data: | | |
| Loss from Continuing Operations Available to Common Stockholders | $ (1.02) | $ (1.12) |
| Net Income Available to Common Stockholders | $ 3.40 | $ 2.62 |

# FIRST INDUSTRIAL REALTY TRUST, INC.
# SCHEDULE III:
# REAL ESTATE AND ACCUMULATED DEPRECIATION
# As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| **Atlanta** | | | | | | | | | | | |
| 4250 River Green Parkway | Duluth, GA | | $ 264 | $ 1,522 | $ 223 | $ 264 | $ 1,745 | $ 2,009 | $ 658 | 1994 | (l) |
| 3450 Corporate Parkway | Duluth, GA | | 506 | 2,904 | 455 | 506 | 3,359 | 3,865 | 1,270 | 1994 | (l) |
| 1650 GA Highway 155 | McDonough, GA | | 788 | 4,544 | 356 | 788 | 4,900 | 5,688 | 1,714 | 1994 | (l) |
| 1665 Dogwood Drive | Conyers, GA | | 635 | 3,662 | 317 | 635 | 3,979 | 4,614 | 1,377 | 1994 | (l) |
| 1715 Dogwood Drive | Conyers, GA | | 288 | 1,675 | 1,785 | 288 | 3,460 | 3,748 | 785 | 1994 | (l) |
| 11235 Harland Drive | Covington, GA | | 125 | 739 | 163 | 125 | 902 | 1,027 | 293 | 1994 | (l) |
| 4051 Southmeadow Parkway | Atlanta, GA | | 726 | 4,130 | 857 | 726 | 4,987 | 5,713 | 1,637 | 1994 | (l) |
| 4071 Southmeadow Parkway | Atlanta, GA | | 750 | 4,460 | 1,308 | 828 | 5,690 | 6,518 | 1,973 | 1994 | (l) |
| 4081 Southmeadow Parkway | Atlanta, GA | | 1,012 | 5,918 | 1,726 | 1,157 | 7,499 | 8,656 | 2,553 | 1994 | (l) |
| 370 Great Southwest Parkway(d) | Atlanta, GA | | 527 | 2,984 | 650 | 546 | 3,615 | 4,161 | 1,187 | 1996 | (l) |
| 955 Cobb Place | Kennesaw, GA | | 780 | 4,420 | 684 | 804 | 5,080 | 5,884 | 1,497 | 1997 | (l) |
| 1005 Sigman Road | Conyers, GA | | 566 | 3,134 | 419 | 574 | 3,545 | 4,119 | 780 | 1999 | (l) |
| 2050 East Park Drive | Conyers, GA | | 452 | 2,504 | 111 | 459 | 2,608 | 3,067 | 601 | 1999 | (l) |
| 1256 Oakbrook Drive | Norcross, GA | | 336 | 1,907 | 335 | 339 | 2,239 | 2,578 | 510 | 2001 | (l) |
| 1265 Oakbrook Drive | Norcross, GA | | 307 | 1,742 | 637 | 309 | 2,377 | 2,686 | 544 | 2001 | (l) |
| 1280 Oakbrook Drive | Norcross, GA | | 281 | 1,592 | 311 | 283 | 1,901 | 2,184 | 403 | 2001 | (l) |
| 1300 Oakbrook Drive | Norcross, GA | | 420 | 2,381 | 236 | 423 | 2,614 | 3,037 | 467 | 2001 | (l) |
| 1325 Oakbrook Drive | Norcross, GA | | 332 | 1,879 | 335 | 334 | 2,212 | 2,546 | 488 | 2001 | (l) |
| 1351 Oakbrook Drive | Norcross, GA | | 370 | 2,099 | 386 | 373 | 2,482 | 2,855 | 471 | 2001 | (l) |
| 1346 Oakbrook Drive | Norcross, GA | | 740 | 4,192 | 703 | 744 | 4,891 | 5,635 | 877 | 2001 | (l) |
| 1412 Oakbrook Drive | Norcross, GA | | 313 | 1,776 | 256 | 315 | 2,030 | 2,345 | 412 | 2001 | (l) |
| Greenwood Industrial Park | McDonough, GA | | 1,550 | — | 7,485 | 1,550 | 7,485 | 9,035 | 818 | 2004 | (l) |
| 3060 South Park Blvd | Ellenwood, GA | | 1,600 | 12,464 | 891 | 1,603 | 13,352 | 14,955 | 2,171 | 2003 | (l) |
| 46 Kent Drive | Cartersville, GA | | 794 | 2,252 | 6 | 798 | 2,254 | 3,052 | 303 | 2005 | (l) |
| 100 Dorris Williams Industrial-King | Atlanta, GA | (m) | 401 | 3,754 | 42 | 406 | 3,791 | 4,197 | 776 | 2005 | (l) |
| 605 Stonehill Diver | Atlanta, GA | | 485 | 1,979 | 27 | 490 | 2,001 | 2,491 | 761 | 2005 | (l) |
| 5095 Phillips Lee Drive | Atlanta, GA | | 735 | 3,627 | 254 | 740 | 3,876 | 4,616 | 890 | 2005 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost: Land | (b) Initial Cost: Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08: Land | Gross Amount Carried At Close of Period 12/31/08: Building and Improvements | Gross Amount Carried At Close of Period 12/31/08: Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 6514 Warren Drive | Norcross, GA | | 510 | 1,250 | (104) | 513 | 1,143 | 1,656 | 142 | 2005 | (l) |
| 6544 Warren Drive | Norcross, GA | | 711 | 2,310 | 65 | 715 | 2,371 | 3,086 | 370 | 2005 | (l) |
| 720 Industrial Boulevard | Dublin, GA | | 250 | 2,632 | 40 | 255 | 2,667 | 2,922 | 1,057 | 2005 | (l) |
| 5356 East Ponce DeLeon | One Mountain, GA | | 604 | 3,888 | (55) | 610 | 3,827 | 4,437 | 748 | 2005 | (l) |
| 5390 East Ponce DeLeon | One Mountain, GA | | 397 | 1,791 | (5) | 402 | 1,781 | 2,183 | 283 | 2005 | (l) |
| 1755 Enterprise Drive | Buford, GA | | 712 | 2,118 | 53 | 716 | 2,167 | 2,883 | 277 | 2006 | (l) |
| 4555 Atwater Court | Buford, GA | | 881 | 3,550 | 558 | 885 | 4,104 | 4,989 | 508 | 2006 | (l) |
| 80 Liberty Industrial Parkway | McDonough, GA | | 756 | 3,695 | 212 | 763 | 3,900 | 4,663 | 306 | 2007 | (l) |
| 596 Bonnie Valentine Way | Pendergrass, GA | | 2,580 | 21,730 | 1,203 | 2,594 | 22,919 | 25,513 | 786 | 2007 | (l) |
| 11415 Old Roswell Road | Alpharetta, GA | | 2,403 | 1,912 | 90 | 2,427 | 1,978 | 4,405 | 39 | 2008 | (l) |
| 195 & 197 Collins Boulevard | Athens, GA | | 1,410 | 5,344 | 65 | 1,426 | 5,393 | 6,819 | 1,994 | 2005 | (l) |
| **Baltimore** | | | | | | | | | | | |
| 1820 Portal | Baltimore, MD | | 884 | 4,891 | 454 | 899 | 5,330 | 6,229 | 1,418 | 1998 | (l) |
| 9700 Martin Luther King Hwy | Lanham, MD | | 700 | 1,920 | 555 | 700 | 2,475 | 3,175 | 646 | 2003 | (l) |
| 9730 Martin Luther King Hwy | Lanham, MD | | 500 | 955 | 508 | 500 | 1,463 | 1,963 | 388 | 2003 | (l) |
| 4621 Boston Way | Lanham, MD | | 1,100 | 3,070 | 601 | 1,100 | 3,671 | 4,771 | 780 | 2003 | (l) |
| 4720 Boston Way | Lanham, MD | | 1,200 | 2,174 | 541 | 1,200 | 2,715 | 3,915 | 695 | 2003 | (l) |
| 2250 Randolph Drive | Dulles, VA | | 3,200 | 8,187 | 36 | 3,208 | 8,215 | 11,423 | 1,234 | 2004 | (l) |
| 22630 Dulles Summit Court | Dulles, VA | | 2,200 | 9,346 | 131 | 2,206 | 9,471 | 11,677 | 1,446 | 2004 | (l) |
| 4201 Forbes Boulevard | Lanham, MD | | 356 | 1,823 | 417 | 375 | 2,221 | 2,596 | 460 | 2005 | (l) |
| 4370-4383 Lottsford Vista Road | Lanham, MD | | 279 | 1,358 | 171 | 296 | 1,512 | 1,808 | 227 | 2005 | (l) |
| 4400 Lottsford Vista Road | Lanham, MD | | 351 | 1,955 | 160 | 372 | 2,094 | 2,466 | 276 | 2005 | (l) |
| 4420 Lottsford Vista Road | Lanham, MD | | 539 | 2,196 | 241 | 568 | 2,408 | 2,976 | 372 | 2005 | (l) |
| 11204 McCormick Road | Hunt Valley, MD | | 1,017 | 3,132 | 104 | 1,038 | 3,215 | 4,253 | 506 | 2005 | (l) |
| 11110 Pepper Road | Hunt Valley, MD | | 918 | 2,529 | 271 | 938 | 2,780 | 3,718 | 445 | 2005 | (l) |
| 11100 Gilroy Road | Hunt Valley, MD | | 901 | 1,455 | 57 | 919 | 1,494 | 2,413 | 305 | 2005 | (l) |
| 318 Clubhouse | Hunt Valley, MD | | 701 | 1,691 | 14 | 718 | 1,688 | 2,406 | 363 | 2005 | (l) |
| 336 Clubhouse | Hunt Valley, MD | | 982 | 3,158 | 544 | 1,004 | 3,680 | 4,684 | 726 | 2005 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 10709 Gilroy Road | Hunt Valley, MD | | 913 | 2,705 | 46 | 913 | 2,751 | 3,664 | 556 | 2005 | (l) |
| 10707 Gilroy Road | Hunt Valley, MD | | 1,111 | 3,819 | 127 | 1,136 | 3,921 | 5,057 | 778 | 2005 | (l) |
| 38 Loveton Circle | Hunt Valley, MD | | 1,648 | 2,151 | (132) | 1,690 | 1,977 | 3,667 | 361 | 2005 | (l) |
| 7120-7132 Ambassador Road | Hunt Valley, MD | | 829 | 1,329 | 253 | 847 | 1,564 | 2,411 | 333 | 2005 | (l) |
| 7142 Ambassador Road | Hunt Valley, MD | | 924 | 2,876 | 415 | 942 | 3,273 | 4,215 | 345 | 2005 | (l) |
| 7144-7160 Ambassador Road | Hunt Valley, MD | | 979 | 1,672 | 145 | 1,000 | 1,796 | 2,796 | 450 | 2005 | (l) |
| 7223-7249 Ambassador Road | Hunt Valley, MD | | 1,283 | 2,674 | 232 | 1,311 | 2,878 | 4,189 | 752 | 2005 | (l) |
| 7200 Rutherford | Hunt Valley, MD | | 1,032 | 2,150 | 165 | 1,054 | 2,293 | 3,347 | 470 | 2005 | (l) |
| 2700 Lord Baltimore | Hunt Valley, MD | | 875 | 1,826 | 275 | 897 | 2,079 | 2,976 | 520 | 2005 | (l) |
| 9800 Martin Luther King Hwy | Lanham, MD | | 1,200 | 2,457 | 281 | 1,200 | 2,738 | 3,938 | 554 | 2003 | (l) |
| Baltimore Crossroads @95 | Baltimore, MD | | 2,640 | 270 | 13,041 | 2,823 | 13,128 | 15,951 | 558 | 2007 | (l) |
| **Central Pennsylvania** | | | | | | | | | | | |
| 1214-B Freedom Road | Cranberry Township, PA | | 31 | 994 | 613 | 200 | 1,438 | 1,638 | 930 | 1994 | (l) |
| 401 Russell Drive | Middletown, PA | | 262 | 857 | 1,699 | 287 | 2,531 | 2,818 | 1,462 | 1994 | (l) |
| 2700 Commerce Drive | Middletown, PA | | 196 | 997 | 714 | 206 | 1,701 | 1,907 | 1,014 | 1994 | (l) |
| 2701 Commerce Drive | Middletown, PA | | 141 | 859 | 1,174 | 164 | 2,010 | 2,174 | 1,042 | 1994 | (l) |
| 2780 Commerce Drive | Middletown, PA | | 113 | 743 | 1,206 | 209 | 1,853 | 2,062 | 1,081 | 1994 | (l) |
| 350 Old Silver Springs Road | Mechanicsburg, PA | | 510 | 2,890 | 5,776 | 541 | 8,635 | 9,176 | 2,185 | 1997 | (l) |
| 16522 Hunters Green Parkway | Hagerstown, MD | (n) | 1,390 | 13,104 | 3,903 | 1,863 | 16,534 | 18,397 | 2,311 | 2003 | (l) |
| 18212 Shawley Drive | Hagerstown, MD | | 1,000 | 5,847 | 1,193 | 1,016 | 7,024 | 8,040 | 974 | 2004 | (l) |
| 301 Railroad Avenue | Shiremanstown, PA | | 1,181 | 4,447 | 1,542 | 1,328 | 5,842 | 7,170 | 1,391 | 2005 | (l) |
| 431 Railroad Avenue | Shiremanstown, PA | | 1,293 | 7,164 | 1,911 | 1,341 | 9,027 | 10,368 | 1,734 | 2005 | (l) |
| Golden Eagle Business Center | Harrisburg, PA | | 585 | 3,176 | 161 | 601 | 3,321 | 3,922 | 444 | 2005 | (l) |
| 37 Valleyview Business Park | Jessup, PA | | 542 | — | 2,962 | 532 | 2,972 | 3,504 | 299 | 2004 | (l) |
| 1351 Eisenhower Blvd., Bldg 1 | Harrisburg, PA | | 382 | 2,343 | 29 | 387 | 2,367 | 2,754 | 290 | 2006 | (l) |
| 1351 Eisenhower Blvd., Bldg 2 | Harrisburg, PA | | 436 | 1,587 | (11) | 443 | 1,569 | 2,012 | 180 | 2006 | (l) |
| 320 Museum Road | Washington, PA | | 201 | 1,819 | 57 | 208 | 1,869 | 2,077 | 347 | 2005 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| **Chicago** | | | | | | | | | | | |
| 720-730 Landwehr Road | Northbrook, IL | | 521 | 2,982 | 1,415 | 521 | 4,397 | 4,918 | 1,843 | 1994 | (l) |
| 20W201 101st Street | Lemont, IL | | 967 | 5,554 | 626 | 968 | 6,179 | 7,147 | 2,164 | 1994 | (l) |
| 3600 West Pratt Avenue | Lincolnwood, IL | | 1,050 | 5,767 | 1,205 | 1,050 | 6,972 | 8,022 | 2,485 | 1994 | (l) |
| 6750 South Sayre Avenue | Bedford Park, IL | | 224 | 1,309 | 642 | 224 | 1,951 | 2,175 | 695 | 1994 | (l) |
| 585 Slawin Court | Mount Prospect, IL | | 611 | 3,505 | 2,055 | 615 | 5,556 | 6,171 | 1,568 | 1994 | (l) |
| 2300 Windsor Court | Addison, IL | | 688 | 3,943 | 1,023 | 696 | 4,958 | 5,654 | 1,745 | 1994 | (l) |
| 3505 Thayer Court | Aurora, IL | | 430 | 2,472 | 90 | 430 | 2,562 | 2,992 | 909 | 1994 | (l) |
| 305-311 Era Drive | Northbrook, IL | | 200 | 1,154 | 145 | 205 | 1,294 | 1,499 | 462 | 1994 | (l) |
| 12241 Melrose Street | Franklin Park, IL | | 332 | 1,931 | 1,334 | 469 | 3,128 | 3,597 | 1,024 | 1995 | (l) |
| 3150-3160 MacArthur Boulevard | Northbrook, IL | | 429 | 2,518 | 32 | 429 | 2,550 | 2,979 | 928 | 1994 | (l) |
| 365 North Avenue | Carol Stream, IL | | 1,081 | 6,882 | 3,897 | 1,111 | 10,749 | 11,860 | 3,737 | 1994 | (l) |
| 11939 S Central Avenue | Alsip, IL | | 1,208 | 6,843 | 3,477 | 1,305 | 10,223 | 11,528 | 2,555 | 1997 | (l) |
| 405 East Shawmut | LaGrange, IL | | 368 | 2,083 | 507 | 388 | 2,570 | 2,958 | 664 | 1997 | (l) |
| 1010-50 Sesame Street | Bensenville, IL | | 979 | 5,546 | 2,673 | 1,048 | 8,150 | 9,198 | 1,913 | 1997 | (l) |
| 7501 S. Pulaski | Chicago, IL | | 318 | 2,038 | 1,516 | 318 | 3,554 | 3,872 | 800 | 1997 | (l) |
| 2120-24 Roberts | Broadview, IL | | 220 | 1,248 | 491 | 231 | 1,728 | 1,959 | 606 | 1998 | (l) |
| 800 Business Center Drive | Mount Prospect, IL | | 631 | 3,493 | 237 | 666 | 3,695 | 4,361 | 745 | 2000 | (l) |
| 580 Slawin Court | Mount Prospect, IL | | 233 | 1,292 | 317 | 254 | 1,588 | 1,842 | 293 | 2000 | (l) |
| 1150 Feehanville Drive | Mount Prospect, IL | | 260 | 1,437 | 131 | 273 | 1,555 | 1,828 | 334 | 2000 | (l) |
| 19W661 101st Street | Lemont, IL | | 1,200 | 6,643 | 2,300 | 1,220 | 8,923 | 10,143 | 2,143 | 2001 | (l) |
| 175 Wall Street | Glendale Heights, IL | | 427 | 2,363 | 163 | 433 | 2,520 | 2,953 | 447 | 2002 | (l) |
| 800-820 Thorndale Avenue | Bensenville, IL | | 751 | 4,159 | 1,638 | 761 | 5,787 | 6,548 | 961 | 2002 | (l) |
| 1661 Feehanville Drive | Mount Prospect, IL | | 985 | 5,455 | 2,061 | 1,044 | 7,457 | 8,501 | 1,718 | 2004 | (l) |
| 1850 Touhy & 1158-60 McCage Ave | Elk Grove Village, IL | | 1,500 | 4,842 | 164 | 1,514 | 4,992 | 6,506 | 1,009 | 2004 | (l) |
| 1088-1130 Thorndale Avenue | Bensenville, IL | | 2,103 | 3,674 | 129 | 2,108 | 3,798 | 5,906 | 652 | 2005 | (l) |
| 855-891 Busse(Route 83) | Bensenville, IL | | 1,597 | 2,767 | (42) | 1,601 | 2,721 | 4,322 | 495 | 2005 | (l) |
| 1060-1074 W. Thorndale Ave. | Bensenville, IL | | 1,704 | 2,108 | 179 | 1,709 | 2,282 | 3,991 | 461 | 2005 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 400 Crossroads Parkway | Bolingbrook, IL | | 1,178 | 9,453 | 850 | 1,181 | 10,300 | 11,481 | 1,603 | 2005 | (l) |
| 7609 West Industrial Drive | Forest Park, IL | | 1,207 | 2,343 | 207 | 1,213 | 2,544 | 3,757 | 503 | 2005 | (l) |
| 7801 West Industrial Drive | Forest Park, IL | | 1,215 | 3,020 | 19 | 1,220 | 3,034 | 4,254 | 600 | 2005 | (l) |
| 825 East 26th Street | LaGrange Park, IL | | 1,547 | 2,078 | 2,761 | 1,617 | 4,769 | 6,386 | 844 | 2005 | (l) |
| 1111 Davis Road | Elgin, IL | | 998 | 1,859 | 833 | 1,046 | 2,644 | 3,690 | 706 | 2006 | (l) |
| 2900 W 166th St | Markham, IL | | 1,132 | 4,293 | 269 | 1,134 | 4,560 | 5,694 | 541 | 2007 | (l) |
| 555 W Algonquin Rd | Arlington Heights, IL | | 574 | 741 | 2,053 | 579 | 2,789 | 3,368 | 167 | 2007 | (l) |
| 7000 W 60th Street | Chicago, IL | | 609 | 932 | 106 | 667 | 980 | 1,647 | 161 | 2007 | (l) |
| 9501 Nevada | Franklin Park, IL | | 2721 | 5630 | 500 | 2,737 | 6,114 | 8,851 | 319 | 2008 | (l) |
| 1501 Oakton Street | Elk Grove Village, IL | | 3369 | 6121 | 69 | 3,412 | 6,147 | 9,559 | 267 | 2008 | (l) |
| 16500 W 103rd Street | Woodridge, IL | | 744 | 2458 | 101 | 760 | 2,544 | 3,304 | 85 | 2008 | (l) |
| 251 Airport Road | Aurora, IL | | 983 | — | 6,681 | 983 | 6,681 | 7,664 | 1,017 | 2002 | (l) |
| 725 Kimberly Drive | Carol Stream, IL | | 793 | 1,395 | 38 | 801 | 1,425 | 2,226 | 231 | 2005 | (l) |
| 17001 S. Vincennes | Thornton, IL | | 497 | 504 | 103 | 513 | 591 | 1,104 | 176 | 2005 | (l) |
| Rust-Oleum BTS | Kenosha, WI | | 4,100 | — | 18,418 | 3,212 | 19,306 | 22,518 | 76 | 2008 | (l) |
| **Cincinnati** | | | | | | | | | | | |
| 9900-9970 Princeton | Cincinnati, OH | | 545 | 3,088 | 1,887 | 566 | 4,954 | 5,520 | 1,676 | 1996 | (l) |
| 2940 Highland Avenue | Cincinnati, OH | | 1,717 | 9,730 | 1,794 | 1,772 | 11,469 | 13,241 | 3,559 | 1996 | (l) |
| 4700-4750 Creek Road | Blue Ash, OH | | 1,080 | 6,118 | 1,044 | 1,109 | 7,133 | 8,242 | 2,158 | 1996 | (l) |
| 901 Pleasant Valley Drive | Springboro, OH | | 304 | 1,721 | 333 | 316 | 2,042 | 2,358 | 560 | 1998 | (l) |
| 4436 Muhlhauser Road | Hamilton, OH | | 630 | — | 5,264 | 630 | 5,264 | 5,894 | 1,035 | 2002 | (l) |
| 4438 Muhlhauser Road | Hamilton, OH | | 779 | — | 6,795 | 779 | 6,795 | 7,574 | 1,227 | 2002 | (l) |
| 9345 Princeton-Glendale Road | West Chester, OH | | 818 | 1,648 | 419 | 840 | 2,045 | 2,885 | 428 | 2006 | (l) |
| 9525 Glades Drive | West Chester, OH | | 347 | 1,323 | 87 | 355 | 1,402 | 1,757 | 145 | 2007 | (l) |
| 9776-9876 Windisch Road | West Chester, OH | | 392 | 1,744 | 20 | 394 | 1,762 | 2,156 | 123 | 2007 | (l) |
| 9810-9822 Windisch Road | West Chester, OH | | 395 | 2,541 | 64 | 397 | 2,603 | 3,000 | 134 | 2007 | (l) |
| 9842-9862 Windisch Road | West Chester, OH | | 506 | 3,148 | 106 | 508 | 3,252 | 3,760 | 236 | 2007 | (l) |
| 9872-9898 Windisch Road | West Chester, OH | | 546 | 3,039 | 47 | 548 | 3,084 | 3,632 | 170 | 2007 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 9902-9922 Windisch Road | West Chester, OH | | 623 | 4,003 | 92 | 627 | 4,091 | 4,718 | 291 | 2007 | (l) |
| 420 Wars Corner Road | Loveland, OH | | 600 | 1,083 | 1,023 | 606 | 2,100 | 2,706 | 620 | 2003 | (l) |
| 422 Wards Corner Road | Loveland, OH | | 600 | 1,811 | 395 | 605 | 2,201 | 2,806 | 758 | 2003 | (l) |
| 4663 Dues Drive | West Chester, OH | | 858 | 2,273 | 1,183 | 875 | 3,439 | 4,314 | 1,213 | 2005 | (l) |
| 8181 Darrow Road | Twinsburg, OH | | 2478 | 6,791 | 78 | 2,496 | 6,852 | 9,348 | 248 | 2008 | (l) |
| **Cleveland** | | | | | | | | | | | |
| 2368 E. Enterprise Parkway | Twinsburg, OH | | 294 | 1,857 | 28 | 298 | 1,881 | 2,179 | 333 | 2006 | (l) |
| 30311 Emerald Valley Parkway | Glenwillow, OH | | 681 | 11,838 | 1,084 | 691 | 12,912 | 13,603 | 1,227 | 2006 | (l) |
| 30333 Emerald Valley Parkway | Glenwillow, OH | | 466 | 5,447 | 103 | 475 | 5,541 | 6,016 | 600 | 2006 | (l) |
| 7800 Cochran Road | Glenwillow, OH | | 972 | 7,033 | 146 | 991 | 7,160 | 8,151 | 769 | 2006 | (l) |
| 7900 Cochran Road | Glenwillow, OH | | 775 | 6,244 | 136 | 792 | 6,363 | 7,155 | 650 | 2006 | (l) |
| 7905 Cochran Road | Glenwillow, OH | | 920 | 6,174 | 100 | 945 | 6,249 | 7,194 | 624 | 2006 | (l) |
| 30600 Carter Street | Solon, OH | | 989 | 3,042 | 408 | 1,022 | 3,417 | 4,439 | 908 | 2006 | (l) |
| **Columbus** | | | | | | | | | | | |
| 3800 Lockbourne Industrial Pkwy | Columbus, OH | | 1,045 | 6,421 | 707 | 1,045 | 7,128 | 8,173 | 2,106 | 1996 | (l) |
| 3880 Groveport Road | Columbus, OH | | 1,955 | 12,154 | 675 | 1,955 | 12,829 | 14,784 | 4,156 | 1996 | (l) |
| 1819 North Walcutt Road | Columbus, OH | | 637 | 4,590 | (140) | 634 | 4,453 | 5,087 | 1,408 | 1997 | (l) |
| 4300 Cemetary Road | Hillard, OH | | 764 | 620 | — | 764 | 620 | 1,384 | 41 | 1997 | (l) |
| 4115 Leap Road(d) | Hillard, OH | | 756 | 4,297 | 1,471 | 756 | 5,768 | 6,524 | 1,427 | 1998 | (l) |
| 3300 Lockbourne | Columbus, OH | | 708 | 3,920 | 1,258 | 710 | 5,176 | 5,886 | 1,299 | 1998 | (l) |
| 1076 Pittsburgh Drive | Delaware, OH | (o) | 2,265 | 4,733 | 62 | 2,273 | 4,787 | 7,060 | 888 | 2005 | (l) |
| 6150 Huntley Road | Columbus, OH | | 920 | 4,810 | 8 | 925 | 4,813 | 5,738 | 564 | 2005 | (l) |
| 4985 Frusta Drive | Obetz, OH | | 318 | 837 | 344 | 326 | 1,173 | 1,499 | 238 | 2006 | (l) |
| 4600 S. Hamilton Road | Groveport, OH | | 681 | 5,941 | (142) | 688 | 5,792 | 6,480 | 496 | 2006 | (l) |
| 2200 Spiegel | Groveport, OH | | 780 | 3,205 | 308 | 793 | 3,500 | 4,293 | 208 | 2007 | (l) |
| 4311 Janitrol Road | Columbus, OH | | 662 | 4,332 | 829 | 675 | 5,148 | 5,823 | 411 | 2007 | (l) |
| **Dallas/Fort Worth** | | | | | | | | | | | |
| 2406-2416 Walnut Ridge | Dallas, TX | | 178 | 1,006 | 483 | 172 | 1,495 | 1,667 | 322 | 1997 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 2401-2419 Walnut Ridge | Dallas, TX | | 148 | 839 | 239 | 142 | 1,084 | 1,226 | 278 | 1997 | (l) |
| 900-906 Great Southwest Pkwy | Arlington, TX | | 237 | 1,342 | 596 | 270 | 1,905 | 2,175 | 598 | 1997 | (l) |
| 3000 West Commerce | Dallas, TX | | 456 | 2,584 | 526 | 469 | 3,097 | 3,566 | 837 | 1997 | (l) |
| 3030 Hansboro | Dallas, TX | | 266 | 1,510 | 529 | 276 | 2,029 | 2,305 | 500 | 1997 | (l) |
| 405-407 113th | Arlington, TX | | 181 | 1,026 | 429 | 185 | 1,451 | 1,636 | 334 | 1997 | (l) |
| 816 111th Street | Arlington, TX | | 251 | 1,421 | 169 | 258 | 1,583 | 1,841 | 491 | 1997 | (l) |
| 7341 Dogwood Park | Richland Hills, TX | | 79 | 435 | 82 | 84 | 512 | 596 | 145 | 1998 | (l) |
| 7427 Dogwood Park | Richland Hills, TX | | 96 | 532 | 572 | 102 | 1,098 | 1,200 | 326 | 1998 | (l) |
| 7348-54 Tower Street | Richland Hills, TX | | 88 | 489 | 283 | 94 | 766 | 860 | 216 | 1998 | (l) |
| 7339-41 Tower Street | Richland Hills, TX | | 98 | 541 | 188 | 104 | 723 | 827 | 179 | 1998 | (l) |
| 7437-45 Tower Street | Richland Hills, TX | | 102 | 563 | 85 | 108 | 642 | 750 | 163 | 1998 | (l) |
| 7331-59 Airport Freeway | Richland Hills, TX | | 354 | 1,958 | 395 | 372 | 2,335 | 2,707 | 609 | 1998 | (l) |
| 7338-60 Dogwood Park | Richland Hills, TX | | 106 | 587 | 127 | 112 | 708 | 820 | 171 | 1998 | (l) |
| 7450-70 Dogwood Park | Richland Hills, TX | | 106 | 584 | 127 | 112 | 705 | 817 | 173 | 1998 | (l) |
| 7423-49 Airport Freeway | Richland Hills, TX | | 293 | 1,621 | 360 | 308 | 1,966 | 2,274 | 506 | 1998 | (l) |
| 7400 Whitehall Street | Richland Hills, TX | | 109 | 603 | 91 | 115 | 688 | 803 | 193 | 1998 | (l) |
| 1602-1654 Terre Colony | Dallas, TX | | 458 | 2,596 | 765 | 468 | 3,351 | 3,819 | 640 | 2000 | (l) |
| 3330 Duncanville Road | Dallas, TX | | 197 | 1,114 | 68 | 199 | 1,180 | 1,379 | 247 | 2000 | (l) |
| 2351-2355 Merritt Drive | Garland, TX | | 101 | 574 | 112 | 103 | 684 | 787 | 140 | 2000 | (l) |
| 701-735 North Plano Road | Richardson, TX | | 696 | 3,944 | 217 | 705 | 4,152 | 4,857 | 891 | 2000 | (l) |
| 2220 Merritt Drive | Garland, TX | | 352 | 1,993 | 779 | 356 | 2,768 | 3,124 | 627 | 2000 | (l) |
| 2010 Merritt Drive | Garland, TX | | 350 | 1,981 | 598 | 357 | 2,572 | 2,929 | 608 | 2000 | (l) |
| 2363 Merritt Drive | Garland, TX | | 73 | 412 | 170 | 74 | 581 | 655 | 102 | 2000 | (l) |
| 2447 Merritt Drive | Garland, TX | | 70 | 395 | 77 | 71 | 471 | 542 | 95 | 2000 | (l) |
| 2465-2475 Merritt Drive | Garland, TX | | 91 | 514 | 145 | 92 | 658 | 750 | 125 | 2000 | (l) |
| 2485-2505 Merritt Drive | Garland, TX | | 431 | 2,440 | 562 | 436 | 2,997 | 3,433 | 587 | 2000 | (l) |
| 2081 Hutton Drive(e) | Carrollton, TX | | 448 | 2,540 | 438 | 453 | 2,973 | 3,426 | 570 | 2001 | (l) |
| 2110 Hutton Drive | Carrollton, TX | | 374 | 2,117 | 437 | 377 | 2,551 | 2,928 | 586 | 2001 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| 2025 McKenzie Drive | Carrollton, TX | | 437 | 2,478 | 351 | 442 | 2,824 | 3,266 | 557 | 2001 | (l) |
| 2019 McKenzie Drive | Carrollton, TX | | 502 | 2,843 | 519 | 507 | 3,357 | 3,864 | 726 | 2001 | (l) |
| 1420 Valwood Parkway — Bldg 1(d) | Carrollton, TX | | 460 | 2,608 | 717 | 466 | 3,319 | 3,785 | 636 | 2001 | (l) |
| 1620 Valwood Parkway(e) | Carrollton, TX | | 1,089 | 6,173 | 1,266 | 1,100 | 7,428 | 8,528 | 1,396 | 2001 | (l) |
| 1505 Luna Road — Bldg II | Carrollton, TX | | 167 | 948 | 70 | 169 | 1,016 | 1,185 | 202 | 2001 | (l) |
| 1625 West Crosby Road | Carrollton, TX | | 617 | 3,498 | 459 | 631 | 3,943 | 4,574 | 824 | 2001 | (l) |
| 2029-2035 McKenzie Drive | Carrollton, TX | | 306 | 1,870 | 699 | 306 | 2,569 | 2,875 | 790 | 2001 | (l) |
| 1840 Hutton Drive(d) | Carrollton, TX | | 811 | 4,597 | 757 | 819 | 5,346 | 6,165 | 1,040 | 2001 | (l) |
| 1420 Valwood Pkwy — Bldg II | Carrollton, TX | | 373 | 2,116 | 376 | 377 | 2,488 | 2,865 | 526 | 2001 | (l) |
| 2015 McKenzie Drive | Carrollton, TX | | 510 | 2,891 | 415 | 516 | 3,300 | 3,816 | 659 | 2001 | (l) |
| 2009 McKenzie Drive | Carrollton, TX | | 476 | 2,699 | 386 | 481 | 3,080 | 3,561 | 640 | 2001 | (l) |
| 1505 Luna Road — Bldg I | Carrollton, TX | | 521 | 2,953 | 476 | 529 | 3,421 | 3,950 | 773 | 2001 | (l) |
| 900-1100 Avenue S | Grand Prairie, TX | | 623 | 3,528 | 1,307 | 629 | 4,829 | 5,458 | 646 | 2002 | (l) |
| Plano Crossing(f) | Plano, TX | | 1,961 | 11,112 | 616 | 1,981 | 11,708 | 13,689 | 1,914 | 2002 | (l) |
| 7413A-C Dogwood Park | Richland Hills, TX | | 110 | 623 | 125 | 111 | 747 | 858 | 115 | 2002 | (l) |
| 7450 Tower Street | Richland Hills, TX | | 36 | 204 | 191 | 36 | 395 | 431 | 106 | 2002 | (l) |
| 7436 Tower Street | Richland Hills, TX | | 57 | 324 | 162 | 58 | 485 | 543 | 118 | 2002 | (l) |
| 7426 Tower Street | Richland Hills, TX | | 76 | 429 | 146 | 76 | 575 | 651 | 103 | 2002 | (l) |
| 7427-7429 Tower Street | Richland Hills, TX | | 75 | 427 | 20 | 76 | 446 | 522 | 69 | 2002 | (l) |
| 2840-2842 Handley Ederville Rd | Richland Hills, TX | | 112 | 635 | 71 | 113 | 705 | 818 | 124 | 2002 | (l) |
| 7451-7477 Airport Freeway | Richland Hills, TX | | 256 | 1,453 | 218 | 259 | 1,668 | 1,927 | 315 | 2002 | (l) |
| 7415 Whitehall Street | Richland Hills, TX | | 372 | 2,107 | 218 | 375 | 2,322 | 2,697 | 413 | 2002 | (l) |
| 7450 Whitehall Street | Richland Hills, TX | | 104 | 591 | 110 | 105 | 700 | 805 | 103 | 2002 | (l) |
| 300 Wesley Way | Richland Hills, TX | | 208 | 1,181 | 18 | 211 | 1,196 | 1,407 | 187 | 2002 | (l) |
| 825-827 Avenue H(d) | Arlington, TX | | 600 | 3,006 | 248 | 604 | 3,250 | 3,854 | 670 | 2004 | (l) |
| 1013-31 Avenue M | Grand Prairie, TX | | 300 | 1,504 | 83 | 302 | 1,585 | 1,887 | 332 | 2004 | (l) |
| 1172-84 113th Street(d) | Grand Prairie, TX | | 700 | 3,509 | 156 | 704 | 3,661 | 4,365 | 670 | 2004 | (l) |
| 1200-16 Avenue H(d) | Arlington, TX | | 600 | 2,846 | 92 | 604 | 2,934 | 3,538 | 588 | 2004 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost: Land | (b) Initial Cost: Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08: Land | Gross Amount Carried At Close of Period 12/31/08: Building and Improvements | Gross Amount Carried At Close of Period 12/31/08: Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 1322-66 N. Carrier Parkway(e) | Grand Prairie, TX | | 1,000 | 5,012 | 163 | 1,006 | 5,169 | 6,175 | 929 | 2004 | (l) |
| 2401-2407 Centennial Dr. | Arlington, TX | | 600 | 2,534 | 209 | 604 | 2,739 | 3,343 | 564 | 2004 | (l) |
| 3111 West Commerce Street | Dallas, TX | | 1,000 | 3,364 | 63 | 1,011 | 3,416 | 4,427 | 692 | 2004 | (l) |
| 9150 West Royal Lane | Irving, TX | | 818 | 3,767 | 278 | 820 | 4,043 | 4,863 | 617 | 2005 | (l) |
| 13800 Senlac Drive | Farmers Ranch, TX | | 823 | 4,042 | 12 | 825 | 4,052 | 4,877 | 781 | 2005 | (l) |
| 801-831 S. Great Southwest Pkwy(g) | Grand Prairie, TX | | 2,581 | 16,556 | 635 | 2,586 | 17,186 | 19,772 | 4,454 | 2005 | (l) |
| 801-842 Heinz Way | Grand Prairie, TX | | 599 | 3,327 | 142 | 601 | 3,467 | 4,068 | 612 | 2005 | (l) |
| 901-937 Heinz Way | Grand Prairie, TX | | 493 | 2,758 | (14) | 481 | 2,756 | 3,237 | 537 | 2005 | (l) |
| 2900 Avenue E | Arlington, TX | | 296 | — | 2,054 | 296 | 2,054 | 2,350 | 194 | 2005 | (l) |
| 7451 Dogwood Park | Richland Hills, TX | | 133 | 753 | 25 | 134 | 777 | 911 | 129 | 2002 | (l) |
| 2104 Hutton Drive | Carrollton, TX | | 246 | 1,393 | 149 | 249 | 1,539 | 1,788 | 296 | 2001 | (l) |
| 3301 Century Circle | Irving, TX | | 760 | 3,856 | (16) | 771 | 3,829 | 4,600 | 203 | 2007 | (l) |
| 202-210 N Great Southwest Prkwy | Grand Prairie, TX | | 870 | 2,754 | 75 | 892 | 2,807 | 3,699 | 165 | 2008 | (l) |
| 3730 Wheeler Avenue | Fort Smith, AR | | 720 | 2,800 | 28 | 726 | 2,822 | 3,548 | 244 | 2006 | (l) |
| First Garland District Center 2 | Garland, TX | | 1,912 | — | 14,459 | 1,947 | 14,424 | 16,371 | 337 | 2008 | (l) |
| **Denver** | | | | | | | | | | | |
| 4785 Elati | Denver, CO | | 173 | 981 | 89 | 175 | 1,068 | 1,243 | 312 | 1997 | (l) |
| 4770 Fox Street | Denver, CO | | 132 | 750 | 74 | 134 | 822 | 956 | 229 | 1997 | (l) |
| 3871 Revere | Denver, CO | | 361 | 2,047 | 620 | 368 | 2,660 | 3,028 | 828 | 1997 | (l) |
| 4570 Ivy Street | Denver, CO | | 219 | 1,239 | 171 | 220 | 1,409 | 1,629 | 418 | 1997 | (l) |
| 5855 Stapleton Drive North | Denver, CO | | 288 | 1,630 | 228 | 290 | 1,856 | 2,146 | 544 | 1997 | (l) |
| 5885 Stapleton Drive North | Denver, CO | | 376 | 2,129 | 279 | 380 | 2,404 | 2,784 | 670 | 1997 | (l) |
| 5977-5995 North Broadway | Denver, CO | | 268 | 1,518 | 374 | 271 | 1,889 | 2,160 | 533 | 1997 | (l) |
| 2952-5978 North Broadway | Denver, CO | | 414 | 2,346 | 831 | 422 | 3,169 | 3,591 | 923 | 1997 | (l) |
| 4721 Ironton Street | Denver, CO | | 232 | 1,313 | 710 | 236 | 2,019 | 2,255 | 765 | 1997 | (l) |
| 445 Bryant Street | Denver, CO | | 1,829 | 10,219 | 1,870 | 1,829 | 12,089 | 13,918 | 3,315 | 1998 | (l) |
| East 47th Drive — A | Denver, CO | | 441 | 2,689 | (31) | 441 | 2,658 | 3,099 | 782 | 1997 | (l) |
| 9500 West 49th Street — A | Wheatridge, CO | | 283 | 1,625 | 243 | 287 | 1,864 | 2,151 | 737 | 1997 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 9500 West 49th Street — B | Wheatridge, CO | | 225 | 1,272 | 108 | 227 | 1,378 | 1,605 | 390 | 1997 | (l) |
| 9500 West 49th Street — C | Wheatridge, CO | | 600 | 3,409 | 100 | 601 | 3,508 | 4,109 | 1,022 | 1997 | (l) |
| 9500 West 49th Street — D | Wheatridge, CO | | 246 | 1,537 | 115 | 247 | 1,651 | 1,898 | 474 | 1997 | (l) |
| 451-591 East 124th Avenue | Littleton, CO | | 383 | 2,145 | 815 | 383 | 2,960 | 3,343 | 1,172 | 1997 | (l) |
| 608 Garrison Street | Lakewood, CO | | 265 | 1,501 | 376 | 269 | 1,873 | 2,142 | 548 | 1997 | (l) |
| 610 Garrison Street | Lakewood, CO | | 264 | 1,494 | 350 | 268 | 1,840 | 2,108 | 529 | 1997 | (l) |
| 15000 West 6th Avenue | Golden, CO | | 913 | 5,174 | 1,096 | 918 | 6,265 | 7,183 | 2,013 | 1997 | (l) |
| 14998 West 6th Avenue Bldg E | Golden, CO | | 565 | 3,199 | 239 | 570 | 3,433 | 4,003 | 984 | 1997 | (l) |
| 14998 West 6th Avenue Bldg F | Englewood, CO | | 269 | 1,525 | 31 | 273 | 1,552 | 1,825 | 435 | 1997 | (l) |
| 12503 East Euclid Drive | Denver, CO | | 1,208 | 6,905 | 947 | 1,208 | 7,852 | 9,060 | 2,388 | 1997 | (l) |
| 6547 South Racine Circle | Denver, CO | | 739 | 4,241 | 406 | 739 | 4,647 | 5,386 | 1,322 | 1997 | (l) |
| 1600 South Abilene | Aurora, CO | | 465 | 2,633 | 67 | 467 | 2,698 | 3,165 | 763 | 1997 | (l) |
| 1620 South Abilene | Aurora, CO | | 268 | 1,520 | 70 | 270 | 1,588 | 1,858 | 447 | 1997 | (l) |
| 1640 South Abilene | Aurora, CO | | 368 | 2,085 | 104 | 382 | 2,175 | 2,557 | 611 | 1997 | (l) |
| 13900 East Florida Ave | Aurora, CO | | 189 | 1,071 | 115 | 190 | 1,185 | 1,375 | 340 | 1997 | (l) |
| 11701 East 53rd Avenue | Denver, CO | | 416 | 2,355 | 193 | 422 | 2,542 | 2,964 | 751 | 1997 | (l) |
| 5401 Oswego Street | Denver, CO | | 273 | 1,547 | 428 | 278 | 1,970 | 2,248 | 695 | 1997 | (l) |
| 3811 Joilet | Denver, CO | | 735 | 4,166 | 448 | 752 | 4,597 | 5,349 | 1,212 | 1998 | (l) |
| 14818 West 6th Avenue Bldg A | Golden, CO | | 468 | 2,799 | 391 | 468 | 3,190 | 3,658 | 910 | 1997 | (l) |
| 14828 West 6th Avenue Bldg B | Golden, CO | | 503 | 2,942 | 379 | 503 | 3,321 | 3,824 | 1,053 | 1997 | (l) |
| 12055 E 49th Ave/4955 Peoria | Denver, CO | | 298 | 1,688 | 499 | 305 | 2,180 | 2,485 | 669 | 1998 | (l) |
| 4940-4950 Paris | Denver, CO | | 152 | 861 | 184 | 156 | 1,041 | 1,197 | 270 | 1998 | (l) |
| 4970 Paris | Denver, CO | | 95 | 537 | 121 | 97 | 656 | 753 | 168 | 1998 | (l) |
| 7367 South Revere Parkway | Englewood, CO | | 926 | 5,124 | 755 | 934 | 5,871 | 6,805 | 1,554 | 1998 | (l) |
| 8200 East Park Meadows Drive(d) | Lone Tree, CO | | 1,297 | 7,348 | 976 | 1,304 | 8,317 | 9,621 | 1,851 | 2000 | (l) |
| 3250 Quentin(d) | Aurora, CO | | 1,220 | 6,911 | 457 | 1,230 | 7,358 | 8,588 | 1,538 | 2000 | (l) |
| 8835 W. 116th Street | Broomfield, CO | | 1,151 | 6,523 | 975 | 1,304 | 7,345 | 8,649 | 1,145 | 2003 | (l) |
| 18150 E. 32nd Street | Aurora, CO | | 563 | 3,188 | 803 | 572 | 3,982 | 4,554 | 1,003 | 2004 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 8820 W. 116th Street | Broomfield, CO | | 338 | 1,918 | 282 | 372 | 2,166 | 2,538 | 321 | 2003 | (l) |
| 3400 Fraser Street | Aurora, CO | | 616 | 3,593 | 9 | 620 | 3,598 | 4,218 | 553 | 2005 | (l) |
| 7005 East 46th Avenue | Denver, CO | | 512 | 2,025 | 19 | 517 | 2,039 | 2,556 | 254 | 2005 | (l) |
| Hilltop Business Center I — Bldg. B | Littleton, CO | | 739 | — | 3,536 | 781 | 3,494 | 4,275 | 852 | 2000 | (l) |
| Jeffco Business Center A | Broomfield, CO | | 312 | — | 1,404 | 370 | 1,346 | 1,716 | 243 | 2001 | (l) |
| Park Centre A | Westminister, CO | | 441 | — | 4,489 | 441 | 4,489 | 4,930 | 1,396 | 2000 | (l) |
| Park Centre B | Westminister, CO | | 374 | — | 3,156 | 374 | 3,156 | 3,530 | 684 | 2000 | (l) |
| Park Centre C | Westminister, CO | | 374 | — | 2,924 | 374 | 2,924 | 3,298 | 670 | 2000 | (l) |
| Park Centre D | Westminister, CO | | 441 | — | 3,839 | 441 | 3,839 | 4,280 | 955 | 2001 | (l) |
| 4001 Salazar Way | Frederick, CO | | 1,271 | 6,508 | 26 | 1,276 | 6,529 | 7,805 | 755 | 2006 | (l) |
| 1690 S. Abilene | Aurora, CO | | 406 | 2,814 | 83 | 411 | 2,892 | 3,303 | 372 | 2006 | (l) |
| 5909-5915 N. Broadway | Denver, CO | | 495 | 1,268 | 202 | 500 | 1,465 | 1,965 | 243 | 2006 | (l) |
| 9586 Interstate 25 East Frontage | Longmont, CO | | 898 | 5,038 | 12 | 967 | 4,981 | 5,948 | 643 | 2005 | (l) |
| 555 Corporate Circle | Golden, CO | | 397 | 2,673 | (51) | 448 | 2,571 | 3,019 | 280 | 2006 | (l) |
| **Detroit** | | | | | | | | | | | |
| 1731 Thorncroft | Troy, MI | | 331 | 1,904 | 173 | 331 | 2,077 | 2,408 | 766 | 1994 | (l) |
| 1653 E. Maple | Troy, MI Plymouth | | 192 | 1,104 | 156 | 192 | 1,260 | 1,452 | 440 | 1994 | (l) |
| 47461 Clipper | Township, MI | | 122 | 723 | 128 | 122 | 851 | 973 | 320 | 1994 | (l) |
| 238 Executive Drive | Troy, MI | | 52 | 173 | 494 | 100 | 619 | 719 | 553 | 1994 | (l) |
| 301 Executive Drive | Troy, MI | | 71 | 293 | 731 | 133 | 962 | 1,095 | 880 | 1994 | (l) |
| 449 Executive Drive | Troy, MI | | 125 | 425 | 1,030 | 218 | 1,362 | 1,580 | 1,217 | 1994 | (l) |
| 501 Executive Drive | Troy, MI | | 71 | 236 | 678 | 129 | 856 | 985 | 570 | 1994 | (l) |
| 451 Robbins Drive | Troy, MI | | 96 | 448 | 874 | 192 | 1,226 | 1,418 | 1,089 | 1994 | (l) |
| 1095 Crooks Road | Troy, MI | | 331 | 1,017 | 2,225 | 360 | 3,213 | 3,573 | 1,531 | 1994 | (l) |
| 1416 Meijer Drive | Troy, MI | | 94 | 394 | 520 | 121 | 887 | 1,008 | 624 | 1994 | (l) |
| 1624 Meijer Drive | Troy, MI | | 236 | 1,406 | 940 | 373 | 2,209 | 2,582 | 1,566 | 1994 | (l) |
| 1972 Meijer Drive | Troy, MI | | 315 | 1,301 | 738 | 372 | 1,982 | 2,354 | 1,334 | 1994 | (l) |
| 1621 Northwood Drive | Troy, MI | | 85 | 351 | 1,028 | 215 | 1,249 | 1,464 | 1,140 | 1994 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 1707 Northwood Drive | Troy, MI | | 95 | 262 | 1,383 | 239 | 1,501 | 1,740 | 1,042 | 1994 | (l) |
| 1788 Northwood Drive | Troy, MI | | 50 | 196 | 546 | 103 | 689 | 792 | 605 | 1994 | (l) |
| 1821 Northwood Drive | Troy, MI | | 132 | 523 | 757 | 220 | 1,192 | 1,412 | 1,161 | 1994 | (l) |
| 1826 Northwood Drive | Troy, MI | | 55 | 208 | 484 | 103 | 644 | 747 | 551 | 1994 | (l) |
| 1864 Northwood Drive | Troy, MI | | 57 | 190 | 437 | 107 | 577 | 684 | 572 | 1994 | (l) |
| 2277 Elliott Avenue | Troy, MI | | 48 | 188 | 503 | 104 | 635 | 739 | 579 | 1994 | (l) |
| 2451 Elliott Avenue | Troy, MI | | 78 | 319 | 779 | 164 | 1,012 | 1,176 | 910 | 1994 | (l) |
| 2730 Research Drive | Rochester Hills, MI | | 903 | 4,215 | 1,402 | 903 | 5,617 | 6,520 | 3,200 | 1994 | (l) |
| 2791 Research Drive | Rochester Hills, MI | | 557 | 2,731 | 719 | 560 | 3,447 | 4,007 | 1,980 | 1994 | (l) |
| 2871 Research Drive | Rochester Hills, MI | | 324 | 1,487 | 651 | 327 | 2,135 | 2,462 | 1,158 | 1994 | (l) |
| 3011 Research Drive | Rochester Hills, MI | | 457 | 2,104 | 406 | 457 | 2,510 | 2,967 | 1,625 | 1994 | (l) |
| 2870 Technology Drive | Rochester Hills, MI | | 275 | 1,262 | 283 | 279 | 1,541 | 1,820 | 984 | 1994 | (l) |
| 2900 Technology Drive | Rochester Hills, MI | | 214 | 977 | 536 | 219 | 1,508 | 1,727 | 863 | 1994 | (l) |
| 2930 Technology Drive | Rochester Hills, MI | | 131 | 594 | 379 | 138 | 966 | 1,104 | 519 | 1994 | (l) |
| 2950 Technology Drive | Rochester Hills, MI | | 178 | 819 | 374 | 185 | 1,186 | 1,371 | 648 | 1994 | (l) |
| 23014 Commerce Drive | Farmington Hills, MI | | 39 | 203 | 178 | 56 | 364 | 420 | 241 | 1994 | (l) |
| 23028 Commerce Drive | Farmington Hills, MI | | 98 | 507 | 278 | 125 | 758 | 883 | 520 | 1994 | (l) |
| 23035 Commerce Drive | Farmington Hills, MI | | 71 | 355 | 263 | 93 | 596 | 689 | 435 | 1994 | (l) |
| 23042 Commerce Drive | Farmington Hills, MI | | 67 | 277 | 310 | 89 | 565 | 654 | 410 | 1994 | (l) |
| 23065 Commerce Drive | Farmington Hills, MI | | 71 | 408 | 207 | 93 | 593 | 686 | 402 | 1994 | (l) |
| 23070 Commerce Drive | Farmington Hills, MI | | 112 | 442 | 346 | 125 | 775 | 900 | 541 | 1994 | (l) |
| 23079 Commerce Drive | Farmington Hills, MI | | 68 | 301 | 216 | 79 | 506 | 585 | 347 | 1994 | (l) |
| 23093 Commerce Drive | Farmington Hills, MI | | 211 | 1,024 | 844 | 295 | 1,784 | 2,079 | 1,295 | 1994 | (l) |
| 23135 Commerce Drive | Farmington Hills, MI | | 146 | 701 | 344 | 158 | 1,033 | 1,191 | 617 | 1994 | (l) |
| 23163 Commerce Drive | Farmington Hills, MI | | 111 | 513 | 342 | 138 | 828 | 966 | 520 | 1994 | (l) |
| 23177 Commerce Drive | Farmington Hills, MI | | 175 | 1,007 | 596 | 254 | 1,524 | 1,778 | 977 | 1994 | (l) |
| 23206 Commerce Drive | Farmington Hills, MI | | 125 | 531 | 349 | 137 | 868 | 1,005 | 587 | 1994 | (l) |
| 23370 Commerce Drive | Farmington Hills, MI | | 59 | 233 | 174 | 66 | 400 | 466 | 315 | 1994 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost: Land | (b) Initial Cost: Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08: Land | Gross Amount Carried At Close of Period 12/31/08: Building and Improvements | Gross Amount Carried At Close of Period 12/31/08: Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 1451 East Lincoln Avenue | Madison Heights, MI | | 299 | 1,703 | 273 | 306 | 1,969 | 2,275 | 680 | 1995 | (l) |
| 4400 Purks Drive | Auburn Hills, MI | | 602 | 3,410 | 3,205 | 612 | 6,605 | 7,217 | 1,990 | 1995 | (l) |
| 6515 Cobb Drive | Sterling Heights, MI | | 305 | 1,753 | 325 | 305 | 2,078 | 2,383 | 746 | 1994 | (l) |
| 32450 N Avis Drive | Madison Heights, MI | | 281 | 1,590 | 193 | 286 | 1,778 | 2,064 | 559 | 1996 | (l) |
| 12707 Eckles Road | Plymouth Township, MI | | 255 | 1,445 | 235 | 267 | 1,668 | 1,935 | 484 | 1996 | (l) |
| 9300-9328 Harrison Rd | Romulus, MI | | 147 | 834 | 404 | 154 | 1,231 | 1,385 | 332 | 1996 | (l) |
| 9330-9358 Harrison Rd | Romulus, MI | | 81 | 456 | 277 | 85 | 729 | 814 | 214 | 1996 | (l) |
| 28420-28448 Highland Rd | Romulus, MI | | 143 | 809 | 172 | 149 | 975 | 1,124 | 327 | 1996 | (l) |
| 28450-28478 Highland Rd | Romulus, MI | | 81 | 461 | 258 | 85 | 715 | 800 | 198 | 1996 | (l) |
| 28421-28449 Highland Rd | Romulus, MI | | 109 | 617 | 404 | 114 | 1,016 | 1,130 | 285 | 1996 | (l) |
| 28451-28479 Highland Rd | Romulus, MI | | 107 | 608 | 322 | 112 | 925 | 1,037 | 271 | 1996 | (l) |
| 28825-28909 Highland Rd | Romulus, MI | | 70 | 395 | 314 | 73 | 706 | 779 | 215 | 1996 | (l) |
| 28933-29017 Highland Rd | Romulus, MI | | 112 | 634 | 322 | 117 | 951 | 1,068 | 283 | 1996 | (l) |
| 28824-28908 Highland Rd | Romulus, MI | | 134 | 760 | 221 | 140 | 975 | 1,115 | 295 | 1996 | (l) |
| 28932-29016 Highland Rd | Romulus, MI | | 123 | 694 | 311 | 128 | 1,000 | 1,128 | 346 | 1996 | (l) |
| 9710-9734 Harrison Rd | Romulus, MI | | 125 | 706 | 95 | 130 | 796 | 926 | 239 | 1996 | (l) |
| 9740-9772 Harrison Rd | Romulus, MI | | 132 | 749 | 235 | 138 | 978 | 1,116 | 292 | 1996 | (l) |
| 9840-9868 Harrison Rd | Romulus, MI | | 144 | 815 | 169 | 151 | 977 | 1,128 | 296 | 1996 | (l) |
| 9800-9824 Harrison Rd | Romulus, MI | | 117 | 664 | 127 | 123 | 785 | 908 | 244 | 1996 | (l) |
| 29265-29285 Airport Dr | Romulus, MI | | 140 | 794 | 214 | 147 | 1,001 | 1,148 | 302 | 1996 | (l) |
| 29185-29225 Airport Dr | Romulus, MI | | 140 | 792 | 307 | 146 | 1,093 | 1,239 | 326 | 1996 | (l) |
| 29149-29165 Airport Dr | Romulus, MI | | 216 | 1,225 | 379 | 226 | 1,594 | 1,820 | 547 | 1996 | (l) |
| 29101-29115 Airport Dr | Romulus, MI | | 130 | 738 | 297 | 136 | 1,029 | 1,165 | 340 | 1996 | (l) |
| 29031-29045 Airport Dr | Romulus, MI | | 124 | 704 | 168 | 130 | 866 | 996 | 261 | 1996 | (l) |
| 29050-29062 Airport Dr | Romulus, MI | | 127 | 718 | 117 | 133 | 829 | 962 | 252 | 1996 | (l) |
| 29120-29134 Airport Dr | Romulus, MI | | 161 | 912 | 245 | 169 | 1,149 | 1,318 | 335 | 1996 | (l) |
| 29200-29214 Airport Dr | Romulus, MI | | 170 | 963 | 300 | 178 | 1,255 | 1,433 | 372 | 1996 | (l) |
| 9301-9339 Middlebelt Rd | Romulus, MI | | 124 | 703 | 289 | 130 | 986 | 1,116 | 308 | 1996 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 26980 Trolley Industrial Drive | Taylor, MI | | 450 | 2,550 | 935 | 463 | 3,472 | 3,935 | 1,061 | 1997 | (l) |
| 32975 Capitol Avenue | Livonia, MI | | 135 | 748 | 332 | 144 | 1,071 | 1,215 | 338 | 1998 | (l) |
| 2725 S. Industrial Highway | Ann Arbor, MI | | 660 | 3,654 | 408 | 704 | 4,018 | 4,722 | 1,075 | 1998 | (l) |
| 32920 Capitol Avenue | Livonia, MI | | 76 | 422 | 113 | 82 | 529 | 611 | 141 | 1998 | (l) |
| 11923 Brookfield Avenue | Livonia, MI | | 120 | 665 | 278 | 128 | 935 | 1,063 | 259 | 1998 | (l) |
| 11965 Brookfield Avenue | Livonia, MI | | 120 | 665 | 67 | 128 | 724 | 852 | 192 | 1998 | (l) |
| 13405 Stark Road | Livonia, MI | | 46 | 254 | 136 | 49 | 387 | 436 | 140 | 1998 | (l) |
| 1170 Chicago Road | Troy, MI | | 249 | 1,380 | 255 | 266 | 1,618 | 1,884 | 419 | 1998 | (l) |
| 1200 Chicago Road | Troy, MI | | 268 | 1,483 | 274 | 286 | 1,739 | 2,025 | 446 | 1998 | (l) |
| 450 Robbins Drive | Troy, MI | | 166 | 920 | 260 | 178 | 1,168 | 1,346 | 299 | 1998 | (l) |
| 1230 Chicago Road | Troy, MI | | 271 | 1,498 | 156 | 289 | 1,636 | 1,925 | 433 | 1998 | (l) |
| 12886 Westmore Avenue | Livonia, MI | | 190 | 1,050 | 194 | 202 | 1,232 | 1,434 | 323 | 1998 | (l) |
| 12898 Westmore Avenue | Livonia, MI | | 190 | 1,050 | 235 | 202 | 1,273 | 1,475 | 365 | 1998 | (l) |
| 33025 Industrial Road | Livonia, MI | | 80 | 442 | 92 | 85 | 529 | 614 | 132 | 1998 | (l) |
| 47711 Clipper Street | Plymouth Township, MI | | 539 | 2,983 | 265 | 575 | 3,212 | 3,787 | 852 | 1998 | (l) |
| 32975 Industrial Road | Livonia, MI | | 160 | 887 | 343 | 171 | 1,219 | 1,390 | 413 | 1998 | (l) |
| 32985 Industrial Road | Livonia, MI | | 137 | 761 | 154 | 147 | 905 | 1,052 | 245 | 1998 | (l) |
| 32995 Industrial Road | Livonia, MI | | 160 | 887 | 187 | 171 | 1,063 | 1,234 | 270 | 1998 | (l) |
| 12874 Westmore Avenue | Livonia, MI | | 137 | 761 | 239 | 147 | 990 | 1,137 | 307 | 1998 | (l) |
| 33067 Industrial Road | Livonia, MI | | 160 | 887 | 314 | 171 | 1,190 | 1,361 | 346 | 1998 | (l) |
| 1775 Bellingham | Troy, MI | | 344 | 1,902 | 297 | 367 | 2,176 | 2,543 | 556 | 1998 | (l) |
| 1785 East Maple | Troy, MI | | 92 | 507 | 95 | 98 | 596 | 694 | 153 | 1998 | (l) |
| 1807 East Maple | Troy, MI | | 321 | 1,775 | 371 | 342 | 2,125 | 2,467 | 533 | 1998 | (l) |
| 980 Chicago | Troy, MI | | 206 | 1,141 | 176 | 220 | 1,303 | 1,523 | 330 | 1998 | (l) |
| 1840 Enterprise Drive | Rochester Hills, MI | | 573 | 3,170 | 346 | 611 | 3,478 | 4,089 | 935 | 1998 | (l) |
| 1885 Enterprise Drive | Rochester Hills, MI | | 209 | 1,158 | 146 | 223 | 1,290 | 1,513 | 338 | 1998 | (l) |
| 1935-55 Enterprise Drive | Rochester Hills, MI | | 1,285 | 7,144 | 704 | 1,371 | 7,762 | 9,133 | 2,088 | 1998 | (l) |
| 5500 Enterprise Court | Warren, MI | | 675 | 3,737 | 646 | 721 | 4,337 | 5,058 | 1,199 | 1998 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 750 Chicago Road | Troy, MI | | 323 | 1,790 | 483 | 345 | 2,251 | 2,596 | 571 | 1998 | (l) |
| 800 Chicago Road | Troy, MI | | 283 | 1,567 | 351 | 302 | 1,899 | 2,201 | 478 | 1998 | (l) |
| 850 Chicago Road | Troy, MI | | 183 | 1,016 | 261 | 196 | 1,264 | 1,460 | 331 | 1998 | (l) |
| 2805 S. Industrial Highway | Ann Arbor, MI | | 318 | 1,762 | 638 | 340 | 2,378 | 2,718 | 601 | 1998 | (l) |
| 6833 Center Drive | Sterling Heights, MI | | 467 | 2,583 | 218 | 493 | 2,775 | 3,268 | 754 | 1998 | (l) |
| 32201 North Avis Drive | Madison Heights, MI | | 345 | 1,911 | 232 | 349 | 2,139 | 2,488 | 567 | 1998 | (l) |
| 1100 East Mandoline Road | Madison Heights, MI | | 888 | 4,915 | 1,023 | 897 | 5,929 | 6,826 | 1,522 | 1998 | (l) |
| 30081 Stephenson Highway | Madison Heights, MI | | 271 | 1,499 | 349 | 274 | 1,845 | 2,119 | 494 | 1998 | (l) |
| 1120 John A. Papalas Drive(e) | Lincoln Park, MI | | 366 | 3,241 | 1,040 | 469 | 4,178 | 4,647 | 1,098 | 1998 | (l) |
| 4872 S. Lapeer Road | Lake Orion Twsp, MI | | 1,342 | 5,441 | 2,215 | 1,412 | 7,586 | 8,998 | 2,928 | 1999 | (l) |
| 22701 Trolley Industrial | Taylor, MI | | 795 | — | 7,329 | 849 | 7,275 | 8,124 | 1,470 | 1999 | (l) |
| 1400 Allen Drive | Troy, MI | | 209 | 1,154 | 254 | 212 | 1,405 | 1,617 | 290 | 2000 | (l) |
| 1408 Allen Drive | Troy, MI | | 151 | 834 | 133 | 153 | 965 | 1,118 | 188 | 2000 | (l) |
| 1305 Stephenson Hwy | Troy, MI | | 345 | 1,907 | 255 | 350 | 2,157 | 2,507 | 409 | 2000 | (l) |
| 32505 Industrial Drive | Madison Heights, MI | | 345 | 1,910 | 501 | 351 | 2,405 | 2,756 | 672 | 2000 | (l) |
| 1799-1813 Northfield Drive(d) | Rochester Hills, MI | | 481 | 2,665 | 291 | 490 | 2,947 | 3,437 | 591 | 2000 | (l) |
| 32200 N. Avis | Madison Heights, MI | | 503 | 3,367 | 1,348 | 503 | 4,715 | 5,218 | 412 | 2005 | (l) |
| 100 Kay Industrial | Orion, MI | | 677 | 2,018 | 404 | 685 | 2,414 | 3,099 | 650 | 2005 | (l) |
| 1849 West Maple Road | Troy, MI | | 1,688 | 2,790 | 30 | 1,700 | 2,808 | 4,508 | 435 | 2005 | (l) |
| 42555 Merrill Road | Sterling Heights, MI | | 1,080 | 2,300 | 3,702 | 1,090 | 5,992 | 7,082 | 746 | 2006 | (l) |
| 28435 Automation Blvd. | Wixom, MI | | | 621 | 3,804 | 628 | 3,797 | 4,425 | 456 | 2004 | (l) |
| 2441 N. Opdyke Road | Auburn Hills, MI | | 530 | 737 | 16 | 538 | 745 | 1,283 | 147 | 2006 | (l) |
| 200 Northpointe Drive | Orion Township, MI | | 723 | 2,063 | 36 | 734 | 2,088 | 2,822 | 241 | 2006 | (l) |
| 32500 Capitol Avenue | Livonia, MI | | 258 | 1,032 | 324 | 260 | 1,354 | 1,614 | 99 | 2005 | (l) |
| 32650 Capitol Avenue | Livonia, MI | | 282 | 1,128 | 55 | 284 | 1,181 | 1,465 | 113 | 2005 | (l) |
| 11800 Sears Drive | Livonia, MI | | 693 | 1,507 | 2,053 | 703 | 3,550 | 4,253 | 521 | 2005 | (l) |
| 1099 Church Road | Troy, MI | | 1,277 | 1,332 | 82 | 1,316 | 1,375 | 2,691 | 400 | 2005 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| **Houston** | | | | | | | | | | | |
| 2102-2314 Edwards Street | Houston, TX | | 348 | 1,973 | 1,572 | 382 | 3,511 | 3,893 | 919 | 1997 | (l) |
| 3351 Rauch St | Houston, TX | | 272 | 1,541 | 203 | 278 | 1,738 | 2,016 | 470 | 1997 | (l) |
| 3851 Yale St. | Houston, TX | | 413 | 2,343 | 601 | 425 | 2,932 | 3,357 | 913 | 1997 | (l) |
| 3337-3347 Rauch Street | Houston, TX | | 227 | 1,287 | 215 | 233 | 1,496 | 1,729 | 403 | 1997 | (l) |
| 8505 N Loop East | Houston, TX | | 439 | 2,489 | 729 | 449 | 3,208 | 3,657 | 906 | 1997 | (l) |
| 4749-4799 Eastpark Dr | Houston, TX | | 594 | 3,368 | 1,151 | 611 | 4,502 | 5,113 | 1,148 | 1997 | (l) |
| 4851 Homestead Road | Houston, TX | | 491 | 2,782 | 867 | 504 | 3,636 | 4,140 | 994 | 1997 | (l) |
| 3365-3385 Rauch Street | Houston, TX | | 284 | 1,611 | 390 | 290 | 1,995 | 2,285 | 518 | 1997 | (l) |
| 5050 Campbell Road | Houston, TX | | 461 | 2,610 | 405 | 470 | 3,006 | 3,476 | 816 | 1997 | (l) |
| 4300 Pine Timbers | Houston, TX | | 489 | 2,769 | 568 | 499 | 3,327 | 3,826 | 922 | 1997 | (l) |
| 2500-2530 Fairway Park Drive | Houston, TX | | 766 | 4,342 | 1,007 | 792 | 5,323 | 6,115 | 1,337 | 1997 | (l) |
| 6550 Longpointe | Houston, TX | | 362 | 2,050 | 516 | 370 | 2,558 | 2,928 | 710 | 1997 | (l) |
| 1815 Turning Basin Dr | Houston, TX | | 487 | 2,761 | 584 | 531 | 3,301 | 3,832 | 896 | 1997 | (l) |
| 1819 Turning Basin Dr | Houston, TX | | 231 | 1,308 | 537 | 251 | 1,825 | 2,076 | 542 | 1997 | (l) |
| 1805 Turning Basin Drive | Houston, TX | | 564 | 3,197 | 721 | 616 | 3,866 | 4,482 | 1,051 | 1997 | (l) |
| 9835A Genard Road | Houston, TX | | 1,505 | 8,333 | 3,246 | 1,581 | 11,503 | 13,084 | 2,373 | 1999 | (l) |
| 9835B Genard Road | Houston, TX | | 245 | 1,357 | 646 | 256 | 1,992 | 2,248 | 414 | 1999 | (l) |
| 11505 State Highway 225 | LaPorte City, TX | | 940 | 4,675 | 615 | 940 | 5,290 | 6,230 | 672 | 2005 | (l) |
| South by Southwest | Sugarland , TX | | 608 | 3,679 | 270 | 617 | 3,940 | 4,557 | 277 | 2007 | (l) |
| 7230-7238 Wynnwood | Houston, TX | | 254 | 764 | 94 | 259 | 853 | 1,112 | 120 | 2007 | (l) |
| 7240-7248 Wynnwood | Houston, TX | | 271 | 726 | 77 | 276 | 798 | 1,074 | 86 | 2007 | (l) |
| 7250-7260 Wynnwood | Houston, TX | | 200 | 481 | 35 | 203 | 513 | 716 | 52 | 2007 | (l) |
| 1500 E. Main | LaPorte City, TX | | 201 | 1,328 | 24 | 204 | 1,349 | 1,553 | 328 | 2005 | (l) |
| 6400 Long Point | Houston, TX | | 188 | 898 | 1 | 188 | 899 | 1,087 | 120 | 2007 | (l) |
| 12705 S Kirkwood Ste 100-150 | Houston, TX | | 154 | 626 | 9 | 155 | 634 | 789 | 67 | 2007 | (l) |
| 12705 S Kirkwood Ste 200-220 | Houston, TX | | 404 | 1,698 | 93 | 413 | 1,782 | 2,195 | 195 | 2007 | (l) |
| 8850 Jameel | Houston, TX | | 171 | 826 | 65 | 171 | 891 | 1,062 | 103 | 2007 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 8800 Jameel | Houston, TX | | 163 | 798 | 4 | 163 | 802 | 965 | 108 | 2007 | (l) |
| 8700 Jameel | Houston, TX | | 170 | 1,020 | 128 | 170 | 1,148 | 1,318 | 88 | 2007 | (l) |
| 8600 Jameel | Houston, TX | | 163 | 818 | (23) | 163 | 795 | 958 | 85 | 2007 | (l) |
| **Indianapolis** | | | | | | | | | | | |
| 2900 N Shadeland Avenue | Indianapolis, IN | | 2,057 | 13,565 | 4,042 | 2,057 | 17,607 | 19,664 | 5,720 | 1996 | (l) |
| 7901 West 21st St. | Indianapolis, IN | | 1,048 | 6,027 | 300 | 1,048 | 6,327 | 7,375 | 1,833 | 1997 | (l) |
| 1445 Brookville Way | Indianapolis, IN | | 459 | 2,603 | 767 | 476 | 3,353 | 3,829 | 1,151 | 1996 | (l) |
| 1440 Brookville Way | Indianapolis, IN | | 665 | 3,770 | 1,091 | 685 | 4,841 | 5,526 | 1,683 | 1996 | (l) |
| 1240 Brookville Way | Indianapolis, IN | | 247 | 1,402 | 310 | 258 | 1,701 | 1,959 | 549 | 1996 | (l) |
| 1345 Brookville Way | Indianapolis, IN | (p) | 586 | 3,321 | 865 | 601 | 4,171 | 4,772 | 1,409 | 1996 | (l) |
| 1350 Brookville Way | Indianapolis, IN | | 205 | 1,161 | 291 | 212 | 1,445 | 1,657 | 444 | 1996 | (l) |
| 1341 Sadlier Circle E Dr | Indianapolis, IN | (q) | 131 | 743 | 255 | 136 | 993 | 1,129 | 372 | 1996 | (l) |
| 1322-1438 Sadlier Circle E Dr | Indianapolis, IN | (q) | 145 | 822 | 208 | 152 | 1,023 | 1,175 | 325 | 1996 | (l) |
| 1327-1441 Sadlier Circle E Dr | Indianapolis, IN | (q) | 218 | 1,234 | 394 | 225 | 1,621 | 1,846 | 528 | 1996 | (l) |
| 1304 Sadlier Circle E Dr | Indianapolis, IN | (q) | 71 | 405 | 112 | 75 | 513 | 588 | 173 | 1996 | (l) |
| 1402 Sadlier Circle E Dr | Indianapolis, IN | (q) | 165 | 934 | 367 | 171 | 1,295 | 1,466 | 450 | 1996 | (l) |
| 1504 Sadlier Circle E Dr | Indianapolis, IN | (q) | 219 | 1,238 | 390 | 226 | 1,621 | 1,847 | 460 | 1996 | (l) |
| 1311 Sadlier Circle E Dr | Indianapolis, IN | (q) | 54 | 304 | 109 | 57 | 410 | 467 | 136 | 1996 | (l) |
| 1365 Sadlier Circle E Dr | Indianapolis, IN | (q) | 121 | 688 | 295 | 126 | 978 | 1,104 | 318 | 1996 | (l) |
| 1352-1354 Sadlier Circle E Dr | Indianapolis, IN | (q) | 178 | 1,008 | 396 | 184 | 1,398 | 1,582 | 496 | 1996 | (l) |
| 1335 Sadlier Circle E Dr | Indianapolis, IN | (q) | 81 | 460 | 326 | 85 | 782 | 867 | 242 | 1996 | (l) |
| 1327 Sadlier Circle E Dr | Indianapolis, IN | (q) | 52 | 295 | 51 | 55 | 343 | 398 | 107 | 1996 | (l) |
| 1425 Sadlier Circle E Dr | Indianapolis, IN | (q) | 21 | 117 | 39 | 23 | 154 | 177 | 48 | 1996 | (l) |
| 6951 E 30th St | Indianapolis, IN | | 256 | 1,449 | 192 | 265 | 1,632 | 1,897 | 543 | 1996 | (l) |
| 6701 E 30th St | Indianapolis, IN | | 78 | 443 | 59 | 82 | 498 | 580 | 154 | 1996 | (l) |
| 6737 E 30th St | Indianapolis, IN | | 385 | 2,181 | 305 | 398 | 2,473 | 2,871 | 851 | 1996 | (l) |
| 1225 Brookville Way | Indianapolis, IN | | 60 | — | 461 | 68 | 453 | 521 | 133 | 1997 | (l) |
| 6555 E 30th St | Indianapolis, IN | | 484 | 4,760 | 1,616 | 484 | 6,376 | 6,860 | 2,101 | 1996 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 8402-8440 E 33rd St | Indianapolis, IN | | 222 | 1,260 | 561 | 230 | 1,813 | 2,043 | 550 | 1996 | (l) |
| 8520-8630 E 33rd St | Indianapolis, IN | | 326 | 1,848 | 649 | 336 | 2,487 | 2,823 | 776 | 1996 | (l) |
| 8710-8768 E 33rd St | Indianapolis, IN | | 175 | 993 | 417 | 187 | 1,398 | 1,585 | 414 | 1996 | (l) |
| 3316-3346 N. Pagosa Court | Indianapolis, IN | | 325 | 1,842 | 522 | 335 | 2,354 | 2,689 | 834 | 1996 | (l) |
| 6751 E 30th St | Indianapolis, IN | | 728 | 2,837 | 356 | 741 | 3,180 | 3,921 | 917 | 1997 | (l) |
| 9200 East 146th Street | Noblesville, IN | | 181 | 1,221 | 918 | 181 | 2,139 | 2,320 | 618 | 1998 | (l) |
| 6575 East 30th Street | Indianapolis, IN | | 118 | — | 2,014 | 128 | 2,004 | 2,132 | 524 | 1998 | (l) |
| 6585 East 30th Street | Indianapolis, IN | | 196 | — | 3,195 | 196 | 3,195 | 3,391 | 860 | 1998 | (l) |
| 8525 E. 33rd Street | Indianapolis, IN | | 1,300 | 2,091 | 586 | 1,308 | 2,669 | 3,977 | 518 | 2003 | (l) |
| 5705-97 Park Plaza Ct | Indianapolis, IN | (r) | 600 | 2,194 | 421 | 609 | 2,606 | 3,215 | 483 | 2003 | (l) |
| 9319-9341 Castlegate Drive | Indianapolis, IN | | 530 | 1,235 | 1,017 | 544 | 2,238 | 2,782 | 656 | 2003 | (l) |
| 9332-9350 Castlegate Drive | Indianapolis, IN | | 420 | 646 | 701 | 429 | 1,338 | 1,767 | 428 | 2003 | (l) |
| 1133 Northwest L Street | Richmond, IN | (s) | 201 | 1,358 | 68 | 208 | 1,419 | 1,627 | 450 | 2006 | (l) |
| 1380 Perry Road | Plainfield, IN | | 781 | 5,156 | 136 | 785 | 5,288 | 6,073 | 735 | 2005 | (l) |
| 9210 East 146th Street | Noblesville, IN | | 66 | 684 | 818 | 66 | 1,502 | 1,568 | 674 | 1998 | (l) |
| HelmerSpec BTS | Noblesville, IN | | 647 | — | 3,855 | 743 | 3,759 | 4,502 | 126 | 2007 | (l) |
| **Inland Empire** | | | | | | | | | | | |
| 3411 N Perris Blvd | Riverside, CA | | 8,125 | 7,150 | 99 | 8,560 | 6,814 | 15,374 | 890 | 2007 | (l) |
| 100 W Sinclair | Riverside, CA | | 6,042 | 4,298 | 1,095 | 5,617 | 5,818 | 11,435 | 480 | 2007 | (l) |
| 14050 Day Street | Moreno Valley, CA | | 2,538 | 2,538 | 258 | 2,565 | 2,768 | 5,333 | 111 | 2008 | (l) |
| 12925 Marlay Avenue | Fontana, CA | | 6,072 | 7,891 | (27) | 6,090 | 7,846 | 13,936 | 329 | 2008 | (l) |
| **Los Angeles** | | | | | | | | | | | |
| 350-390 Manville St. | Compton, CA | | 2,300 | 3,768 | 111 | 2,313 | 3,866 | 6,179 | 738 | 2004 | (l) |
| 1944 Vista Bella Way | Rancho Dominguez, CA | | 1,746 | 3,148 | 584 | 1,822 | 3,656 | 5,478 | 539 | 2005 | (l) |
| 2000 Vista Bella Way | Rancho Dominguez, CA | | 817 | 1,673 | 295 | 853 | 1,932 | 2,785 | 297 | 2005 | (l) |
| 2835 East Ana Street Drive | Rancho Dominguez, CA | | 1,682 | 2,750 | 141 | 1,772 | 2,801 | 4,573 | 535 | 2005 | (l) |
| 665 N. Baldwin Park Blvd | City of Industry, CA | | 2,124 | 5,219 | 1,517 | 2,143 | 6,717 | 8,860 | 534 | 2006 | (l) |
| 27801 Avenue Scott | Santa Clarita, CA | | 2,890 | 7,020 | 576 | 2,902 | 7,584 | 10,486 | 639 | 2006 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 2610 & 2660 Columbia Street | Torrance, CA | | 3,008 | 5,826 | (15) | 3,031 | 5,788 | 8,819 | 434 | 2006 | (l) |
| 433 Alaska Avenue | Torrance, CA | | 681 | 168 | 5 | 684 | 170 | 854 | 53 | 2006 | (l) |
| 21730-21748 Marilla Street | Chatsworth, CA | | 2,585 | 3,210 | 145 | 2,608 | 3,332 | 5,940 | 287 | 2007 | (l) |
| 8015 Paramount | Pico Riviera, CA | | 3,616 | 3,902 | 61 | 3,657 | 3,922 | 7,579 | 315 | 2007 | (l) |
| 3365 E. Slauson | Los Angeles, CA | | 2,367 | 3,243 | 40 | 2,396 | 3,254 | 5,650 | 276 | 2007 | (l) |
| 3015 E Ana & 18744 Reyes | Los Angeles, CA | | 19,678 | 9,321 | 7,361 | 20,144 | 16,216 | 36,360 | 731 | 2007 | (l) |
| 19067 Reyes Ave | Rancho Dominguez, CA | | 9,281 | 3,920 | 119 | 9,381 | 3,939 | 13,320 | 353 | 2007 | (l) |
| 1250 Rancho Conejo Blvd | Thousand Oaks, CA | | 1,435 | 779 | 36 | 1,441 | 809 | 2,250 | 63 | 2007 | (l) |
| 1260 Rancho Conejo Blvd | Thousand Oaks, CA | | 1,353 | 722 | 226 | 1,359 | 942 | 2,301 | 56 | 2007 | (l) |
| 1270 Rancho Conejo Blvd | Thousand Oaks, CA | | 1,224 | 716 | 21 | 1,229 | 732 | 1,961 | 66 | 2007 | (l) |
| 1280 Rancho Conejo Blvd | Thousand Oaks, CA | | 2,043 | 3,408 | 40 | 2,051 | 3,440 | 5,491 | 227 | 2007 | (l) |
| 1290 Rancho Conejo Blvd | Thousand Oaks, CA | | 1,754 | 2,949 | 35 | 1,761 | 2,977 | 4,738 | 197 | 2007 | (l) |
| 1011 Rancho Conejo | Thousand Oaks, CA | | 7,717 | 2,518 | 46 | 7,752 | 2,528 | 10,280 | 192 | 2008 | (l) |
| 2300 Corporate Center Drive | Thousand Oaks, CA | | 6,506 | 4,885 | 51 | 6,541 | 4,901 | 11,442 | 268 | 2008 | (l) |
| 20700 Denker | Torrance, CA | | 5,767 | 2,538 | 324 | 5,964 | 2,666 | 8,630 | 126 | 2008 | (l) |
| 18408 Laurel Park Road | Rancho Dominguez, CA | | 2,850 | 2,850 | 615 | 2,874 | 3,441 | 6,315 | 72 | 2008 | (l) |
| 1901 Raymond Ave SW — Berg | Renton, WA | (t) | 4,458 | 2,659 | 211 | 4,594 | 2,734 | 7,328 | 78 | 2008 | (l) |
| 19014 64th Ave South | Kent, WA | | 1,990 | 3,979 | 147 | 2,042 | 4,075 | 6,117 | 103 | 2008 | (l) |
| 18640 68th Ave South | Kent, WA | (u) | 1,218 | 1,950 | 98 | 1,258 | 2,008 | 3,266 | 59 | 2008 | (l) |
| Puget Sound Terminal 7 | Seattle, WA | | 9,139 | 0 | 185 | 9,324 | — | 9,324 | — | 2008 | (l) |
| 19021 S Reyes Ave | Rancho Dominguez, CA | | 8,183 | 7,501 | 553 | 8,565 | 7,672 | 16,237 | 164 | 2008 | (l) |
| 4020 S. Compton Ave | Los Angeles, CA | | 3,800 | 7,330 | 71 | 3,825 | 7,376 | 11,201 | 543 | 2006 | (l) |
| Santa Fe | Compton, CA | | 6,720 | —8,969 | 6,897 | 8,792 | 15,689 | 231 | 2007 | (l) | |
| **Louisville** | | | | | | | | | | | |
| Penske BTS | Louisville, KY | | 2,074 | — | 9,679 | 2,119 | 9,634 | 11,753 | 413 | 2007 | (l) |
| **Miami** | | | | | | | | | | | |
| 4700 NW 15th Ave | Ft.Lauderdale, FL | | 908 | 1,883 | 43 | 912 | 1,922 | 2,834 | 154 | 2007 | (l) |
| 4710 NW 15th Ave | Ft.Lauderdale, FL | | 830 | 2,722 | 167 | 834 | 2,885 | 3,719 | 175 | 2007 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
# SCHEDULE III:
# REAL ESTATE AND ACCUMULATED DEPRECIATION
# As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 4720 NW 15th Ave | Ft.Lauderdale, FL | | 937 | 2,455 | 23 | 942 | 2,473 | 3,415 | 206 | 2007 | (l) |
| 4740 NW 15th Ave | Ft.Lauderdale, FL | | 1,107 | 3,111 | 24 | 1,112 | 3,130 | 4,242 | 212 | 2007 | (l) |
| 4750 NW 15th Ave | Ft.Lauderdale, FL | | 947 | 3,079 | 129 | 951 | 3,204 | 4,155 | 197 | 2007 | (l) |
| 4800 NW 15th Ave | Ft.Lauderdale, FL | | 1,092 | 3,308 | 347 | 1,097 | 3,650 | 4,747 | 332 | 2007 | (l) |
| Smurfit Container | Medley, FL | | 857 | 3,428 | 2,762 | 864 | 6,183 | 7,047 | 175 | 2007 | (l) |
| **Milwaukee** | | | | | | | | | | | |
| N25 W23050 Paul Road | Pewaukee, WI | | 474 | 2,723 | 1,938 | 485 | 4,650 | 5,135 | 1,693 | 1994 | (l) |
| N25 W23255 Paul Road | Pewaukee, WI | | 569 | 3,270 | 331 | 573 | 3,597 | 4,170 | 1,210 | 1994 | (l) |
| N27 W23293 Roundy Drive | Pewaukee, WI | | 412 | 2,837 | 106 | 424 | 2,931 | 3,355 | 1,039 | 1994 | (l) |
| 6523 N Sydney Place | Glendale, WI | | 172 | 976 | 352 | 176 | 1,324 | 1,500 | 421 | 1995 | (l) |
| 5355 South Westridge Drive | New Berlin, WI | | 1,630 | 7,058 | 46 | 1,646 | 7,088 | 8,734 | 976 | 2004 | (l) |
| 320-34 W. Vogel | Milwaukee, WI | | 506 | 3,199 | 40 | 508 | 3,237 | 3,745 | 735 | 2005 | (l) |
| 4950 S. 6th Avenue | Milwaukee, WI | | 299 | 1,565 | 99 | 301 | 1,662 | 1,963 | 485 | 2005 | (l) |
| 1711 Paramount Court | Waukesha, WI | | 308 | 1,762 | 41 | 311 | 1,800 | 2,111 | 231 | 2005 | (l) |
| 17005 W. Ryerson Road | New Berlin, WI | | 403 | 3,647 | 16 | 405 | 3,661 | 4,066 | 644 | 2005 | (l) |
| W 140 N9059 Lilly Road | Iomonee Falls, WI | | 343 | 1,153 | 248 | 366 | 1,378 | 1,744 | 291 | 2005 | (l) |
| 200 W. Vogel Ave., Bldg B | Milwaukee, WI | | 301 | 2,150 | — | 302 | 2,149 | 2,451 | 425 | 2005 | (l) |
| 16600 West Glendale Avenue | New Berlin, WI | | 704 | 1,923 | 442 | 715 | 2,354 | 3,069 | 490 | 2006 | (l) |
| 4921 S. 2nd Street | Milwaukee, WI | | 101 | 713 | 3 | 101 | 716 | 817 | 143 | 2005 | (l) |
| 1500 Peebles Drive | Richland Center, WI | | 1,577 | 1,018 | (211) | 1,603 | 781 | 2,384 | 488 | 2005 | (l) |
| 2905 S 160th Street | New Berlin, WI | | 261 | 672 | 108 | 265 | 776 | 1,041 | 87 | 2007 | (l) |
| 2855 S 160th Street | New Berlin, WI | | 221 | 628 | 102 | 225 | 726 | 951 | 82 | 2007 | (l) |
| 2485 Commerce Drive | New Berlin, WI | | 483 | 1,516 | 175 | 491 | 1,683 | 2,174 | 150 | 2007 | (l) |
| 14518 Whittaker Way | New Berlin, WI | | 437 | 1,082 | 83 | 445 | 1,157 | 1,602 | 146 | 2007 | (l) |
| **Minneapolis/St. Paul** | | | | | | | | | | | |
| 6201 West 111th Street | Bloomington, MN | (v) | 1,358 | 8,622 | 4,719 | 1,499 | 13,200 | 14,699 | 7,340 | 1994 | (l) |
| 7251-7267 Washington Avenue | Edina, MN | | 129 | 382 | 692 | 182 | 1,021 | 1,203 | 793 | 1994 | (l) |
| 7301-7325 Washington Avenue | Edina, MN | | 174 | 391 | (74) | 193 | 298 | 491 | 53 | 1994 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| 7101 Winnetka Avenue North | Brooklyn Park, MN | | 2,195 | 6,084 | 4,078 | 2,228 | 10,129 | 12,357 | 5,714 | 1994 | (l) |
| 9901 West 74th Street | Eden Prairie, MN | | 621 | 3,289 | 3,268 | 639 | 6,539 | 7,178 | 4,029 | 1994 | (l) |
| 1030 Lone Oak Road | Eagan, MN | | 456 | 2,703 | 617 | 456 | 3,320 | 3,776 | 1,152 | 1994 | (l) |
| 1060 Lone Oak Road | Eagan, MN | | 624 | 3,700 | 621 | 624 | 4,321 | 4,945 | 1,588 | 1994 | (l) |
| 5400 Nathan Lane | Plymouth, MN | | 749 | 4,461 | 923 | 757 | 5,376 | 6,133 | 1,795 | 1994 | (l) |
| 10120 W 76th Street | Eden Prairie, MN | | 315 | 1,804 | 438 | 315 | 2,242 | 2,557 | 707 | 1995 | (l) |
| 12155 Nicollet Ave | Burnsville, MN | | 286 | — | 1,731 | 288 | 1,729 | 2,017 | 573 | 1995 | (l) |
| 6655 Wedgewood Road | Maple Grove, MN | | 1,466 | 8,342 | 3,259 | 1,466 | 11,601 | 13,067 | 3,707 | 1994 | (l) |
| 4100 Peavey Road | Chaska, MN | | 277 | 2,261 | 844 | 277 | 3,105 | 3,382 | 969 | 1996 | (l) |
| 5205 Highway 169 | Plymouth, MN | | 446 | 2,525 | 988 | 740 | 3,219 | 3,959 | 967 | 1996 | (l) |
| 7100-7198 Shady Oak Road | Eden Prairie, MN | | 715 | 4,054 | 1,153 | 736 | 5,186 | 5,922 | 1,478 | 1996 | (l) |
| 7500-7546 Washington Square | Eden Prairie, MN | | 229 | 1,300 | 741 | 235 | 2,035 | 2,270 | 535 | 1996 | (l) |
| 7550-7558 Washington Square | Eden Prairie, MN | | 153 | 867 | 178 | 157 | 1,041 | 1,198 | 296 | 1996 | (l) |
| 5240-5300 Valley Industrial Blvd S | Shakopee, MN | | 362 | 2,049 | 1,022 | 371 | 3,062 | 3,433 | 1,108 | 1996 | (l) |
| 7102 Winnetka Ave. North | Brooklyn Park, MN | | 1,275 | — | 6,849 | 1,343 | 6,781 | 8,124 | 325 | 2007 | (l) |
| 1157 Valley Park Drive | Shakopee, MN | | 760 | — | 6,362 | 888 | 6,234 | 7,122 | 1,428 | 1999 | (l) |
| 500-530 Kasota Avenue SE | Minneapolis, MN | | 415 | 2,354 | 844 | 434 | 3,179 | 3,613 | 944 | 1998 | (l) |
| 2530-2570 Kasota Avenue | St. Paul, MN | | 407 | 2,308 | 972 | 467 | 3,220 | 3,687 | 848 | 1998 | (l) |
| 9600 West 76th Street | Eden Prairie, MN | | 1,000 | 2,450 | 44 | 1,034 | 2,460 | 3,494 | 367 | 2004 | (l) |
| 9700 West 76th Street | Eden Prairie, MN | | 1,000 | 2,709 | 138 | 1,038 | 2,809 | 3,847 | 390 | 2004 | (l) |
| 5017 Boone Avenue North | New Hope, MN | (w) | 1,000 | 1,599 | 58 | 1,009 | 1,648 | 2,657 | 550 | 2005 | (l) |
| 2300 West Highway 13(I-35 Dist Ctr) | Burnsville, MN | | 2,517 | 6,069 | (416) | 2,524 | 5,646 | 8,170 | 1,605 | 2005 | (l) |
| 1087 Park Place | Shakopee, MN | | 1,195 | 4,891 | 15 | 1,198 | 4,903 | 6,101 | 896 | 2005 | (l) |
| 5391 12th Avenue SE | Shakopee, MN | | 1,392 | 8,149 | (18) | 1,395 | 8,128 | 9,523 | 1,082 | 2005 | (l) |
| 4701 Valley Industrial Boulevard | Shakopee, MN | | 1,296 | 7,157 | (81) | 1,299 | 7,073 | 8,372 | 1,255 | 2005 | (l) |
| Park 2000 III | Shakopee, MN | | 590 | — | 5,721 | 590 | 5,721 | 6,311 | 1,075 | 1998 | (l) |
| 7600 69th Avenue | Greenfield, MN | | 1,500 | 8,328 | 1,808 | 1,510 | 10,126 | 11,636 | 1,676 | 2004 | (l) |
| 316 Lake Hazeltine Drive | Chaska, MN | | 714 | 944 | 166 | 729 | 1,095 | 1,824 | 304 | 2006 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| 6455 City West Parkway | Eden Prairie, MN | | 659 | 3,189 | (311) | 665 | 2,872 | 3,537 | 268 | 2006 | (l) |
| 1225 Highway 169 North | Plymouth, MN | | 1,190 | 1,979 | 60 | 1,207 | 2,022 | 3,229 | 344 | 2006 | (l) |
| 139 Eva Street | St. Paul, MN | | 2,132 | 3,105 | 90 | 2,175 | 3,152 | 5,327 | 50 | 2008 | (l) |
| 9200 10th Ave. | Golden Valley, MN | | 892 | 2,306 | 126 | 902 | 2,422 | 3,324 | 312 | 2007 | (l) |
| **Nashville** | | | | | | | | | | | |
| 1621 Heil Quaker Boulevard | Nashville, TN | | 413 | 2,383 | 1,687 | 430 | 4,053 | 4,483 | 1,483 | 1995 | (l) |
| 3099 Barry Drive | Portland, TN | | 418 | 2,368 | 164 | 421 | 2,529 | 2,950 | 756 | 1996 | (l) |
| 3150 Barry Drive | Portland, TN | | 941 | 5,333 | 5,946 | 981 | 11,239 | 12,220 | 1,802 | 1996 | (l) |
| 5599 Highway 31 West | Portland, TN | | 564 | 3,196 | 166 | 571 | 3,355 | 3,926 | 1,006 | 1996 | (l) |
| 1650 Elm Hill Pike | Nashville, TN | | 329 | 1,867 | 330 | 332 | 2,194 | 2,526 | 643 | 1997 | (l) |
| 1931 Air Lane Drive | Nashville, TN | | 489 | 2,785 | 288 | 493 | 3,069 | 3,562 | 847 | 1997 | (l) |
| 4640 Cummings Park | Nashville, TN | | 360 | 2,040 | 306 | 365 | 2,341 | 2,706 | 513 | 1999 | (l) |
| 1740 River Hills Drive | Nashville, TN | | 848 | 4,383 | 1,052 | 888 | 5,395 | 6,283 | 1,370 | 2005 | (l) |
| Royal Park Business Center — 211 Ellery Ct | Nashville, TN | | 606 | 3,192 | 524 | 616 | 3,706 | 4,322 | 358 | 2007 | (l) |
| 600 Greene Drive | Greenville, KY | | 294 | 8,570 | 3 | 296 | 8,571 | 8,867 | 784 | 2008 | (l) |
| **Northern New Jersey** | | | | | | | | | | | |
| 14 World's Fair Drive | Franklin, NJ | | 483 | 2,735 | 643 | 503 | 3,358 | 3,861 | 1,046 | 1997 | (l) |
| 12 World's Fair Drive | Franklin, NJ | | 572 | 3,240 | 530 | 593 | 3,749 | 4,342 | 1,145 | 1997 | (l) |
| 22 World's Fair Drive | Franklin, NJ | | 364 | 2,064 | 656 | 375 | 2,709 | 3,084 | 756 | 1997 | (l) |
| 26 World's Fair Drive | Franklin, NJ | | 361 | 2,048 | 376 | 377 | 2,408 | 2,785 | 713 | 1997 | (l) |
| 24 World's Fair Drive | Franklin, NJ | | 347 | 1,968 | 523 | 362 | 2,476 | 2,838 | 761 | 1997 | (l) |
| 20 World's Fair Drive Lot 13 | Sumerset, NJ | | 9 | — | 2,543 | 691 | 1,861 | 2,552 | 396 | 1999 | (l) |
| 45 Route 46 | Pine Brook, NJ | | 969 | 5,491 | 967 | 978 | 6,449 | 7,427 | 1,424 | 2000 | (l) |
| 43 Route 46 | Pine Brook, NJ | | 474 | 2,686 | 431 | 479 | 3,112 | 3,591 | 667 | 2000 | (l) |
| 39 Route 46 | Pine Brook, NJ | | 260 | 1,471 | 198 | 262 | 1,667 | 1,929 | 342 | 2000 | (l) |
| 26 Chapin Road | Pine Brook, NJ | | 956 | 5,415 | 697 | 965 | 6,103 | 7,068 | 1,311 | 2000 | (l) |
| 30 Chapin Road | Pine Brook, NJ | | 960 | 5,440 | 758 | 969 | 6,189 | 7,158 | 1,437 | 2000 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| 20 Hook Mountain Road | Pine Brook, NJ | | 1,507 | 8,542 | 2,868 | 1,534 | 11,383 | 12,917 | 2,199 | 2000 | (l) |
| 30 Hook Mountain Road | Pine Brook, NJ | | 389 | 2,206 | 322 | 396 | 2,521 | 2,917 | 545 | 2000 | (l) |
| 55 Route 46 | Pine Brook, NJ | | 396 | 2,244 | 196 | 403 | 2,433 | 2,836 | 537 | 2000 | (l) |
| 16 Chapin Road | Pine Brook, NJ | | 885 | 5,015 | 508 | 901 | 5,507 | 6,408 | 1,168 | 2000 | (l) |
| 20 Chapin Road | Pine Brook, NJ | | 1,134 | 6,426 | 525 | 1,154 | 6,931 | 8,085 | 1,502 | 2000 | (l) |
| Sayreville Lot 3 | Sayreville, NJ | | 996 | — | 5,332 | 996 | 5,332 | 6,328 | 603 | 2003 | (l) |
| Sayreville Lot 4 | Sayreville, NJ | | 944 | — | 4,752 | 944 | 4,752 | 5,696 | 887 | 2002 | (l) |
| 309-319 Pierce Street | Somerset, NJ | | 1,300 | 4,628 | 1,069 | 1,309 | 5,688 | 6,997 | 903 | 2004 | (l) |
| 50 Triangle Blvd | Carlstadt, NJ | | 497 | 2,195 | 259 | 532 | 2,419 | 2,951 | 350 | 2005 | (l) |
| **Philadelphia** | | | | | | | | | | | |
| 230-240 Welsh Pool Road | Exton, PA | | 154 | 851 | 285 | 170 | 1,120 | 1,290 | 266 | 1998 | (l) |
| 264 Welsh Pool Road | Exton, PA | | 147 | 811 | 243 | 162 | 1,039 | 1,201 | 249 | 1998 | (l) |
| 254 Welsh Pool Road | Exton, PA | | 152 | 842 | 404 | 184 | 1,214 | 1,398 | 299 | 1998 | (l) |
| 213 Welsh Pool Road | Exton, PA | | 149 | 827 | 174 | 173 | 977 | 1,150 | 267 | 1998 | (l) |
| 251 Welsh Pool Road | Exton, PA | | 144 | 796 | 487 | 159 | 1,268 | 1,427 | 297 | 1998 | (l) |
| 253-255 Welsh Pool Road | Exton, PA | | 113 | 626 | 175 | 125 | 789 | 914 | 221 | 1998 | (l) |
| 151-161 Philips Road | Exton, PA | | 191 | 1,059 | 257 | 229 | 1,278 | 1,507 | 353 | 1998 | (l) |
| 216 Philips Road | Exton, PA | | 199 | 1,100 | 238 | 220 | 1,317 | 1,537 | 365 | 1998 | (l) |
| 14 McFadden Road | Palmer, PA | | 600 | 1,349 | 56 | 625 | 1,380 | 2,005 | 339 | 2004 | (l) |
| 2801 Red Lion Road | Philadelphia, PA | | 950 | 5,916 | (542) | 964 | 5,360 | 6,324 | 947 | 2005 | (l) |
| 200 Cascade Drive — Bldg 1 | Allentown, PA | | 2,133 | 17,562 | 902 | 2,769 | 17,828 | 20,597 | 1,651 | 2007 | (l) |
| 200 Cascade Drive — Bldg 2 | Allentown, PA | | 310 | 2,268 | 117 | 316 | 2,379 | 2,695 | 187 | 2007 | (l) |
| 6300 Bristol Pike | Levittown, PA | | 1074 | 2,642 | 74 | 1,078 | 2,712 | 3,790 | 164 | 2008 | (l) |
| 3240 S.78th Street | Philadelphia, PA | | 515 | 1,245 | 71 | 540 | 1,291 | 1,831 | 197 | 2005 | (l) |
| 2455 Boulevard of the Generals | Norristown, PA | | 1200 | 4,800 | 878 | 1,226 | 5,652 | 6,878 | 256 | 2008 | (l) |
| Southpoint II | Carlisle, PA | | 1,500 | — | 12,370 | 2,341 | 11,529 | 13,870 | 427 | 2007 | (l) |
| Covington Land — E2 | Harrisburg, PA | | 7,022 | — | 57,338 | 7,023 | 57,337 | 64,360 | 455 | 2008 | (l) |
| 225 Cross Farm lane | York, PA | | 4,718 | — | 23,553 | 4,715 | 23,556 | 28,271 | 742 | 2007 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | | | (Dollars in thousands) | | | | | | |
| **Phoenix** | | | | | | | | | | | |
| 1045 South Edward Drive | Tempe, AZ | | 390 | 2,160 | 200 | 396 | 2,354 | 2,750 | 559 | 1999 | (l) |
| 46 N. 49th Ave | Phoenix, AZ | | 283 | 1,704 | 800 | 283 | 2,504 | 2,787 | 545 | 2002 | (l) |
| 50 South 56th Street | Chandler, AZ | | 1,206 | 3,218 | 79 | 1,207 | 3,296 | 4,503 | 471 | 2004 | (l) |
| 4701 W. Jefferson | Phoenix, AZ | | 926 | 2,195 | 628 | 929 | 2,820 | 3,749 | 708 | 2005 | (l) |
| 7102 W. Roosevelt | Phoenix, AZ | | 1,613 | 6,451 | 987 | 1,620 | 7,431 | 9,051 | 823 | 2006 | (l) |
| 4137 West Adams Street | Phoenix, AZ | | 990 | 2,661 | 146 | 1,033 | 2,764 | 3,797 | 267 | 2006 | (l) |
| 245 W Lodge | Tempe, AZ | | 898 | 3,066 | 68 | 914 | 3,118 | 4,032 | 203 | 2007 | (l) |
| 1590 E Riverview | Phoenix, AZ | | 1293 | 5,950 | 69 | 1,292 | 6,020 | 7,312 | 196 | 2008 | (l) |
| Mack Arrowhead — Bldg A | Phoenix, AZ | | 2563 | 9,388 | 641 | 2,563 | 10,029 | 12,592 | 324 | 2008 | (l) |
| Mack Arrowhead — Bldg B | Phoenix, AZ | | 2709 | 10,970 | 160 | 2,709 | 11,130 | 13,839 | 324 | 2008 | (l) |
| 3815 W Washington — Beltman | Phoenix, AZ | (x) | 1675 | 4,514 | 199 | 1,772 | 4,616 | 6,388 | 85 | 2008 | (l) |
| 9102 W. Buckeye Rd (690 91st Ave) | Tolleson, AZ | | 1904 | 6,805 | 622 | 1,923 | 7,408 | 9,331 | 229 | 2008 | (l) |
| **Salt Lake City** | | | | | | | | | | | |
| 512 Lawndale Drive(i) | Salt Lake City, UT | | 2,705 | 15,749 | 2,720 | 2,705 | 18,469 | 21,174 | 5,404 | 1997 | (l) |
| 1270 West 2320 South | West Valley, UT | | 138 | 784 | 184 | 143 | 963 | 1,106 | 290 | 1998 | (l) |
| 1275 West 2240 South | West Valley, UT | | 395 | 2,241 | 474 | 408 | 2,702 | 3,110 | 859 | 1998 | (l) |
| 1288 West 2240 South | West Valley, UT | | 119 | 672 | 160 | 123 | 828 | 951 | 266 | 1998 | (l) |
| 2235 South 1300 West | West Valley, UT | | 198 | 1,120 | 258 | 204 | 1,372 | 1,576 | 478 | 1998 | (l) |
| 1293 West 2200 South | West Valley, UT | | 158 | 896 | 118 | 163 | 1,009 | 1,172 | 287 | 1998 | (l) |
| 1279 West 2200 South | West Valley, UT | | 198 | 1,120 | 95 | 204 | 1,209 | 1,413 | 319 | 1998 | (l) |
| 1272 West 2240 South | West Valley, UT | | 336 | 1,905 | 240 | 347 | 2,134 | 2,481 | 553 | 1998 | (l) |
| 1149 West 2240 South | West Valley, UT | | 217 | 1,232 | 100 | 225 | 1,324 | 1,549 | 368 | 1998 | (l) |
| 1142 West 2320 South | West Valley, UT | | 217 | 1,232 | 77 | 225 | 1,301 | 1,526 | 363 | 1998 | (l) |
| Metro Business Park | West Valley, UT | | 2067 | 0 | 2,519 | 1,083 | 3,503 | 4,586 | 772 | 2000 | (l) |
| 2323 South 900 W | Salt Lake City, UT | | 886 | 2,995 | 90 | 898 | 3,073 | 3,971 | 628 | 2006 | (l) |
| 1815-1957 South 4650 West | Salt Lake City, UT | | 1,707 | 10,873 | 162 | 1,713 | 11,029 | 12,742 | 910 | 2006 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost | | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 | | | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings | | Land | Building and Improvements | Total | | | |
| | | | (Dollars in thousands) | | | | | | | | |
| 2100 Alexander Street | West Valley, UT | | 376 | 1,670 | — | 376 | 1,670 | 2,046 | 104 | 2007 | (l) |
| 2064 Alexander Street | West Valley, UT | | 864 | 2,771 | 34 | 869 | 2,800 | 3,669 | 177 | 2007 | (l) |
| Bard Access System — 5425 Amelia Earhart | Salt Lake City, UT | | 615 | 2,461 | 43 | 628 | 2,491 | 3,119 | 99 | 2007 | (l) |
| **San Diego** | | | | | | | | | | | |
| 16275 Technology Drive | San Diego, CA | | 2,848 | 8,641 | 42 | 2,859 | 8,672 | 11,531 | 1,044 | 2005 | (l) |
| 6305 El Camino Real | Carlsbad, CA | | 1,590 | 6,360 | 7,496 | 1,590 | 13,856 | 15,446 | 745 | 2006 | (l) |
| 8572 Spectrum Lane | San Diego, CA | | 806 | 3,225 | 429 | 807 | 3,653 | 4,460 | 206 | 2007 | (l) |
| 13100 Gregg St | Poway, CA | | 1,040 | 4,160 | 474 | 1,073 | 4,601 | 5,674 | 322 | 2007 | (l) |
| 2325 Camino Vida Roble | Carlsbad, CA | | 1,441 | 1,239 | 453 | 1,446 | 1,687 | 3,133 | 161 | 2006 | (l) |
| 2335 Camino Vida Roble | Carlsbad, CA | | 817 | 762 | 111 | 821 | 869 | 1,690 | 131 | 2006 | (l) |
| 2345 Camino Vida Roble | Carlsbad, CA | | 562 | 456 | 28 | 565 | 481 | 1,046 | 77 | 2006 | (l) |
| 2355 Camino Vida Roble | Carlsbad, CA | | 481 | 365 | 59 | 483 | 422 | 905 | 74 | 2006 | (l) |
| 2365 Camino Vida Roble | Carlsbad, CA | | 1,098 | 630 | (16) | 1,102 | 610 | 1,712 | 93 | 2006 | (l) |
| 2375 Camino Vida Roble | Carlsbad, CA | | 1,210 | 874 | 154 | 1,214 | 1,024 | 2,238 | 160 | 2006 | (l) |
| 6451 El Camino Real | Carlsbad, CA | | 2,885 | 1,931 | 254 | 2,895 | 2,175 | 5,070 | 274 | 2006 | (l) |
| **Southern New Jersey** | | | | | | | | | | | |
| 8 Springdale Road | Cherry Hill, NJ | | 258 | 1,436 | 834 | 258 | 2,270 | 2,528 | 639 | 1998 | (l) |
| 111 Whittendale Drive | Moorestown, NJ | | 522 | 2,916 | 136 | 522 | 3,052 | 3,574 | 725 | 2000 | (l) |
| 9 Whittendale | Moorestown, NJ | | 337 | 1,911 | 108 | 343 | 2,013 | 2,356 | 395 | 2001 | (l) |
| 7851 Airport | Pennsauken, NJ | | 160 | 508 | 383 | 163 | 888 | 1,051 | 263 | 2003 | (l) |
| 103 Central | Mt. Laurel, NJ | | 610 | 1,847 | 1,215 | 619 | 3,053 | 3,672 | 725 | 2003 | (l) |
| 7890 Airport Hwy/7015 Central | Pennsauken, NJ | | 300 | 989 | 735 | 425 | 1,599 | 2,024 | 614 | 2006 | (l) |
| 999 Grand Avenue | Hammonton, NJ | (y) | 969 | 8,793 | 1,561 | 979 | 10,344 | 11,323 | 2,150 | 2005 | (l) |
| 600 Creek Road | Delanco, NJ | | 2,125 | 6,504 | (12) | 2,127 | 6,490 | 8,617 | 830 | 2007 | (l) |
| 1070 Thomas Busch Memorial Hwy | Pennsauken, NJ | | 1,054 | 2,278 | 185 | 1,084 | 2,433 | 3,517 | 353 | 2007 | (l) |
| 1601 Schlumberger Drive | Moorestown, NJ | | 560 | 2,240 | 745 | 608 | 2,937 | 3,545 | 185 | 2007 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| **St. Louis** | | | | | | | | | | | |
| 8921-8971 Fost Avenue | Hazelwood, MO | | 431 | 2,479 | 124 | 431 | 2,603 | 3,034 | 909 | 1994 | (l) |
| 9043-9083 Frost Avenue | Hazelwood, MO | | 319 | 1,838 | 2,197 | 319 | 4,035 | 4,354 | 863 | 1994 | (l) |
| 10431-10449 Midwest Industrial Blvd | Olivette, MO | | 237 | 1,360 | 427 | 237 | 1,787 | 2,024 | 616 | 1994 | (l) |
| 10751 Midwest Industrial Boulevard | Olivette, MO | | 193 | 1,119 | 452 | 194 | 1,570 | 1,764 | 676 | 1994 | (l) |
| 6951 N Hanley(d) | Hazelwood, MO | | 405 | 2,295 | 1,322 | 419 | 3,603 | 4,022 | 1,022 | 1996 | (l) |
| 1037 Warson — Bldg A | St. Louis, MO | | 246 | 1,359 | 694 | 251 | 2,048 | 2,299 | 357 | 2002 | (l) |
| 1037 Warson — Bldg B | St. Louis, MO | | 380 | 2,103 | 1,895 | 388 | 3,990 | 4,378 | 640 | 2002 | (l) |
| 1037 Warson — Bldg C | St. Louis, MO | | 303 | 1,680 | 1,211 | 310 | 2,884 | 3,194 | 506 | 2002 | (l) |
| 1037 Warson — Bldg D | St. Louis, MO | | 353 | 1,952 | 957 | 360 | 2,902 | 3,262 | 487 | 2002 | (l) |
| 6821-6857 Hazelwood Ave | Berkeley, MO | | 985 | 6,205 | 913 | 985 | 7,118 | 8,103 | 1,297 | 2003 | (l) |
| 13701 Rider Trail North | Earth City, MO | | 800 | 2,099 | 729 | 804 | 2,824 | 3,628 | 663 | 2003 | (l) |
| 1908-2000 Innerbelt(d) | Overland, MO | | 1,590 | 9,026 | 981 | 1,591 | 10,006 | 11,597 | 2,242 | 2004 | (l) |
| 9060 Latty Avenue | Berkeley, MO | | 687 | 1,947 | 138 | 694 | 2,078 | 2,772 | 771 | 2006 | (l) |
| 21-25 Gateway Commerce Center | Edwardsville, IL | (z) | 1,874 | 31,958 | 1,343 | 1,928 | 33,247 | 35,175 | 2,270 | 2006 | (l) |
| 6647 Romiss Court | St. Louis, MO | | 230 | 681 | 72 | 241 | 742 | 983 | 48 | 2008 | (l) |
| Cenveno Building — 601 Cannonball | O'Fallon, MO | | 584 | 2,336 | 674 | 595 | 2,999 | 3,594 | 108 | 2007 | (l) |
| Pure Fishing BTS | Kansas City, MO | | 4,152 | — | 13,592 | 4,172 | 13,572 | 17,744 | 75 | 2008 | (l) |
| **Tampa** | | | | | | | | | | | |
| 5313 Johns Road | Tampa, FL | | 204 | 1,159 | 217 | 257 | 1,323 | 1,580 | 386 | 1997 | (l) |
| 5525 Johns Road | Tampa, FL | | 192 | 1,086 | 341 | 200 | 1,419 | 1,619 | 405 | 1997 | (l) |
| 5709 Johns Road | Tampa, FL | | 192 | 1,086 | 165 | 200 | 1,243 | 1,443 | 335 | 1997 | (l) |
| 5711 Johns Road | Tampa, FL | | 243 | 1,376 | 175 | 255 | 1,539 | 1,794 | 427 | 1997 | (l) |
| 5453 W Waters Avenue | Tampa, FL | | 71 | 402 | 135 | 82 | 526 | 608 | 147 | 1997 | (l) |
| 5455 W Waters Avenue | Tampa, FL | | 307 | 1,742 | 417 | 326 | 2,140 | 2,466 | 599 | 1997 | (l) |
| 5553 W Waters Avenue | Tampa, FL | | 307 | 1,742 | 476 | 326 | 2,199 | 2,525 | 593 | 1997 | (l) |
| 5501 W Waters Avenue | Tampa, FL | | 215 | 871 | 399 | 242 | 1,243 | 1,485 | 321 | 1997 | (l) |
| 5503 W Waters Avenue | Tampa, FL | | 98 | 402 | 162 | 110 | 552 | 662 | 136 | 1997 | (l) |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 5555 W Waters Avenue | Tampa, FL | | 213 | 1,206 | 185 | 221 | 1,383 | 1,604 | 376 | 1997 | (l) |
| 5557 W Waters Avenue | Tampa, FL | | 59 | 335 | 35 | 62 | 367 | 429 | 101 | 1997 | (l) |
| 5463 W Waters Avenue | Tampa, FL | | 497 | 2,751 | 649 | 560 | 3,337 | 3,897 | 867 | 1998 | (l) |
| 5461 W Waters | Tampa, FL | | 261 | — | 1,434 | 265 | 1,430 | 1,695 | 366 | 1998 | (l) |
| 5481 W. Waters Avenue | Tampa, FL | | 558 | — | 2,302 | 561 | 2,299 | 2,860 | 546 | 1999 | (l) |
| 4515-4519 George Road | Tampa, FL | | 633 | 3,587 | 674 | 640 | 4,254 | 4,894 | 872 | 2001 | (l) |
| 6089 Johns Road | Tampa, FL | (aa) | 180 | 987 | 88 | 186 | 1,069 | 1,255 | 201 | 2004 | (l) |
| 6091 Johns Road | Tampa, FL | (aa) | 140 | 730 | 113 | 144 | 839 | 983 | 133 | 2004 | (l) |
| 6103 Johns Road | Tampa, FL | (aa) | 220 | 1,160 | 95 | 226 | 1,249 | 1,475 | 214 | 2004 | (l) |
| 6201 Johns Road | Tampa, FL | (aa) | 200 | 1,107 | 115 | 205 | 1,217 | 1,422 | 237 | 2004 | (l) |
| 6203 Johns Road | Tampa, FL | (aa) | 300 | 1,460 | 114 | 311 | 1,563 | 1,874 | 348 | 2004 | (l) |
| 6205 Johns Road | Tampa, FL | (aa) | 270 | 1,363 | 52 | 278 | 1,407 | 1,685 | 168 | 2004 | (l) |
| 6101 Johns Road | Tampa, FL | | 210 | 833 | 195 | 216 | 1,022 | 1,238 | 221 | 2004 | (l) |
| 4908 Tampa West Blvd | Tampa, FL | | 2,622 | 8,643 | 36 | 2,635 | 8,666 | 11,301 | 1,575 | 2005 | (l) |
| 7201-7245 Bryan Dairy Road(d) | Largo, FL | | 1,895 | 5,408 | 565 | 1,909 | 5,959 | 7,868 | 712 | 2006 | (l) |
| 11701 Belcher Road South | Largo, FL | | 1,657 | 2,768 | 637 | 1,669 | 3,393 | 5,062 | 436 | 2006 | (l) |
| 4900-4914 Creekside Drive(h) | Clearwater, FL | | 3,702 | 7,338 | 537 | 3,730 | 7,847 | 11,577 | 1,077 | 2006 | (l) |
| 12345 Starkey Road | Largo, FL | | 898 | 2,078 | 410 | 905 | 2,481 | 3,386 | 295 | 2006 | (l) |
| **Toronto** | | | | | | | | | | | |
| 114 Packham Rd — Brooks Industries | Stratford, Ontario | | 1,000 | 3,526 | (170) | 1,012 | 3,344 | 4,356 | 734 | 2007 | (l) |
| 135 Dundas Street | Cambridge Ontario, Canada | | 3,128 | 4,958 | 138 | 3,179 | 5,045 | 8,224 | 1,917 | 2005 | (l) |
| 678 Erie Street | Stratford Ontario, Canada | | 786 | 557 | (236) | 829 | 278 | 1,107 | 201 | 2005 | (l) |
| 777 Bayly Street West | Ajax Ontario, Canada | | 7,224 | 13,156 | (585)(ab) | 7,039 | 12,756 | 19,795 | 1,541 | 2008 | (l) |
| **Other** | | | | | | | | | | | |
| 3501 Maple Street | Abilene, TX | | 67 | 1,057 | 1,473 | 266 | 2,331 | 2,597 | 1,178 | 1994 | (l) |
| 4200 West Harry Street(e) | Wichita, KS | | 193 | 2,224 | 1,777 | 532 | 3,662 | 4,194 | 2,285 | 1994 | (l) |
| 5050 Kendrick Court | Grand Rapids, MI | | 1,721 | 11,433 | 7,571 | 1,721 | 19,004 | 20,725 | 6,546 | 1994 | (l) |
| 5015 52nd Street SE | Grand Rapids, MI | | 234 | 1,321 | 97 | 234 | 1,418 | 1,652 | 538 | 1994 | (l) |

# FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

| Building Address | Location (City/State) | (a) Encumbrances | (b) Initial Cost Land | (b) Initial Cost Buildings | (c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision | Gross Amount Carried At Close of Period 12/31/08 Land | Gross Amount Carried At Close of Period 12/31/08 Building and Improvements | Gross Amount Carried At Close of Period 12/31/08 Total | Accumulated Depreciation 12/31/08 | Year Acquired/ Constructed | Depreciable Lives (Years) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| 2250 Delaware Ave | Des Moines, IA | | 277 | 1,609 | 591 | 277 | 2,200 | 2,477 | 524 | 1998 | (l) |
| 9601A Dessau Road | Austin, TX | | 255 | — | 2,186 | 366 | 2,075 | 2,441 | 767 | 1999 | (l) |
| 9601B Dessau Road | Austin, TX | | 248 | — | 1,854 | 355 | 1,747 | 2,102 | 397 | 2000 | (l) |
| 9601C Dessau Road | Austin, TX | | 248 | — | 2,186 | 355 | 2,079 | 2,434 | 908 | 1999 | (l) |
| Lake Point IV | Orlando, FL | | 909 | 4,613 | 208 | 920 | 4,810 | 5,730 | 695 | 2005 | (l) |
| Ozburn Hessey Logistics — BTS | Winchester, VA | | 2,320 | — | 10,854 | 2,401 | 10,773 | 13,174 | 420 | 2007 | (l) |
| 6266 Hurt Road | Horn Lake, MS | | 427 | — | 3,756 | 427 | 3,756 | 4,183 | 584 | 2004 | (l) |
| 6266 Hurt Road Building B | Horn Lake, MS | | — | — | 868 | 99 | 769 | 868 | 136 | 2004 | (l) |
| 12626 Silicon Drive | San Antonio, TX | | 768 | 3,448 | 22 | 779 | 3,459 | 4,238 | 611 | 2005 | (l) |
| 3100 Pinson Valley Parkway | Birmingham, AL | | 303 | 742 | 21 | 310 | 756 | 1,066 | 123 | 2005 | (l) |
| 1021 W. First Street, Hwy 93 | Sumner, IA | | 99 | 2,540 | 20 | 100 | 2,559 | 2,659 | 528 | 2005 | (l) |
| 1245 N. Hearne Avenue | Shreveport, LA | | 99 | 1,263 | 33 | 102 | 1,293 | 1,395 | 248 | 2005 | (l) |
| 10330 I Street | Omaha, NE | | 1,808 | 8,340 | 15 | 1,809 | 8,354 | 10,163 | 1,783 | 2006 | (l) |
| **Redevelopments/Developments/Developable Land(j)** | | | 179,317 | 428 | 6,069(ab) | 178,403 | 7,406 | 185,809 | 219 | | |
| **Total** | | | $770,513 | $1,909,351 | $669,308 | $784,161(k) | $2,565,006(k) | $3,349,167 | $524,865(k) | | |

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

**NOTES:**

(a) See description of encumbrances in Note 6 to Notes to Consolidated Financial Statements.

(b) Initial cost for each respective property is tangible purchase price allocated in accordance with SFAS 141.

(c) Improvements are net of write-off of fully depreciated assets.

(d) Comprised of two properties.

(e) Comprised of three properties.

(f) Comprised of four properties.

(g) Comprised of five properties.

(h) Comprised of eight properties.

(i) Comprised of 28 properties.

(j) These properties represent developable land and redevelopments that have not been placed in service.

(k)

| | Amounts Included in Real Estate Held for Sale | Amounts Within Net Investment in Real Estate | Gross Amount Carried At Close of Period December 31, 2008 |
|---|---|---|---|
| Land | $ 7,170 | $ 776,991 | $ 784,161 |
| Buildings & Improvements | 13,556 | 2,551,450 | 2,565,006 |
| Accumulated Depreciation | (1,757) | (523,108) | (524,865) |
| Subtotal | 18,969 | 2,805,333 | 2,824,302 |
| Construction in Progress | 406 | 57,156 | 57,562 |
| Net Investment in Real Estate | 19,375 | 2,862,489 | 2,881,864 |
| Leasing Commissions, Net, Deferred Leasing Intangibles, Net and Deferred Rent Receivable, Net | 1,742 | | |
| Total at December 31, 2008 | $21,117 | | |

* Amounts exclude $90,342 of above market and other deferred leasing intangibles, net.

(l) Depreciation is computed based upon the following estimated lives:

| | |
|---|---|
| Buildings and Improvements | 8 to 50 years |
| Tenant Improvements, Leasehold Improvements | Life of lease |

(m) This property collateralizes a $2.5 million mortgage loan which matures on May 1, 2016.

(n) This property collateralizes a $14.1 million mortgage loan which matures on December 1, 2010.

(o) This property collateralizes a $4.9 million mortgage loan which matures on December 1, 2019.

(p) This property collateralizes a $1.2 million mortgage loan which matures on January 1, 2013.

(q) These properties collateralize a $0.5 million mortgage loan which matures on September 1, 2009.

(r) This property collateralizes a $2.3 million mortgage loan which matures on January 1, 2012.

(s) This property collateralizes a $1.5 million mortgage loan which matures on June 1, 2014.

(t) This property collateralizes a $2.4 million mortgage loan which matures on July 1, 2018.

(u) This property collateralizes a $1.0 million mortgage loan which matures on July 1, 2018.

## FIRST INDUSTRIAL REALTY TRUST, INC.
## SCHEDULE III:
## REAL ESTATE AND ACCUMULATED DEPRECIATION
## As Of December 31, 2008

(v) This property collateralizes a $4.8 million mortgage loan which matures on December 1, 2019.

(w) This property collateralizes a $1.7 million mortgage loan which matures on September 30, 2024.

(x) This property collateralizes a $4.3 million mortgage loan which matures on June 1, 2018.

(y) This property collateralizes a $6.0 million mortgage loan which matures on March 1, 2011.

(z) This property collateralizes a $13.5 million mortgage loan and a $11.5 million mortgage loan which both mature on January 1, 2014.

(aa) These properties collateralize a $5.2 million mortgage loan which matures on July 1, 2009.

(ab) Includes foreign currency translation adjustments.

At December 31, 2008, the aggregate cost of land and buildings and equipment for federal income tax purpose was approximately $3.2 billion (excluding construction in progress.)

The changes in total real estate assets, including real estate held for sale, for the three years ended December 31, 2008 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Balance, Beginning of Year | $3,365,500 | $3,331,382 | $3,278,740 |
| Acquisition of Real Estate Assets | 319,431 | 440,664 | 551,860 |
| Construction Costs and Improvements | 186,997 | 237,135 | 211,711 |
| Disposition of Real Estate Assets | (429,106) | (619,785) | (693,159) |
| Write-off of Fully Depreciated Assets | (36,093) | (23,896) | (17,770) |
| Balance, End of Year | $3,406,729 | $3,365,500 | $3,331,382 |

The changes in accumulated depreciation, including accumulated depreciation for real estate held for sale, for the three years ended December 31, 2008 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance, Beginning of Year | $512,781 | $473,882 | $412,039 |
| Depreciation for Year | 114,795 | 121,714 | 121,347 |
| Disposition of Assets | (66,618) | (58,919) | (41,734) |
| Write-off of Fully Depreciated Assets | (36,093) | (23,896) | (17,770) |
| Balance, End of Year | $524,865 | $512,781 | $473,882 |

## MARKET INFORMATION

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR".

| Quarter Ended | High | Low | Distribution Declared |
|---|---|---|---|
| December 31, 2008 | $28.39 | $ 5.10 | $0.2500 |
| September 30, 2008 | $32.13 | $21.94 | $0.7200 |
| June 30, 2008 | $32.68 | $27.47 | $0.7200 |
| March 31, 2008 | $36.54 | $28.83 | $0.7200 |
| December 31, 2007 | $42.71 | $34.60 | $0.7200 |
| September 30, 2007 | $41.28 | $37.63 | $0.7100 |
| June 30, 2007 | $45.77 | $38.76 | $0.7100 |
| March 31, 2007 | $49.51 | $44.44 | $0.7100 |

The Company had 696 common stockholders of record registered with our transfer agent as of February 20, 2009.

**Performance Graph***

The following graph provides a comparison of the cumulative total stockholder return among the Company, the FTSE NAREIT Equity REIT Total Return Index (the "NAREIT Index") and the Standard & Poor's 500 Index ("S&P 500"). The comparison is for the period from December 31, 2003 to December 31, 2008 and assumes the reinvestment of any dividends. The closing price for our Common Stock quoted on the NYSE at the close of business on December 31, 2003 was $33.75 per share. The NAREIT Index includes REITs with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. Upon written request, we will provide stockholders with a list of the REITs included in the NAREIT Index. The historical information set forth below is not necessarily indicative of future performance. The following graph was prepared at our request by Research Data Group, Inc., San Francisco, California.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***


$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
First Industrial Realty Trust, Inc.
S&P 500
FTSE NAREIT Equity

| | 12/03 | 12/04 | 12/05 | 12/06 | 12/07 | 12/08 |
|---|---|---|---|---|---|---|
| FIRST INDUSTRIAL REALTY TRUST, INC. | 100.00 | 129.50 | 131.38 | 170.90 | 135.48 | 32.92 |
| S&P 500 | 100.00 | 110.88 | 116.33 | 134.70 | 142.10 | 89.53 |
| FTSE NAREIT Equity | 100.00 | 131.58 | 147.58 | 199.32 | 168.05 | 89.91 |

* The information provided in this performance graph shall not be deemed to be "soliciting material," to be "filed" or to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934 unless specifically treated as such.

## CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Bruce W. Duncan
*President and Chief Executive Officer*

Scott A. Musil
*Acting Chief Financial Officer, Chief Accounting Officer, Treasurer and Assistant Secretary*

Johannson L. Yap
*Chief Investment Officer*

David G. Harker
*Executive Vice President — Central Region*

Peter O. Schultz
*Executive Vice President — East Region*

Christopher M. Schneider
*Chief Information Officer and Senior Vice President — Operations*

Donald Stoffle
*Executive Director — Dispositions*

Robert Walter
*Senior Vice President — Capital Markets*

Arthur J. Harmon
*Director — Investor Relations and Corporate Communications*

John H. Clayton
*Vice President — Corporate Legal and Secretary*

DIRECTORS

W. Ed Tyler§
*Chairman*
First Industrial Realty Trust, Inc.
*Chief Executive Officer*
Ideapoint Ventures
*Former Chief Executive Officer and Director*
Moore Corporation Limited

Bruce W. Duncan‡
*President and Chief Executive Officer*
First Industrial Realty Trust, Inc.
*Chairman*
Starwood Hotels & Resorts Worldwide, Inc.

John W.M. Brenninkmeijer
*Former Non-Executive Chairman*
REDEVCO Europe Services B.V.

Michael G. Damone‡
*Director of Strategic Planning*
First Industrial Realty Trust, Inc.

Kevin W. Lynch*†§
*Principal*
The Townsend Group
*Director*
Lexington Realty Trust

John Rau*§
*President, Chief Executive Officer and Director*
Miami Corporation
*Director*
Nicor Inc.
Harris Financial Corp.
Harris Bank, N.A.

Jay H. Shidler‡
*Managing Partner*
The Shidler Group
*Chairman*
Corporate Office Properties Trust
*Chairman*
Pacific Office Properties Trust, Inc.

Robert J. Slater†
*Former President*
Jackson Consulting, Inc.

J. Steven Wilson*†
*Chairman, President and Chief Executive Officer*
Riverside Group, Inc.
*Managing Member*
Besco Engineering, LLC
*Managing Director*
London Manhattan Company
*President*
AIP Group, LLC

§ Nominating/Corporate Governance Committee
† Compensation Committee
* Audit Committee
‡ Investment Committee

## CORPORATE AND STOCKHOLDER INFORMATION

*Executive Office*
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606
Phone: 312.344.4300
Fax: 312.922.6320
www.firstindustrial.com
info@firstindustrial.com

*Stock Exchange Listing*
New York Stock Exchange
Symbol: FR

*Registrar and Transfer Agent*
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800.446.2617

*Independent Registered Public Accounting Firm*
PricewaterhouseCoopers LLP
Chicago, Illinois

*General Counsel*
Barack Ferrazzano Kirschbaum &
Nagelberg LLP
Chicago, Illinois

*10-K Report*
**A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained free of charge by contacting the Director of Investor Relations and Corporate Communications, First Industrial Realty Trust, Inc. Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.**

*NYSE Annual CEO Certification*
In June 2008, the Company submitted to the NYSE its Annual CEO Certification.

*Annual Meeting*
The Annual Meeting of Stockholders of First Industrial Realty Trust, Inc., will be held on Wednesday, May 13, 2009, at 9:00 A.M. CDT at the 10th Floor Conference Room, 311 South Wacker Drive, Chicago, Illinois.

*To contact First Industrial's Audit Committee:*
Chairman of the Audit Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606

*To contact First Industrial's Nominating/Corporate Governance Committee:*
Chairman of the Nominating/Corporate
Governance Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606

FIRST INDUSTRIAL
REALTY·TRUST

LETTER TO STOCKHOLDERS
FROM THE PRESIDENT AND CEO

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2008 ANNUAL REPORT